      As filed with the Securities and Exchange Commission on June 12, 2002

                                                       Registration No. 333-____
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               Delaware                                      87-0418807
   -------------------------------                      ---------------------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                       Identification No.)


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                              103 Springer Building
                              3411 Silverside Road
                           Wilmington, Delaware 19810
                                 (302) 478-6160
    -------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               ANTHONY J. SANTILLI
                  Chairman, President, Chief Executive Officer,
                      Chief Operating Officer and Director
                   American Business Financial Services, Inc.
                            Balapointe Office Center
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440
            -----------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:

                            JANE K. STORERO, ESQUIRE
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                      Philadelphia, Pennsylvania 19103-6998
                                 (215) 569-5500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                                          CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                        Proposed maximum      Proposed
                                                       offering price per      maximum
  Title of each class of securities     Amount to be      subordinated        aggregate            Amount of
           to be registered              registered       debenture(1)      offering price      registration fee
------------------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures.............    $315,000,000         $1,000          $315,000,000            $28,980
====================================================================================================================================


(1)  Estimated solely for the purpose of calculating the registration fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to Completion, Dated June 12, 2002

 [LOGO]

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                  $315,000,000 of Subordinated Debt Securities

         American Business Financial Services, Inc. is offering subordinated investment notes and adjustable-rate, subordinated money market notes. We offer investment notes with maturities generally ranging from three months to 120 months, as described in a supplement to this prospectus. The money market notes have no stated maturity. For a more detailed description of these securities, see "Highlights of Terms of the Debt Securities Offered" and "Description of the Debt Securities Offered and the Indenture." We will provide the interest rates currently being offered on the debt securities in a supplement to this prospectus. You should read this prospectus and the rate supplement carefully before you invest.

         We will receive all of the proceeds from the sale of the debt securities, which we estimate will total approximately $310.4 million after paying expenses.

         These debt securities are not certificates of deposit or other obligations of, or guaranteed by, a depository institution. The payment of principal and interest on these securities is not insured by the Federal Deposit Insurance Corporation or guaranteed by the Federal Deposit Insurance Corporation, any governmental or private insurance fund, or any other entity.

         These debt securities are our unsecured obligations. We do not contribute funds to a separate account such as a sinking fund to repay the debt represented by these securities upon maturity.

         There is no public trading market for these securities and it is unlikely that an active trading market will develop or be sustained.

         An investment in these securities involves risks and uncertainties. These securities are unsecured obligations, which are subordinated to our senior debt. You should consider carefully the risk factors and the other information set forth in this prospectus before you decide to purchase these securities. See "Risk Factors" beginning on page 12.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------


             The date of this prospectus is _________________, 2002

                                                     TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

Prospectus Summary................................................................................................3
Highlights of Terms of the Debt Securities Offered...............................................................10
Risk Factors.....................................................................................................11
Forward Looking Statements.......................................................................................24
Use of Proceeds..................................................................................................24
Description of the Debt Securities Offered and the Indenture.....................................................26
Selected Consolidated Financial Data.............................................................................40
Management's Discussion and Analysis of Financial Condition and Results of Operations............................43
Business........................................................................................................106
Where You Can Find More Information.............................................................................127
Management......................................................................................................129
Principal Stockholders..........................................................................................132
Market for Common Stock and Related Stockholder Matters.........................................................134
Plan of Distribution............................................................................................136
Legal Matters...................................................................................................136
Experts.........................................................................................................136
Change in Accountants...........................................................................................137
Index to Consolidated Financial Statements......................................................................F-1



                               PROSPECTUS SUMMARY

         This summary includes an overview of the material terms of the offering which are discussed in detail in this prospectus. It does not contain all of the information that is necessary to make an informed investment decision. To fully understand the offering, you should read the entire prospectus carefully, including the "Risk Factors", the consolidated financial statements and the "Description of the Debt Securities Offered and the Indenture" before you decide to purchase these securities.

General Information Regarding Our Business

         American Business Financial Services, Inc. is a diversified financial services organization operating throughout the United States. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Bala Cynwyd, Pennsylvania, and a retail branch network of offices. Through our principal direct and indirect subsidiaries, we originate, service and sell:

         o loans to businesses, secured by real estate and other business assets, which we refer to in this document as business purpose loans; and

         o mortgage loans, which are secured by first and second mortgages on single-family residences and may not satisfy the eligibility requirements of Fannie Mae, Freddie Mac or similar buyers, which we refer to in this document as home equity loans.

         We also underwrite, process and purchase home equity loans through our Bank Alliance Program. Through this program, we purchase home equity loans from other financial institutions that meet our underwriting criteria but do not meet the underwriting guidelines of the selling institution for loans it holds in its portfolio. The loans are originated by the selling institution and immediately sold to us. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization. See "Business -- Home Equity Loans."

         Our loan customers fall primarily into two categories. The first category of customers includes credit impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations. The second category of customers includes borrowers who would qualify for loans from traditional lending sources but who still prefer to use our products and services. See "Business -- Lending Activities."

         We were incorporated in Delaware in 1985 and began operations as a finance company in 1988, initially offering business purpose loans to customers whose borrowing needs we believed were not being adequately serviced by commercial banks. Since our inception, we have significantly expanded our product line and geographic scope and currently have licenses to offer our home equity loan products in 42 states.

         The ongoing securitization of our loans is a central part of our current business strategy. We securitize business and home equity loans originated by our subsidiaries pursuant to our existing securitization program. A securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case, loans, to a trust in exchange for certificates, notes or other securities issued by the trust and representing an undivided interest in the trust assets. The transfer to the trust could involve a sale or pledge of the financial assets, as well as certain representations and warranties we make regarding these transferred assets, depending on the particular transaction. Next, the trust sells a portion of the certificates, notes or other securities to investors for cash. Often the originator of the loans retains the servicing rights, which is the right to service the loans for a fee. The originator may also retain an interest in the cash flows generated by the securitized loans which is subordinate to the regular interest sold to investors. This interest in the cash flows generated by the securitized loans is called an interest-only strip. See "Business -- Securitizations" and "Business -- Loan Servicing" for further detail.

         Loans and leases we hold as available for sale on our balance sheet and securitized loans and leases we service for others are referred to as our managed portfolio.

         In addition to securitizations, we fund our operations with subordinated debt that we offer from our principal operating office located in Pennsylvania and a branch office located in Arizona. We offer this debt without the assistance of an underwriter or dealer. At March 31, 2002, we had $640.7 million in subordinated debt outstanding. This debt had a weighted average interest rate of 10.31% and a weighted average maturity of 17 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans as a result of our strategy of focusing on our most profitable lines of business. Conventional first mortgage loans included first mortgages on 1 to 4 unit residential properties, most of which satisfied the eligibility requirements of Fannie Mae and Freddie Mac. Prior to this time, we originated conventional first mortgage loans, which were sold in the secondary market. We may, from time to time, consider the origination of conventional first mortgage loans on a limited basis in the future.

         Our principal executive office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at that address is (302) 478-6160. Our principal operating office is located at Balapointe Office Centre, 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania 19004. The telephone number at the Balapointe Office Centre is (610) 668-2440. We maintain a site on the World Wide Web at www.abfsonline.com as well as web sites for our subsidiary companies. The information on our web site and any subsidiary web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web address and the web address of each subsidiary are, and are only intended to be, inactive textual references.

         On October 1, 2001, the Company's Board of Directors declared a 10% stock dividend to be paid on November 5, 2001 to shareholders of record on October 22, 2001. Outstanding common shares, earnings per common share, average common shares or stock option amounts for all prior periods presented in this prospectus have been adjusted to reflect the effect of this stock dividend.

Summary Consolidated Financial Data

         You should consider our consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                       Nine Months
                                                      Ended March 31,                            Year Ended June 30,
                                                   --------------------    --------------------------------------------------------

Statement of Income Data:                            2002        2001        2001        2000        1999        1998        1997
                                                   --------    --------    --------    --------    --------    --------    --------
Revenues:                                                               (In thousands, except per share data)
  Gain on sale of loans and leases .............   $129,139    $ 91,529    $128,978    $ 90,380    $ 64,490    $ 40,778    $ 19,942
  Interest and fees ............................     16,759      16,555      22,582      19,400      16,553      17,386       5,584
  Interest accretion on interest-only strips ...     25,920      17,857      26,069      16,616       2,021         538         101
  Other ........................................      4,323       4,284       5,707       4,250       3,360         633         335
                                                   --------    --------    --------    --------    --------    --------    --------
Total revenues .................................    176,141     130,225     183,336     130,646      86,424      59,335      25,962
Total expenses(a) ..............................    166,533     119,166     170,151     120,284      64,573      41,445      16,960
                                                   --------    --------    --------    --------    --------    --------    --------
Operating income before income taxes ...........      9,608      11,059      13,185      10,362      21,851      17,890       9,002
Income taxes ...................................      4,035       4,424       5,274       3,938       7,763       6,435       3,062
                                                   --------    --------    --------    --------    --------    --------    --------
Income before cumulative effect of a change in
    accounting principle .......................      5,573       6,635       7,911       6,424      14,088      11,455       5,940
Cumulative effect of a change in accounting
    principle ..................................         --          --         174          --          --          --          --
                                                   --------    --------    --------    --------    --------    --------    --------
Net income .....................................   $  5,573    $  6,635    $  8,085    $  6,424    $ 14,088    $ 11,455    $  5,940
                                                   ========    ========    ========    ========    ========    ========    ========
Per Common Share Data:
Income before  cumulative effect of a change in
    accounting principle:
     Basic earnings per common share(b) ........   $   2.07    $   1.86    $   2.29    $   1.71    $   3.48    $   2.82    $   1.85
     Diluted earnings per common share(b) ......       1.91        1.83        2.24        1.66        3.38        2.71        1.77
Net income:
     Basic earnings per common share(b) ........   $   2.07    $   1.86    $   2.34    $   1.71    $   3.48    $   2.82    $   1.85
     Diluted earnings per common share(b) ......       1.91        1.83        2.29        1.66        3.38        2.71        1.77
Cash dividends declared per common share(b) ....       0.23        0.21        0.29        0.27        0.15        0.05        0.05

----------------------------
(a) Includes an interest-only strip fair value adjustment of $13.2 million for the nine months ended March 31, 2002 and $12.6 million in the year ended June 30, 2000.

(b) Amounts for the years ended June 30, 2001, 2000, 1999, 1998 and 1997 have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001 as if the additional shares had been outstanding for each period presented.

                                                                                               June 30,
                                                         March 31,    ------------------------------------------------------------
                                                           2002         2001         2000         1999         1998         1997
                                                         --------     --------     --------     --------     --------     --------
Balance Sheet Data:                                                                    (In thousands)
Cash and cash equivalents ............................   $131,560     $ 91,092     $ 69,751     $ 22,395     $  4,486     $  5,014
Loan and lease receivables, net
  Available for sale .................................     67,547       83,241       45,746       33,776       62,382       35,712
  Other ..............................................     13,333       16,549       13,002        6,863        4,096        1,144
Interest-only strips .................................    490,147      398,519      277,872      178,218       95,913       37,507
Servicing rights .....................................    118,194      102,437       74,919       43,210       18,472        8,083
Receivable for sold loans and leases .................      8,216       14,157       51,283       66,086        2,377          960
Total assets .........................................    885,346      766,487      594,282      396,301      226,551      103,989
Subordinated debt ....................................    640,736      537,950      390,676      211,652      115,182       56,486
Total liabilities ....................................    818,174      699,625      532,167      338,055      183,809       73,077
Stockholders' equity .................................     67,172       66,862       62,115       58,246       42,742       30,912

                                                  Nine Months Ended
                                                      March 31,                             Year Ended June 30,
                                               -----------------------   ----------------------------------------------------------
                                                  2002         2001         2001         2000        1999         1998       1997
                                               ----------   ----------   ----------   ----------   ----------   --------   --------
Other Data:                                                                    (Dollars in thousands)
Total managed loan and lease portfolio ....... $2,936,162   $2,435,515   $2,589,395   $1,918,540   $1,176,918   $559,398   $176,651
Originations:
  Business purpose loans .....................     99,035       87,320      120,537      106,187       64,818     52,335     38,721
  Home equity loans ..........................    907,594      786,497    1,096,440      949,014      634,820    328,089     91,819
  Conventional first mortgage loans ..........        (a)          (a)          (a)       42,607       66,519     33,671         --
  Equipment leases ...........................        (b)          (b)          (b)       19,631       96,289     70,480      8,004
Average loan/lease size on loans and leases
originated:
    Business purpose loans ...................         96           90           91           89           80         83         78
    Home equity loans ........................         90           80           82           70           74         62         51
    Conventional first mortgage loans ........        (a)          (a)          (a)          160          165        154         --
    Equipment leases .........................        (b)          (b)          (b)           19           23         21         11
Weighted average interest rate on loans
  and leases originated:
    Business purpose loans ...................      15.72%       16.01%       15.99%       15.99%       15.91%     15.96%     15.91%
    Home equity loans ........................      10.89        11.57        11.46        11.28        11.05      11.95      11.69
    Conventional first mortgage loans ........        (a)          (a)          (a)         8.75         7.67       8.22         --
    Equipment leases .........................        (b)          (b)          (b)        11.25        11.40      12.19      15.48
    Combined .................................      11.37        12.01        11.91        11.63        11.30      11.63      13.09
Loans and leases sold:
  Securitizations ............................ $  973,143   $  804,429   $1,102,066   $1,001,702   $  777,598   $384,700   $115,000
  Other ......................................     55,943       49,997       76,333      102,670      105,751     51,594      3,817

----------------------------

(a) Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans. Amounts are not significant subsequent to that date.

(b) Effective December 31, 1999, we de-emphasized and subsequent to that date, discontinued the equipment lease origination business. As a result, there are no equipment lease originations or sales subsequent to that date.

                                                               Nine Months Ended
                                                                   March 31,                     Year Ended June 30,
                                                               -----------------    ---------------------------------------------
                                                                 2002      2001     2001      2000      1999      1998       1997
                                                                -----     -----     -----     -----     -----     -----     -----
Financial Ratios:
Return on average assets ...................................     0.90%     1.38%     1.22%     1.31%     4.56%     6.93%     7.87%
Return on average equity ...................................    11.20     13.39     12.22     10.29     28.10     31.10     33.65
Total delinquencies as a percentage of total managed
  portfolio at end of period ...............................     5.91      3.53      4.13      2.91      3.19      3.01      2.15
Real estate owned as a percentage of total managed
  portfolio at end of period ...............................     1.28      1.07      1.10      0.68      0.85      0.16      0.34
Loan and lease losses as a percentage of the average
  total managed portfolio during the period (a) ............     0.54      0.47      0.53      0.31      0.12      0.12      0.07
Pre-tax income as a percentage of total revenues ...........     5.45      8.49      7.19      7.93     25.28     30.15     33.99
Ratio of earnings to fixed charges .........................     1.18x     1.26x     1.23x     1.26x     1.92x     2.23x     2.56x

----------------------------

(a) Percentage based on annualized losses and average managed portfolio.

Overview of the Offering

         The Offering. We are offering up to $315.0 million of subordinated investment notes and adjustable rate subordinated money market debt securities referred to in this prospectus as debt securities or the notes. In connection with this offering of debt securities, we have entered into an agreement called an indenture with U.S. Bank Trust National Association, a national banking association who will act as the trustee. The indenture provides detailed information regarding the terms of debt securities and what happens in the event we fail to make a payment. The trustee monitors our compliance with the terms of the indenture and takes actions to protect the rights of holders of the debt securities if we do not comply with these terms. There is no minimum amount of debt securities that must be sold in the offering. We may withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, the debt securities previously sold will remain outstanding until maturity and pending orders will be irrevocable. See "Plan of Distribution."

         Unsecured Obligations. The debt securities are not insured, guaranteed or secured by the Federal Deposit Insurance Corporation , referred to as the FDIC in this document, or other government agencies or by any lien on any of our assets. We do not intend to contribute funds to a separate fund, such as a sinking fund, to provide funds to repay the debt securities upon maturity. Our sources of funds for the repayment of principal at maturity and the ongoing payment of interest on these debt securities include revenues from operations, including the securitization or sale of available for sale loans, working capital, and cash generated from additional debt financing including the sale of the investment notes and our credit facilities. See "Risk Factors -- Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment."

         Subordinated Obligations. The debt securities are second in right of repayment, or subordinated, to our senior debt and debt of our subsidiaries. There is no limitation on the amount of senior debt or subsidiary debt we may incur. See "Description of the Debt Securities Offered and the Indenture" for a description of what constitutes senior debt and debt of our subsidiaries.

         Parity Debt. Upon liquidation or dissolution, our indebtedness, other than the senior debt, will have rights equal to those of the debt securities being offered. As of March 31, 2002, we had $640.7 million of indebtedness which will rank equally in right of payment with the debt securities. See "Description of the Debt Securities Offered and the Indenture."

         Orders. Your order is irrevocable upon submission to us. We may reject your order in whole or in part, for any reason. If your order is not accepted by us, we will promptly refund the funds you paid with your order to you without deduction of any costs and without interest. See "Plan of Distribution."

         Upon acceptance of an order, we send an initial transaction statement to the purchaser which shows the purchaser's ownership. Purchasers may not transfer rights of ownership in the security by the endorsement and delivery of the statement to another purchaser. See "Description of the Debt Securities Offered and the Indenture - Provisions Relating to All Securities" for information on how to transfer this debt security.

         Overview of Terms of Debt Securities. For an overview of the debt securities, see "Highlights of Terms of the Debt Securities Offered" and "Description of the Debt Securities Offered and the Indenture" appearing in this prospectus.

         Use of Proceeds. Assuming that we sell all of the $315.0 million of debt securities offered, we will receive net proceeds of approximately $310.4 million after paying expenses which we estimate to be approximately $4.6 million. We intend to use up to approximately $270.0 million to $310.4 million of the net proceeds to repay maturing notes with maturities of one day to 10 years and interest rates ranging from 4.88% to 13.5%. We intend to use the remainder of the net proceeds we receive from the sale of the debt securities for our general corporate purposes as described under "Use of Proceeds."

         We do not use registered broker-dealers to assist with the sale of the debt securities. If we elect to use broker-dealers on a best efforts basis in connection with future sales of the investment notes or money market notes, we anticipate that we will pay commissions of up to 10% of the sales price to those brokers and we may reimburse those brokers for costs and expenses related to those sales. If we use brokers, expenses of the offering will increase and the proceeds we receive will be less than currently estimated.

                                  HIGHLIGHTS OF TERMS OF THE DEBT SECURITIES OFFERED


                                                Investment Notes                         Money Market Notes

Types of Security Offered.......   Unsecured, subordinated, fixed term        Unsecured, adjustable rate, subordinated
                                   subordinated debt security.                debt security.

Denomination of Initial Purchase   Minimum purchase: $1,000 per security or   Minimum purchase: $1,000 per security
and Additional Purchases........   any amount in excess of $1,000.            or any amount in excess of $1,000.

Annual Interest Rate............   Fixed upon issuance. You may choose a      We will adjust the interest rate paid
                                   term length and the applicable interest    from time to time in our sole
                                   rate will be based upon the term chosen.   discretion. The interest rate shall not
                                                                              be less than 4.0% per year. We will
                                                                              notify holders in writing at least 14
                                                                              days prior to any decrease in the
                                                                              interest rate. No interest will be paid
                                                                              for any day on which the principal
                                                                              balance is below $1,000.

Payment of Interest.............   Interest on investment notes with          Interest will be compounded daily and
                                   maturities of less than one year will be   credited monthly at the end of each
                                   compounded daily and paid at maturity.     month.  No checks will be issued in
                                   Interest on investment notes with          payment of interest.  Accrued interest
                                   maturities of one year or greater will be  will be added to principal in each
                                   compounded daily and, at the election of   account in the form of additional
                                   the holder, paid at maturity, monthly,     securities.
                                   quarterly, semi-annually or annually.

Redemption by Holder............   Investment notes with remaining            May be redeemed by the holder upon
                                   maturities of less than one year are not   written notice to us with payment to be
                                   redeemable prior to maturity.  Investment  made within 10 business days of our
                                   notes with remaining maturities of one     receipt of such notice from the holder.
                                   year or greater may be redeemed by the     Redemptions must be at least $500,
                                   holder, who is a natural person,           except for redemptions to close an
                                   following his/her total permanent          account.  Redemptions may be made by
                                   disability (as described under the         drafts, which are similar to checks.  We
                                   heading "Description of the Debt           will charge a service fee if you use
                                   Securities Offered and the Indenture--     more than three (3) drafts per month.
                                   Provisions Relating to Investment          Drafts may not be utilized to redeem the
                                   Notes"), or by the holder's estate after   money market note in full and close the
                                   his/her death, at the principal amount     account established. A separate written
                                   plus accrued interest.  Any holder who is  request is required to redeem the money
                                   not a natural person, such as a trust,     market note in full and close the
                                   partnership or corporation, will have no   account.  See "Description of the Debt
                                   right to cause redemption prior to         Securities Offered and the Indenture--
                                   maturity  (for joint holders, see          Provisions Relating to Money Market
                                   "Description of the Debt Securities        Notes-- Redemption of the Holder of
                                   Offered and the Indenture-- Provisions     Money Market Notes."
                                   Relating to Investment Notes").

Redemption by Company...........   Redeemable upon 90 days written notice to  Redeemable upon 30 days written notice
                                   the holder.                                to the holder.

Form/Transferability............   In book-entry form and non-negotiable.     In book-entry form and non-negotiable.
                                   (A transaction statement will be issued,   (A transaction statement will be issued,
                                   not an individual promissory note).  Not   not an individual promissory note).  Not
                                   transferable without our prior written     transferable without our prior written
                                   consent.                                   consent.

Maturity........................   Investment notes are offered with terms    No fixed maturity.
                                   to maturity described in a supplement to
                                   this prospectus. These terms generally
                                   range from 3 to 120 months. The term of
                                   each note is established at the time of
                                   purchase.

Automatic Extension.............   The investment notes will be               Not applicable.
                                   automatically extended for a period equal
                                   to the original term unless: (i) we
                                   notify the holder at least seven days
                                   prior to the maturity date that an
                                   extension will not be provided; or (ii)
                                   the holder elects to redeem or change the
                                   term on his/her notes within seven days
                                   after the maturity date.  Investment
                                   notes to be extended will be extended at
                                   a fixed interest rate equal to the
                                   interest rate then being offered on newly
                                   issued investment notes of like tenor,
                                   term and denomination at their respective
                                   maturity dates.

Periodic Statements.............   Quarterly statements detailing the         Monthly statements detailing the current
                                   current balance and interest rate paid on  balance and interest rate paid on each
                                   each note will be mailed to each holder    account will be mailed to each holder no
                                   no later than the tenth business day       later than the tenth business day
                                   following the end of each calendar         following the end of each month.
                                   quarter.


                                  RISK FACTORS

         Before you invest in our debt securities, you should be aware that there are various risks, including those described in this section. You should carefully consider these risk factors together with all of the other information included in this prospectus and the rate supplement provided to you with this prospectus before you decide to purchase any debt securities we are offering.

Risks Related to the Offering

Because the debt securities are not insured against loss by the FDIC or any governmental agency, you could lose your entire investment.

         Neither the FDIC nor any other governmental or private agency insures the debt securities offered by this prospectus. The holder of the debt securities is dependent solely upon sources such as our earnings, proceeds from the sale or securitization of available for sale loans, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debt and lines of credit for repayment of principal at maturity and the ongoing payment of interest on the debt securities. If these sources of repayment are inadequate, you could lose your entire investment. See "-- Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment."

Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect purchasers of our debt securities.

         Currently, our operations are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Our operations are not subject to the stringent regulatory requirements imposed upon the operations of those entities and are not subject to periodic compliance examinations by federal banking regulators designed to protect investors. See "Business."

Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment.

         We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to repay the debt securities upon maturity. Because funds are not set aside periodically for the repayment of the debt securities over their term, holders of the debt securities must rely on our revenues from operations and other sources for repayment, such as funds from the sale of subordinated debt securities and other credit facilities. To the extent revenues from operations and other debt financings are not sufficient to repay the debt, holders may lose all or a part of their investment. Historically, we have experienced negative cash flows from operations. Our ability to repay the debt securities at maturity may depend, in part, on our ability to raise new funds through the sale of additional debt securities. See "--Since we depend upon the availability of financing to fund our continuing operations, any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay the notes on maturity.", "-- Since we have historically experienced negative cash flows from our operations and expect to do so in the foreseeable future, our ability to repay the notes could be impaired." and "Description of the Debt Securities Offered and the Indenture -- General."

Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay the debt securities.

         Our residential lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state and federal agencies. Our lending business is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on all or part of our home equity lending activities, such as the recently proposed Office of Thrift Supervision rule which would preclude our lending subsidiaries from utilizing a federal statute to preempt state law restriction on fees we may charge borrowers. We are currently evaluating the impact of the adoption of this rule on our lending activities and results of operations. See "Business -- Lending Activities -- Prepayment Fees."

         We are also subject to examinations by state departments of banking or similar agencies in the 42 states where we are licensed or otherwise qualified with respect to originating, processing, underwriting, selling and servicing home equity loans. We are also subject to certain Federal Reserve Board, Department of Housing and Urban Development and other federal agency regulations related to residential mortgage lending, servicing and reporting. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

         State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, sometimes referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices, including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on our profitability. The Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although we believe that these fees were fair and in compliance with applicable federal and state laws, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. The reserve which we previously established was adequate to cover the resolution of this matter.

         In addition to the regulatory initiatives with respect to so-called "predatory lending" practices, we are also subject, from time to time, to private litigation, including actual and purported class action suits, resulting from alleged "predatory lending" practices. Our lending subsidiaries, including HomeAmerican Credit, Inc., which does business as Upland Mortgage, are involved in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending activities, including the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, filed on behalf of borrowers in several states alleging that the charging of, and failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. Due to our current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on the consolidated financial position or results of our operations. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of these proceedings are influenced by factors outside of our control, it is possible that our estimated liability under these proceedings may change or that actual results will differ from our estimates. We expect, that as a result of the publicity surrounding predatory lending practices, we may be subject to other class action suits in the future. See "Business -- Legal Proceedings."

         More restrictive laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive or we may be subject to additional litigation or governmental reviews of our lending practices which could hinder our ability to operate profitably and repay the subordinated debt securities. See "Business -- Regulation."

Since the debt securities are unsecured and second in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, in the event of insolvency, debt holders would be repaid only if funds remain after the repayment of our senior debt.

         The debt securities offered by this prospectus will be subordinated, or second in right of repayment, to our senior debt and debt of our subsidiaries. As of March 31, 2002, there was $41.1 million of senior debt and subsidiary debt outstanding. There is no limitation on the amount of senior debt or subsidiary debt we can incur. Senior debt includes any indebtedness incurred in connection with our (including our subsidiaries) borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." If we were to become insolvent, our senior debt would have to be paid in full prior to payment of debt securities in our liquidation. In addition, any indebtedness of our subsidiaries, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the debt securities. As a result, there may not be adequate funds remaining to pay the principal and interest on the debt securities. See "Description of the Debt Securities Offered and the Indenture -- Provisions Relating to All Securities."

Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market.

         The debt securities sold under this prospectus may not be transferred without our prior written consent. In addition, there is no established trading market for the debt securities. Due to the non-transferable nature of the debt securities and the lack of a market for the sale of the debt securities, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, even if we permitted a transfer, there can be no assurance that purchasers will be able to sell the debt securities. See "Description of the Debt Securities Offered and the Indenture."

Since our management has broad discretion over how to use the proceeds from the offering, they could use the proceeds in a manner contrary to the best interests of investors.

         Since no specific allocation of the proceeds has been determined as of the date of this prospectus, our management will have broad discretion in determining how the proceeds of the offering will be used. As a result, management could use the funds in a manner contrary to the best interest of investors. See "Use of Proceeds."

Risks Related to Our Business

Since we have historically experienced negative cash flows from our operations and expect to do so in the foreseeable future, our ability to repay the notes could be impaired.

         We have historically experienced negative cash flow from operations since 1996 primarily because our strategy of selling loans through securitization requires us to build an inventory of loans over time. During the period we are building this inventory of loans, we incur costs and expenses. We do not recognize a gain on the sale of loans until we complete a securitization, which may not occur until a subsequent period. In addition, our gain on a securitization results from our retained interests in the securitized loans, consisting primarily of interest-only strips, which do not generate cash flow immediately. We expect this negative cash flow from operations to continue in the foreseeable future. Should we continue to experience negative cash flows from operations, it could impair our ability to make principal and interest payments due under the terms of the notes. At March 31, 2002, there was $364.1 million of notes which will mature through March 31, 2003.

         We obtain the funds to repay the notes at their maturities by securitizing our loans, selling whole loans and selling additional notes. We may in the future generate cash flows by securitizing or selling interest-only strips and selling servicing rights generated in past securitizations. If we are unable in the future to securitize our loans, to sell whole loans, or to realize cash flows from interest-only strips and servicing rights generated in past securitizations, our ability to repay the notes could be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could result in reduced profits and impair our ability to repay the notes.

         We generally retain interest-only strips and servicing rights in the securitization transactions we complete. We estimate the fair value of the interest-only strips and servicing rights based upon discount rates, prepayment and default assumptions established by management of our company. The value of our interest-only strips totaled $490.1 million and the value of our servicing rights totaled $118.2 million at March 31, 2002. Together, these two assets represent 68.7% of our total assets at March 31, 2002. Although we believe that these amounts represent the fair value of these assets, the amounts were estimated based on discounting the expected cash flows to be received in connection with our securitizations using discount rate, prepayment rate and credit loss rate assumptions established by us. Changes in market interest rates may impact our discount rate assumptions and our actual prepayment and default experience may vary materially from these estimates. Even a small unfavorable change in these assumptions could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment which would adversely affect our income in the period of adjustment and impair our ability to repay the notes. During the nine months ended March 31, 2002, a write down of $13.2 million was recorded on our interest-only strips and during the year ended June 30, 2000, a write down of $12.6 million was recorded on our interest-only strips due to changes in these assumptions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations."

Since we depend upon the availability of financing to fund our continuing operations, any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay the notes on maturity.

         For our ongoing operations, we depend upon frequent financings, including the sale of unsecured subordinated debt securities and warehouse credit facilities or lines of credit. If we are unable to renew or obtain adequate funding under a warehouse credit facility, or other borrowings, including the sale of the notes, the lack of adequate funds would reduce our profitability and restrict our ability to repay the notes upon maturity. To the extent that we are not successful in maintaining or replacing existing subordinated debt securities upon maturity, we may have to limit our loan originations or sell loans earlier than intended and restructure our operations. Limiting our originations or earlier sales of loans could reduce our profitability or restrict our ability to repay the notes upon maturity. Our ability to repay the debt securities at maturity may depend, in part, on our ability to raise new funds through the sale of additional notes. In addition, as the servicer of securitized loans, we may incur certain cash requirements to the securitization trusts. See "-- Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment." and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Terrorist attacks in the United States may cause disruption in our business and operations and other attacks or acts of war may adversely affect the markets in which our common stock trades, the markets in which we operate, our profitability and our ability to repay our notes.

         Terrorists' attacks in the United States in September 2001 have caused major instability in the U.S. financial markets. These attacks and the response on behalf of the U.S. government may lead to armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the financial market and may contribute to a further decline in economic conditions. These events may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debentures, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent we experience an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably and to effectively hedge our loan portfolio against market interest rate changes which could cause our stock price to decline. Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our subordinated debt could be impaired.

Lending to credit impaired borrowers may result in higher delinquencies in our managed portfolio which could result in a reduction in profits and impair our ability to repay the debt securities.

         We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. Loans made to these borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. Historically, we have experienced a higher rate of delinquencies on loans made to these credit impaired borrowers as compared to delinquency rates experienced by banks on loans to borrowers who are not credit impaired. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses in our sold and serviced loans, would reduce our profits which could restrict our ability to repay the debt securities upon maturity. See "Business -- Lending Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Managed Portfolio Quality."

Our reliance upon the sale of our loans through securitization may result in fluctuating operating results which could restrict our ability to repay the debt securities when due.

         A significant portion of our revenue and net income represents gain on the sale of loans in securitization transactions. Operating results for a given period can fluctuate significantly as a result of the timing and size of securitizations. If we do not close securitizations when expected, we could experience a loss for a period. In addition, we rely primarily on securitizations to generate cash proceeds for the repayment of our warehouse credit facilities and origination of additional loans.

         Our ability to complete securitizations depends on several factors, including:

         o conditions in the securities markets generally, including market interest rates;

         o conditions in the asset-backed securities markets specifically; and

         o        the credit quality of our managed portfolio.

Any substantial impairment in the size or availability of the market for our loans could result in our inability to continue to originate loans and repay the debt securities upon maturity. See "Business --Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

A change in market interest rates may result in a reduction in our profits and impair our ability to repay the notes.

         Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future rise in interest rates could unfavorably impact our liquidity and profits by:

         o        reducing customer demand for our products;

         o widening investor interest rate spread requirements and increasing overcollateralization requirements in future securitizations;

         o        increasing our cost of funds;

         o reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding credit facilities and debt securities;

         o reducing the profit we will realize in securitizations or other sales of loans;

         o        limiting our access to borrowings in the capital markets; and

         o impacting our ability to sell our subordinated debt securities at favorable interest rates.

         Gain on sale of loans may be unfavorably impacted to the extent that we hold fixed interest rate mortgages prior to securitization. An increase in interest rates reduces the interest rate spread between the average coupon interest rate on fixed interest rate loans and the weighted average pass-through interest rate to investors for interests issued in connection with the securitization. Although the average loan coupon interest rate is fixed at the time the loan is originated, the pass-through interest rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. Therefore, if market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average coupon interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated which would reduce or eliminate our profit on the sale of the loans. Any reduction in our profits could impair our ability to repay the notes upon maturity. In addition, an increase in interest rates could increase interest costs on all sources of borrowed funds and reduce interest rate spreads on securitized loans which could negatively impact our liquidity and capital resources by reducing cash flows which would decrease our profitability.

         A portion of the certificates issued to investors by securitization trusts are floating interest rate certificates based on an established index plus an interest rate spread. The fair value of the excess cash flow we will receive from these trusts would be reduced as a result of any increases in interest rates paid on the floating certificates. At March 31, 2002, $220.6 million of debt issued by securitization trusts was floating interest rate debt representing 7.4% of total debt issued by securitization trusts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" for further discussion of the impact on our interest-only strips of interest rate changes in floating interest rate debt issued by securitization trusts.

         We are subject to risks associated with decreases in interest rates to the extent that we have issued fixed interest rate subordinated debt securities with scheduled maturities of one to ten years. At March 31, 2002, we had $276.6 million of subordinated debt securities with scheduled maturities greater than one year. Of this amount, $113.7 million is not subject to early redemption at our option. If market interest rates decrease in the future, the interest rates paid on our long term subordinated debt securities could exceed the current market interest rate paid for similar instruments which could result in a reduction in our profitability which could impair our ability to repay the debt securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

If we are not able to sustain the levels of loan originations that we experienced in the past, our future profits may be reduced and our ability to repay the notes may be impaired.

         During fiscal 2001 and the nine months ended March 31, 2002, we experienced record levels of loan originations. Our ability to sustain the levels of loan originations experienced in prior periods depends upon a variety of factors outside our control, including:

         o        interest rates;

         o        conditions in the asset-backed securities markets;

         o        economic conditions in our primary market area;

         o        competition; and

         o        regulatory restrictions.

         In a rising interest rate environment, we would expect our ability to originate loans at interest rates that will maintain our current level of profitability will become more difficult compared to a falling or stable interest rate environment. If we are unable to sustain our levels of loan originations, our profits may be reduced and our ability to repay the debt securities upon maturity may be impaired. See " -- A change in market interest rates may result in a reduction in our profits and impair our ability to repay the notes." and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we are unable to continue to successfully implement our business strategy, our revenues may decrease which could impair our ability to repay the notes.

         Our business strategy seeks to increase our loan volume through further development of existing markets while maintaining our customary origination fees, underwriting criteria, and the interest rate spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

         o expand in markets with a sufficient concentration of borrowers who meet our underwriting criteria;

         o        obtain adequate financing on favorable terms;

         o profitably securitize our loans in the secondary market on a regular basis;

         o        hire, train and retain skilled employees; and

         o        successfully implement our marketing campaigns.

Our inability to achieve any or all of these factors could impair our ability to implement our business strategy and successfully leverage our fixed costs which could result in a reduction in our revenues and impair our ability to repay the notes. See "Business -- Lending Activities."

If loan prepayment rates are higher than anticipated, our profits could be reduced and impair our ability to repay the debt securities.

         A significant decline in market interest rates could increase the level of loan prepayments, which would decrease the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could require a write down of the fair value of the related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment which would result in a reduction in our profitability and impair our ability to repay the debt securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations."

A decline in real estate values could result in a reduction in originations which could reduce our revenues and impair our ability to repay the debt securities.

         Our business may be adversely affected by declining real estate values. Any significant decline in real estate values reduces the ability of borrowers to use home equity as collateral for borrowings. This reduction in real estate values may reduce the number of loans we are able to make, which will reduce the gain on sale of loans and servicing and origination fees we will collect which could reduce our revenues and limit our ability to repay the debt securities upon maturity. See "Business -- Lending Activities."

A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure which could reduce our profitability and limit our ability to repay the debt securities.

         Declining real estate values will also increase the loan-to-value ratios of loans we previously made, which in turn, increases the probability of a loss in the event the borrower defaults and we have to sell the mortgaged property. In addition, delinquencies and foreclosures generally increase during economic slowdowns or recessions. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans which could reduce our profitability and limit our ability to repay the debt securities. See "Business--Lending Activities."

If we are unable to implement an effective hedging strategy, our net income may be reduced which would reduce the funds available to repay the notes.

         From time to time derivative financial instruments strategies are used in an attempt to mitigate the effect of changes in interest rates on our fixed interest rate mortgage loans prior to securitization that may involve the use of, among other things, futures, interest rate swaps and forward pricing of securitizations. An effective hedging strategy is complex and no strategy can completely insulate us from interest rate risk. In fact, poorly designed strategies or improperly executed transactions may increase rather than mitigate interest rate risk. Hedging involves transaction and other costs, and these costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. In addition, an interest rate hedging strategy may not be effective against the risk that the interest rate spread needed to attract potential buyers of asset-backed securities may widen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

Competition from other lenders could adversely affect our profitability and our ability to repay the notes.

         The lending markets in which we compete are evolving. Some competitors have been acquired by companies with substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the interest rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability and our ability to repay the notes. Our profitability and the profitability of other similar lenders may attract additional competitors into this market. See "Business -- Competition."

An economic downturn or recession in the eastern half of the United States could result in reduced profitability which would reduce the funds available to repay the debt securities.

         We currently originate loans primarily in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in decreases in loan originations and increases in delinquencies in our managed portfolio which could reduce profitability and the funds available to repay the debt securities. See "-- Our securitization agreements require us to retain some risk on loans that do not meet the requirements in these agreements which could result in a reduction in profitability which would reduce the funds available to repay the notes." and "Business -- Lending Activities."

Our securitization agreements require us to retain some risk on loans that do not meet the requirements in these agreements or require us, as servicer, to advance interest payments for delinquent loans and allow us to repurchase a limited amount of delinquent loans, which could result in a reduction in profitability which would reduce the funds available to repay the notes.

         Although we sell substantially all of the loans we originate through securitizations, all of the securitization agreements require that we replace or repurchase loans which do not conform to the representations and warranties made by us at the time of sale. Additionally, when borrowers are delinquent in making monthly payments on loans included in a securitization trust, we are required to advance interest payments for the delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in the trusts' collection accounts, then from our operating cash if there are insufficient funds in the trusts' collection accounts. These advances, including those made from the trusts' collection accounts, which require reimbursement from us, may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on balance sheet. In addition, the securitization agreements allow us to purchase a limited amount of delinquent loans, some of which may be in foreclosure, from the securitization trusts, which we do in our discretion, from time to time in order to avoid temporary discontinuations of residual and stepdown overcollateralization cash flows from securitization trusts. To the extent delinquent loans exceed certain requirements set forth in the securitization agreements and we do not have sufficient cash to repurchase these loans, the cash flows from the residual portion and overcollateralization portion of the interest-only strips could be negatively impacted. See "Business -- Securitizations."

Claims by borrowers or purchasers of loans could result in reduced profitability which would reduce the funds available to repay the notes.

         In the ordinary course of our business, we are subject to claims made against us by borrowers and purchasers of loans arising from, among other things:

         o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents (including our appraisers);

         o        incomplete documentation; and

         o failure to comply with various laws and regulations applicable to our business.

         To the extent that claims asserted, pending legal actions or judgments against us, result in legal expenses or liability, such expense could result in reduced profitability which would reduce funds available to repay the notes. See "Business--Legal Proceedings."

Environmental laws and regulations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our profitability and the funds available to repay the notes.

         Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan.

         To date there have been two instances where we have determined not to foreclose on the real estate collateralizing a delinquent loan because of environmental considerations. Any losses we may sustain on these two loans will not have a material adverse effect on our profitability.

         In addition to federal or state regulations, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. See "Business -- Loan Servicing."

                           FORWARD LOOKING STATEMENTS

         Some of the information in this prospectus or the documents incorporated by reference in this prospectus may contain forward-looking statements. You can identify these statements by words or phrases such as "will likely result," "may," "are expected to," "will continue to," "is anticipated," "estimate," "believes," "projected," "intends to" or other similar words. These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. Forward-looking statements involve risks and uncertainties described under "Risk Factors" as well as other portions of the prospectus, which could cause our actual results to differ materially from historical earnings and those presently anticipated. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement.

                                 USE OF PROCEEDS

         We estimate that the net proceeds resulting from the sale of the debt securities will be approximately $310.4 million net of estimated offering expenses if we sell all of the securities we are offering through this prospectus. We intend to use approximately $270.0 million to $310.4 million of the proceeds to repay maturing notes with maturities of one day to 10 years and interest rates ranging from 4.88% to 13.5%. A portion of the indebtedness to be repaid was issued within one year and was used for the general corporate purposes described below. The remainder of the proceeds will be used for general corporate purposes including, but not limited to:

         o financing the future growth of our loan portfolios and capital expenditures;

         o the repayment of warehouse credit facilities and lines of credit;

         o funding our overcollateralization requirements in connection with securitizations;

         o        paying interest and operating expenses;

         o possible future acquisitions of related businesses or assets, although none are currently contemplated;

         o        repurchasing our common stock; and

         o        general operating activities.

         In addition, the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

         o        treasury bills,

         o        commercial paper,

         o        certificates of deposit,

         o        securities issued by U.S. government agencies,

         o        money market funds, and

         o        repurchase agreements.

         Our investment policies permit significant flexibility as to the types of such investments that we may make. We may also maintain daily unsettled balances with broker-dealers. We are reviewing our strategic options with respect to growth through acquisitions and otherwise. Our initiative may include consideration of, and discussions with, potential target institutions from time to time, which may include mortgage companies, banks and thrifts. As of the date of this prospectus, we have no commitments or agreements with respect to any material acquisitions.

          DESCRIPTION OF THE DEBT SECURITIES OFFERED AND THE INDENTURE

General

         The debt securities represent our unsecured debt obligations. In connection with this offering of debt securities, we have entered into an agreement, called an indenture, with U.S. Bank National Association, a national banking association. The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, in effect on the date the indenture is qualified under that act. The debt securities are subject to all terms and conditions of the indenture and Trust Indenture Act. We refer you to the indenture and the Trust Indenture Act for a complete understanding of the debt securities. The following includes a summary of some provisions of the indenture, and a copy of the indenture is available from us upon request. This summary does not purport to be complete and is qualified in its entirety by reference to the indenture, including the definitions in the indenture of some of the terms used below.

         The debt securities will be subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt further described in our prospectus, whether outstanding on the date of the indenture or incurred following the date of the indenture. There is no limit on the amount of senior debt we may incur. The stock we hold in our subsidiaries, as well as any of our other assets, is available to repay the debt securities in the event of default. In the event of our default and liquidation of our subsidiaries to repay the noteholders, we must pay or make provisions for the payment of creditors of the subsidiaries from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the debt securities. See "-- Provisions Relating to All Securities -- Subordination."

         The debt securities are not secured by any collateral or lien. The debt securities do not contain provisions for a sinking fund or similar fund providing for payments on the debt securities. See "Risk Factors -- Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment."

         Debt securities may be purchased in the minimum amount of $1,000 or any amount in excess of $1,000. You may not cumulate separate purchases to satisfy the minimum denomination requirement.

Provisions Relating to Investment Notes

         Maturity. We are offering investment notes with terms generally ranging from 3 to 120 months. The terms offered are described in a supplement to the prospectus. You will select the term of each investment note at the time of your order from the terms we offer in the current prospectus supplement.

         Book Entry. Upon acceptance of an order, we will credit our book-entry registration and transfer system to the account of the purchaser of the investment note, the principal amount of such security owned of record by such purchaser, which record holder is referred to as the holder or registered holder in this document and in the indenture. Also upon acceptance of an order, we will send each holder an initial transaction statement which will indicate our acceptance of the order.

         The holders of investment notes issued in a book-entry form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The holders of the accounts we establish upon the purchase or transfer of investment notes shall be deemed to be the owners of the investment notes under the indenture. The holder of the investment notes must rely upon the procedures established by the trustee to exercise any rights of a holder of investment notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

         We will provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the investment notes on any interest payment date or upon redemption. On each interest payment date, we will credit interest due on each account. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

         Book-entry notations in the accounts evidencing ownership of the investment notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in those names as we direct only if:

         o we, at our option, advise the trustee in writing of its election to terminate the book-entry system, or

         o after the occurrence of an event of default under the indenture, holders of the investment notes aggregating more than 50% of the aggregate outstanding amount of the investment notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of investment notes, and the trustee notifies all registered holders of these securities of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

         Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes.

         Interest. The interest rate payable on an investment note will be determined based upon the maturity date and term established for the investment note at the time of order. Prevailing interest rates will be set forth in a supplement to this prospectus. We will establish the interest rates payable on the investment notes from time to time based on market conditions and our financial requirements. We constantly re-evaluate our interest rates based upon this analysis. Once determined, the rate of interest payable on an investment note will remain fixed for the original term of the investment note.

         We will compute interest on investment notes on the basis of an actual calendar year and interest will compound daily. We will pay interest on investment notes with terms of less than 12 months at maturity. Holders of investment notes with terms of 12 months or greater may elect to have interest paid monthly, quarterly, semiannually, annually or at maturity. This election may be changed one time by the holder during the term of these longer term investment notes. Holders must request to change the election in writing to us. No specific change in election form is required. Any interest not otherwise paid on an interest payment date will be paid at maturity.

         We reserve the right to vary from time to time, at our discretion, the interest rates we offer on new issuances of investment notes based on numerous factors other than length of term to maturity. These factors may include, but are not limited to: the desire to attract new investors; investment notes in excess of specified principal amounts; investment notes purchased for IRA and/or Keogh accounts; rollover investments; and investment notes beneficially owned by persons residing in particular geographic localities. We may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, the encouragement of the rollover of investment notes by current holders, circumstances in the financial markets and the economy, and additional costs, which we may incur in selling investment notes in a particular jurisdiction, which may at the time be relevant to our operations and other factors.

         Automatic Extension Upon Maturity of Notes. The term of the investment note will automatically extend upon its maturity for a term identical to the term of the original investment note unless:

         o We notify the holder at least seven days prior to the maturity date of our intention not to extend the investment note; or

         o The holder elects to redeem the investment note or change the term within seven days after the maturity date.

         We will notify the holder of the upcoming maturity date of the note approximately 20 but not less than 15 days prior to the maturity date. This renewal notice will indicate that the maturing note will automatically renew for an identical term unless the holder completes the renewal form, included with the renewal notice, and returns it to us within seven days after the maturity date indicating the holder's intention to redeem or change the term of the maturing note. The renewal notice will specify the new interest rate applicable to the renewal term and will include a copy of the current supplement to the prospectus which lists all of the interest rates applicable to each term offered at the holder's maturity date in the event the holder elects to select an alternative term upon the maturity of the note. The renewal notice will indicate that the holder should have previously received a copy of the updated prospectus, if applicable, and where the holder can get another copy of the prospectus. If the holder does not return the renewal form, a second renewal notice will be sent to the holder advising the holder of the automatic renewal and indicating that the holder has seven days from the maturity date to notify us if the holder does not want the note to be automatically renewed.

         The investment note will automatically renew for an identical term at the interest rate specified in the renewal notice unless the holder completes and returns the renewal form to us within seven days after the maturity date indicating that the holder wishes to redeem the note or convert the note to an alternative term.

         Until either we or the holder terminate or redeem the investment note, or the holder elects a new term, the investment note will continue to renew in this manner. Each renewed investment note will continue in all its provisions, including provisions relating to payment options, except that the interest rate payable during any renewed term will be the interest rate which is then being offered on similar investment notes being offered as of the renewal date. If a similar investment note is not being offered, the interest rate upon renewal will be the interest rate specified by us in the renewal notice sent to the holder on or before the maturity date, or the investment note's then current interest rate if no interest rate is specified.

         If we notify the holder of our intention to redeem an investment note at maturity, no interest will accrue after the date of maturity. Otherwise, if a holder requests repayment within seven days after its maturity date, we will pay interest during the period after its maturity date and prior to repayment at the lower of:

         o the lowest interest rate then being paid on the investment notes with a similar term we offer to the general public; or

         o the interest rate we pay on the investment note immediately prior to its maturity.

         As a courtesy, we provide a request for repayment form with the renewal notice. Use of the form by a holder is not a condition of repayment. Holder may also request repayment by writing to us.

         Optional Renewal Programs. From time to time, we may offer, in our sole discretion, some investment note holders the ability to extend the maturity of an existing investment note. If the holder elects to extend the investment note, we will issue a new note in accordance with the terms and interest rate prevailing at the extension date.

         Place and Method of Payment. We will pay principal and interest on the investment notes at our principal executive office or at another place that we designate for that purpose. However, we may choose to make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which we maintain for that purpose.

         Redemption by Us. We have the right to redeem any investment note issued under this prospectus at any time, prior to its stated maturity, upon 90 days written notice to the holder of the investment note. The holder has no right to require us to prepay any investment note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

         Redemption by the Holder upon Death or Total Permanent Disability. Investment notes with remaining maturities of one year or greater may be redeemed at the election of the holder, who is a natural person, following his/her total permanent disability, as established to our satisfaction, or by his/her estate following his/her death. The redemption price, in the event of such a death or disability, will be the principal amount of the investment note, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of an investment note, the election to redeem will apply when either registered holder dies or becomes subject to a total permanent disability. In other cases of investment notes jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If the investment note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the redemption upon death or disability does not apply.

         We may modify the foregoing policy on redemption after death or disability in the future. However, no modification will affect the right of redemption applicable to any outstanding investment note.

         For the purpose of determining the right of a holder to demand early repayment of an investment note, total permanent disability means a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, at least forty hours per week, during the succeeding twenty-four months.

         Quarterly Statements. We will provide holders of the investment notes with quarterly statements, which will indicate, among other things, the current account balance (including interest earned). These statements will be mailed not later than the tenth business day following the end of each calendar quarter.

Provisions Relating to Money Market Notes

         Maturity. The money market notes have no stated maturity and are redeemable at any time in minimum amounts of $500 (or a lesser amount available to close an account) at the option of the holder. See "-- Redemption by the Holder of Money Market Notes."

         Book-Entry System. Upon acceptance of an order, we will credit our book-entry registration and transfer system, the principal amount of the money market notes owned of record by that purchaser to the account of the purchaser of the money market note which record holder is referred to as the holder or registered holder in this document and in the indenture. Upon acceptance of the purchaser's order, we will send each purchaser a transaction statement which will indicate our acceptance of the order. The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. These legal requirements may impair the holder's ability to transfer the record ownership of the money market notes.

         The registered holders of money market notes issued in a book-entry only form will not receive or be entitled to receive physical delivery of a note or certificate. The registered holders of the accounts we establish upon the purchase or transfer of money market notes will be deemed to be the owners of the money market notes under the indenture. Each person holding a book-entry interest in the money market notes must rely upon the procedures established by the trustee to exercise any rights of a holder of the money market notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

         We will make the information regarding the total amount of any principal and/or interest, which we will pay in the form of additional securities, due to registered holders with regard to the money market notes on any interest payment date or upon redemption available to the trustee upon the trustee's request. On each interest payment date, we will credit each account, the interest due. We will determine the interest payments to be made to the book-entry accounts and will maintain, supervise and review any records relating to book-entry beneficial interests in money market notes.

         Book-entry interests in the accounts evidencing ownership of the money market notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in the names of the accounts as we direct only if:

         o we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

         o after the occurrence of an event of default under the indenture, holders of the money market notes aggregating more than 50% of the aggregate outstanding amount of the money market notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of money market notes, and the trustee notifies all registered holders of the money market notes of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting the notes.

         The book-entry interests in the money market notes are not otherwise exchangeable for fully registered notes.

         Interest. We will adjust the interest rates payable on the money market notes from time to time in our sole discretion provided that the interest rate will not be less than 4.0% per year. We will provide written notice to all holders of the money market notes at least 14 days prior to any decrease in the interest rate. The notice will set forth the new interest rate to be paid and the effective date of the change. We reserve the right to increase the interest rate paid on the money market notes at any time without prior notice to the holders of the money market notes. Investors may inquire about the current interest rate on the outstanding money market notes by calling us at (800) 776-4001.

         Interest on each account with a balance of at least $1,000 accrues daily and is credited monthly on the last day of each calendar month. Interest accrued during each monthly period will not be paid by check but will be added to the note holder's principal balance of the account in the form of additional securities. Interest will continue to accrue on the principal balance of each security through the date of redemption. If a holder redeems the security in full, the principal balance of the account (including accrued interest) will be paid by check as soon as practicable. No interest shall be paid for any day the principal amount in any account is less than $1,000.

         Subject to the limitations set forth in this prospectus, we may vary, at our discretion, the interest rates we offer on the money market notes based on numerous factors. These factors may include, but are not limited to: the desire to attract new investors; money market notes in excess of specified principal amounts; money market notes purchased for IRA and/or Keogh accounts; rollover investments; and money market notes beneficially owned by persons residing in particular geographic localities. As of the date of this prospectus, we are not offering money market notes at varying interest rates to different investors. However, we may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, circumstances in the financial markets and the economy or any additional costs which may be incurred by us in selling money market notes in a particular jurisdiction which may at the time be relevant to our operations and other factors.

         Redemption by the Holder of Money Market Notes. The holder of the money market notes may redeem the security at any time in the minimum amount of $500 upon not less than 10 business days written notice to us or pursuant to the draft procedure described below. Drafts may not be utilized to redeem the money market note in full and close the account established. A separate written request is required to redeem the money market note in full and close the account.

         To the extent a holder of the money market notes redeems the money market notes and purchases new ones, the redemptions are treated as being made on a first-in, first-out basis.

         In addition, subject to the minimum redemption amount of $500, a holder of money market notes may make redemptions by draft, which is similar to a check, made payable to the order of any payee except that the draft may not be utilized to redeem the money market note in full. At the request of a holder, we will provide drafts drawn on us that will be payable through our designated bank. All authorized signers on a money market note must submit specimen signatures to us and must agree to abide by our rules and regulations pertaining to money market notes. Some banks may not provide cash at the time of deposit of a draft, but will wait until they have received payment from our designated bank. When a draft is presented to the bank for payment, the bank, as agent of the holder, will cause us to redeem a sufficient amount from the holder's money market note to cover the amount of the draft. If a holder of more than one money market note wishes to redeem less than all of that holder's money market notes, then the holder must direct us as to which of the holder's money market notes to redeem in whole or in part. Interest continues to accrue on the amount of a money market note covered by a draft until the draft is presented to our bank for payment. The bank will return a draft if the amount of collected funds in the holder's account is insufficient to cover the draft or if the signature(s) on the draft is (are) not, in our judgment, the same as the specimen signature(s) previously submitted to us. We reserve the right to charge a fee for insufficient funds, the dishonor of a draft, a stop payment order, account research and other services.

         If checks are lost, stolen or otherwise held or used by an unauthorized individual, the rightful holder of the money market note checks must notify us within 24 hours of such event; otherwise we will not be responsible for any misappropriation of the underlying funds.

         In our sole discretion, check writing capabilities may be deferred for up to 30 days from the date of opening an account. In such event, the money market notes may be redeemed upon 10 business days written notice to us.

         Neither we nor our bank will return canceled drafts to the holders of money market notes, although we will provide the holders with copies of drafts upon request and payment of a service charge. Holders of money market notes will receive statements as described under "--Monthly Statements," which will reflect draft transactions.

         We will charge holders a service fee for each draft presented in excess of three drafts during any statement period. We may increase our service charge by providing 30 days' prior written notice to each holder of a money market note.

         Redemption by Us. We have the right to redeem a money market note at any time upon 30 days written notice to the holder of the note.

         Place and Method of Payment Upon Redemption. We will make payments upon the redemption of the money market notes at our principal executive office, or at another place that we may designate for that purpose. However, we may, at our option, make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register which we maintain for that purpose.

         Monthly Statements. We will provide holders of the money market notes with monthly statements which will indicate, among other things, the current account balance (including interest credited and withdrawals made, if any) and the applicable interest rate on those money market notes as of the month end preceding the issuance of the statement. The statements will be mailed not later than the tenth business day following the end of each month. We will provide additional statements as the holders of these securities may reasonably request from time to time. We may require holders requesting additional statements to pay all charges incurred by us in providing the additional statements.

Provisions Relating to All Securities

         Form and Denominations/Transfers. The debt securities are not negotiable debt instruments and, subject to some exceptions, will be issued only in book-entry form. Upon the submission of an order, we will issue an initial transaction statement reflecting the ownership of a debt security to each purchaser upon our acceptance of the order. The transaction statement is not a negotiable instrument, and purchasers cannot transfer record ownership without our prior written consent. Each holder of a debt security will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Each holder may transfer ownership of the debt securities on our register only by written notice to us signed by the account holder or the account holders' duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel, at the holder's expense, that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee on the form we provide in connection with the transfer. Upon transfer of a debt security, we will provide the new holder of the security with a transaction statement which will evidence the transfer of the account on our records.

         Interest Accrual Date. Interest on the debt securities will accrue from the date of purchase. The date of purchase will be for accepted orders, the date we receive funds, if the funds are received prior to 3:00 p.m. on a business day, or the next business day if the funds are received on a non-business day or after 3:00 p.m. on a business day. For this purpose, our business days are Monday through Friday, except for legal and bank holidays in the State of Delaware.

         Right of Set-off In Circumstances Described in this Section. Subject to the provisions of applicable law, if the holder of an investment note or a money market note is a borrower or guarantor on a loan, lease or other obligation owned by one of our direct or indirect subsidiaries or affiliates, and that obligation becomes delinquent or otherwise in default, we have the right in our sole discretion to set-off principal and interest payments due on the investment note or money market note against all sums due by the holder to our subsidiary or affiliate pursuant to the set-off terms contained in the loan, lease, other indebtedness or the guarantee. If we elect to exercise our right of set-off, the investment note or money market note will automatically be deemed redeemed as of the date of set-off without regard to any notice period otherwise applicable to any redemption by us.

         Subordination. The indebtedness evidenced by the debt securities, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness (whether outstanding on the date of this prospectus or created later) incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The debt securities are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the debt securities. As of March 31, 2002, $41.1 million of senior debt and subsidiary debt were outstanding. The provisions of indenture do not limit the amount of senior debt or subsidiary debt we can incur. Any of our indebtedness, other than that described as senior debt and the debt of the subsidiaries, will have rights upon liquidation or dissolution of us which ranks equally in right of payment to the debt securities being offered. As of March 31, 2002, we had $640.7 million of debt outstanding, which ranks equally in right of payment to the debt securities offered.

         For a discussion of the lack of insurance or guarantees to support the repayment of the debt securities, see "Risk Factors -- Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect purchasers of our debt securities."

         In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the notes until all senior debt has been paid in full. If any of the events of default occurs, holders of senior debt may also submit claims on behalf of holders of the debt securities and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the debt securities. If any distribution is nonetheless made to holders of the debt securities, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay the senior debt in full. See "Risk Factors -- Since the debt securities are unsecured and second in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, in the event of insolvency, debt holders would be repaid only if funds remain after the repayment of our senior debt."

         Events of Default. The indenture provides that each of the following constitutes an event of default:

         o default for 30 days in the payment of interest when due on the debt securities (whether or not prohibited by the subordination provisions of the indenture);

         o default in payment of principal when due on the debt securities (whether or not prohibited by the subordination provisions of the indenture) and continuation of the default for 30 days;

         o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

         o our failure for 60 days after receipt of notice to comply with other agreements described in the indenture or the debt securities; and

         o specific events of bankruptcy or insolvency with respect to us.

         If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding debt securities may declare the unpaid principal of and any accrued interest on the debt securities to be due and payable immediately. However, so long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

         o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration, or

         o        the date of acceleration of any senior debt.

         In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding debt securities will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the debt securities except as provided in the indenture. Subject to these limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

         The holders of a majority in aggregate principal amount of the debt securities then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest on or the principal of the notes.

         We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

         Amendment, Supplement and Waiver. Except as provided in this prospectus, we may amend or supplement the indenture or the terms of the debt securities may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the debt securities then outstanding. The holders of a majority in principal amount of the then outstanding notes, may waive any existing default or compliance with any provision of the indenture or the debt securities.

         Without the consent of each holder of the investment notes affected, an amendment or waiver may not (with respect to any investment notes held by a nonconsenting holder of investment notes):

         o reduce the principal amount of any investment note whose holder must consent to an amendment, supplement or waiver;

         o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the investment note;

         o reduce the rate of or change the time for payment of interest, including default interest, on any investment note;

         o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the investment notes (except a rescission of acceleration of the investment notes by the holders of at least a majority in aggregate principal amount of the investment notes and a waiver of the payment default that resulted from such acceleration);

         o make any investment note payable in money other than that stated in the investment notes;

         o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of investment notes to receive payments of principal or interest on the investment notes;

         o make any change to the subordination provisions of the indenture that adversely affects holders of investment notes;

         o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

         o make any change in the foregoing amendment and waiver provisions.

         Without the consent of each holder of the money market notes affected, an amendment or waiver may not (with respect to any money market notes held by a nonconsenting holder of money market notes):

         o reduce the principal amount of money market notes whose holders must consent to an amendment, supplement or waiver (other than as a result of withdrawals made by the holder of the note);

         o reduce the principal of any money market note (other than as a result of withdrawals made by the holder of the note) or alter the redemption provisions of the money market note or the price at which we shall offer to repurchase the money market note;

         o reduce the rate of interest on the money market notes, other than the interest rate adjustments provided for pursuant to the terms of the money market notes or change the time for payment of interest, including default interest, on any money market note;

         o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the money market notes (except a rescission of acceleration of the money market notes by the holders of at least a majority in aggregate principal amount of the money market notes and a waiver of the payment default that resulted from such acceleration);

         o make any money market note payable in money other than that stated in the money market notes;

         o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of money market notes to receive payments of principal or interest on the money market notes;

         o make any change to the subordination provisions of the indenture that adversely affects holders of money market notes;

         o modify or eliminate redemption right of holders of the money market notes; or

         o make any change in the foregoing amendment and waiver provisions.

         However, without the consent of any holder of the debt securities, we and/or the trustee may amend or supplement the indenture or the debt securities:

         o to cure any ambiguity, defect or inconsistency; to provide for assumption of our obligations to holders of the debt securities in the case of a merger or consolidation;

         o to provide for additional certificates or certificated securities;

         o to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder, including an increase in the aggregate dollar amount of debt securities which may be outstanding under the indenture;

         o to modify our policy to permit redemptions of the investment notes upon the death or total permanent disability of any holder of the investment notes (but such modification shall not adversely affect any of the then outstanding debt securities); or

         o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

         The Trustee. The indenture imposes restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

         Subject to exceptions described in the indenture, the holders of a majority in principal amount of the then outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder has offered the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

         Reports to Trustee. We will provide the trustee with quarterly reports which will contain the information reasonably requested by the trustee. These quarterly reports will include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period.

         No Personal Liability of Directors, Officers, Employees and Stockholders. None of our directors, officers, employees or stockholders will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the debt securities waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the debt securities. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

         Service Charges. We reserve the right to assess service charges for replacing lost or stolen investment notes (for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

         Interest Withholding. With respect to those investors who do not provide us with a fully executed Form W-8 or Form W-9, we will withhold 31% of any interest paid. Otherwise, we will not withhold interest, except on debt securities held by foreign business entities. We will not sell to anyone refusing to provide a fully executed Form W-8 or Form W-9.

         Additional Securities. We may offer, from time to time, additional classes of securities with terms and conditions different from the debt securities being offered. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus.

         Variations by State. We reserve the right to offer different securities and to vary the terms and conditions of the offer (including, but not limited to, different interest rates, additional interest payments and service charges for all notes) depending upon the state where the purchaser resides.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                           Nine Months Ended
                                                                March 31,                        Year Ended June 30,
                                                          -------------------   ----------------------------------------------------
                                                            2002       2001      2001        2000       1999       1998       1997
                                                          --------   --------   --------   --------   --------   --------   --------
Statement of Income Data:                                                   (In thousands, except per share data)
Revenues:
  Gain on sale of loans and leases ...................... $129,139   $ 91,529   $128,978   $ 90,380   $ 64,490   $ 40,778   $ 19,942
  Interest and fees .....................................   16,759     16,555     22,582     19,400     16,553     17,386      5,584
  Interest accretion on interest-only strips ............   25,920     17,857     26,069     16,616      2,021        538        101
  Other .................................................    4,323      4,284      5,707      4,250      3,360        633        335
                                                          --------   --------   --------   --------   --------   --------   --------
Total revenues ..........................................  176,141    130,225    183,336    130,646     86,424     59,335     25,962
Total expenses(a) .......................................  166,533    119,166    170,151    120,284     64,573     41,445     16,960
                                                          --------   --------   --------   --------   --------   --------   --------
Operating income before income taxes ....................    9,608     11,059     13,185     10,362     21,851     17,890      9,002
Income taxes ............................................    4,035      4,424      5,274      3,938      7,763      6,435      3,062
                                                          --------   --------   --------   --------   --------   --------   --------
Income before cumulative effect of a change in
    accounting principle ................................    5,573      6,635      7,911      6,424     14,088     11,455      5,940
Cumulative effect of a change in accounting principle ...       --         --        174         --         --         --         --
                                                          --------   --------   --------   --------   --------   --------   --------
Net income .............................................. $  5,573   $  6,635   $  8,085   $  6,424   $ 14,088   $ 11,455   $  5,940
                                                          ========   ========   ========   ========   ========   ========   ========
Per Common Share Data:
Income before  cumulative effect of a change in
    accounting principle:
     Basic earnings per common share(b) ................. $   2.07   $   1.86   $   2.29   $   1.71   $   3.48   $   2.82   $   1.85
     Diluted earnings per common share(b) ...............     1.91       1.83       2.24       1.66       3.38       2.71       1.77
Net income:
     Basic earnings per common share(b) ................. $   2.07   $   1.86   $   2.34   $   1.71   $   3.48   $   2.82   $   1.85
     Diluted earnings per common share(b) ...............     1.91       1.83       2.29       1.66       3.38       2.71       1.77
Cash dividends declared per common share(b) .............     0.23       0.21       0.29       0.27       0.15       0.05       0.05

----------------------------
(a) Includes an interest-only strip fair value adjustment of $13.2 million for the nine months ended March 31, 2002 and $12.6 million in the year ended June 30, 2000.

(b) Amounts for the years ended June 30, 2001, 2000, 1999, 1998 and 1997 have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001 as if the additional shares had been outstanding for each period presented.

                                                                                               June 30,
                                                    March 31,     ----------------------------------------------------------------
                                                      2002          2001          2000          1999          1998          1997
                                                    --------      --------      --------      --------      --------      --------
Balance Sheet Data:                                                                  (In thousands)
Cash and cash equivalents ......................... $131,560      $ 91,092      $ 69,751      $ 22,395      $  4,486      $  5,014
Loan and lease receivables, net
  Available for sale ..............................   67,547        83,241        45,746        33,776        62,382        35,712
  Other ...........................................   13,333        16,549        13,002         6,863         4,096         1,144
Interest-only strips ..............................  490,147       398,519       277,872       178,218        95,913        37,507
Servicing rights ..................................  118,194       102,437        74,919        43,210        18,472         8,083
Receivable for sold loans and leases ..............    8,216        14,157        51,283        66,086         2,377           960
Total assets ......................................  885,346       766,487       594,282       396,301       226,551       103,989
Subordinated debt .................................  640,736       537,950       390,676       211,652       115,182        56,486
Total liabilities .................................  818,174       699,625       532,167       338,055       183,809        73,077
Stockholders' equity ..............................   67,172        66,862        62,115        58,246        42,742        30,912

                                                 Nine Months Ended
                                                      March 31,                               Year Ended June 30,
                                               -----------------------   ----------------------------------------------------------
                                                  2002         2001         2001         2000         1999        1998       1997
                                               ----------   ----------   ----------   ----------   ----------   --------   --------
Other Data:                                                                   (Dollars in thousands)
Total managed loan and lease portfolio ....... $2,936,162   $2,435,515   $2,589,395   $1,918,540   $1,176,918   $559,398   $176,651
Originations:
  Business purpose loans .....................     99,035       87,320      120,537      106,187       64,818     52,335     38,721
  Home equity loans ..........................    907,594      786,497    1,096,440      949,014      634,820    328,089     91,819
  Conventional first mortgage loans ..........        (a)          (a)          (a)       42,607       66,519     33,671         --
  Equipment leases ...........................        (b)          (b)          (b)       19,631       96,289     70,480      8,004
Average loan/lease size on loans and leases
originated:
    Business purpose loans ...................         96           90           91           89           80         83         78
    Home equity loans ........................         90           80           82           70           74         62         51
    Conventional first mortgage loans ........        (a)          (a)          (a)          160          165        154         --
    Equipment leases .........................        (b)          (b)          (b)           19           23         21         11
Weighted average interest rate on loans
  and leases originated:
    Business purpose loans ...................      15.72%       16.01%       15.99%       15.99%       15.91%     15.96%     15.91%
    Home equity loans ........................      10.89        11.57        11.46        11.28        11.05      11.95      11.69
    Conventional first mortgage loans ........        (a)          (a)          (a)         8.75         7.67       8.22         --
    Equipment leases .........................        (b)          (b)          (b)        11.25        11.40      12.19      15.48
    Combined .................................      11.37        12.01        11.91        11.63        11.30      11.63      13.09
Loans and leases sold:
  Securitizations ............................ $  973,143   $  804,429   $1,102,066   $1,001,702   $  777,598   $384,700   $115,000
  Other ......................................     55,943       49,997       76,333      102,670      105,751     51,594      3,817

----------------------------

(a) Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans. Amounts are not significant subsequent to that date.

(b) Effective December 31, 1999, we de-emphasized and subsequent to that date, discontinued the equipment lease origination business. As a result, there are no equipment lease originations or sales subsequent to that date.

                                                               Nine Months Ended
                                                                    March 31,                    Year Ended June 30,
                                                               -----------------     ---------------------------------------------
                                                                  2002     2001      2001      2000      1999      1998      1997
                                                                 -----     -----     -----     -----     -----     -----     -----
Financial Ratios:
Return on average assets .......................................  0.90%     1.38%     1.22%     1.31%     4.56%     6.93%     7.87%
Return on average equity ....................................... 11.20     13.39     12.22     10.29     28.10     31.10     33.65
Total delinquencies as a percentage of total managed
  portfolio at end of period ...................................  5.91      3.53      4.13      2.91      3.19      3.01      2.15
Real estate owned as a percentage of total managed
  portfolio at end of period ...................................  1.28      1.07      1.10      0.68      0.85      0.16      0.34
Loan and lease losses as a percentage of the average
  total managed portfolio during the period (a) ................  0.54      0.47      0.53      0.31      0.12      0.12      0.07
Pre-tax income as a percentage of total revenues ...............  5.45      8.49      7.19      7.93     25.28     30.15     33.99
Ratio of earnings to fixed charges .............................  1.18x     1.26x     1.23x     1.26x     1.92x     2.23x     2.56x

----------------------------
(a) Percentage based on annualized losses and average managed portfolio.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following financial review and analysis of the financial condition and results of operations for the nine months ended March 31, 2002 and 2001 and the fiscal years ended June 30, 2001, 2000 and 1999 should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements, and other detailed information appearing in this document.

General

         We are a diversified financial services organization operating throughout the United States. We originate, sell and service business purpose loans and home equity loans, through our principal direct and indirect subsidiaries. We also underwrite, process and purchase home equity loans through the Bank Alliance Program. Through this program we purchase home equity loans from other financial institutions which may have different underwriting guidelines than ours. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization.

         Our loans primarily consist of fixed interest rate loans secured by first or second mortgages on single family residences. Our customers include credit impaired borrowers and other borrowers who would qualify for loans from traditional sources but who are attracted to our loan products due to our personalized service and timely response to loan applications. We originate loans through a combination of channels including a centralized processing center located in Bala Cynwyd, Pennsylvania and a retail branch network of offices. In addition, we offer subordinated debt securities to the public, the proceeds of which are used to repay existing debt, to fund loan originations and our operations and for general corporate purposes including, but not limited to, repurchases of our outstanding common stock.

         Initially, we finance our loans under one of several different secured and committed credit facilities. These credit facilities are generally revolving lines of credit, which we have with several financial institutions that enable us to borrow on a short-term basis against our loans. We then securitize our loans or sell our loans to unrelated third parties on a whole loan basis to generate the cash to pay off these revolving credit facilities. We also have a committed mortgage conduit facility with a financial institution, which enables us to sell our loans into an off-balance sheet facility. Additionally, we rely upon funds generated by the sale of subordinated debt and other borrowings to fund our operations and to repay maturing subordinated debt. At March 31, 2002, $640.7 million of subordinated debt was outstanding and warehouse and other revolving credit facilities totaling $676.2 million were available, of which $96.7 million was drawn upon on that date. We expect to continue to rely on the borrowings to fund our operations and to repay maturing subordinated debt. For a description of our credit facilities, subordinated debt and off-balance sheet facilities, see "--Liquidity and Capital Resources."

         In our mortgage loan securitizations, pools of mortgage loans are sold to a trust. The trust then issues certificates, notes or other securities, which we refer to as certificates in this prospectus, to third-party investors, representing the right to receive a pass-through interest rate and principal collected on the mortgage loans each month. The difference between the average coupon interest rate charged to borrowers on the fixed interest rate pools of mortgage loans and the weighted average pass-through interest rate paid to investors is referred to as the interest rate spread.

         Our business strategy is dependent on our ability to emphasize lending related activities that provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms and to profitably securitize our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors -- If we are unable to continue to successfully implement our business strategy, our revenues may decrease which could impact our ability to repay the notes."

         During fiscal 2001 and the first nine months of fiscal 2002, declines in securitization pass-through interest rates resulted in average interest rate spreads improving by approximately 173 basis points at March 31, 2002 compared to the fourth quarter of fiscal 2000 and improving by approximately 94 basis points compared to the fourth quarter of fiscal 2001. Increased interest rate spreads result in increases in the residual cash flow we will receive on securitized loans and corresponding increases in the gains we recognized on the sale of loans in a securitization. See "-- Securitizations" for further details. No assurances can be made that market interest rates will continue to decline or remain at current levels. However, in a rising interest rate environment we would expect our ability to originate loans at interest rates that will maintain our current level of profitability to become more difficult than during a stable or falling interest rate environment. This situation occurred from our September 1998 mortgage loan securitization through the June 2000 mortgage loan securitization when the pass-through interest rates on the asset-backed securities issued in our securitizations had increased by approximately 155 basis points. During the same period, the average coupon on our loans securitized increased only 71 basis points. We would address the challenge presented by a rising interest rate environment by carefully monitoring our product pricing, the actions of our competition, market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible. See "--Interest Rate Risk Management--Strategies for use of Derivative Financial Instruments" for a discussion of our hedging strategies.

         A rising interest rate environment could unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by widening investor interest rate spread requirements in pricing future securitizations as described above, increasing the levels of overcollateralization required in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debt securities at favorable interest rates. See "--Liquidity and Capital Resources" for a discussion of both long and short-term liquidity.

         State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, sometimes referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on our profitability. The Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although we believe that these fees were fair and in compliance with applicable federal and state laws, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. The reserve which we previously established was adequate to cover the resolution of this matter.

         In addition to the regulatory initiatives with respect to so-called "predatory lending" practices, we are also subject, from time to time, to private litigation, including actual and purported class action suits. See "Business -- Legal Proceedings" for a description of one purported class action suit currently pending. We expect, that as a result of the publicity surrounding predatory lending practices, we may be subject to other class action suits in the future.

         Although we are licensed to originate loans throughout the United States, we currently originate loans predominately in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in reduced profitability. See "Risk Factors -- An economic downturn or recession in the eastern half of the United Sates could result in reduced profitability which would reduce the funds available to repay the debt securities."

         Prior to January 1, 2001, the Company originated conventional first mortgage loans, which were sold in the secondary mortgage market. Effective January 1, 2001 we de-emphasized this business as a result of our strategy of focusing on our most profitable lines of business. We may, from time to time, consider originating conventional first mortgage loans on a limited basis in the future.

         In January 2001, our subsidiary, New Jersey Mortgage and Investment Corp., was renamed American Business Mortgage Services, Inc. to better reflect its national presence.

Application of Critical Accounting Policies

         Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The accounting policies discussed below are considered by management to be critical to understanding our financial condition and results of operations. The application of these accounting policies requires significant judgment and assumptions by management, which are based upon historical experience and future expectations. The nature of our business and our accounting methods make our financial condition, changes in financial condition and results of operations highly dependent on management's estimates. Some of the line items on our income statement and balance sheet impacted by management's estimates are described below.

         Revenue Recognition. Revenue recognition is highly dependent on the application of Statement of Financial Accounting Standards, referred to as SFAS in this document, No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and "gain-on-sale" accounting to our quarterly loan securitizations. Gains on sales of loans through securitizations for the nine-month period ended March 31, 2002 were 73.3% of total revenues. Securitization gains represent the difference between the net proceeds to us, including retained interests in the securitization, and the allocated cost of loans securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights we retain based upon their relative fair values. Estimates of the fair values of the interest-only strips and the servicing rights we retain are discussed below. We believe the accounting estimates related to gain on sale are critical accounting estimates because only a small portion of the securitization gains are cash items. The amount recognized as gain on sale for the retained interests we receive as proceeds in a securitization, in accordance with accounting principles generally accepted in the United States, is highly dependent on management's estimates.

         Interest-Only Strips. Interest-only strips, which represent the right to receive future cash flows from securitized loans represent 55.4% of our total assets at March 31, 2002 and are carried at their fair values. Fair value is based on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on the pools of loans sold through securitizations. We believe the accounting estimates used in determining the fair value of interest-only strips are critical accounting estimates because estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based in part, on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. The actual loan prepayment rate may be affected by a variety of economic and other factors, including prevailing interest rates, the availability of alternative financing to borrowers and the type of loan. Our expected future cash flows from our interest-only strips are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic and market conditions and are changed if deemed necessary. Even a small unfavorable change in our assumptions made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on our estimate of residual cash flows and on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment, which would adversely affect our income in the period of adjustment. See "--Securitizations" for more detail on the estimation and changes made to the assumptions used in the estimation of the fair value of interest-only strips and the sensitivities of these balances to changes in assumptions.

         Interest accretion income represents the yield component of cash flows received on interest-only strips. We use a prospective approach to estimate interest accretion. As previously discussed, we periodically update estimates of residual cash flow from our securitizations. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, we recognize a larger or smaller percentage of the cash flow as interest accretion. Any change in value of the underlying interest-only strip could impact our current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows.

         Servicing Rights. Servicing rights, which represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers net of estimated compensation that would be required by a substitute servicer represented 13.4% of our total assets at March 31, 2002. Servicing rights are carried at the lower of cost or fair value. The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. We believe the accounting estimates used in determining the fair value of servicing rights are critical accounting estimates because the projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic and market conditions and are changed if deemed necessary. Even a small unfavorable change in our assumptions, made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an adjustment, which would adversely affect our income in the period of adjustment. See "--Securitizations" for more detail on the estimation and changes made to the assumptions used in the estimation of the fair value of servicing rights and the sensitivities of these balances to changes in assumptions.

         Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to, and over the period of estimated future servicing income on that particular pool of loans. If our analysis indicates the carrying value of servicing rights are not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance would be required. As of March 31, 2002, our valuation analysis has not indicated any impairment. Impairment is measured as the excess of carrying value over fair value.

         Special Purpose Entities and Off-Balance Sheet Facilities. Special purpose entities and off-balance sheet facilities are used in our mortgage loan securitizations. Asset securitizations are one of the most common off-balance sheet arrangements in which a company transfers assets off its balance sheet by selling them to a special purpose entity. The special purpose entities described below meet our objectives for mortgage loan securitization structures and comply with accounting principles generally accepted in the United States. Accounting for special purpose entities is under review by the Financial Accounting Standards Board, referred to as FASB in this document. In the event that accounting rules are changed in the future, our use of special purpose entities, our revenue recognition for securitization gains for securitized loans and our off-balance sheet accounting treatment for securitized loans could be materially impacted.

         Our securitizations involve a two-step transfer that qualifies for sale accounting under SFAS No. 140. First, we sell the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the special purpose entity sells the loans to a qualified special purpose entity, which we refer to as the Trust in this prospectus, transferring title of the loans and isolating those assets from our Company's assets. Finally, the Trust issues certificates to investors to raise the cash purchase price for the loans being sold, collects proceeds on behalf of the certificate holders, distributes proceeds and has a distinct legal standing, independent from the Company. Under current accounting rules, the Trusts do not qualify for consolidation in our financial statements and carry the loan collateral as assets and the certificates issued to investors as liabilities. At March 31, 2002, the mortgage securitization trusts held loans with an aggregate principal balance due of $2.8 billion as assets and owed $2.6 billion of investor certificates to third parties.

         We also use special purpose entities in our sales of loans to a $300 million off-balance sheet mortgage conduit facility sponsored by UBS Warburg. Sales into the off-balance sheet facility involve a two-step transfer that qualifies for sale accounting under SFAS No. 140, similar to the process described above. This facility has a revolving feature and can be directed by the third party sponsor to dispose of the loans, typically this has been accomplished by re-securitizing them in a term securitization. The third party note purchaser also has the right to sell the loans. Under this arrangement, the loans have been isolated from us and our subsidiaries and as a result, transfers to the facility are treated as sales for financial reporting purposes. When loans are sold to this facility, we perform a probability assessment of the likelihood that the sponsor will transfer the loans into a permanent securitization. As the sponsor has typically transferred the loans to a permanent securitization in the past, the amount of gain on sale we have recognized for loans sold to this facility is estimated based on the terms we would obtain in a permanent securitization rather than the terms of this facility. At March 31, 2002, the off-balance sheet mortgage conduit facility held loans with principal balance due of $59.9 million as assets and owed $58.1 million to third parties.

         Allowance for Loan and Lease Losses. The allowance for loan and lease losses is maintained primarily to account for loans and leases that are delinquent and are expected to be ineligible for sale into a future securitization and for delinquent loans that have been repurchased from securitization trusts. It is calculated based upon management's estimate of the expected collectibility of loans and leases outstanding based upon a variety of factors, including, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance.

         Development of Critical Accounting Estimates. On a periodic basis, senior management reviews the estimates used in our critical accounting policies. As a group, senior management discusses the development and selection of the assumptions used to perform our estimates described above. Management has discussed the development and selection of the estimates used in our critical accounting policies as of March 31, 2002 with the audit committee of our board of directors and has reviewed the Company's disclosure of the estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations.

         Initial Adoption of Accounting Policies. Generally, we do not enter into derivative financial instrument contracts for trading purposes. However, we have entered into a derivative financial instrument contract which we have not designated as an accounting hedge. This contract was designed to reduce our exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR rates. The structure of certain securitization trusts include a floating interest rate tranche based on one-month LIBOR plus an interest rate spread. Floating interest rate tranches in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders. In order to manage this exposure we have entered into an interest rate swap agreement to lock in a fixed interest rate on our third quarter fiscal 2002 securitization's variable rate tranche. The swap agreement requires a net cash settlement on a monthly basis of the difference between the fixed interest rate on the swap and the floating interest rate paid on the bonds. The fair value of this swap agreement is based on estimated market values for the sale of the contract provided by a third party. As of March 31, 2002 the change in the fair value of this derivative financial instrument was $0.5 million and was recognized as income during the quarter. The net unrealized gain of $0.5 million is included in trading assets, which are reported in other assets. Our interest-only strips are held as available for sale securities and therefore changes in the fair value of the interest-only strips is recorded as a component of equity unless the fair value of the interest-only strip falls below its cost basis, which would require a write down through current period income. See "--Interest Rate Risk Management" for further details of this interest rate swap agreement.

Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years

         Discount rates. At June 30, 2000, we increased the discount rate applicable to the residual portion of our interest-only strips from 11% to 13%. No changes were made in the discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips. This change in discount rate resulted in a write down of our interest-only strips of $11.2 million. The change in the discount rate was considered to be an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that led to this other than temporary decline in fair value of our interest-only strips included:

         o Sustained increase in market interest rates through the fourth quarter of fiscal 2000;

         o Increases in the all-in cost of our mortgage loan trust investor certificates from September 1998 through June 2000;


         o Increases in the cost of funding our interest-only strips, particularly the interest rate paid on subordinated debt; and

         o Events and conditions in the mortgage lending industry and the actions by others in that industry.

         Prepayment rates. During the nine-month period ended October 1998, the percentage of home equity loans that we originated containing prepayment fees increased from less than 50% of loans originated to over 85%, a percentage which has been maintained since that time. Due to this increase in the volume of loans originated with prepayment fees, we had reduced the initial annual prepayment rate assumption on business loans and lengthened the initial assumptions used for the prepayment ramp period on home equity loans from 12 to 18 months beginning with the 1999-1 mortgage loan securitization through the 2000-1 mortgage loan securitization and to 24 months beginning with the 2000-2 mortgage loan securitization. Our experience indicated that when a loan has a prepayment fee provision, fewer borrowers will prepay, and those prepaying will do so more slowly. Our actual cumulative prepayment experience through March 31, 2000 demonstrated that only 25% of home equity loans having prepayment fees were actually prepaid by the borrowers, while 47% of home equity loans without prepayment fees were prepaid. This cumulative historical performance demonstrates that it was nearly twice as likely that a loan without a prepayment fee would be prepaid. The effect of these changes in prepayment rate assumptions increased the gains on securitizations for fiscal 2000.

         In the third quarter of fiscal 2001, we evaluated our accumulated experience with pools of loans that had a high percentage of loans with prepayment fees. We had begun using a static pool analysis of prepayments, whereby we analyzed historical prepayments by period, to determine average prepayments expected by period. For business purpose loans, we found that prepayments for the first year are generally lower than we had anticipated, peak at a higher rate than previously anticipated by month 24 and decline by month
40. Home equity loan prepayments generally ramped faster in the first year than we had anticipated but leveled more slowly over 30 months and to a lower final rate than we had been using previously. We utilized this information to modify our loan prepayment rates and ramp periods to better reflect the amount and timing of expected prepayments. The effect of these changes implemented in the third quarter of fiscal 2001 was a net reduction in the value of our interest-only strips of $3.1 million or less than 1% and an insignificant net impact on securitization gains for fiscal 2001. The effect on the interest-only strips of this change in assumptions was recorded through an adjustment to comprehensive income in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

         Credit loss rates. In fiscal 2000, the initial credit loss assumptions beginning with the 1999-4 mortgage loan securitization were increased as a result of an increase in the percentage of second mortgage loans originated and our concerns regarding high levels of real estate values. The average percentage of first mortgage loans securitized had declined approximately 10% from the fiscal 1999 securitizations to the fiscal 2000 securitizations. High real estate values also affected our loss assumptions because in the event of an economic downturn, the loan-to-value ratios of the loans could be understated. Both of these factors increased the potential that the underlying real estate collateral would not be sufficient to satisfy the loan if a foreclosure was required. Although our percentage of first mortgages has subsequently increased, we believe real estate values may limit our ability to maintain the credit loss experience realized in prior securitizations. The effect of these changes in credit loss assumptions reduced the gains on securitizations in fiscal 2000 by approximately $1.7 million.

         For a description of the impacts of changes in critical accounting estimates in the nine months ended March 31, 2002, see "--Securitizations."

Securitizations

         During the first nine months of fiscal 2002, due to increases in prepayment experience, a write down of $13.2 million was recorded on our interest-only strips. In fiscal 2002, we recorded an $8.7 million write down in the third quarter and $4.5 million in the second quarter. These adjustments reflect the impact of higher prepayment experience on home equity loans than previously anticipated during the periods. The impact of increased prepayments were considered to be other than temporary and were therefore recorded as an adjustment to earnings in the periods in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and Emerging Issues Task Force Statement, referred to as EITF in this document, 99-20. Based on current economic conditions, including the stabilization of mortgage interest rates, published mortgage industry surveys and our own decrease in payoff requests and refinancing inquiries by our borrowers, we currently believe prepayments will return to our historical levels in the future. However, we cannot predict with certainty what our prepayment experience will be in the future and any unfavorable difference between our assumptions used to value our interest-only strips and our actual experience may have a significant adverse impact on the value of these assets.

         The following table summarizes the volume of loan securitizations and whole loan sales for the nine-month periods ended March 31, 2002 and 2001 and fiscal years ended June 30, 2001, 2000 and 1999 (in millions):

                                                                    Nine Months Ended
                                                                        March 31,                     Year Ended June 30,
                                                                  ---------------------     --------------------------------------
Securitizations:                                                    2002         2001          2001          2000           1999
                                                                  --------     --------     ----------     ----------     --------
Business loans .................................................  $   93.7     $   78.6     $    109.9     $    104.5     $   71.9
Home equity loans ..............................................     879.4        725.8          992.2          887.9        613.0
Equipment leases ...............................................        --           --             --            9.3         92.6
                                                                  --------     --------     ----------     ----------     --------
Total ..........................................................  $  973.1     $  804.4     $  1,102.1     $  1,001.7     $  777.5
                                                                  ========     ========     ==========     ==========     ========

Gain on sale of  loans and leases through securitization .......  $  129.1     $   91.5     $    129.0     $     90.4     $   64.5
Securitization gains as a percentage of total revenue ..........      73.3%        70.3%          70.4%          69.2%        74.6%
Whole loan sales ...............................................  $   55.9     $   50.0     $     76.3     $    102.7     $  105.8
Premiums on whole loan sales ...................................  $    2.4     $    1.5     $      2.7     $      1.7     $    2.3

          Our quarterly revenues and net income may fluctuate in the future principally as a result of the timing, size and profitability of our securitizations. The strategy of selling loans through securitizations requires building an inventory of loans over time, during which time we incur costs and expenses. Since a gain on sale is not recognized until a securitization is closed, which may not occur until a subsequent quarter, operating results for a given quarter can fluctuate significantly. If securitizations do not close when expected, we could experience a materially adverse effect on our results of operations for a quarter. See "--Liquidity and Capital Resources" for a discussion of the impact of securitizations on our cash flow.

         Several factors affect our ability to complete securitizations on a profitable basis. These include conditions in the securities markets generally, such as fluctuations in interest rates described below, conditions in the asset-backed securities markets relating to the mortgage loans we originate and credit quality of the managed portfolio of loans, which includes loans on our balance sheet and securitized loans we service for others. Any substantial reduction in the size or availability of the securitization market for loans could have a material adverse effect on our results of operations and financial condition.

         When we securitize our loans by selling them to trusts, we receive cash and an interest-only strip, which represents our retained interest in securitized loans. The trust issues multi-class securities, which derive their cash flows from the pool of securitized loans. These securities, which are senior in right to our interest-only strips in the trusts, are sold to public investors. In addition, when we securitize our loans we retain the right, for a fee, to service the loans, which creates an asset that we refer to as our servicing rights. Servicing includes billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collection and foreclosure activities, disposing of real estate owned, referred to as REO, and related reporting to investors.

         Interest-Only Strips. As the holder of the interest-only strips received in securitizations, we are entitled to receive excess (or residual) cash flows and cash flows from overcollateralization. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to the investors in the trust, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors.

         Generally, all residual cash flows are initially retained by the trust to establish required overcollateralization levels in the trust.
Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.

         The overcollateralization requirements for a mortgage loan securitization, which are different for each securitization, include:

         (1) The initial requirement, if any, is a percentage of the original balance of loans securitized and is paid in cash at the time of sale;

         (2) The final target is a percentage of the original balance of loans securitized and is funded from the monthly excess cash flow; and

         (3) The stepdown overcollateralization requirement is a percentage of the remaining balance of loans securitized. During the stepdown period, the overcollateralization amount is gradually reduced through cash payments to us until the overcollateralization balance declines to a specific floor. The stepdown period generally begins at the later of 30 to 36 months or when the remaining balance of loans securitized is less than 50% of the original balance of securitized loans.

         The fair value of our interest-only strips is a combination of the fair values of our residual cash flows and our overcollateralization cash flows. At March 31, 2002, investments in interest-only strips totaled $490.1 million, including the fair value of overcollateralization related cash flows of $223.1 million.

         The following tables provide information regarding the nature and principal balances of mortgage loans securitized in each trust, the securities issued by each trust, and the overcollateralization requirements of each trust.


                                 Summary of Selected Mortgage Loan Securitization Trust Information
                                                Current Balances as of March 31, 2002
                                                        (dollars in millions)

                                               2002-1  2001-4   2001-3   2001-2   2001-1   2000-4  2000-3   2000-2   2000-1   1999-4
                                             -------  -------  -------  -------  -------  ------- -------  -------  -------  -------
Original balance of loans securitized:
   Business loans .......................... $    32  $    29  $    31  $    35  $    29  $    27 $    16  $    28  $    25  $    25
   Home equity loans .......................     288      287      269      320      246      248     134      275      212      197
                                             -------  -------  -------  -------  -------  ------- -------  -------  -------  -------
   Total ................................... $   320  $   316  $   300  $   355  $   275  $   275 $   150  $   303  $   237  $   222
                                             =======  =======  =======  =======  =======  ======= =======  =======  =======  =======
Current balance of loans securitized:
   Business loans .......................... $    31  $    29  $    29  $    32  $    26  $    22 $    11  $    22  $    19  $    19
   Home equity loans .......................     288      277      248      272      182      164      84      170      124      115
                                             -------  -------  -------  -------  -------  ------- -------  -------  -------  -------
   Total ................................... $   319  $   306  $   277  $   304  $   208  $   186 $    95  $   192  $   143  $   134
                                             =======  =======  =======  =======  =======  ======= =======  =======  =======  =======

Weighted average coupon on loans securitized:
   Business loans ..........................  15.82%   15.77%   15.94%   15.97%   16.04%   16.05%  16.10%   16.02%   16.07%   16.10%
   Home equity loans .......................  10.89%   10.75%   11.13%   11.20%   11.46%   11.58%  11.48%   11.44%   11.34%   11.08%
   Total ...................................  11.37%   11.22%   11.64%   11.71%   12.03%   12.12%  12.04%   11.96%   11.97%   11.80%

Percentage of first mortgage loans .........     89%      88%      87%      88%      87%      85%     85%      79%      79%      81%
Weighted average loan-to-value .............     76%      77%      76%      77%      76%      77%     77%      77%      77%      76%
Weighted average remaining term (months) on
    loans securitized ......................     254      253      245      244      237      228     224      233      223      216

Original balance of Trust Certificates ..... $   320  $   322  $   306  $   355  $   275  $   275 $   150  $   300  $   235  $   220
Current balance of Trust Certificates ...... $   319  $   309  $   276  $   294  $   198  $   174 $    88  $   174  $   129  $   122
Weighted average pass-through interest rate
    to Trust Certificate holders ...........   5.66%    5.35%    5.72%    6.87%    7.04%    7.05%   7.61%    7.16%    7.12%    6.82%
Highest Trust Certificate pass-through
    interest rate ..........................   6.51%    5.35%    6.14%    6.99%    6.28%    7.05%   7.61%    8.04%    7.93%    7.68%

Overcollateralization requirements:
Required percentages:
    Initial ................................      --       --       --       --       --       --      --    0.90%    0.75%    1.00%
    Final target ...........................   4.50%    4.25%    4.00%    4.40%    4.10%    4.50%   4.75%    5.95%    5.95%    5.50%
    Stepdown overcollateralization .........   9.00%    8.50%    8.00%    8.80%    8.20%    9.00%   9.50%   11.90%   11.90%   11.00%
Required dollar amounts:
    Initial ................................      --       --       --       --       --       --      --  $     3  $     2  $     2
    Final target ........................... $    14  $    13  $    12  $    16  $    11  $    12 $     7  $    18  $    14  $    12
Current status:
    Overcollateralization amount ........... $    --  $    --  $     1  $    10  $    10  $    12 $     7  $    18  $    14  $    12
    Final target reached or anticipated date
       to reach ............................  4/2003   7/2003   3/2003   11/2002  4/2002      Yes  4/2002      Yes      Yes      Yes
    Stepdown reached or anticipated date to
       reach ............................... 10/2005   6/2005   2/2005   8/2004   3/2004   9/2003  5/2003   4/2003   2/2003   1/2003

Annual surety wrap fee .....................   0.21%    0.20%    0.20%    0.20%    0.20%    0.21%   0.21%    0.21%    0.19%    0.21%

Servicing rights:
   Original balance ........................ $    13  $    13  $    12  $    15  $    11  $    14 $     7  $    14  $    10  $    10
   Current balance ......................... $    13  $    12  $    11  $    12  $     9  $    10 $     5  $     9  $     6  $     6

                           Summary of Selected Mortgage Loan Securitization Trust Information (Continued)
                                                Current Balances as of March 31, 2002
                                                        (dollars in millions)


                                                    1999-3   1999-2   1999-1   1998-4   1998-3   1998-2   1998-1   1997 (a) 1996 (a)
                                                    -------  -------  -------  -------  -------  -------  -------  -------  --------
Original balance of loans securitized:
   Business loans ..........................        $    28  $    30  $    16  $     9  $    17  $    15  $    16  $    45  $    29
   Home equity loans .......................            194      190      169       71      183      105       89      130       33
                                                    -------  -------  -------  -------  -------  -------  -------  -------  -------
   Total ...................................        $   222  $   220  $   185  $    80  $   200  $   120  $   105  $   175  $    62
                                                    =======  =======  =======  =======  =======  =======  =======  =======  =======
Current balance of loans securitized:
   Business loans ...........................       $    17  $    18  $     9  $     4  $     8  $     5  $     5  $    14  $     7
   Home equity loans ........................           108      111       87       30       83       39       29       32        6
                                                    -------  -------  -------  -------  -------  -------  -------  -------  -------
   Total ....................................       $   125  $   129  $    96  $    34  $    91  $    44  $    34  $    46  $    13
                                                    =======  =======  =======  =======  =======  =======  =======  =======  =======

Weighted average coupon on loans securitized:
   Business loans ...........................        15.89%   15.74%   15.96%   16.06%   15.94%   15.82%   16.02%   15.89%   15.92%
   Home equity loans ........................        10.89%   10.44%   10.67%   10.86%   10.66%   10.72%   11.03%   11.49%   10.94%
   Total ....................................        11.57%   11.19%   11.14%   11.44%   11.14%   11.29%   11.82%   12.87%   13.56%

Percentage of first mortgage loans ..........           83%      88%      91%      89%      91%      89%      81%      75%      74%
Weighted average loan-to-value ..............           77%      76%      77%      76%      78%      77%      74%      74%      66%
Weighted average remaining term (months) on
    loans securitized .......................           220      226      223      215      217      193      183      163      123

Original balance of Trust Certificates ......       $   219  $   219  $   184  $    79  $   198  $   118  $   103  $   171  $    61
Current balance of Trust Certificates .......       $   114  $   118  $    87  $    30  $    81  $    39  $    30  $    38  $     9
Weighted average pass-through interest rate
    to Trust Certificate holders ............         6.78%    6.64%    6.56%    5.85%    5.90%    6.60%    6.82%    7.13%    7.67%
Highest Trust Certificate pass-through
    interest rate............................         7.49%    7.13%    6.58%    6.51%    6.30%    6.85%    7.15%    7.29%    7.67%

Overcollateralization requirements:
Required percentages:
    Initial .................................         1.00%    0.50%    0.50%    1.00%    1.00%    1.50%    1.50%    2.43%    1.94%
    Final target ............................         5.00%    5.00%    5.00%    5.00%    5.00%    5.00%    5.50%    7.43%    8.94%
    Stepdown overcollateralization ..........        10.00%   10.00%   10.00%   10.00%   10.00%   10.00%   11.00%   14.86%   12.90%
Required dollar amounts:
    Initial .................................       $     2  $     1  $     1  $     1  $     2  $     2  $     2  $     4  $     1
    Final target ............................       $    11  $    11  $     9  $     4  $    10  $     6  $     6  $    13  $     6
Current status:
    Overcollateralization amount ............       $    11  $    11  $     9  $     4  $    10  $     5  $     4  $     8  $     4
    Final target reached or anticipated date
       to reach .............................           Yes      Yes      Yes      Yes      Yes      Yes      Yes      Yes      Yes
    Stepdown reached or anticipated date to
       reach ................................       10/2002  12/2002   7/2002      Yes   5/2002      Yes      Yes      Yes      Yes

Annual surety wrap fee ......................         0.21%    0.19%    0.19%    0.20%    0.20%    0.22%    0.23%    0.26%    0.18%

Servicing rights:
   Original balance .........................       $    10  $    10  $     8  $     3  $     7  $     4  $     4  $     7  $     4
   Current balance ..........................       $     5  $     5  $     4  $     1  $     3  $     2  $     2  $     3  $     1



(a) Amounts represent combined balances and weighted average percentages for two 1997 securitization pools and two 1996 securitization pools.

         The estimation of the fair value of interest-only strips is based upon a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, prepayment rates and credit loss rates on the pool of loans. Our methodology for determining the discount rates, prepayment rates and credit loss rates used to calculate the fair value of our interest-only strips is described below.

         Discount rates. We use discount rates, which we believe are commensurate with the risks involved in our securitization assets. While quoted market prices on comparable interest-only strips are not available, we have performed comparisons of our valuation assumptions and performance experience to others in the non-conventional mortgage industry. We quantify the risks in our securitization assets by comparing the asset quality and performance experience of the underlying securitized mortgage pools to comparable industry performance.

         In determining the discount rate applied to residual cash flows, we believe that the practice of many companies in the non-conventional mortgage industry has been to add an interest rate spread for risk to the all-in cost of securitizations to determine their discount rates. The all-in cost of the trusts' investor certificates includes the highest trust certificate pass-through interest rate in each mortgage securitization, trustee fees, and surety fees, which generally range from 19 to 22 basis points combined. From industry experience comparisons, we have determined an interest rate spread, which is added to the all-in cost of our mortgage loan securitization trusts' investor certificates. The 13% discount rate that we apply to our residual cash flow portion of our interest-only strips compared to rates used by others in the industry reflects our higher asset quality and performance of our securitized assets compared to industry asset quality and performance and the other characteristics of our securitized loans described below:

         o Underlying loan collateral with fixed yields, which are higher than others in the non-conventional mortgage industry. Average coupons of securitized loans exceed the industry average by 100 basis points or more. All of our securitized loans have fixed interest rates, which are more predictable than adjustable rate loans.

         o Approximately 90% to 95% of our business purpose loans have prepayment fees. Approximately 85% to 90% of our home equity loans have prepayment fees. Our historical experience indicates that prepayment fees lengthen the prepayment ramp periods and slow annual prepayment speeds, which have the effect of increasing the life of the loans securitized.

         o A portfolio mix of first and second mortgage loans of 80-85% and 15-20%, respectively. Historically, the high proportion of first mortgages has resulted in lower delinquencies and losses.

         o A portfolio credit grade mix comprised of 62% A credits, 23% B credits, 13% C credits, and 2% D credits. In addition, our historical loss experience is below what is experienced by others in the non-conventional mortgage industry.

         Although market interest rates have declined in fiscal 2001 and 2002, no reduction to the discount rate used to value the residual portion of our interest-only strips has been made. We do not believe a decrease in the discount rate is warranted as the current market interest rate decline was mainly due to actions taken by the Federal Reserve Board in an attempt to prevent the potential adverse effect of uncertain economic conditions and to stimulate economic growth. Additionally, the mortgage lending industry generally has taken no actions to reduce discount rates.

         We apply a second discount rate to projected cash flows from the overcollateralization portion of our interest-only strips. The discount rate applied to projected overcollateralization cash flows in each mortgage securitization is based on the highest trust certificate pass-through interest rate in the mortgage securitization. At March 31, 2002, the average discount rate applied to projected overcollateralization cash flows was 7%. The risk characteristics of the projected overcollateralization cash flows do not include prepayment risk and have minimal credit risk. For example, if the entire collateral balance in a securitized pool of loans would prepay, we would fully recover our investment in overcollateralization. In addition, historically, these overcollateralization balances have not been impacted by credit losses as the residual cash flow portion of our interest-only strips has always been sufficient to absorb credit losses. Stepdowns of overcollateralization have generally occurred as scheduled. Overcollateralization represents our investment in the excess collateral in a securitized pool of mortgage loans. Overcollateralization serves as a form of credit enhancement for trust investors.

         The blended discount rate used to value the interest-only strips, including the overcollateralization cash flows, at March 31, 2002 was 10%.

         Prepayment rates. The assumptions we use to estimate future prepayment rates are periodically compared to actual prepayment experience of the individual securitization pool of mortgage loans and an average of the actual experience of other similar pools of mortgage loans at the same number of months after their inception. It is our practice to use an average historical prepayment rate of similar pools for the expected constant prepayment rate assumption while a pool of mortgage loans is less than a year old even though actual experience may be different. During this ramp period, before a pool of mortgage loans reaches its expected constant prepayment rate, actual experience both quantitatively and qualitatively is generally not sufficient to conclude that final actual experience for an individual pool of mortgage loans would be materially different than the average. For pools of mortgage loans greater than one year old, prepayment experience trends for the individual pool is considered to be more significant and adjustments to prepayment assumptions may be made to more closely conform the assumptions to actual experience if the variance from average experience is significant and is expected to continue. Current economic conditions, current interest rates and other factors are also considered in our analysis.

         As was previously discussed, during the nine months ended March 31, 2002 our actual prepayment experience was generally higher, most significantly on home equity loans, than our historical averages for prepayments, an experience noted throughout the mortgage industry. Our recent increase in prepayment experience has been mainly due to loan refinancings. We do not believe that the current growth in the rate of refinancings is indicative of a long-term trend in the non-conforming mortgage market. We believe this recent activity was due to significant decreases in market interest rates which have occurred over a short period of time which have generated a larger than normal volume of refinancing activity during this period. Based on current economic conditions including the stabilization of mortgage interest rates, published mortgage industry surveys and our own decrease in payoff requests and refinancing inquiries by our borrowers, we believe prepayments will return to our historically normal levels in the future. We cannot predict with certainty what our prepayment experience will be in the future and any unfavorable difference between our assumptions used to value our interest-only strips and our actual experience may have a significant adverse impact on the value of these assets.

         Credit loss rates. Credit loss rates are analyzed in a similar manner to prepayments. Credit loss assumptions are compared to actual loss experience averages for similar loan pools and for individual loan pools. Delinquency trends and economic conditions are also considered. If our periodic analysis indicates that loss experience may be different than our assumptions, an adjustment to our assumptions may be made to more closely conform the assumptions to actual experience.

         Floating rate certificates. Some of our securitization trusts have issued floating rate certificates supported by fixed interest rate mortgages. The fair value of the excess cash flow we will receive may be affected by any changes in the interest rates paid on the floating rate certificates. The interest rates paid on the floating rate certificates are based on one-month London Inter-Bank Offered Rate, referred to in this document as LIBOR. The assumption used to estimate the fair value of the excess cash flows received from these securitization trusts is based on a forward yield curve.

The table below outlines the sensitivity of the current fair value of our interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. Our base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience." (dollars in millions):

Securitized collateral balance ..................................... $2,864.6
Balance sheet carrying value of retained interests ................. $  608.3
Weighted-average collateral life (in years) ........................      4.1

Sensitivity of assumptions used to value retained interests:

Prepayment speed:
Impact on fair value for 10% adverse change ........................ $   23.6
Impact on fair value for 20% adverse change ........................ $   43.8

Credit Loss rate:
Impact on fair value for 10% adverse change ........................ $    3.7
Impact on fair value for 20% adverse change ........................ $    7.5

Floating Rate Debt (a):
Impact on fair value for 10% adverse change ........................ $    1.2
Impact on fair value for 20% adverse change ........................ $    2.5

Discount Rate:
Impact on fair value for 10% adverse change ........................ $   20.1
Impact on fair value for 20% adverse change ........................ $   39.0

(a) The floating rate bonds are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR rate assumption used in this sensitivity analysis was derived from a forward yield curve.

         The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

         These sensitivities reflect the approximate amount of the fair values that our interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes. The effect on our liquidity of changes in the fair values of our interest-only strips and servicing rights are discussed in "--Liquidity and Capital Resources."

         The residual assets of lease securitizations represent an immaterial portion of the total residual assets and are therefore aggregated with mortgage loans in the above sensitivity analysis.

         The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

                                          Summary of Material Mortgage Loan Securitization
                                    Valuation Assumptions and Actual Experience at March 31, 2002


                                              2002-1   2001-4   2001-3   2001-2   2001-1   2000-4   2000-3   2000-2  2000-1   1999-4
                                              ------   ------   ------   ------   ------   ------   ------   ------  ------   ------
Interest-only strip residual discount rate (a):
   Initial valuation ........................    13%      13%      13%      13%      13%      13%      13%      13%      11%     11%
   Current valuation ........................    13%      13%      13%      13%      13%      13%      13%      13%      13%     13%
Servicing rights discount rate:
   Initial valuation ........................    11%      11%      11%      11%      11%      11%      11%      11%      11%     11%
   Current valuation ........................    11%      11%      11%      11%      11%      11%      11%      11%      11%     11%

Prepayment rates:
   Initial assumption:
   Expected Constant Prepayment Rate (CPR):
     Business loans (c) .....................    11%      11%      11%      11%      11%      10%      10%      10%      10%     10%
     Home equity loans ......................    22%      22%      22%      22%      22%      24%      24%      24%      24%     24%
   Ramp period (months) (b):
     Business loans .........................     27       27       24       24       24       24       24       24       24      24
     Home equity loans ......................     30       30       30       30       30       24       24       24       18      18
   Current assumptions:
   Expected Constant Prepayment Rate (CPR):
     Business loans (c) .....................    11%      11%      11%      11%      11%      11%      11%      12%      12%     11%
     Home equity loans ......................    22%      22%      22%      22%      22%      22%      22%      22%      22%     22%
   Ramp period (months) (b):
     Business loans .........................     27       27       27       27       27       27       27       27       27      27
     Home equity loans ......................     30       30       30       30       30       30       30       30       30      30
   CPR adjusted to reflect ramp:
     Business loans .........................     3%       5%       8%      10%      12%      15%      17%      20%      22%     22%
     Home equity loans ......................     2%      10%      14%      15%      17%      17%      17%      17%      18%     20%
   Current prepayment experience (d):
     Business loans .........................     --       --       2%       7%       6%      19%      29%      11%      15%     15%
     Home equity loans ......................     --       --      11%      20%      27%      38%      37%      34%      30%     30%

Annual credit loss rates:
   Initial assumption .......................  0.40%    0.40%    0.40%    0.40%    0.40%    0.40%    0.40%    0.40%    0.40%   0.30%
   Current assumption .......................  0.40%    0.40%    0.40%    0.40%    0.40%    0.40%    0.40%    0.40%    0.40%   0.30%
   Actual experience ........................     --       --       --       --    0.01%    0.01%    0.17%    0.11%    0.30%   0.25%

Servicing fees:
   Contractual fees .........................  0.50%    0.50%    0.50%    0.50%    0.50%    0.70%    0.50%    0.50%    0.50%   0.50%
   Ancillary fees ...........................  1.25%    1.25%    1.25%    1.25%    1.25%    1.25%    1.25%    1.25%    1.25%   1.25%

(a) Projected cash flows from overcollateralization are discounted at the highest trust certificate pass-through interest rate for each securitization averaging 7% at March 31, 2002. See Summary of Selected Mortgage Loan Securitization Trust Information table for rates specific to each securitization.

(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.

(c) Rate is the estimated expected weighted average prepayment rate over the securitization's estimated remaining life. Business CPR ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40.

(d)      Rate is a six-month historical average.

                                          Summary of Material Mortgage Loan Securitization
                              Valuation Assumptions and Actual Experience at March 31, 2002 (Continued)


                                                   1999-3     1999-2   1999-1   1998-4    1998-3   1998-2   1998-1  1997(f)  1996(f)
                                                   ------     ------   ------   ------    ------   ------   ------  -------  -------
Interest-only strip residual discount rate (a):
   Initial valuation.............................     11%        11%      11%      11%       11%      11%      11%      11%      11%
   Current valuation.............................     13%        13%      13%      13%       13%      13%      13%      13%      13%
Servicing rights discount rate:
   Initial valuation.............................     11%        11%      11%      11%       11%      11%      11%      11%      11%
   Current valuation.............................     11%        11%      11%      11%       11%      11%      11%      11%      11%

Prepayment rates:
   Initial assumption:
   Expected Constant Prepayment Rate (CPR):
     Business loans (c)..........................     10%        10%      10%      13%       13%      13%      13%      13%      13%
     Home equity loans...........................     24%        24%      24%      24%       24%      24%      24%      24%      24%
   Ramp period (months) (b):
     Business loans..............................      24         24       24       24        24       24       24       24       24
     Home equity loans...........................      18         18       18       12        12       12       12       12       12
   Current assumptions:
   Expected Constant Prepayment Rate (CPR):
     Business loans (c)..........................     11%        11%      10%      10%       10%      15%      15%      10%      10%
     Home equity loans...........................     22%        22%      22%      22%       22%      22%      22%      27%      20%
   Ramp period (months) (b):
     Business loans..............................      Na         Na       Na       Na        Na       Na       Na       Na       Na
     Home equity loans...........................      30         30       30       Na        Na       Na       Na       Na       Na
   CPR adjusted to reflect ramp:
     Business loans(e)...........................     19%        16%      13%      10%       14%      23%      19%      13%      10%
     Home equity loans(e)........................     22%        22%      22%      33%       27%      29%      25%      27%      20%
   Current prepayment experience (d):
     Business loans..............................     15%        26%      19%      20%       17%      36%      27%      15%       2%
     Home equity loans...........................     29%        23%      26%      43%       31%      29%      25%      26%      18%

Annual credit loss rates:
   Initial assumption............................   0.25%      0.25%    0.25%    0.25%     0.25%    0.25%    0.25%    0.25%    0.25%
   Current assumption............................   0.30%      0.25%    0.35%    0.50%     0.45%    0.55%    0.45%    0.33%    0.35%
   Actual experience.............................   0.28%      0.24%    0.36%    0.48%     0.45%    0.51%    0.45%    0.32%    0.36%

Servicing fees:
   Contractual fees..............................   0.50%      0.50%    0.50%    0.50%     0.50%    0.50%    0.50%    0.50%    0.50%
   Ancillary fees................................   1.25%      1.25%    1.25%    1.25%     1.25%    0.75%    0.75%    0.75%    0.75%

(a) Projected cash flows from overcollateralization are discounted at the highest trust certificate pass-through interest rate for each securitization averaging 7% at March 31, 2002. See Summary of Selected Mortgage Loan Securitization Trust Information table for rates specific to each securitization.

(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.

(c) Rate is the estimated expected weighted average prepayment rate over the securitization's estimated remaining life. Business CPR ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40.

(d)      Rate is a six-month historical average.

(e) Business loan assumption ramps down from current rate to 10% remaining constant at 10% for Trusts 1997-2 through 1999-2. Home equity loan assumption ramps down from current rate to 22% remaining constant at 22% for Trusts 1998-3 and 1998-4.

(f) Amounts represent weighted average percentages for two 1997 securitization pools and two 1996 securitization pools.

         Na = not applicable

         Lease Securitizations. We have in the past securitized two pools of leases. As of December 31, 1999, we de-emphasized, and subsequent to that date discontinued, the lease origination business but continue to service the remaining leases in our managed portfolio. The interest-only strips and servicing rights we retain on these securitized pools represent less than 1% of our securitization residual assets at March 31, 2002.

         Servicing Rights. As the holder of servicing rights on securitized loans, we are entitled to receive annual contractual servicing fees of 50 to 70 basis points on the aggregate outstanding loan balance. These fees are paid out of accumulated mortgage loan payments before payments of principal and interest are made to trust certificate holders. In addition, ancillary fees such as prepayment fees, late charges, nonsufficient fund fees and other fees are retained directly by us, as servicer, as payments are collected from the borrowers. We also retain the interest paid on funds held in trust collection accounts until these funds are distributed to trust investors.

         The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. These projections incorporate assumptions, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. Periodically, capitalized servicing rights are evaluated for impairment, which is measured as the excess of unamortized cost over fair value.

         The origination of a high percentage of loans with prepayment fees impacts our servicing rights and income in two ways. Prepayment fees reduce the likelihood of a borrower prepaying their loan. This results in prolonging the length of time a loan is outstanding which increases the contractual servicing fees to be collected over the life of the loan. Additionally, the terms of our servicing agreements with the securitization trusts allow us to retain prepayment fees collected from borrowers as part of our compensation for servicing loans.

         In addition, although prepayments increased during the nine months ended March 31, 2002 compared to our historical averages, we have generally found that the non-conforming mortgage market is less sensitive to prepayments due to changes in interest rates than the conventional mortgage market where borrowers have more favorable credit history for the following reasons. First, there are relatively few lenders willing to supply credit to non-conforming borrowers which limits those borrowers' opportunities to refinance. Second, interest rates available to non-conforming borrowers tend to adjust much slower than conventional mortgage interest rates which reduces the non-conforming borrowers' opportunity to capture economic value from refinancing.

         As a result of the use of prepayment fees and the reduced sensitivity to interest rate changes in the non-conforming mortgage market, the prepayment experience on our managed portfolio is more stable than the mortgage market in general. This stability favorably impacts our ability to value the future cash flows from our servicing rights and interest-only strips because it increases the predictability of future cash flows. At March 31, 2002, servicing rights totaled $118.2 million, compared to $102.4 million at June 30, 2001.

Whole Loan Sales

         We also sell loans with servicing released referred to as whole loan sales. Gains on whole loan sales equal the difference between the net proceeds from such sales and the loans' net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees. Gains from these sales are recorded as fee income. See "-- Securitizations" for information on the volume of whole loan sales and premiums recorded for the nine-month periods ended March 31, 2002 and 2001.

Results of Operations

                                                      Summary Financial Results
                                            (dollars in thousands, except per share data)

                                     Nine Months Ended                                                               Percentage
                                         March 31,                                Year Ended June 30,                  Change
                                  --------------------  Percentage      --------------------------------------  -------------------
                                    2002        2001       Change           2001        2000            1999    '01/'00    '00/'99
                                  --------    --------    --------       --------     ---------      ---------  --------   --------
Total revenues.................   $176,141    $130,225       35.3%      $ 183,336     $ 130,646      $  86,424     40.3%      51.2%
Total expenses.................    166,533     119,166       39.7%      $ 170,151     $ 120,284      $  64,573     41.5%      86.3%
Net income.....................      5,573       6,635     (16.0)%      $   8,085     $   6,424      $  14,088     25.9%    (54.4)%

Return on average equity.......     11.20%      13.39%                     12.22%        10.29%         28.10%
Return on average assets.......      0.90%       1.38%                      1.22%         1.31%          4.56%

Earnings per share:
   Basic.......................   $   2.07    $   1.86       11.3%      $    2.34     $    1.71      $    3.48     36.8%    (50.9)%
   Diluted.....................   $   1.91    $   1.83        4.4%      $    2.29     $    1.66      $    3.38     38.0%    (50.9)%
Dividends declared per share...   $   0.23    $   0.21        9.5%      $    0.29     $    0.27      $    0.15      7.4%      80.0%

Overview

         Nine-Month Period Ended March 31, 2002. For the nine months ended March 31, 2002, net income decreased $1.0 million, or 16.0%, to $5.6 million compared to $6.6 million for the same period in fiscal 2001. Diluted earnings per share increased to $1.91 for the nine months ended March 31, 2002, on average common shares of 2,911,000 compared to $1.83 on average common shares of 3,628,000 for the same period in fiscal 2001. The increase in earnings per share for the nine-month period was due to the lower number of shares outstanding due to our repurchases of our common stock. Dividends of $0.23 and $0.21 per share were paid out for the nine months ended March 31, 2002 and 2001, respectively. The common dividend payout ratio based on diluted earnings per share was 12.0% for the nine months ended March 31, 2002 compared to 11.5% for the same period in fiscal 2001.

         Increases in the gain on sale recorded during the nine-month period were offset by increases in general and administrative expenses and other expenses and a $13.2 million valuation adjustment on interest-only strips recorded during the nine-month period ended March 31, 2002. See below for further discussion of gain on sale, general and administrative expenses, other expenses and the interest-only strips valuation adjustments recorded during the period.

         In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the market price level of our common stock, which was at the time and has continued to, trade at below book value. In addition, our earnings growth over the past several years did not result in a corresponding increase in the market value of our common stock. The repurchase program was extended in fiscal 2000, 2001 and 2002. The fiscal 2002 extension authorized the purchase of up to 10% of the then outstanding shares which totaled approximately 2,661,000 shares on the date extended. To date, we have repurchased 43,000 shares under the current repurchase program.

         The total number of shares repurchased under the stock repurchase program was: 117,000 shares in fiscal 1999; 327,000 shares in fiscal 2000; 627,000 shares in fiscal 2001; and 352,000 shares in fiscal 2002. The cumulative effect of the stock repurchase program was an increase in diluted net income per share of $0.39 for the nine months ended March 31, 2002.

         On October 1, 2001, the Company's Board of Directors declared a 10% stock dividend paid on November 5, 2001 to shareholders of record on October 22, 2001. In conjunction with the Board's resolution, all outstanding stock options and the related exercise prices were adjusted. Accordingly, all outstanding shares, earnings per common share, dividend per share, average common share and stock option amounts have been retroactively adjusted to reflect the effect of the stock dividend.

         The following schedule details loan originations during the nine months ended March 31, 2002 and 2001 (in thousands):

                                          Nine Months Ended
                                              March 31,
                                    --------------------------
                                        2002             2001
                                    ----------      ----------
        Business purpose loans      $   99,035      $   87,320
        Home equity loans              907,594         786,497
                                    ----------      ----------
                                    $1,006,629      $  873,817
                                    ==========      ==========

         Loan originations for our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, increased $11.7 million, or 13.4%, for the nine months ended March 31, 2002, to $99.0 million from $87.3 million for the nine months ended March 31, 2001.

         Home equity loans originated by our subsidiaries, Upland Mortgage and American Business Mortgage Services, and through the Bank Alliance Program, increased $121.1 million, or 15.4%, for the nine months ended March 31, 2002, to $907.6 million from $786.5 million for the nine months ended March 31, 2001. The consumer mortgage group continues to focus on increasing efficiencies and productivity gains made in fiscal 2001 by refining marketing techniques and integrating technological improvements into the loan origination process.

         Fiscal Year Ended June 30, 2001. For fiscal 2001, net income increased $1.7 million, or 25.9%, to $8.1 million from $6.4 million for fiscal 2000. Diluted net income per share increased to $2.29 for the year ended June 30, 2001, on average common shares of 3,532,000 compared to $1.66 on average common shares of 3,860,000 for fiscal 2000. Dividends of $0.29 and $0.27 per share were paid for fiscal years ended June 30, 2001 and 2000, respectively. The common dividend payout ratio based on diluted net income per share was 12.7% for the year ended June 30, 2001 compared to 16.4% for fiscal 2000.

         The increase in net income and net income per share primarily resulted from an increase in the gain on sale recognized during the year due to increased interest rate spreads earned on our securitizations and increases in the volume of loans securitized, as well as increases in interest accretion earned on our interest-only strips. In addition there was a $12.6 million write down in the fair value of our interest-only strips in fiscal 2000. No write down was required in fiscal 2001. These favorable items were partially offset by increases in interest expense, which includes interest on subordinated debt, employee related costs, and general and administrative costs.

         The cumulative effect of the previously discussed stock repurchase program was an increase in diluted net income per share of $0.35 for the year ended June 30, 2001, and $0.06 for the year ended June 30, 2000.

         In April 2000, the FASB issued interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." The guidance, among other things, changed the accounting for stock options issued to non-employee directors. Previously, accounting rules required that options issued to non-employees including directors be expensed, based on the fair value of the options at the time the options were granted. The new interpretation allows options granted to directors to be accounted for consistently with those granted to employees if certain conditions are met, and therefore, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. In accordance with the guidance, in fiscal 2001, we recorded $174 thousand as a cumulative effect of a change in accounting principle, which represents the cumulative amount of expense recognized, net of taxes, in prior years for stock options issued to non-employee directors.

         The following schedule details loan and lease originations during the fiscal years ended June 30, 2001, 2000 and 1999 (in thousands):

                                               Year Ended June 30,
                                     ----------------------------------------
                                          2001         2000           1999
                                     ------------   -----------    ----------
    Business purpose loans ........  $    120,537   $   106,187    $   64,818
    Home equity loans .............     1,096,440       991,621       701,339
    Equipment leases...............            --        19,631        96,289
                                     ------------   -----------    ----------
                                     $  1,216,977   $ 1,117,439    $  862,446
                                     ============   ===========    ==========

         Loan originations by our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, increased $14.4 million, or 13.5%, for the year ended June 30, 2001, to $120.5 million from $106.2 million for the year ended June 30, 2000. This increase was attributable to the continued geographic expansion of our business lending division.

         Home equity loans originated by our subsidiaries, Upland Mortgage, American Business Mortgage Services, Inc. and Processing Service Center, Inc., increased $104.8 million, or 10.6% to $1.1 billion from $991.6 million for the year ended June 30, 2000. These business units have continued to phase in advanced Internet technology through our web sites, the use of our proprietary patent-pending Easy Loan Advisor, which automates the loan structuring process for our loan officers and provides personalized services and solutions directly to retail customers through interactive web dialog, and the roll out of this technology to our broker network. This technology has enabled us to originate more loans and close loans more efficiently than in the past.

Nine Months Ended March 31, 2002 Compared to Nine Months Ended March 31, 2001

         Total Revenues. For the first nine months of fiscal 2002, total revenues increased $45.9 million, or 35.3%, to $176.1 million from $130.2 million for the first nine months of fiscal 2001. Growth in total revenues for the nine-month period was mainly the result of increases in gains on the securitization of mortgage loans and increases in interest accretion earned on our interest-only strips.

         Gain on Sale of Loans. For the nine months ended March 31, 2002, gains of $129.1 million were recorded on the securitization of $1.0 billion of loans. This represents an increase of $37.6 million, or 41.1%, over gains of $91.5 million recorded on securitizations of $804.4 million of loans for the nine months ended March 31, 2001.

         The increase in securitization gains for the nine months ended March 31, 2002 was due to both an increase in interest rate spreads and an increase in the volume of loans securitized. The securitization gain as a percentage of loans securitized increased to 13.3% for the nine months ended March 31, 2002 from 11.4% on loans securitized for the nine months ended March 31, 2001. Increases in interest rate spreads increase expected residual cash flows to us and result in increases in the gains we recognize on the sale of loans into securitizations. See "-- Securitizations" for further detail of how securitization gains are calculated.

         The increase in interest rate spread for the nine months ended March 31, 2002 compared to the nine months ended March 31, 2001 resulted from decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the nine months ended March 31, 2002, the average loan coupon was 11.38%, a 0.63% decrease from 12.01% on loans securitized during the nine months ended March 31, 2001. However, the average interest rate on trust certificates issued in mortgage loan securitizations during the nine months ended March 31, 2002 was 5.57%, a 1.10% decrease from 6.67% during the nine months ended March 31, 2001. The resulting net improvement in interest rate spread was approximately 47 basis points.

         Also contributing to the increase in the securitization gain percentages for the nine-month period ended March 31, 2002, was the increase in the amount of cash received at the closing of our securitizations. The improvement in the interest rate spread this fiscal year enabled us to enter into securitization transactions structured to provide additional cash at the closing of the securitization through the sale of trust certificates to investors at a premium, or through the sale of notional bonds, sometimes referred to as net interest margin bonds. During the nine months ended March 31, 2002 we received additional cash at the closing of our securitizations, due to these modified structures, of $19.4 million.

         Interest and Fees. For the nine months ended March 31, 2002, interest and fee income increased $0.2 million, or 1.2%, to $16.8 million compared to $16.6 million for the nine months ended March 31, 2001. Interest and fee income consists primarily of interest income earned on available for sale loans, premiums earned on whole loan sales and other ancillary fees collected in connection with loans and leases.

         During the nine months ended March 31, 2002, interest income decreased $0.3 million, or 4.2%, to $7.5 million from $7.8 million for the nine months ended March 31, 2001. This decrease was due to a lower weighted average coupon on loans available for sale from the prior fiscal year and lower interest rates earned on invested cash balances due to general decreases in market interest rates. This decrease was partially offset by the effect of a modification of the terms of our securitization beginning in the second quarter of fiscal 2001, which allowed us to retain interest income we had accrued up until the point of the sale. Prior to the second quarter of fiscal 2001, all accrued interest income was retained by the securitization trust when collected.

         Premiums on whole loan sales increased $0.9 million, to $2.4 million for the nine months ended March 31, 2002 from $1.5 million for the nine months ended March 31, 2001. The volume of whole loan sales increased 11.8%, to $55.9 million for the nine months ended March 31, 2002 from $50.0 million for the nine months ended March 31, 2001. In addition to increases in the volume of whole loan sales, the average premium earned on whole loan sales increased during the nine-month period due to the general reduction in market interest rates.

         Other fees decreased $0.4 million for the nine months ended March 31, 2002 from the prior year mainly due to the decrease in fees collected in connection with our leasing portfolio. Our leasing portfolio has decreased due to our decision in fiscal 1999 to discontinue the origination of new leases.

         Interest Accretion on Interest-Only Strips. Interest accretion of $25.9 million was earned in the nine-month period ended March 31, 2002 compared to $17.9 million in the nine-month period ended March 31, 2001. The increase reflects the growth in the balance of our interest-only strips of $112.9 million, or 29.9%, to $490.1 million at March 31, 2002 from $377.2 million at March 31, 2001. In addition, cash flows from interest-only strips for the nine months ended March 31, 2002 increased $13.7 million, or 24.0%, from the same period of fiscal 2001 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels.

         Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the nine months ended March 31, 2002, servicing income decreased $0.1 million, or 1.4%, to $4.2 million from $4.3 million for the nine months ended March 31, 2001.

         The following table summarizes the components of servicing income for the nine-month periods ended March 31, 2002 and 2001 (in thousands):

                                                      Nine Months Ended
                                                          March 31,
                                                 --------------------------
                                                     2002         2001
                                                 ------------ -------------
        Contractual and ancillary fees........   $     25,830  $     17,684
        Amortization of servicing rights......        (21,614)      (13,406)
                                                 ------------ -------------
                                                 $      4,216  $      4,278
                                                 ============ =============

         Total Expenses. Total expenses increased $47.4 million, or 39.7%, to $166.5 million for the nine months ended March 31, 2002 compared to $119.2 million for the nine months ended March 31, 2001. As described in more detail below, this increase was mainly a result of increased interest expense attributable to the issuance of additional subordinated debt, increases in employee related costs, increases in general and administrative expenses, and a $13.2 million interest-only strips valuation adjustment recorded during the nine-month period ended March 31, 2002.

         Interest Expense. During the first nine months of fiscal 2002 interest expense increased $10.4 million, or 25.5%, to $51.5 million from $41.0 million for the nine months ended March 31, 2001. The increase in interest expense was primarily due to an increase in the level of subordinated debt outstanding. Average subordinated debt outstanding during the nine months ended March 31, 2002 was $603.2 million compared to $427.8 during the nine months ended March 31, 2001. Average interest rates paid on subordinated debt outstanding decreased to 10.8% during the nine months ended March 31, 2002 from 10.9% during the nine months ended March 31, 2001.

         Rates offered on subordinated debt were reduced beginning in the fourth quarter of fiscal 2001 and have continued downward in fiscal 2002 in response to decreases in market interest rates as well as our lower cash needs. The average issuance rate of subordinated debt at its peak which was the month of February 2001 was 11.85% compared to the average rate of subordinated debt issued in the month of March 2002 of 7.76%. As the higher rate notes mature, we expect the average rate paid on subordinated debt to decline provided that market rates do not significantly increase.

         The increase in interest expense for the nine-month period ended March 31, 2002 related to subordinated debt was partially offset by the impact of a decrease in the average outstanding balances under warehouse lines of credit and decreased interest rates paid on warehouse lines. The average outstanding balances under warehouse lines of credit were $26.7 million during the nine months ended March 31, 2002, compared to $54.2 million during the nine months ended March 31, 2001. This decrease was due to the increased utilization of our available cash balances and proceeds from the sale of subordinated debt to fund loan originations and greater utilization of an off-balance sheet mortgage conduit facility for the sale of loans. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread. One-month LIBOR has decreased from approximately 5.1% at March 31, 2001 to 1.9% at March 31, 2002.

         Provision for Credit Losses. The provision for credit losses on available for sale loans and leases for the nine months ended March 31, 2002 increased $1.8 million, or 68.9%, to $4.4 million, compared to $2.6 million for the nine months ended March 31, 2001. The increase in the provision for credit losses was primarily due to increases in loans in non-accrual status, which were generally repurchased from securitization trusts. Non-accrual loans were $8.8 million and $4.1 million at March 31, 2002 and 2001, respectively. See "--Managed Portfolio Quality" for further detail.

         While we are under no obligation to do so, at times we elect to repurchase delinquent loans from the securitization trusts, some of which may be in foreclosure. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flow from securitization trusts. Under the terms of the securitization agreements, repurchases are permitted only for delinquent loans. The purchase prices of delinquent loans are at the loans' outstanding contractual balance. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 30 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of completed foreclosure proceedings, or where a completed foreclosure is imminent. The related allowance for loan losses on these repurchased loans are included in our provision for credit losses in the period of repurchase. Our ability to repurchase these loans does not disqualify us for sale accounting under SFAS No. 125 or SFAS No. 140, which was adopted on a prospective basis in the fourth quarter of fiscal 2001, or other relevant accounting literature because we are not required to repurchase any loan and our ability to repurchase a loan is limited.

         SFAS No. 140 was effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The new standard requires that we record an obligation to repurchase loans from securitization trusts at the time we have the contractual right to repurchase the loans, whether or not we actually repurchase them. For securitization trusts 2001-2 and forward, to which this rule applies, we have the contractual right to repurchase a limited amount of loans greater than 180 days past due.

         The following table summarizes the principal balances of loans we have repurchased from the mortgage loan securitization trusts for the nine months ended March 31, 2002 and the years ended June 30, 2001, 2000 and 1999. All loans were repurchased at the contractual outstanding balances at the time of repurchase. Mortgage loan securitization trusts are listed only if loan repurchases have occurred.

                                Summary of Loans Repurchased from Mortgage Loan Securitization Trusts
                                                       (dollars in thousands)

                                       2000-3      2000-2      2000-1      1999-3      1999-2      1999-1      1998-4      1998-3
                                       ------      ------      ------      ------      ------      ------       -----      ------
Nine months ended March 31, 2002:
   Business loans ...................  $   --      $   --      $   --      $  271      $  341      $  259     $   632      $  260
   Home equity loans ................                              60       1,805       1,600       1,429       4,649       3,920
                                       ------      ------      ------      ------      ------      ------     -------      ------
     Total ..........................  $   --      $   --      $   60      $2,076      $1,941      $1,688     $ 5,281      $4,180
                                       ======      ======      ======      ======      ======      ======     =======      ======
   Number of loans repurchased ......      --          --           1          24          18          20          58          42

Year ended June 30, 2001:
   Business loans ...................  $   --      $   --      $   --      $   --      $   --      $   --     $   173      $  803
   Home equity loans ................      88         330          --          --          --          --       1,310       3,886
                                       ------      ------      ------      ------      ------      ------     -------      ------
      Total .........................  $   88      $  330      $   --      $   --      $   --      $   --     $ 1,483      $4,689
                                       ======      ======      ======      ======      ======      ======     =======      ======
   Number of loans repurchased ......       1           2          --          --          --          --          10          48

Year ended June 30, 2000:
   Business loans ...................  $   --      $   --      $   --      $  101      $   --      $   --     $    --      $   --
   Home equity loans ................      --          --         167          --          --          --         363         106
                                       ------      ------      ------      ------      ------      ------     -------      ------
     Total ..........................  $   --      $   --      $  167      $  101      $   --      $   --     $   363      $  106
                                       ======      ======      ======      ======      ======      ======     =======      ======
   Number of loans repurchased ......      --          --           3           1          --          --           3           1

Year ended June 30, 1999:
   Business loans ...................  $   --      $   --      $   --      $   --      $   --      $   --     $    --      $   --
   Home equity loans ................      --          --          --          --          --          35          15         311
                                       ------      ------      ------      ------      ------      ------     -------      ------
     Total ..........................  $   --      $   --      $   --      $   --      $   --      $   35     $    15      $  311
                                       ======      ======      ======      ======      ======      ======     =======      ======
   Number of loans repurchased ......      --          --          --          --          --           1           1           2


(Continued)                            1998-2      1998-1      1997-2      1997-1      1996-2      1996-1      Total
                                       ------      ------      ------      ------      ------      ------     -------
Nine months ended March 31, 2002:
   Business loans ...................  $  516      $1,266      $1,355      $   --      $   --      $  104     $ 5,004
   Home equity loans ................   1,444       1,690         154         239          60          66      17,116
                                       ------      ------      ------      ------      ------      ------     -------
     Total ..........................  $1,960      $2,956      $1,509      $  239      $   60      $  170     $22,120
                                       ======      ======      ======      ======      ======      ======     =======
   Number of loans repurchased ......      22          36          14           6           1           2         244

Year ended June 30, 2001:
   Business loans ...................  $  215      $  428      $2,252      $   --      $  380      $  250     $ 4,501
   Home equity loans ................   1,284       1,686       1,764          --          92         109      10,549
                                       ------      ------      ------      ------      ------      ------     -------
      Total .........................  $1,499      $2,114      $4,016      $   --      $  472      $  359     $15,050
                                       ======      ======      ======      ======      ======      ======     =======
   Number of loans repurchased ......      13          31          37          --           8           4         154

Year ended June 30, 2000:
   Business loans ...................  $  827      $   --      $  153      $2,441      $  337      $  259     $ 4,118
   Home equity loans ................   2,588         165          84       1,123         114          --       4,710
                                       ------      ------      ------      ------      ------      ------     -------
     Total ..........................  $3,415      $  165      $  237      $3,564      $  451      $  259     $ 8,828
                                       ======      ======      ======      ======      ======      ======     =======
   Number of loans repurchased ......      24           1           6          35           6           1          81

Year ended June 30, 1999:
   Business loans ...................  $   --      $   23      $   --      $   51      $   --      $   --     $    74
   Home equity loans ................      --         277         265         344          --          25       1,272
                                       ------      ------      ------      ------      ------      ------     -------
     Total ..........................  $   --      $  300      $  265      $  395      $   --      $   25     $ 1,346
                                       ======      ======      ======      ======      ======      ======     =======
   Number of loans repurchased.......      --           4           4           6          --           1          19

         The allowance for credit losses was $3.3 million, or 5.1% of gross receivables, at March 31, 2002 compared to $2.5 million, or 2.9% of gross receivables, at June 30, 2001. This increase was due to an additional provision for delinquent and non-accrual loans. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required.

         The following tables summarize the changes in the allowance for credit losses by loan and lease type for the nine-month periods ended March 31, 2002 and 2001 (in thousands):

                                    Business     Home
                                    Purpose     Equity      Equipment
Nine Months Ended March 31, 2002:    Loans       Loans       Leases      Total
---------------------------------   --------    -------    ----------   --------
Balance at beginning of period ..   $   591     $ 1,473     $   416     $ 2,480
Provision for credit losses .....     1,134       2,368         932       4,434
(Charge-offs) recoveries, net ...      (822)     (1,772)     (1,023)     (3,617)
                                    -------     -------     -------     -------
Balance at end of period ........   $   903     $ 2,069     $   325     $ 3,297
                                    =======     =======     =======     =======


                                    Business     Home
                                    Purpose     Equity      Equipment
Nine Months Ended March 31, 2001:    Loans       Loans       Leases      Total
---------------------------------   --------    -------    ----------   --------
Balance at beginning of period ..   $   462     $   507     $   320     $ 1,289
Provision for credit losses .....       748         883         994       2,625
(Charge-offs) recoveries, net ...      (749)       (487)       (905)     (2,141)
                                    -------     -------     -------     -------
Balance at end of period ........   $   461     $   903     $   409     $ 1,773
                                    =======     =======     =======     =======

         Employee Related Costs. For the nine months ended March 31, 2002, employee related costs increased $4.7 million, or 22.0%, to $26.0 million from $21.3 million in the prior year. The increase was primarily attributable to additions of personnel primarily in the loan servicing and collections areas to service the larger managed portfolio. Total employees at March 31, 2002 were 968 compared to 864 at March 31, 2001. The remaining increase was attributable to annual salary increases as well as increases in the costs of providing insurance benefits to employees.

         Sales and Marketing Expenses. For the nine months ended March 31, 2002, sales and marketing expenses increased $1.0 million, or 5.6%, to $18.9 million from $17.9 million for the nine months ended March 31, 2001. Expenses for direct mail advertising for loan originations increased $3.2 million for the nine months ended March 31, 2002, compared to the prior year nine-month period. This increase was partially offset by a decrease of $2.2 million in newspaper advertising.

         General and Administrative Expenses. For the nine months ended March 31, 2002, general and administrative expenses increased $16.3 million, or 44.8%, to $52.6 million from $36.3 million for the nine months ended March 31, 2001. The increase for nine months was primarily attributable to increases of approximately $13.1 million in costs associated with servicing and collection of our larger total managed portfolio including expenses associated with REO and delinquent loans, in addition to increases of $1.2 million in costs related to the issuance of our subordinated debt, $0.5 million in depreciation expense and $0.4 million in business insurance expense.

         Interest-Only Strips Valuation Adjustment. During the first nine months of fiscal 2002, a write down of $13.2 million was recorded on our interest-only strips. This adjustment reflects the impact of higher prepayment experience on home equity loans than anticipated during the periods. The impact of increased prepayments were considered to be other than temporary and were therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 and EITF 99-20. See"--Securitizations" for further detail of this adjustment.

         Provision for income taxes. In fiscal 2002, our effective tax rate increased to 42% from 40% in fiscal 2001 due to increased state tax liabilities. As a result of our geographic expansion, we have increased the number of states we were doing significant business in and have increased our tax provision for tax liabilities in certain states.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

         Total Revenues. For fiscal 2001, total revenues increased $52.7 million, or 40.3%, to $183.3 million from $130.6 million for fiscal 2000. Growth in total revenues was mainly the result of increases in gains on the securitization of mortgage loans and increases in interest accretion earned on our interest-only strips.

         Gain on Sale of Loans and Leases. For the year ended June 30, 2001, gains of $129.0 million were recorded on the securitization of $1.1 billion of loans. This was an increase of $38.6 million, or 42.7%, over gains of $90.4 million recorded on securitizations of $1.0 billion of loans and leases for the year ended June 30, 2000.

         The increase in securitization gains was mainly due to increases in interest rate spreads, and a higher volume of loans securitized. The securitization gain as a percentage of loans securitized increased to 11.7% for the year ended June 30, 2001 from 9.0% on loans and leases securitized for the year ended June 30, 2000. In addition to the increase in interest rate spreads, a lower write-off for capitalized loan origination costs in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" contributed to the increase.

         The increase in interest rate spread for the year ended June 30, 2001 compared to the year ended June 30, 2000 resulted from both an increase in the average coupon on loans securitized and decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the year ended June 30, 2001, the average coupon interest rate was 11.90%, an increase from 11.77% on loans securitized during the year ended June 30, 2000. The average interest rate on trust certificates issued in mortgage loan securitizations during the year ended June 30, 2001 was 7.05%, a decrease from 7.65% during the year ended June 30, 2000. The resulting net improvement in interest rate spread was approximately 73 basis points.

         SFAS No. 91 requires that certain direct loan origination costs related to the time spent successfully originating loans be deferred and recorded as an addition to the cost basis of loans originated. These costs are then recognized as a reduction of the gain on sale recorded at the time loans are securitized. Because of efficiencies and productivity gains achieved in our loan origination businesses, we have reviewed and revised our estimates of costs related to time spent successfully originating loans and have lowered the amount of employee related costs previously deferred and recorded as a reduction to securitization gains. See "--Employee Related Costs" for year ended 2001 compared to year ended 2000.

         These increases were partially offset by an increase in the discount rate used to estimate the fair value of the residual portion of interest-only strips received in fiscal 2001 securitizations to 13% from 11% used in the securitization gain calculations in the first three quarters of fiscal 2000. Changes in prepayment ramp and credit loss assumptions used in calculating securitization gains had an insignificant net impact on the change in securitization gain percentage from fiscal 2000.

         Interest and Fees. For fiscal 2001, interest and fee income increased $3.2 million, or 16.4%, to $22.6 million from $19.4 million for fiscal 2000. Interest and fee income consists primarily of interest income earned on available for sale loans and leases, premiums earned on whole loan sales and other ancillary fees collected in connection with loan originations.

         Interest income increased $3.0 million, or 41.2%, to $10.2 million from $7.2 million for fiscal 2000. The increase was due to a modification of the terms of our third and fourth fiscal quarter securitizations, which allowed us to retain interest income we had accrued up until the point of the sale. Previously, all accrued interest income was retained by the securitization trust when collected. In addition, the increase was attributable to an increase in our average balance of loans and leases available for sale during the period as well as an increase in the average coupon rate on the loans originated during the current year.

         Premiums on whole loan sales increased $1.0 million, to $2.7 million for fiscal 2001 from $1.7 million for fiscal 2000. The volume of whole loan sales decreased 25.7%, to $76.3 million for the year ended June 30, 2001 from $102.7 million for the year ended June 30, 2000. The decrease in the volume of whole loan sales was mainly the result of our decision to de-emphasize the origination of conventional first mortgage loans, which were sold on a whole loan basis. The decrease in volume was offset by an increase in the average premium earned on whole loan sales during this period.

         Other fees collected in connection with loan originations declined $0.8 million primarily due to the lower volume of loans originated for whole loan sale.

         Interest Accretion on Interest-Only Strips. Interest accretion of $26.1 million was earned in fiscal 2001, compared to $16.6 million in fiscal 2000. The increase reflects the growth in the balance of our interest-only strips of $120.6 million, or 43.4%, to $398.5 million at June 30, 2001 from $277.9 million at June 30, 2000. In addition, cash flows for fiscal 2001 from interest-only strips increased $33.4 million, or 67.5%, to $82.9 million for fiscal 2001 from $49.5 million for fiscal 2000 due to the larger size of our more recent securitizations, an additional three securitizations reached final target overcollateralization levels, and two securitizations reached their stepdown requirements.

         Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans and leases less amortization of the servicing rights assets that are recorded at the time loans and leases are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For fiscal 2001, servicing income increased $1.5 million, or 34.5%, to $5.7 million from $4.2 million for fiscal 2000. The increase was due to the increase in the size of the managed portfolio from $1.9 billion at June 30, 2000 to $2.6 billion at June 30, 2001.

         The following table summarizes the components of servicing income for the years ended June 30, 2001, 2000 and 1999 (in thousands):

                                            Year Ended June 30,
                                    ----------------------------------
                                      2001         2000         1999
                                    --------     --------     --------

Contractual and ancillary fees .... $ 25,651     $ 17,104     $  8,872
Amortization of servicing rights ..  (19,951)     (12,181)      (5,551)
Servicing rights write down .......       --         (684)          --
                                    --------     --------     --------
Net servicing income .............. $  5,700     $  4,239     $  3,321
                                    ========     ========     ========

         Total Expenses. Total expenses increased $49.9 million, or 41.5%, to $170.2 million for fiscal 2001 compared to $120.3 million for fiscal 2000. As described in more detail below, this increase was a result of increased interest expense attributable to the sale of subordinated debt, increases in employee related costs, and an increase in general and administrative expense. These increases were partially offset by a $12.6 million write down on the fair value of our interest-only strips in fiscal 2000. No write down was required in fiscal 2001.

         Interest Expense. For fiscal 2001 interest expense increased $18.4 million, or 48.3%, to $56.5 million from $38.1 million for fiscal 2000. Average subordinated debt outstanding during fiscal 2001 was $448.5 compared to $286.6 during fiscal 2000. Average interest rates paid on subordinated debt outstanding increased to 11.04% during fiscal 2001 from 10.14% during fiscal 2000. Interest rates paid on subordinated debt increased in fiscal 2001 in response to increases in interest rates paid by competitors on their subordinated debt products and to enhance our ability to attract additional funds. Beginning in the fourth quarter of fiscal 2001, we began reducing the interest rates paid on our subordinated debt in response to decreases in market interest rates as well as our lower cash needs.

         The increase in interest expense related to subordinated debt was partially offset by the impact of a decrease in the average outstanding balances under warehouse lines of credit. The average outstanding balances under warehouse lines of credit were $52.5 million during fiscal 2001, compared to $102.7 million during fiscal 2000. This decrease was due to the increased utilization of proceeds from the sale of subordinated debt to fund loan originations and greater utilization of off-balance sheet facilities. Borrowings under warehouse lines of credit are secured by mortgage loans and represent advances of cash to us, usually at 98% of the principal amount of the mortgage loan used as collateral. These borrowings are for a limited duration, generally no more than 270 days, pending the ultimate sale of the mortgage loans through securitization or whole loan sale, either of which will generate the proceeds necessary to retire the borrowing.

         Provision for Credit Losses. The provision for credit losses on loans and leases held as available for sale for fiscal 2001 increased $3.2 million, to $5.2 million as compared to $2.0 million for fiscal 2000. The increase in the provision for credit losses was primarily due to higher loan charge-offs, an increase in the allowance for credit losses on non-accrual loans and an increase in loans and leases available for sale. The allowance for credit losses was $2.5 million, or 2.9% of gross receivables, at June 30, 2001 compared to $1.3 million, or 2.8% of gross receivables, at June 30, 2000.

         The following table summarizes changes in the allowance for credit losses for the fiscal years ended June 30, 2001, 2000 and 1999 (in thousands):

                                                   Year Ended June 30,
                                            ---------------------------------
                                              2001        2000          1999
                                            -------      -------      -------
Balance at beginning of  period...........  $ 1,289      $   702      $   881
Provision for credit losses...............    5,190        2,045          928
(Charge-offs) recoveries, net.............   (3,999)      (1,458)      (1,107)
                                            -------      -------      -------
Balance at end of period..................  $ 2,480      $ 1,289      $   702
                                            =======      =======      =======

         The following tables summarize the changes in the allowance for credit losses by loan and lease type for the fiscal years ended June 30, 2001 and 2000 (in thousands):

                                        Business      Home
                                         Purpose     Equity  Equipment
June 30, 2001:                            Loans      Loans     Leases     Total
                                         -------    -------   ------    -------
Balance at beginning of period.........  $   462    $   507   $  320    $ 1,289
Provision for credit losses............    1,503      2,600    1,087      5,190
(Charge-offs) recoveries, net..........   (1,374)    (1,634)    (991)    (3,999)
                                         -------    -------   ------    -------
Balance at end of period...............  $   591    $ 1,473   $  416    $ 2,480
                                         =======    =======   ======    =======

                                        Business      Home
                                         Purpose     Equity  Equipment
June 30, 2000:                            Loans      Loans     Leases     Total
                                         -------    -------   ------    -------
Balance at beginning of period.........  $    27    $  243    $   432   $   702
Provision for credit losses............      660       350      1,035     2,045
(Charge-offs) recoveries, net..........     (225)      (85)    (1,148)   (1,458)
                                         -------    ------    -------   -------
Balance at end of period...............  $   462    $  508    $   319   $ 1,289
                                         =======    ======    =======   =======

        The following table summarizes net charge-off experience by loan type for the fiscal years ended June 30, 2001, 2000 and 1999 (in thousands):

                                                    Year Ended June 30,
                                               ------------------------------
                                                2001       2000        1999
                                               ------      ------      ------
Business purpose loans ....................... $1,374      $  225      $  301
Home equity loans ............................  1,634          85         486
Equipment leases .............................    991       1,148         320
                                               ------      ------      ------
Total ........................................ $3,999      $1,458      $1,107
                                               ======      ======      ======

         The increase in charge-offs was primarily attributable to an increase in the number of foreclosures on loans, moving them from non-accrual status where reserves have been established, to real estate owned, where the assets are carried at the lower of cost basis or fair value less estimated costs to sell. Additionally, loan repurchases from securitization trusts increased mainly due to an increase in the size of our managed portfolio, real estate owned and delinquencies.

         Employee Related Costs. For fiscal 2001 employee related costs increased to $28.9 million from $12.8 million for fiscal 2000. The increase was primarily attributable to a shift in the number of employees directly involved with the loan origination process into areas of loan servicing and support related to the growth in our total managed portfolio. This shift and efficiencies and productivity gains achieved in our loan origination business have resulted in a reduction in the amount of employee related costs which were deferred and capitalized in accordance with SFAS No. 91.

         SFAS No. 91 requires that certain direct loan origination costs related to the time spent successfully originating loans be deferred and recorded as an addition to the cost basis of loans originated. These costs are then recognized as a reduction of the gain on sale recorded at the time loans are securitized. The number of employees throughout our organization had declined by almost 25 employees from June 30, 2000 to 884 employees as of June 30, 2001. However, the number of employees involved in the loan origination process had declined by approximately 94 employees over the same period of time. Because of efficiencies and productivity gains achieved in certain aspects of our loan origination business, we had reviewed and revised our estimates of the direct costs related to time spent successfully originating loans and had lowered the amount of employee related costs we defer and capitalize. The efficiencies in our loan origination processes had come mainly from the development of technology that is now utilized to streamline certain loan origination procedures. Our development of automatic loan structuring technology provides the capability to loan officers to present potential borrowers with an array of loan options in a shorter time. Previously, the development of customized options for the borrower was a labor-intensive manual effort. In addition, our integrated loan documentation technology now allows us to save significant time preparing loan documentation, including ensuring compliance with various state and local regulations and requirements. Additionally, we had restructured our commission incentive plans for those involved in the loan origination process. These changes had resulted in significant savings in the costs of originating loans which is not readily visible in our period to period comparative expense because many of these costs were previously deferred and capitalized. The savings in employee related costs we were able to achieve in the loan origination areas has been dedicated to other activities and processes which are not eligible to be deferred in accordance with SFAS No. 91, and therefore, are being recognized as expense in the period incurred.

         Sales and Marketing Expenses. For fiscal 2001, sales and marketing expenses decreased $0.4 million, or 1.5%, to $24.9 million from $25.3 million for fiscal 2000. Expenses for direct mail advertising increased $6.1 million for fiscal 2001 compared to the prior year due to increased use of targeted direct mail programs for our loan products. These targeted programs were considered to be more cost effective than the television and radio advertising campaigns which were utilized into the second quarter of fiscal 2000. Television and radio advertising costs decreased by $3.6 million in fiscal 2001 compared to the prior year. Other marketing sources such as telemarketing and Internet advertising were reduced by $2.9 million in fiscal 2001 from fiscal 2000. Subject to market conditions, we plan to selectively increase the funding for advertising in markets where we believe we can generate significant additional increases in loan originations.

         General and Administrative Expenses. For fiscal 2001, general and administrative expenses increased $25.2 million, to $54.6 million from $29.3 million for fiscal 2000. The increase was primarily attributable to: increases of approximately $10.8 million in costs associated with servicing and collection of our larger total managed portfolio including expenses associated with REO and delinquent loans, $3.4 million of expenses related to investments in Internet and other technology capabilities, a $2.5 million increase in costs related to loan originations, a $1.1 million increase in expenses related to the sale of subordinated debt, a $0.6 million charge related to the closing of branches and consolidating distribution channels through the creation of American Business Mortgage Services, Inc., a $0.4 million increase in professional fees, a one-time expense related to the 1997 acquisition of American Business Mortgage Services, Inc., and the costs related to continued building of support area infrastructure.

         Provision for Income Taxes. In fiscal 2001, our effective tax rate increased to 40.0% from 38.0% in fiscal 2000, due to an increase in state tax liabilities. As a result of our geographic expansion, we have increased the number of states in which we are now doing significant business and have increased our tax provision for additional tax liabilities in certain states.

Year Ended June 30, 2000 Compared to Year Ended June 30, 1999

         Total Revenues. Total revenues increased $44.2 million, or 51.2%, to $130.6 million for fiscal 2000 from $86.4 million for fiscal 1999. Growth in total revenues was the result of increases in gains on securitizations of mortgage loans, increases in interest accretion earned on our interest-only strips, increases in interest and fees on loans originated, and increases in servicing income due to the growth of the total managed portfolio.

         Gain on Sale of Loans and Leases. Gains of $90.4 million were recorded on the securitization of $1.0 billion of loans for fiscal 2000. This represented an increase of $25.9 million, or 40.1%, over gains of $64.5 million recorded on securitizations of $777.5 million of loans and leases for fiscal 1999.

         The increase in securitization gains for the year ended June 30, 2000 was primarily due to the higher volume of loans securitized. The securitization gain as a percentage of mortgage loans securitized, 9.0% for fiscal 2000, was down slightly from 9.1% on mortgage loans securitized for fiscal 1999. Including less profitable lease securitizations in fiscal 1999, the securitization gain percentage was 8.3% for that year. The decrease in the mortgage loan securitization gain percentage for fiscal 2000 was due to a reduction in the interest rate spread between the average pass-through interest rate paid to investors, increases in the credit loss assumptions beginning with the 1999-4 mortgage loan securitization, an increase in the discount rate used in the 2000-2 mortgage loan securitization and the impact of the January 1, 1999 adoption of SFAS No. 134, "Accounting for Mortgage Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." See "--Securitizations" for more information on the calculation of securitization gains, the average coupons on loans securitized, pass-through interest rates paid to investors and credit loss assumptions. The impact of SFAS No. 134 is discussed below. These decreases in the gain percentage for fiscal 2000 were partially offset by a higher percentage of business loans securitized and a reduction in prepayment rate assumptions as discussed below.

         The increase in the initial credit loss assumptions beginning with the 1999-4 mortgage loan securitization resulted from an increase in the percentage of second mortgage loans included in fiscal 2000 securitizations and our concerns regarding high levels of real estate values. As shown on the table "Summary of Selected Mortgage Loan Securitization Trust Information" in "--Securitizations" the average percentage of first mortgage loans securitized declined approximately 10% from fiscal 1999 to fiscal 2000 securitizations. The high real estate values affected our loss assumptions on recent securitizations because in the event of an economic downturn, the loan-to-value ratios of the recently originated loans could be understated. Both of these factors increase the potential that the underlying real estate collateral would not be sufficient to satisfy the loan if a foreclosure was required. We believe these factors may limit our ability in recent securitizations to maintain the credit loss experience realized in prior securitizations. Actual credit loss experience for securitizations prior to the 1999-4 mortgage loan securitization generally continue to support the initial credit loss assumptions for those securitizations.

         The unfavorable impacts of the reduction in interest rate spread for fiscal 2000, increases in credit loss assumptions beginning with the 1999-4 mortgage loan securitization, and the impact SFAS No. 134 were partially offset by the following factors:

         o A higher percentage of business loans securitized. For fiscal 2000, business loans securitized, which have a higher coupon interest rate than home equity loans, represented 10.4% of total loans and leases securitized, compared to 9.2% of total loans and leases securitized for fiscal 1999. The higher percentage of business loans resulted in an increased value of the interest-only strips generated from the pool of securitized loans.

         o A reduction in the annual prepayment rate assumption on business loans and an increase in the length of the prepayment ramp period for home equity loans. Due to increases in the volume of loans originated with prepayment fees, we had reduced the annual prepayment rate assumption on business loans and lengthened the prepayment ramp period for home equity loans for mortgage loan securitizations beginning with the 1999-1 securitization. Reducing the annual prepayment assumption and lengthening the prepayment ramp period was supported by our experience with loans having prepayment fees, as discussed below, that fewer borrowers will prepay, and those prepaying will do so more slowly. The percentage of home equity loans containing prepayment fees increased from less than 50% of loans originated to over 85% over the nine-month period ending October 31, 1998. As a result of this increase in the percentage of loans originated having prepayment fees, we had lengthened the initial assumptions used for the prepayment ramp period on home equity loans from 12 to 18 months beginning with the 1999-1 mortgage loan securitization through the 2000-1 mortgage loan securitization and to 24 months for the 2000-2 mortgage loan securitization. This increase in the length of the prepayment ramp period for home equity loans was supported by actual cumulative prepayment experience through June 30, 2000, which demonstrated that only 25% of home equity loans having prepayment fees were actually prepaid by the borrowers, while 47% of home equity loans without prepayment fees were prepaid. This cumulative historical performance demonstrates that it is nearly twice as likely that a loan without a prepayment fee will be prepaid. See "--Securitizations" for a comparison of the prepayment assumptions used in our valuation of interest-only strips and servicing rights to actual historical experience.

         SFAS No. 134 requires that, after the securitization of a mortgage loan held for sale, an entity classify the resulting mortgage-backed security or other retained interests based on its ability and intent to hold or sell those investments. In accordance with the provisions of SFAS No. 134, as of January 1, 1999, we reclassified our interest-only strips from trading securities to available for sale securities. As available for sale securities, the difference on the date of securitization between the fair value of an interest-only strip and its allocated cost is recorded in stockholders' equity and reported as a component of comprehensive income. Fair value adjustments of $3.5 million pre-tax were recorded as a component of comprehensive income for fiscal 2000. In the first six months of fiscal 1999, which was prior to the adoption of SFAS No. 134 and the resulting reclassification from trading securities to available for sale securities, all differences on the date of securitization between fair value and allocated cost of interest-only strips were recognized in securitization gains.

         Interest and Fees. Interest and fee income for fiscal 2000 increased $2.8 million, or 17.2%, to $19.4 million from $16.6 million for fiscal 1999. Interest and fee income consists primarily of interest income earned on available for sale loans and leases, premiums earned on whole loan sales and other ancillary fees collected in connection with loan and lease originations.

         Interest income remained relatively consistent at $7.2 million for fiscal 2000 from $7.3 million for fiscal 1999.

         Premiums on whole loan sales decreased 24.4% to $1.7 million for fiscal 2000, from $2.3 million for fiscal 1999. The decrease in premium income was due to a decline in the average premium earned on whole loan sales from 2.2% in fiscal 1999 to 1.4% in fiscal 2000 and a decrease in the volume of whole loan sales from $105.8 million for fiscal 1999, to $102.7 million for fiscal 2000.

         Loan origination related fees which are mainly comprised of application fees and other fees collected in connection with the loan approval and closing process increased $3.3 million, or 57.0%, for fiscal 2000 from fiscal 1999 mainly due to a 29.6% increase in loan originations in fiscal 2000 from fiscal 1999.

         Interest Accretion on Interest-Only Strips. Interest accretion of $16.6 million was recorded for fiscal 2000 and $2.0 million was recorded for fiscal 1999. The increase in interest accretion was affected by two factors. First, the increase reflects growth of $94.4 million, or 69.6% in the average balance of interest-only strips from $135.5 million for fiscal 1999 to $229.9 million for fiscal 2000 and growth in cash flow received from interest-only strips. Second, cash flows received on interest-only strips were $49.5 million for fiscal 2000 compared to $32.9 million for fiscal 1999. As of June 30, 1998, only one of our existing securitizations had satisfied its final target overcollateralization requirement and was generating residual cash flow. As of June 30, 1999, five securitizations had met final overcollateralization requirements and as of June 30, 2000, nine securitizations had met final overcollateralization requirements. Meeting these final targets as well as the fact that our more recent securitizations were much larger resulted in a significant increase in cash flow to us through fiscal 2000.

         Prior to the fourth quarter of fiscal 1999, residual cash flows to us were limited due to the lack of maturity of the securitizations underlying our interest-only strips. As described above, as the securitizations matured, meaning that the final overcollateralization requirements were met, we received cash flow from a greater number of securitizations. During the period prior to receiving significant cash flow from the securitizations, we recognized only a portion of the estimated interest accretion earned on our interest-only strips. This methodology reflected our uncertainty as to the timing and quantity of future residual cash flow. Our estimate of the amount of interest accretion to be recognized did not change until we received expected cash flow for a sustained period of time. By the last quarter of fiscal 1999, more experience with the securitization pools was acquired and on a gradual basis more securitizations were performing as expected in meeting their final targets. At that time, we were realizing consistent cash flow and based on this historical experience, we recognized a greater percentage of the estimated interest accretion earned by the securitizations. By the end of the first quarter of fiscal 2000, as an even greater number of securitizations were meeting final targets, again, based on the sustained performance of the securitizations, we increased the percentage of estimated interest accretion recognized. These increases reflected our increased certainty as to the amount of ongoing residual cash flow to be received from the securitization trusts. Throughout fiscal 2000, the interest accretion recognized by quarter as a percentage of cash flow from the securitization trusts has remained stable.

         Servicing Income. For fiscal 2000, servicing income increased $0.9 million, or 27.6%, to $4.2 million, from $3.3 million for fiscal 1999. The increase was mainly due to an increase in the managed portfolio from $1.2 billion at June 30 1999 to $1.9 billion at June 30, 2000. A servicing rights write down of $0.7 million was recorded in fiscal 2000 to reflect the impact of adjustments to prepayment assumptions on earlier mortgage loan securitizations to reflect actual prepayment experience.

         As an annualized percentage of the average managed portfolio, servicing income before the fiscal 2000 servicing rights write down was 0.33% compared to 0.39% for 1999. The decrease resulted from a lower percentage of loans prepaying in fiscal 2000. In fiscal 2000, prepayment fees collected as a percentage of the average managed portfolio were 0.26% compared to 0.39% for fiscal 1999.

         Total Expenses. For fiscal 2000, total expenses increased $55.7 million, or 86.3%, to $120.3 million from $64.6 million for fiscal 1999. As described in more detail below, this increase was a result of increased interest expense attributable to the sale of subordinated debt and borrowings used to fund loan and lease originations and increases in employee related costs, sales and marketing, and general and administrative expenses related to growth in loan originations, the growth of the total managed portfolio and the continued building of support area infrastructure and Internet capabilities. In addition, a write down of our interest-only strips of $12.6 million was recorded primarily as a result of an increase from 11% to 13% in the discount rate used to value the residual portion of our interest-only strips.

         Interest Expense. For the year ended June 30, 2000, interest expense increased $15.7 million, or 70.0%, to $38.1 million from $22.4 million for fiscal 1999. The increase was attributable to an increase in the amount of subordinated debt outstanding during fiscal 2000, the proceeds of which were used to fund loan originations, operating activities, repayments of maturing subordinated debt and investments in systems technology and Internet capabilities required to position us for future growth. Average subordinated debt outstanding during fiscal 2000 was $286.6 million compared to $156.6 million during fiscal 1999. Average interest rates paid on subordinated debt outstanding increased to 10.14% during fiscal 2000 from 9.32% during fiscal 1999. Rates offered on subordinated debt increased in response to general increases in market interest rates and to attract funds with a longer average maturity.

         The average outstanding balances under warehouse and other lines of credit were $102.7 million during fiscal 2000, compared to $102.6 million during fiscal 1999. In fiscal 2000, we increased the utilization of proceeds from the sale of subordinated debt to fund loan originations thereby maintaining a comparable average warehouse line of credit balance while increasing loan originations.

         Provision for Credit Losses. The provision for credit losses for fiscal 2000 was $2.0 million, compared to $0.9 million for fiscal 1999. The increase in the provision for fiscal 2000 was primarily due to higher charge-offs and an increase in non-accrual loans. The increase in charge-offs for fiscal 2000 related to deterioration in our lease portfolio.

         Employee Related Costs. For fiscal 2000, employee related costs increased $7.5 million, to $12.8 million, from $5.3 million for fiscal 1999. The increase was primarily attributable to an increase in the number of staff in the marketing, loan servicing and other business support areas to support the growth in loan originations and total managed portfolio. The number of employees, including part-time employees, was 954 at June 30, 2000 and 894 at June 30, 1999.

         Sales and Marketing Expenses. For fiscal 2000, sales and marketing expenses increased $3.5 million, or 15.9%, to $25.3 million from $21.9 million for fiscal 1999. Expenses for direct mail advertising increased $6.1 million, or 81.1%, for fiscal 2000 compared to the prior year due to increased use of targeted direct mail programs for our loan products. These targeted programs are considered to be more cost effective than the television and radio advertising campaigns utilized into the second quarter of fiscal 2000. Television and radio advertising costs decreased by $5.5 million, or 59.9%, for fiscal 2000 compared to the prior year. In addition, we increased the use of newspaper and periodical advertising by $1.2 million to generate additional sales of our loan products and subordinated debt securities. The remaining increase in sales and marketing expense was due to increased expenditures on various Internet and short-term telemarketing programs undertaken by the loan origination operations and expenditures for various corporate communications and initiatives.

         General and Administrative Expenses. For fiscal 2000, general and administrative expenses increased $15.3 million, or 108.9%, to $29.3 million from $14.0 million for fiscal 1999. The increase was primarily attributable to increases in rent, telephone, office supplies and equipment, expenses associated with real estate owned, professional fees, investments in systems and technology and other expenses incurred as a result of the previously discussed growth in loan originations, the volume of total loans and leases managed during fiscal 2000 and the continued building of support area infrastructure and Internet capabilities.

         Interest-Only Strips Fair Value Adjustment. In fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value the residual portion of our interest-only strips. This change in the discount rate was considered an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that led to this other than temporary decline in fair value included:

         o Sustained increase in market interest rates through the fourth quarter of fiscal 2000;

         o Increases in the all-in cost of our mortgage loan trust investor certificates from September 1998 through June 2000;

         o Increases in the cost of funding our interest-only strips, particularly the interest rate paid on subordinated debt; and

         o Events and conditions in the mortgage lending industry and the actions by others in that industry.

         The write down also included a charge of $1.9 million for the impact of changes in one-month LIBOR deemed to be other than temporary. A portion of the certificates issued to investors by securitization trusts have floating interest rates based on one-month LIBOR plus an interest rate spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in interest rates paid on the floating rate certificates. The write down included a credit of $0.5 million for the net impact of adjustments made to the prepayment assumptions on mortgage loan securitizations at June 30, 2000. The fair value of our interest-only strips at June 30, 2000 was $277.9 million. See "--Securitizations" for a discussion of the discount rates and prepayment assumptions and the impact of one-month LIBOR.

         Provision for Income Taxes. In fiscal 2000, our effective tax rate increased to 38.0% from 35.5% in fiscal 1999 due to increased state tax liabilities. As a result of our geographic expansion, we have increased the number of states we were doing significant business in and have increased our tax provision for additional tax liabilities in certain states.

Financial Condition

                            Balance Sheet Information
                 (Dollars in thousands, except per share data)

                                                                                 June 30,
                                                         March 31,  ---------------------------------
                                                           2002        2001       2000         1999
                                                         --------    -------    --------     --------
Cash and cash equivalents...........................     $131,560    $91,092    $ 69,751     $ 22,395
Loan and lease receivables, net:
   Available for sale...............................       67,547     83,241      45,746       33,776
   Interest, fees and other.........................       13,333     16,549      13,002        6,863
Interest-only strips................................      490,147    398,519     277,872      178,218
Servicing rights....................................      118,194    102,437      74,919       43,210
Receivable for sold loans and leases................        8,216     14,157      51,283       66,086
Total assets........................................      885,346    766,487     594,282      396,301

Subordinated debt...................................      640,736    537,950     390,676      211,652
Warehouse lines and other notes payable.............       41,123     51,064      50,842       58,691
Total liabilities...................................      818,174    699,625     532,167      338,055
Total stockholders' equity..........................       67,172     66,862      62,115       58,246

Book value per common share.........................      $ 25.99    $ 22.52     $ 16.99      $ 14.76
Total liabilities to tangible equity(c).............        15.7x      13.5x       11.6x         7.8x
Adjusted debt to tangible equity (a)(c).............        11.8x      10.2x        8.3x         7.0x
Subordinated debt to tangible equity(c).............        12.3x      10.4x        8.6x         4.9x
Interest-only strips to adjusted
   tangible equity (b)(c)...........................         4.2x       3.5x        2.6x         2.5x

------------------
(a)  Total liabilities less cash and secured borrowings to tangible equity.
(b) Interest-only strips less overcollateralization interests to tangible equity plus subordinated debt with a remaining maturity greater than five years.
(c)  Tangible equity is calculated as total stockholders' equity less goodwill.

March 31, 2002 Compared to June 30, 2001

         Total assets increased $118.9 million, or 15.5%, to $885.3 million at March 31, 2002 from $766.5 million at June 30, 2001 primarily due to increases in cash and cash equivalents, interest-only strips and servicing rights which were offset by decrease in loan and lease receivables available for sale and receivables for sold loans.

         Cash and cash equivalents increased $40.5 million, or 44.4%, due to receipts from sales of subordinated debt and cash receipts from our interest-only strips.

         Activity of our interest-only strips for the nine months ended March 31, 2002 and 2001 was as follows (in thousands):

                                                                                    March 31,
                                                                             ------------------------
                                                                               2002            2001
                                                                             --------        --------
  Balance at beginning of period.........................................    $398,519        $277,872
  Initial recognition of interest-only strips, including initial
      overcollateralization of $0 and $341...............................     112,869          95,875
  Interest accretion.....................................................      25,920          17,857
  Required purchases of additional overcollateralization.................      35,468          31,726
  Cash flow from interest-only strips....................................     (70,729)        (57,039)
  Net adjustments to fair value..........................................       1,253          10,899
  Other than temporary fair value adjustment.............................     (13,153)             --
                                                                             --------        --------
  Balance at end of period...............................................    $490,147        $377,190
                                                                             ========        ========

         The following table summarizes the purchases of overcollateralization by trust for the nine months ended March 31, 2002 and the years ended June 30, 2001, 2000 and 1999. See "-- Securitizations" for a discussion of overcollateralization requirements.

     Summary of Mortgage Loan Securitization Overcollateralization Purchases
                             (dollars in thousands)



                                                     2001-3  2001-2   2001-1   2000-4   2000-3   2000-2  2000-1    Other     Total
                                                     ------  ------   ------   ------   ------   ------  ------    -----    -------
Nine Months Ended March 31, 2002:

Required purchases of additional
   overcollateralization...........................  $1,065  $8,994   $8,258   $6,326   $2,865   $4,643  $2,490    $ 827     $35,468


                                             2001-2  2001-1  2000-4  2000-3  2000-2   2000-1  1999-4  1999-3  1999-2  Other   Total
                                             ------  ------  ------  ------  ------   ------  ------  ------  ------  -----  -------
Year Ended June 30, 2001:

Initial overcollateralization..............  $   --  $   --  $   --  $   --  $   611  $   --  $   --  $   --  $   --  $  --  $   611
Required purchases of additional
   overcollateralization...................     959   2,574   6,049   4,051   10,160   7,519   5,960   3,719   2,316    638   43,945
                                             ------  ------  ------  ------  -------  ------  ------  ------  ------  -----  -------
      Total................................  $  959  $2,574  $6,049  $4,051  $10,771  $7,519  $5,960  $3,719  $2,316  $ 638  $44,556
                                             ======  ======  ======  ======  =======  ======  ======  ======  ======  =====  =======

                                          Off-
                                        Balance
                                         Sheet
                                       Facilities   2000-2   2000-1   1999-4   1999-3   1999-2   1999-1   1998-4   1998-3     Total
                                       ----------   ------   ------   ------   ------   ------   ------   ------   ------    -------
Year Ended June 30, 2000:

Initial overcollateralization........    $2,909     $2,114   $1,776   $2,222   $2,211   $   --   $   --   $   --   $   --    $11,232
Required purchases of additional
   overcollateralization.............        --         --    2,303    4,040    5,125    7,585    6,601    1,348    2,923     29,925
                                         ------     ------   ------   ------   ------   ------   ------   ------   ------    -------
      Total..........................    $2,909     $2,114   $4,079   $6,262   $7,336   $7,585   $6,601   $1,348   $2,923    $41,157
                                         ======     ======   ======   ======   ======   ======   ======   ======   ======    =======


                                                             1999-2   1999-1   1998-4   1998-3   1998-2   1998-1   1997-2     Total
                                                             ------   ------   ------   ------   ------   ------   ------    -------
Year Ended June 30, 1999:

Initial overcollateralization.............................   $1,100   $  925   $  800   $2,000   $   --   $   --   $   --    $ 4,825
Required purchases of additional
   overcollateralization..................................       --    1,724    1,852    5,076    4,307    2,267    1,456     16,682
                                                             ------   ------   ------   ------   ------   ------   ------    -------
      Total...............................................   $1,100   $2,649   $2,652   $7,076   $4,307   $2,267   $1,456    $21,507
                                                             ======   ======   ======   ======   ======   ======   ======    =======

         Servicing rights increased $15.8 million, or 15.4%, to $118.2 million at March 31, 2002 from $102.4 at June 30, 2001 due to the securitization of $1.0 billion of loans during the period offset by amortization of the servicing asset for fees collected during the period.

         Loans and lease receivables decreased $15.7 million or 18.9% due to the securitization of more loans than were originated during the period. Receivables for sold loans decreased $5.9 million, or 42.0%, due to a greater emphasis placed on securitizing loans rather than selling loans on a whole loan basis during the quarter.

         Total liabilities increased $118.5 million, or 16.9%, to $818.2 million from $699.6 million at June 30, 2001 primarily due to increases in subordinated debt outstanding, accrued interest payable and other liabilities offset by a decrease in warehouse lines and other notes payable.

         For the first nine months of fiscal 2002 subordinated debt increased $102.8 million, or 19.1%, to $640.7 million due to sales of subordinated debt used to repay existing debt, to fund loan originations and our operations and for general corporate purposes including, but not limited to, repurchases of our outstanding common stock. Subordinated debt was 12.3 times tangible equity at March 31, 2002, compared to 10.4 times as of June 30, 2001. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt. Accrued interest payable increased $11.7 million, or 35.8%, to $44.4 million from $32.7 million at June 30, 2001 primarily due to an increase in the level of subordinated debt.

         Other liabilities increased $8.9 million, or 23.0%, due to increases in obligations for securitized loans subject to removal of accounts provisions. Warehouse lines and other notes payable decreased $9.9 million due to the lower balance of loan receivables held at March 31, 2002.

June 30, 2001 Compared to June 30, 2000

         Total assets increased $172.2 million, or 29.0%, to $766.5 million at June 30, 2001 from $594.3 million at June 30, 2000 primarily due to increases in cash and cash equivalents, loans and leases available for sale, interest-only strips and servicing rights.

         Cash and cash equivalents increased $21.3 million, or 30.6% due to receipts from our sales of subordinated debt in excess of our cash needs.

         Loans and leases available for sale increased $37.5 million, or 82.0%, to $83.2 million from $45.7 million due to originations of $1,217.0 million and securitizations and whole loan sales of $1,178.4 million during the year ended June 30, 2001.

         Activity of our interest-only strips for fiscal 2001, 2000 and 1999 were as follows (in thousands):

                                                                                                 June 30,
                                                                                 ---------------------------------------
                                                                                    2001           2000           1999
                                                                                 ---------      ---------      ---------
    Balance at beginning of period.......................................        $ 277,872      $ 178,218      $  95,913
    Initial recognition of interest-only strips, including initial
       overcollateralization of $611, $11,232 and $4,825.................          125,408        111,714         93,175
    Interest accretion ..................................................           26,069         16,616          2,021
    Required purchases of additional overcollateralization...............           43,945         29,925         16,682
    Cash flow from interest-only strips..................................          (82,905)       (49,508)       (32,927)
    Net temporary adjustments to fair value..............................            8,130          3,510          3,354
    Other than temporary adjustments to fair value.......................               --        (12,603)            --
                                                                                 ---------      ---------      ---------
    Balance at end of period.............................................        $ 398,519      $ 277,872      $ 178,218
                                                                                 =========      =========      =========

         In fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value the residual portion of our interest-only strips. See "--Securitizations" for a discussion of the discount rate and prepayment assumptions.

         Servicing rights increased $27.5 million, or 36.7%, to $102.4 million from $74.9 million at June 30, 2000, due to the recording of $47.5 million of mortgage servicing rights obtained in connection with loan securitizations, partially offset by amortization of servicing rights of $20.0 million for fiscal 2001.

         Total liabilities increased $167.5 million, or 31.5%, to $699.6 million from $532.2 million at June 30, 2000 due primarily to an increase in subordinated debt outstanding. For fiscal 2001 subordinated debt increased $147.3 million, or 37.7%, to $538.0 million due to sales of subordinated debt used to fund loan originations, operating activities, repayments of maturing subordinated debt and investments in systems and technology. Subordinated debt was 10.4 times tangible equity at June 30, 2001, compared to 8.6 times as of June 30, 2000. See "--Liquidity and Capital Resources" for further information regarding outstanding debt.

         Accounts payable and accrued expenses increased $9.5 million, or 30.2% to $41.0 million from $31.5 million at June 30, 2000 due to an increase in accrued interest payable on subordinated debt due to the higher level of subordinated debt and higher interest rates paid on subordinated debt.

         Deferred income taxes increased $8.2 million, or 35.9% to $31.0 million from $22.8 million at June 30, 2000. This increase was mainly due to the structuring of our first and second fiscal quarter securitizations as debt for tax transactions. In addition, the recognition of unrealized gains in the value of our interest-only strips, which are held as available for sale, are recorded as a component of other comprehensive income, net of deferred tax. The deferred tax on these unrealized gains was $3.3 million for fiscal 2001.

June 30, 2000 Compared to June 30, 1999

         Total assets increased $198.0 million, or 50.0%, to $594.3 million at June 30, 2000 from $396.3 million at June 30, 1999 due primarily to increases in interest-only strips, cash and cash equivalents and servicing rights.

         Cash and cash equivalents increased $47.4 million, or 211.5% to $69.8 million at June 30, 2000 from $22.4 million at June 30, 1999 primarily due to receipts from sales of subordinated debt securities.

         Interest-only strips increased $99.7 million, or 55.9%, to $277.9 million at June 30, 2000 from $178.2 million at June 30, 1999. During fiscal 2000, $1.0 billion in loan and lease securitizations were completed resulting in the recognition of $111.7 million of interest-only strips.

         Servicing rights increased $31.7 million, or 73.4%, to $74.9 million at June 30, 2000 from $43.2 million at June 30, 1999 due primarily to the recording of $44.6 million of servicing rights obtained in connection with loan and lease securitizations, partially offset by amortization of servicing rights.

         Total liabilities increased $194.1 million, or 57.4%, to $532.2 million at June 30, 2000 from $338.1 million at June 30, 1999 due primarily to increases in subordinated debt, deferred income taxes and other liabilities. Subordinated debt increased $179.0 million, or 84.6%, to $390.7 million at June 30, 2000 due to net sales of subordinated debt securities. Deferred income taxes increased $6.2 million, or 37.2%, to $22.8 million at June 30, 2000 due to the structuring of securitization transactions as debt for tax transactions. As debt for tax transactions, the tax liability on securitization gains is deferred and becomes payable in future periods as cash is received from securitization trusts. Accounts payable and accrued expenses increased $4.7 million, or 17.4%, to $31.5 million at June 30, 2000 primarily due to an increase in accrued interest payable on the subordinated debt.

Managed Portfolio Quality

     The following table provides data concerning delinquency experience, REO and loss experience for the managed loan and lease portfolio (dollars in thousands):

                                                                                       June 30,
                                           March 31,      ------------------------------------------------------------------
                                             2002                 2001                   2000                   1999
                                     -------------------  -------------------   --------------------   ---------------------
        Delinquency by Type            Amount       %        Amount      %        Amount        %        Amount         %
-----------------------------------  ----------   ------  ----------   ------   ----------    ------   ----------     ------
Business Purpose Loans
Total managed portfolio............  $  347,879           $  300,192            $  221,546             $  148,932
                                     ==========           ==========            ==========             ==========
Period of delinquency:
  31-60 days.......................  $    2,932    0.84%  $    3,460    1.15%   $      908     0.41%   $    1,506      1.01%
  61-90 days.......................       2,577    0.74        1,837    0.61         1,757     0.79           475      0.32
  Over 90 days.....................      31,371    9.02       22,687    7.56        11,362     5.13         8,612      5.78
                                     ----------   -----   ----------    ----    ----------     ----    ----------      ----
  Total delinquencies..............  $   36,880   10.60%  $   27,984    9.32%   $   14,027     6.33%   $   10,593      7.11%
                                     ==========   =====   ==========    ====    ==========     ====    ==========      ====
REO................................  $    8,227           $    4,530            $    1,299             $    2,881
                                     ==========           ==========            ==========             ==========
Home Equity Loans
Total managed portfolio............  $2,551,902           $2,223,429            $1,578,038             $  858,806
                                     ==========           ==========            ==========             ==========
Period of delinquency:
  31-60 days.......................  $   37,700    1.48%  $   16,227    0.73%   $    6,596     0.42%   $    4,836      0.56%
  61-90 days.......................      18,385    0.72       14,329    0.64         5,659     0.36         4,149      0.48
  Over 90 days.....................      79,138    3.10       47,325    2.13        27,600     1.75        15,346      1.79
                                     ----------   -----   ----------    ----    ----------     ----    ----------      ----
  Total delinquencies..............  $  135,223    5.30%     $77,881    3.50%   $   39,855     2.53%   $   24,331      2.83%
                                     ==========   =====   ==========    ====    ==========     ====    ==========      ====
REO  ..............................  $   29,212           $   23,902            $   11,823             $    7,067
                                     ==========           ==========            ==========             ==========
Equipment Leases
Total managed portfolio............  $   36,381           $   65,774            $  118,956             $  169,180
                                     ==========           ==========            ==========             ==========
Period of delinquency:
  31-60 days.......................  $      506    1.38%  $      595    0.90%   $      475     0.40%   $      389      0.23%
  61-90 days.......................         173    0.48          206    0.31           478     0.40           425      0.25
  Over 90 days.....................         632    1.74          347    0.53           992     0.83         1,826      1.08
                                     ----------   -----   ----------    ----    ----------     ----    ----------      ----
  Total delinquencies..............  $    1,311    3.60%  $    1,148    1.74%   $    1,945     1.63%   $    2,640      1.56%
                                     ==========   =====   ==========    ====    ==========     ====    ==========      ====
              Combined
-----------------------------------
Total managed portfolio............  $2,936,162           $2,589,395            $1,918,540             $1,176,918
                                     ==========           ==========            ==========             ==========
Period of delinquency:
  31-60 days.......................  $   41,138    1.40%  $   20,282    0.78%   $    7,979     0.42%   $    6,731      0.57%
  61-90 days.......................      21,135    0.72       16,372    0.63         7,894     0.41         5,049      0.43
  Over 90 days.....................     111,141    3.79       70,359    2.72        39,954     2.08        25,784      2.19
                                     ----------   -----   ----------    ----    ----------     ----    ----------      ----
  Total delinquencies..............  $  173,414    5.91%  $  107,013    4.13%   $   55,827     2.91%   $   37,564      3.19%
                                     ==========   =====   ==========    ====    ==========     ====    ==========      ====
REO  ..............................  $   37,439    1.28%  $   28,432    1.10%   $   13,122     0.68%   $    9,948      0.85%
                                     ==========   =====   ==========    ====    ==========     ====    ==========      ====

Losses experienced during the
period(a)(b)
  Loans............................  $   10,163    0.50%  $   10,886    0.50%   $    3,319     0.25%   $      817      0.11%
                                                   ====                 ====                   ====                    ====
  Leases...........................       1,025    2.84%       1,003    1.20%        1,339     1.04%          320      0.27%
                                     ----------   =====    ----------   ====    ----------     ====    ----------      ====
  Total losses.....................  $   11,188    0.54%  $   11,889    0.53%   $    4,658     0.31%   $    1,137      0.12%
                                     ==========   =====   ==========    ====    ==========     ====    ==========      ====

(a) Percentage based on annualized losses and average managed portfolio.
(b) Losses recorded on our books were $5.5 million ($2.8 million from charge-offs through the provision for loan losses and $2.7 million for write downs of REO) and losses absorbed by loan securitization trusts were $5.7 million for the nine months ended March 31, 2002. Losses recorded on our books were $7.1 million ($4.0 million from charge-offs through the provision for loan losses and $3.1 million for write downs of REO) and losses absorbed by loan securitization trusts were $4.8 million for fiscal 2001. Losses recorded on our books were $2.1 million ($1.5 million from charge-offs through the provision for loan losses and $0.6 million for write downs of REO) and losses absorbed by loan securitization trusts were $2.6 million for fiscal 2000. Losses recorded on our books were $1.1 million and losses absorbed by loan securitization trusts were $30,000 for fiscal 1999. Losses recorded on our books include losses for loans we hold as available for sale or REO and loans repurchased from securitization trusts.

         The following table summarizes key delinquency statistics related to loans, leases and REO recorded on our balance sheet and their related percentage of our available for sale portfolio (dollars in millions):

                                                                                  June 30,
                                                  March 31,      -------------------------------------------
                                                    2002            2001            2000           1999
                                                 ------------    ------------    ------------   ------------
Delinquencies held as available for sale (a).... $        7.9    $        3.4    $        3.0   $        1.8
                                                        12.2%            4.0%            6.6%           5.3%

Available for sale loans and leases in
non-accrual status (b).......................... $        8.8    $        4.5    $        4.3   $        0.1
                                                        13.5%            5.4%            9.4%           0.3%

Allowance for losses on available for sale
loans and leases................................ $        3.3    $        2.5    $        1.3   $        0.7
                                                         5.1%            2.9%            2.8%           2.0%

Real estate owned on balance sheet.............. $        4.3    $        2.3    $        1.7   $        0.8

----------------------------
(a) Delinquent loans and leases held as available for sale are included in total delinquencies in the previously presented "Managed Portfolio Quality" table. Included in total delinquencies are loans in non-accrual status of $6.9 million, $3.2 million, $2.3 million and $0.1 million at March 31 2002 and June 30, 2001, 2000 and 1999, respectively.

(b) It is our policy to suspend the accrual of interest income when a loan is contractually delinquent for 90 days or more. Non-accrual loans and leases are included in total delinquencies in the previously presented "Managed Portfolio Quality" table.

         Delinquent loans and leases. Total delinquencies (loans and leases with payments past due greater than 30 days, excluding REO) in the total managed portfolio were $173.4 million at March 31, 2002 compared to $107.0 million, $55.8 million and $37.6 million at June 30, 2001, 2000 and 1999, respectively. Total delinquencies as a percentage of the total managed portfolio were 5.91% at March 31, 2002 compared to 4.13%, 2.91% and 3.19% at June 30, 2001, 2000 and
1999, respectively. The increase in delinquencies and delinquency percentages in fiscal 2002 was mainly due to the impact on our borrowers of continued uncertain economic conditions and the seasoning of the managed portfolio. The increase in delinquencies and delinquency percentages in fiscal 2001 was mainly due to the seasoning of the managed portfolio together with the slowing of the growth in the origination of new loans and the resulting slow down of the growth of the managed portfolio. As the managed portfolio continues to season, we expect the delinquency rate to continue to increase. Delinquent loans and leases held as available for sale on our balance sheet increased primarily due to repurchases of loans from our mortgage securitization trusts.

         Real estate owned. Total REO, comprising foreclosed properties and deeds acquired in lieu of foreclosure, increased to $37.4 million, or 1.28%, of the total managed portfolio at March 31, 2002 compared to $28.4 million, $13.1 million and $9.9 million at June 30, 2001, 2000 and 1999, respectively. The increase in the volume of REO was mainly due to the seasoning of the managed portfolio together with a concerted effort by management to reduce the time a loan remains in seriously delinquent status until the sale of an REO property. We continue to add additional personnel to this process. The acceleration of the foreclosure process has caused a substantial increase in the balance of properties classified as REO. We are now implementing processes to decrease the cycle time in the disposition of REO properties. These actions have resulted in the leveling of the growth of the REO balance as percentage of the managed portfolio. However, as our portfolio seasons we expect the REO balance to continue to increase. REO held by us on our balance sheet increased primarily due to repurchases of foreclosed loans from our mortgage securitization trusts.

         Loss experience. During the first nine months ended March 31, 2002, we experienced net loan and lease charge-offs in our total managed portfolio of $11.2 million. On an annualized basis, during the first nine months of fiscal 2002, net loan and lease charge-offs were 0.54% of the total managed portfolio. During fiscal 2001, we experienced net loan and lease charge-offs in our total managed portfolio of $11.9 million, or 0.53% of the average total managed portfolio. For fiscal 2000, net loan and lease charge-offs in our total managed portfolio were $4.7 million, or 0.31% of the average total managed portfolio. Principal loss severity experience on delinquent loans generally has ranged from 5% to 15% of principal and loss severity experience on real estate owned generally has ranged from 25% to 35% of principal. The increase in net charge-offs from the prior periods were due to increased repurchases of loans from securitization trusts. See Summary Loans Repurchased from Securitization Trusts for further detail of loan repurchase activity. See "-- Securitizations" for more detail on credit loss assumptions used to estimate the fair value of our interest-only strips and servicing rights compared to actual loss experience.

Interest Rate Risk Management

         A primary market risk exposure that we face is interest rate risk. Profitability and financial performance is sensitive to changes in interest rate swap yields, U.S. Treasury yields, one-month LIBOR yields and the interest rate spread between the effective rate of interest received on loans available for sale or securitized (all fixed interest rates) and the interest rates paid pursuant to credit facilities or the pass-through interest rate to investors for interests issued in connection with securitizations. A substantial and sustained increase in market interest rates could adversely affect our ability to originate and purchase loans and maintain our profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on profitability and the fair value of interest rate sensitive balances (primarily loans available for sale, interest-only strips, servicing rights and subordinated debt). We would address this challenge by carefully monitoring our product pricing, the actions of our competition and market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible.

         A component of our interest rate risk exposure relates to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR rates. The structure of certain securitization trusts include a floating rate certificate tranche, which pay interest based on one-month LIBOR plus an interest rate spread. Floating rate tranches in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders.

         A rising interest rate environment could unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by widening investor interest rate spread requirements in pricing future securitizations, increasing the levels of overcollateralization in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debt securities at favorable interest rates. In a rising interest rate environment, short-term and long-term liquidity could also be impacted by increased interest costs on all sources of borrowed funds, including the subordinated debt, and by reducing interest rate spreads on our securitized loans, which would reduce our cash flows. See "--Liquidity and Capital Resources" for a discussion of both long and short-term liquidity.

         Interest Rate Sensitivity. The following table provides information about financial instruments that are sensitive to changes in interest rates. For interest-only strips and servicing rights, the table presents projected principal cash flows utilizing assumptions including prepayment and credit loss rates. See "-- Securitizations" for more information on these assumptions. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates (dollars in thousands):

                                                                    Amount Maturing After March 31, 2002
                                           ---------------------------------------------------------------------------------------
                                            Months      Months      Months       Months       Months      There-             Fair
                                            1 to 12    13 to 24    25 to 36     37 to 48     49 to 60     after     Total    Value
                                           --------    --------    --------     --------     --------     ------   -------  ------
Rate Sensitive Assets:
Loans and leases available for sale (a)..  $ 59,780    $     88    $    100     $    113     $    128   $  7,337   $ 67,547 $ 67,992
Interest-only strips..................       82,212     112,093     101,977       89,369       73,100    258,132    716,883  490,147
Servicing rights......................       39,378      31,775      24,989       19,549       15,314     49,763    180,768  118,194
Investments held to maturity..........           83          91         105          131          173        343        926      964

Rate Sensitive Liabilities:
Fixed interest rate borrowings........     $364,122    $161,051    $ 58,506     $ 19,200     $  9,888   $ 27,969   $640,736 $639,634
Average interest rate.................       10.82%      11.01%      11.52%       11.69%       12.91%     11.35%     11.04%
Variable interest rate borrowings.....     $ 38,123    $    333    $    328     $  1,986     $     35   $    318   $ 41,123 $ 41,123
Average interest rate.................        3.96%       3.76%       3.76%        3.76%        3.76%      3.76%      3.95%

----------------------------
(a) For purposes of this table, all loans and leases which qualify for securitization are reflected as maturing within twelve months, since loans and leases available for sale are generally held for less than three months prior to securitization.

         Loans Available for Sale. Gain on sale of loans may be unfavorably impacted to the extent fixed interest rate available for sale mortgage loans are held prior to securitization. A significant variable affecting the gain on sale of loans in a securitization is the interest rate spread between the average coupon interest rate on fixed interest rate loans, and the weighted average pass-through interest rate to investors for interests issued in connection with the securitization. Although the average loan coupon interest rate is fixed at the time the loan is originated, the pass-through interest rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. If market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average coupon interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated, which could have a material adverse effect on our results of operations and financial condition. We estimate that each 0.1% reduction in the interest rate spread reduces the gain on sale of loans as a percentage of loans securitized by approximately 0.25%. See "--Strategies for use of Derivative Financial Instruments" for further detail of our interest rate risk management for available for sale loans.

         Interest-Only Strips and Servicing Rights. A portion of the certificates issued to investors by certain securitization trusts are floating interest rate certificates based on one-month LIBOR plus an interest rate spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in interest rates paid on the floating rate certificates. At March 31, 2002, $220.6 million of debt issued by loan securitization trusts was floating rate debt based on one-month LIBOR, representing 7.4% of total debt issued by mortgage loan securitization trusts. In accordance with accounting principles generally accepted in the United States, the changes in fair value are recognized as part of net adjustments to other comprehensive income, which is a component of retained earnings. As of March 31, 2002, the interest rate sensitivity for $107.2 million of floating rate debt issued by securitization trusts is managed with an interest rate swap contract effectively fixing our cost for this debt. See "--Strategies for use of Derivative Financial Instruments" for further detail.

         A significant change in market interest rates could increase or decrease the level of loan prepayments, thereby changing the size of the total managed loan portfolio and the related projected cash flows. We attempt to minimize prepayment risk on interest-only strips and servicing rights by requiring prepayment fees on business loans and home equity loans, where permitted by law. Currently, approximately 90-95% of business loans and 85-90% of home equity loans in the total managed portfolio are subject to prepayment fees. However, higher than anticipated rates of loan prepayments could result in a write down of the fair value of related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment. Revaluation of our interest-only strips and servicing rights is periodically performed. As part of the revaluation process, assumptions used for prepayment rates are monitored against actual experience and adjusted if warranted. See "--Securitizations" for further information regarding these assumptions and the impact of prepayments during this period.

         Subordinated Debt. We also experience interest rate risk to the extent that as of March 31, 2002 approximately $276.6 million of our liabilities were comprised of fixed interest rate subordinated debt with scheduled maturities of greater than one year. To the extent that market interest rates demanded for subordinated debt increase in the future, the interest rates paid on replacement debt could exceed interest rates currently paid thereby increasing interest expense and reducing net income.

         Strategies for Use of Derivative Financial Instruments. From time to time derivative financial instruments are utilized in an attempt to mitigate the effect of changes in interest rates between the date loans are originated and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days. Derivative financial instruments we use for hedging changes in fair value due to interest rate changes may include interest rate swaps, futures and forward contracts. The nature and quality of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. At the time the contract is executed, derivative contracts are specifically designated as hedges of mortgage loans or our residual interests in mortgage loans in our mortgage conduit facility, which we would expect to be included in a permanent securitization at a future date. The mortgage loans and mortgage loans underlying residual interests in mortgage pools consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above Eurodollars or interest rate swap yield curves with a three-year maturity. We may hedge potential interest rate changes in Eurodollars and interest rate swap yield curves with derivative contracts of similar underlying securities. This practice has provided strong correlation between our hedge contracts and the ultimate pricing we will receive on the subsequent securitization. The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. The fair value of derivative financial instruments are based on quoted market prices. The fair value of the items hedged are based on current pricing of these assets in a securitization. Cash flow related to hedging activities is reported as it occurs. The effectiveness of our hedges are continuously monitored. If correlation did not exist, the related gain or loss on the hedged item no longer would be recognized as an adjustment to income.

         In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in the fair value will be recognized in earnings immediately.

         SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

         We recorded cash losses on the fair value of derivative financial instruments of $4.9 million during the nine months ended March 31, 2002, and $4.3 million during the nine months March 31, 2001 which were offset by gains in the fair value of loans, which were realized from the securitization of the hedged loans during the periods. For fiscal 2001, we recorded cash losses on the fair value of derivative financial instruments of $4.3 million, which were offset by gains in the fair value of loans, which were realized from the securitization of the hedged loans during the period. During fiscal year 2000 and 1999, net cash losses of $2.1 million and $2.0 million, respectively, were incurred on hedging transactions, and were recognized as a component of gains on sale recorded on securitizations during the periods as was required prior to the adoption of SFAS No. 133. Any ineffectiveness related to hedging transactions during the periods was immaterial.

         Outstanding derivative contracts by items hedged and associated unrealized losses as of June 30, 2000 were as follows. There were no outstanding derivative contracts accounted for as hedges at March 31, 2002, June 30, 2001 or 1999 (in thousands):

                                    Eurodollar      Forward
                                     Futures        Treasury
                                    Contracts        Sales           Total
                                    ----------     ----------      ----------
Loans available for sale:
  Notional Amount...................$   20,000     $       --      $   20,000
  Unrealized Losses.................       (54)            --             (54)
Mortgage Conduit Facility Assets:
  Notional Amount...................    25,000         35,000          60,000
  Unrealized Losses.................       (19)          (114)           (133)
Loan Commitments:
  Notional Amount...................    20,000         10,000          30,000
  Unrealized Losses.................       (25)           (23)            (48)
                                    ----------     ----------      ----------
Total:
  Notional Amount...................$   65,000     $   45,000      $  110,000
  Unrealized Losses.................       (98)          (137)           (235)
                                    ==========     ==========      ==========

         In addition to the above derivative contracts, at June 30, 2000, we had an obligation to satisfy a mortgage securitization prefund requirement of $67.9 million, which was satisfied in July 2000. There were no such obligations at March 31, 2002, June 30, 2001 or 1999.

         Generally, we do not enter into derivative financial instrument contracts for trading purposes. However, we have entered into a derivative financial instrument contract which we have not designated as an accounting hedge. This contract was designed to reduce our exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR rates. The structure of certain securitization trusts include a floating interest rate tranche based on one-month LIBOR plus an interest rate spread. Floating interest rate tranches in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders. In order to manage this exposure we have entered into an interest rate swap agreement to lock in a fixed interest rate on our third quarter fiscal 2002 securitization's variable rate tranche. The swap agreement requires a net cash settlement on a monthly basis of the difference between the fixed interest rate on the swap and the floating interest rate paid on the bonds. The fair value of this swap agreement is based on estimated market values for the sale of the contract provided by a third party. As of March 31, 2002 the change in the fair value of this derivative financial instrument was $0.5 million and was recognized as income during the quarter. The net unrealized gain of $0.5 million is included in trading assets, which are reported in other assets. Our interest-only strips are held as available for sale securities and therefore changes in the fair value of the interest-only strips is recorded as a component of equity unless the fair value of the interest-only strip falls below its cost basis, which would require a write down through current period income.

Terms of the interest rate swap agreement at March 31, 2002 were as follows (dollars in thousands):


                      Notional amount......................  $  107,200
                      Rate received - Floating (a).........        2.09%
                      Rate paid - Fixed....................        2.89%
                      Maturity in years....................         2.0
                      Unrealized gain......................  $      529
                      Sensitivity to 0.1% change in
                        interest rates.....................  $      106

(a) Rate represents the spot rate for one-month LIBOR paid on the securitized floating rate tranche at the end of the period.

         Derivative transactions are measured in terms of a notional amount, but this notional amount is not carried on the balance sheet. The notional amount is not exchanged between counterparties to the derivative financial instrument, but, is only used as a basis to determine fair value, which is recorded on the balance sheet, and to determine interest and other payments between the counterparties. Our exposure to credit risk in a derivative transaction is represented by the fair value of those derivative financial instruments in a gain position. We attempt to manage this exposure by limiting our derivative financial instruments to those traded on major exchanges and our counterparties are major financial institutions.

         In the future, we may expand the types of derivative financial instruments we use to hedge interest rate risk to include other types of derivative contracts. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate us from interest rate changes. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. Hedging involves transaction and other costs, which could increase as the period covered by the hedging protection increases. Although it is expected that such costs would be offset by income realized from securitizations in that period or in future periods, we may be prevented from effectively hedging fixed interest rate loans held for sale without reducing income in current or future periods. In addition, while Eurodollar rates, interest rate swap yield curves and the pass-through interest rate of securitizations are generally strongly correlated, this correlation has not held in periods of financial market disruptions (e.g. the so-called Russian Crisis in the later part of 1998).

Liquidity and Capital Resources

         Liquidity and capital resource management is a process focused on providing the funding to meet our short and long-term cash needs. We have used a substantial portion of our funding sources to build our managed portfolio and investments in securitization residual assets with the expectation that they will generate sufficient cash flows in the future to cover our operating requirements, including repayment of maturing subordinated debt. Our cash needs change as the managed portfolio grows, as our interest-only strips grow and release more cash, as subordinated debt matures, as operating expenses change and revenues increase. Because we have historically experienced negative cash flows from operations, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our operations. Our cash requirements include funding loan originations and capital expenditures, repaying existing subordinated debt, paying interest expense and operating expenses, and in connection with our securitizations, funding overcollateralization requirements and servicer obligations. At times, we have used cash to repurchase our common stock and could in the future use cash for unspecified acquisitions of related businesses or assets (although no acquisitions are currently contemplated.)

         The following discussion of liquidity and capital resources should be read in conjunction with the discussion of the Application of Critical Accounting Policies.

         When loans are sold through a securitization, we retain the rights to service the loans. As the servicer of securitized loans we are obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in the trusts' collection accounts, then from our operating cash if there are insufficient funds in the trusts' collection accounts. These advances, including those made from the trusts' collection accounts, which require reimbursement from us, may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on balance sheet. However, these advances have priority of repayment from the succeeding month's mortgage loan payments.

         While we are under no obligation to do so, at times we elect to repurchase delinquent loans from the securitization trusts, some of which may be in foreclosure. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flow from securitization trusts. Under the terms of the securitization agreements, repurchases are permitted only for delinquent loans. The purchase prices of the delinquent loans are at the loan's outstanding contractual balance. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 30 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of completed foreclosure proceedings, or where a completed foreclosure is imminent. Allowance for loan losses for these repurchased loans are included in our provision for credit losses in the period of repurchase. Our ability to repurchase these loans does not disqualify us for sale accounting under SFAS No. 125 or SFAS No. 140 or other relevant accounting literature because we are not required to repurchase any loan and our ability to repurchase a loan is limited. See "--Results of Operations -- Summary of Loan Repurchases from Mortgage Securitization Trusts" for further detail of our repurchase activity.

         Cash flow from operations, the issuance of subordinated debt, and lines of credit fund our operating cash needs. Loan originations are funded through borrowings against warehouse credit facilities and sales into an off-balance sheet facility. Each funding source is described in more detail below.

         Cash flow from operations. One of our corporate goals is to achieve positive cash flow from operations. To achieve this goal we expect to:

         o Continue to grow a portfolio of mortgage loans which will generate income and cash flows through our servicing activities and the residual interests we hold in the securitized loans;
         o Build on our disciplined approaches to underwriting loans, servicing and collecting loans and managing credit risks;
         o Continue to develop cost efficiencies in our loan origination and loan servicing processes;
         o Continue to invest in technology to support our loan production channels and our servicing practices; and
         o    Focus on overall expense management.

         Although we expect negative cash flow from operations to continue in the foreseeable future, we expect that our historical levels of negative cash flow from operations will decline and then become positive. Even though our operations have expanded during fiscal 2002, negative cash flow from operations decreased $39.2 million, or 65.1%, for the nine months ended March 31, 2002 from the prior year period

         Our decline in negative cash flow from operations over the nine months ended March 31, 2002 compared to the nine months ended March 31, 2001, has been achieved through a combination of efforts. Our focus has included controlling expenses and realizing efficiencies from our investments in systems and technology (most significantly in our loan origination areas), increasing cash flows from our interest-only strips and servicing rights and the negotiation of more favorable execution for our securitizations allowing us to maximize the amount of cash we receive at the closing of our securitizations. If these trends continue as we expect, our current level of negative cash flows will continue to decline and then become positive. There can be no assurances that our projections regarding declining negative cash flow or positive cash flow from operations will ultimately be achieved.

         As was previously discussed, during the nine months ended March 31, 2002, our actual prepayment experience on our managed portfolio was generally higher than our average historical levels for prepayments. Prepayments result in decreases in the size of our managed portfolio and decreases in the expected future cash flows to us from our interest-only strips and servicing rights. However, due to the favorable interest rate spreads and favorable overcollateralization requirements received on our more recent securitizations, resulting in an increase in projected cash flows from interest-only strips and servicing rights, we do not believe our recent increase in prepayment experience will have a significant impact on our expected cash flows from retained interests in securitizations.

         Credit facilities. Borrowings against warehouse credit facilities represent cash advanced to us for a limited duration, generally no more than 270 days, and are secured by the loans. These credit facilities provide the primary funding source for loan originations. The ultimate sale of the loans through securitization or whole loan sale generates the cash proceeds necessary to repay the borrowings under the warehouse facilities. We also have a committed mortgage conduit facility, which enables us to sell our loans into an off-balance sheet facility. In addition, we have the availability of revolving credit facilities, which may be used to fund our operations. These credit facilities are generally extended for a one-year term before the renewal of the facility must be re-approved by the lender. We periodically review our expected future credit needs and negotiate credit commitments for those needs as well as excess capacity in order to allow us flexibility in the timing of the securitization of our loans. The following is a description of the warehouse and operating line of credit and mortgage conduit facilities which were available to us at March 31, 2002:

                                                                                                    Amount
                                                                                     Amount       Utilized Off-
                                                                      Amount       Utilized On-     Balance
                                                                    Committed     Balance Sheet      Sheet
                                                                  ------------  ----------------  -------------
                                                                                (in thousands)
Revolving credit facilities:
   Mortgage conduit facility, expiring July 2002 (a)......        $ 300,000       $       Na        $ 58,531
   Warehouse revolving line of credit, expiring
     November 2002 (b) ...................................          200,000               --              Na
   Warehouse revolving line of credit, expiring
     March 2003 (c) ......................................          100,000               --              Na
   Warehouse and operating revolving line of credit,
     expiring  December 2002 (d)..........................           50,000           34,612              Na
   Warehouse revolving line of credit, expiring
     May 2002 (e).........................................           25,000            2,439              Na
   Operating revolving line of credit, expiring
     January 2003 (f).....................................            1,200            1,073              Na
                                                                  ---------       ----------        --------
Total revolving credit facilities.........................          676,200           38,124          58,531
Other facilities:
   Commercial paper conduit for lease production, maturity
     matches underlying leases (g)........................            3,308            2,999             309
                                                                  ---------       ----------        --------
Total credit facilities...................................        $ 679,508       $   41,123        $ 58,840
                                                                  =========       ==========        ========

Na - not applicable for facility

(a) $300.0 million mortgage conduit facility. The facility provides for the sale of loans into an off-balance sheet facility with UBS Principal Finance, LLC, an affiliate of UBS Warburg. See "--Application of Critical Accounting Policies" for further discussion of the off-balance sheet features of this facility.

(b) $200.0 million warehouse line of credit with Credit Suisse First Boston Mortgage Capital, LLC. The interest rate on the facility is based on one-month LIBOR plus a margin. Advances under this facility are collateralized by pledged loans.

(c) $100.0 million warehouse line of credit with Triple-A One Funding Corp., an affiliate of MBIA Insurance Corporation. This facility was renewed in March 2002 and, based upon our review of our credit needs, the credit limit was reduced from $200.0 million. Interest rates on this facility are based on commercial paper rates plus a margin. Advances under this facility are collateralized by pledged loans.

(d) $50.0 million warehouse and operating credit facility with JP Morgan Chase Bank. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans, REO, and advances to securitization trusts. Advances on this line for general operating purposes are limited to $5.0 million and are collateralized by our Class R Certificate of the ABFS Mortgage Loan Trusts 1997-2 and 1998-3.

(e) $25.0 million warehouse line of credit facility from Residential Funding Corporation. Under this warehouse facility, advances may be obtained, subject to specific conditions described in the agreements. Interest rates on the advances are based on one-month LIBOR plus a margin. The obligations under this agreement are collateralized by pledged loans. We are currently negotiating a new credit facility with Residential Funding Corporation. No assurances can be given that this new credit facility will be extended, or if extended, will be on the same terms as described above.

(f) We established a $1.2 million revolving line of credit facility from Firstrust Savings Bank. The obligations under this facility are collateralized by the cash flows from our investment in the ABFS 99-A lease securitization trust. The interest rate on the advances from this facility is one-month LIBOR plus a margin.

(g) The commercial paper conduit for lease production provided for sale of equipment leases using a pooled securitization. After January 2000, the facility was no longer available for sales of equipment leases.

         The warehouse credit agreements require that we maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio limits, which we must meet to enable us to continue to draw on that particular line of credit. At March 31, 2002, we were in compliance with the terms of all financial covenants. Some of our financial covenants have minimal flexibility and we cannot say with certainty that we will continue to comply with the terms of all debt covenants. If we do not comply with the debt covenants in one of our credit facilities, we can utilize excess capacity in our other credit facilities for loan funding, request a waiver from our lender or request a renegotiation of the terms of the agreement in order to allow us to continue to draw down on the facility. While there can be no assurance that a waiver or modification of terms would be granted us should one be requested, we did ask for and obtained a modification of certain financial covenants under our revolving credit facility with Residential Funding Corporation.

         Subordinated debt securities. The issuance of subordinated debt funds the majority of our remaining operating cash requirements. We rely significantly on our ability to issue subordinated debt since our cash flow from operations is not sufficient to meet these requirements. In order to expand our businesses we have issued subordinated debt to partially fund growth and to partially fund maturities of subordinated debt. In addition, at times we may elect to utilize proceeds from the issuance of subordinated debt to fund loans instead of using our warehouse credit facilities, depending on our determination of liquidity needs. During fiscal 2002, we sold $102.8 million in principal amount of subordinated debt securities, net of redemptions, with maturities of up to ten years with an average maturity of 21 months.

         We registered $325.0 million of subordinated debt under a registration statement, which was declared effective by the Securities and Exchange Commission on October 16, 2001. As of March 31, 2002, $174.4 million of this debt was available for future issuance.

         Maturities of our subordinated debt and related accrued interest payable on subordinated debt as of March 31, 2002 are as follows (in thousands):

                                                                       Accrued
                                                           Debt        Interest
                                                       -----------    ----------

       Maturities in 1 year..........................  $  364,122     $  26,306
       Maturities in over 1 year to 5 years..........     248,645        15,171
       Maturities in over 5 years to 10 years........      27,969         2,870
                                                       ----------     ---------
       Total subordinated debt.......................  $  640,736     $  44,347
                                                       ==========     =========

         We intend to meet our obligation to repay such debt and interest as it matures with cash flow from operations, cash flows from interest-only strips and cash generated from additional debt financing. The utilization of funds for the repayment of such obligations should not adversely affect operations. Our cash balances are sufficient to cover approximately 29.7% of the $390.4 million of subordinated debt and accrued interest maturities due within one year. Cash balances were $131.6 million at March 31, 2002, up from $91.1 million at June 30, 2001.

         The current low interest rate environment has provided an opportunity to reduce the interest rates and extend the maturities offered on our subordinated debt. The weighted average interest rate of our subordinated debt issued in the month of March 2002 was 7.76% and 45.5% of that debt was for terms of 18 months or longer, compared to debt issued in June 2001 which had a weighted average interest rate of 9.52% and 49.6% with terms of 18 months or longer and debt issued in March 2001, which had a weighted average interest rate of 11.24% and only 40.0% was for terms of 18 months or longer.

         Sales into special purpose entities and off-balance sheet facilities. We continue to significantly rely on access to the asset-backed securities market through securitizations to provide permanent funding of our loan production. Asset securitizations are one of the most common off-balance sheet arrangements to apply special purpose entities, such as securitization trusts, in their structures. The securitization trusts sell certificates to third party investors which generate cash proceeds for the repayment of borrowings under warehouse and credit facilities. The off-balance sheet trusts' activities are restricted to holding title to the loan collateral, issuing certificates to investors and acting as a passthrough for the distribution of the loan payments to the investors and us in accordance with the trust agreement. We also retain the right to service the loans. Residual cash from the loans after required principal and interest payments are made to the investors provide us with cash flows from our interest-only strips. It is our expectation that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debt and our operating cash needs.

         As of March 31, 2002, there are loans with an aggregate principal balance of $2.8 billion in 21 separate off-balance sheet facilities which have $2.6 billion in investor certificates outstanding. We have no additional obligations to the off-balance sheet facilities other than those required as servicer of the loans and are not required to make any additional investments in the trusts. See "--Securitizations- Summary of Selected Mortgage Loan Securitization Trust Information" for detail of the composition of each securitization trust.

         Other liquidity considerations. A failure to renew or obtain adequate funding under a warehouse credit facility, offerings of subordinated debt, or any substantial reduction in the size or pricing in the markets for loans, could have a material adverse effect on our results of operations and financial condition. To the extent we are not successful in maintaining or replacing existing financing, we may have to curtail loan production activities or sell loans rather than securitize them, thereby having a material adverse effect on our results of operations and financial condition.

         A significant portion of our loan originations are non-conforming mortgages to subprime borrowers. Some participants in the non-conforming mortgage industry have experienced greater than anticipated losses on their securitization interest-only strips and servicing rights due to the effects of increased delinquencies, increased credit losses and increased prepayment rates. As a result, some competitors have exited the business or have recorded valuation allowances or write downs for these conditions. Due to these circumstances, some participants experienced restricted access to capital required to fund loan originations and have been precluded from participation in the asset-backed securitization market. However, we have maintained our ability to obtain funding and to securitize loans. Factors that have minimized the effect of adverse market conditions on our business include our ability to originate loans through established retail channels, focus on credit underwriting, assessment of prepayment fees on loans, diversification of lending in the home equity and business loan markets and the ability to raise capital through sales of subordinated debt securities pursuant to a registered public offering. Subject to economic, market and interest rate conditions, we intend to continue to transact additional securitizations for future loan originations. Any delay or impairment in our ability to securitize loans, as a result of market conditions or otherwise, could adversely affect our liquidity and results of operations.

         A further decline in economic conditions, continued instability in financial markets or further acts of terrorism in the United States may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debt securities, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent the United States experiences an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably and to effectively hedge our loan portfolio against market interest rate changes which could cause our stock price to decline. Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our subordinated debt could be impaired.

Related Party Transactions

         We have a loan receivable from one of our officers, Anthony J. Santilli, for $0.6 million, which was an advance for the exercise of stock options to purchase 225,012 shares of the our common stock. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 225,012 shares of our common stock, and is shown as a reduction of stockholders' equity in our financial statements.

         On April 2, 2001, we awarded 2,750 shares of our common stock to Richard Kaufman, a director of the Company, as a result of services rendered in connection with our stock repurchases.

         We employ members of the immediate family of some of our directors and executive officers in various nonexecutive positions. We believe that the salaries we pay these individuals are competitive with salaries paid to other employees in similar positions in our organization and in our industry.

         Additionally, we have business relationships with other related parties through which we have purchased appraisal services and real estate advisory services. None of our related party transactions, individually or collectively, are material to our results of operations.

Office Facilities

         We lease our corporate headquarters facilities in Bala Cynwyd, Pennsylvania under a five-year operating lease expiring in July 2003 at a minimum annual rental of approximately $2.6 million. We lease additional space in Bala Cynwyd under a five-year lease expiring November 2004 at an annual rental of approximately $0.6 million. We also lease a facility in Roseland, New Jersey under an operating lease expiring July 2003 at an annual rental of $0.8 million. The Roseland lease has a renewal provision at an increased annual rental. In addition, branch offices are leased on a short-term basis in various cities throughout the United States. The leases for the branch offices are not material to operations.

Recent Accounting Pronouncements

         Set forth below are recent accounting pronouncements that may have a future effect on operations. The following descriptions or recent pronouncements should be read in conjunction with the significant accounting policies, which have been adopted that are set forth in Note 1 of the notes to the consolidated financial statements.

         In June 1998, the FASB issued SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. See "--Interest Rate Risk Management" for a discussion of the impact of SFAS No. 133.

         In July 2000, the EITF, a standard-setting group under the FASB, reached a consensus in EITF 99-20, "Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the recognition of interest income and the measurement of impairment of beneficial interests retained in securitization transactions. If upon evaluation, the retained interest holder determines there is a change in the estimated cash flows from the retained interests, the amount of accretable yield should be recalculated and in certain circumstances, if that change in estimated cash flows is an adverse change, an other than temporary impairment should be considered to have occurred. This accounting guidance was effective for fiscal quarters beginning after March 15, 2001. The new standard did not and is not expected to have a material effect on our financial condition or results of operations.

         During the first nine months of fiscal 2002, due to increases in prepayment experience, a write down of $13.2 million was recorded on our interest-only strips. This adjustment reflects the impact of higher prepayment experience on home equity loans than anticipated during the nine-month period. The impact of increased prepayments were considered to be other than temporary and were therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and EITF 99-20. This is consistent with the accounting treatment that would have been used prior to the adoption of EITF 99-20. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitizations" for further detail of this write down.

         In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125, also titled "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration.

         SFAS No. 140's standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

         SFAS No. 140 was effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this standard in the fourth quarter of the fiscal year ended June 30, 2001 did not have a material effect on our financial condition or results of operations and is not expected to have a material effect on our financial condition or results of operations in future periods. However, the new standard requires that we record the obligation to repurchase loans from securitization trusts at the time we have the contractual right to repurchase loans whether or not we actually repurchase the loans.

         In July 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 provides specific guidance on how to identify the accounting acquirer in a business combination, provides specific criteria for recognizing intangible assets apart from goodwill and requires additional financial statement disclosure regarding business combinations. Although SFAS No. 141 may impact the accounting for business combinations we may enter into in the future, the adoption of the statement did not have an impact on our present financial condition or results of operations.

         In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 establishes standards for the accounting of intangible assets that are acquired individually or with a group of other assets in financial statements upon their acquisition, and the accounting of goodwill and other intangible assets after they have been initially recognized in the financial statements. In addition, SFAS No. 142 requires additional financial statement disclosure for goodwill and other intangibles. Under the new standard, amortization of goodwill and intangible assets with an indefinite useful life will be discontinued. After a transitional impairment test, goodwill and intangible assets will be tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized. The provisions of SFAS No. 142 were required to be applied starting with fiscal years beginning after December 15, 2001. Early application was permitted for entities with fiscal years beginning after March 15, 2001. We adopted the new standard on July 1, 2001.

         Because our goodwill is no longer being amortized, the reported amounts of goodwill will not decrease at the same time and in the same manner as under previous standards. There may be more volatility in reported income than under previous standards because impairment losses, if any, are likely to occur irregularly and in varying amounts. As of July 1, 2001, we performed a transitional impairment test, which did not indicate impairment of goodwill under the provisions of the new standard.

         For the nine months ended March 31, 2001, we recorded amortization of goodwill in the amount of $1.0 million. Adjusted to exclude amortization of goodwill, net income and diluted net income per share for the nine months ended March 31, 2001 were $7.2 million and $2.00, respectively.

         In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The statement is effective for fiscal years beginning after June 15, 2002. The adoption of the statement is not expected to have an impact on our present financial condition or results of operations.

         In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 provides guidance on the accounting and reporting for the impairment and disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," and certain provisions of the Accounting Principles Board Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events or Transactions." The adoption of the statement is not expected to have an impact on our present financial condition or results of operations.

         In May 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement changes certain accounting related to the extinguishment of debt , and eliminates inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The statement is effective after May 15, 2002 and early application is encouraged as of the beginning of the fiscal year or as of the beginning of the interim period in which the statement is issued. The adoption of the statement is not expected to have an impact on our present financial condition or results of operations.

                                    BUSINESS
General

         We are a diversified financial services organization operating throughout the United States. Through our principal direct and indirect subsidiaries, American Business Credit, Inc., HomeAmerican Credit, Inc. (doing business as Upland Mortgage) and American Business Mortgage Services, Inc., we originate, service and sell business purpose loans and home equity loans. We also underwrite, process and purchase home equity loans through our Bank Alliance Program. See "--Lending Activities."

         The ongoing securitization of our loans is a central part of our current business strategy. We securitize business and home equity loans originated by our subsidiaries pursuant to our existing securitization program. See "-- Securitizations."

Subsidiaries

         As a holding company, our activities have been limited to:

         (1)  holding the shares of our operating subsidiaries, and

         (2) raising capital for use in the subsidiaries' lending and loan servicing operations.

         We are the parent holding company of American Business Credit, Inc. and its primary subsidiaries, HomeAmerican Credit, Inc. (doing business as Upland Mortgage), American Business Mortgage Services, Inc., Processing Service Center, Inc., and Tiger Relocation Company (formerly known as ABC Holdings Corporation).

         American Business Credit, Inc., a Pennsylvania corporation incorporated in 1988 and acquired by us in 1993, originates, services and sells business purpose loans and services home equity loans.

         HomeAmerican Credit, a Pennsylvania corporation incorporated in 1991, originates and sells home equity loans. HomeAmerican Credit acquired Upland Mortgage Corp. in 1996 and since that time has conducted business as "Upland Mortgage." Upland Mortgage also purchases home equity loans through the Bank Alliance Program.

         American Business Mortgage Services, Inc., a New Jersey corporation organized in 1938 and acquired by us in October 1997, is currently engaged in the origination and sale of home equity loans. American Business Mortgage Services, Inc. also purchases home equity loans through the Bank Alliance Program. In addition, American Business Mortgage Services, Inc. will also utilize our proprietary loan structuring software in connection with loan products offered through its network of loan brokers. In January 2001, we completed a corporate reorganization, which included the renaming of our home equity loan subsidiary, New Jersey Mortgage and Investment Corp. to American Business Mortgage Services, Inc. The new name better reflects our subsidiary's national presence.

         Processing Service Center, Inc. administers the Bank Alliance Program and enters into business arrangements with financial institutions which provide for our purchase of home equity loans that meet our underwriting criteria but do not meet the guidelines of the selling institution for loans to be held in its portfolio.

         Tiger Relocation Company, formerly ABC Holdings Corporation, a Pennsylvania corporation, was incorporated in 1992 to hold properties acquired through foreclosure.

         We also have numerous special purpose subsidiaries that were incorporated solely to facilitate our securitizations and off-balance sheet mortgage conduit facilities. Some of those companies are Delaware investment holding companies. None of these corporations engage in any business activity other than holding the subordinated certificate, if any, and the interest-only strips created in connection with completed securitizations. See "-- Securitizations." We also have several additional subsidiaries that are inactive or not significant to our operations.

         The following chart sets forth our basic organizational structure and our primary subsidiaries.(a)

                    --------------------------------------
                                      ABFS

                    --------------------------------------
                                Holding Company
                      Issues subordinated debt securities
                    --------------------------------------
                                       |
                    --------------------------------------
                         AMERICAN BUSINESS CREDIT, INC.

                    --------------------------------------
                    Originates and services business purpose
                      loans and services home equity loans
                    --------------------------------------
                                       |
--------------------------------------------------------------------------------
      |                      |                 |                  |
--------------          ------------      ------------        -----------
  AMERICAN               PROCESSING       HOMEAMERICAN           TIGER
  BUSINESS                SERVICE         CREDIT, INC.        RELOCATION
  MORTGAGE              CENTER, INC.        D/B/A               COMPANY
SERVICES, INC.                              UPLAND
                                           MORTGAGE
--------------          ------------      ------------        -----------
 Originates,              Processes        Originates,           Holds
purchases and           Bank Alliance     purchases and     foreclosed real
services home           Program home      services home         estate
equity loans(b)         equity loans      equity loans(b)
--------------          ------------      ------------        -----------


---------------------
(a) In addition to the corporations pictured in this chart, we organized at least one special purpose corporation for each securitization and have several other subsidiaries that are inactive or not significant to our operations.

(b)   Includes loans acquired through the Bank Alliance Program.

Lending Activities

         General. The following table sets forth information concerning our loan and lease origination, purchase and sale activities for the periods indicated.

                                                      Nine Months Ended
                                                         March 31,                     Year Ended June 30,
                                                   -----------------------    -----------------------------------------
                                                      2002         2001          2001           2000           1999
                                                   ----------   ----------    -----------    ----------     -----------
                                                                         (dollars in thousands)
Loans/Leases Originated/Purchased
   Business purpose loans......................... $   99,035   $   87,320    $   120,537    $  106,187     $    64,818
   Home equity loans.............................. $  907,594   $  786,497    $ 1,096,440    $  949,014     $   634,820
   Conventional first mortgage loans..............        (a)          (a)          (a)      $   42,607     $    66,519
   Equipment leases...............................        (b)          (b)          (b)      $   19,631     $    96,289

Number of Loans/Leases Originated/Purchased
   Business purpose loans.........................      1,037          969          1,318         1,198             806
   Home equity loans..............................     10,122        9,873         13,443        13,544           8,629
   Conventional first mortgage loans..............        (a)          (a)            (a)           267             403
   Equipment leases...............................        (b)          (b)            (b)         1,020           4,138

Average Loan/Lease Size
   Business purpose loans......................... $       96   $       90    $        91    $       89     $        80
   Home equity loans.............................. $       90   $       80    $        82    $       70     $        74
   Conventional first mortgage loans..............        (a)          (a)            (a)    $      160     $       165
   Equipment leases...............................        (b)          (b)            (b)    $       19     $        23

Weighted Average Interest Rate on Loans/Leases
  Originated/Purchased
   Business purpose loans.........................     15.72%       16.01%         15.99%        15.99%          15.91%
   Home equity loans..............................     10.89%       11.57%         11.46%        11.28%          11.05%
   Conventional first mortgage loans..............        (a)          (a)            (a)         8.75%           7.67%
   Equipment leases...............................        (b)          (b)            (b)        11.25%          11.40%
   Combined.......................................     11.37%       12.01%         11.91%        11.63%          11.30%

Weighted Average Term (in months)
   Business purpose loans.........................        165          163            163           171             169
   Home equity loans..............................        264          258            259           259             261
   Conventional first mortgage loans..............        (a)          (a)            (a)           345             322
   Equipment leases...............................        (b)          (b)            (b)            50              50

Loans/Leases Sold
   Business purpose loans......................... $   93,709   $   78,613    $   109,892    $  104,503     $    71,931
   Home equity and conventional first mortgage
     loans........................................ $  935,377   $  775,815    $ 1,068,507    $  990,606     $   717,869
   Equipment leases...............................        (b)          (b)            (b)    $    9,263     $    92,597

Number of Loans/Leases Sold
   Business purpose loans.........................        976          873          1,208         1,163             911
   Home equity and conventional first mortgage
     loans........................................     10,393        9,697         13,031        13,190           8,074
   Equipment leases...............................        (b)          (b)            (b)           459           4,363

(a) Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans. Amountsare not significant subsequent to that date.
(b) Effective December 31, 1999, we de-emphasized and subsequent to that date, discontinued the equipment lease origination business. As a result, there were no equipment lease originations or sales subsequent to that date.

         The following table sets forth information regarding the average loan-to-value ratios for loans we originated during the periods indicated.

                                                 Nine Months
                                                   Ended                Year Ended June 30,
                                                  March 31,    ----------------------------------------
Loan Type                                           2002           2001          2000          1999
                                                 -----------   ------------- -------------  ------------
Business purpose loans....................         62.6%           62.2%         60.9%         61.5%
Home equity loans.........................         77.8            78.4          78.9          78.0
Conventional first mortgage loans.........          (a)             (a)          83.7          78.0

(a) Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans. Amounts are not significant subsequent to that date.

         The following table shows the geographic distribution of our loan and lease originations and purchases during the periods indicated.

                       Nine Months Ended                              Year Ended June 30,
                           March 31,          ----------------------------------------------------------------
                             2002                      2001                2000                   1999
                     ---------------------    ------------------- --------------------   ---------------------
                                                       (dollars in thousands)
New York............ $   268,734    26.70%    $ 337,218    27.71% $   300,380    26.88%  $   163,580    18.97%
New Jersey..........     110,749    11.00       161,087    13.24      184,123    16.48       236,976    27.48
Pennsylvania........      75,283     7.48       102,789     8.45      130,928    11.72       139,992    16.23
Massachusetts.......      73,716     7.32        75,958     6.24       27,138     2.43            --       --
Florida.............      68,231     6.78        89,169     7.33       87,872     7.86        61,312     7.11
Michigan............      66,143     6.57        40,477     3.33       13,458     1.20            --       --
Illinois............      52,927     5.26        51,904     4.26       43,181     3.86        27,663     3.21
Ohio................      50,822     5.05        66,877     5.50       42,561     3.81        17,155     1.99
Georgia.............      34,717     3.45        42,857     3.52       40,230     3.60        59,395     6.89
North Carolina......      26,086     2.59        34,065     2.80       23,826     2.13        13,648     1.58
Virginia............      22,935     2.28        33,739     2.77       27,722     2.48        17,126     1.99
Indiana.............      20,502     2.04        21,489     1.77        7,088     0.63           704     0.08
Other(a)............     135,784    13.48       159,348    13.08      188,932    16.92       124,895    14.47
                     -----------   ------    ----------   ------  -----------   ------   -----------   ------
   Total............ $ 1,006,629   100.00%   $1,216,977   100.00% $ 1,117,439   100.00%  $   862,446   100.00%
                     ===========   ======    ==========   ======  ===========   ======   ===========   ======

(a) No individual state constitutes more than 2% of total loan originations for the nine months ended March 31, 2002.

         Customers. Our loan customers fall primarily into two categories. The first category of customers includes credit impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations. These institutions have historically provided loans only to individuals with the most favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit histories and/or unverifiable income. The second category of customers includes borrowers who would qualify for loans from traditional lending sources but who still prefer to use our products and services. Our experience has indicated that these borrowers are attracted to our loan products as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan requests. Historically, both categories of customers have been willing to pay our origination fees and interest rates even though they are generally higher than those charged by traditional lending sources.

         Business Purpose Loans. Through our subsidiary, American Business Credit, we originate business purpose loans primarily in the eastern portion of the United States through a network of salespeople and through our business loan web site, which was launched in fiscal 2000. We focus our marketing efforts on small businesses that do not meet all of the credit criteria of commercial banks and small businesses that our research indicates may be predisposed to using our products and services.

         We originate business purpose loans to corporations, partnerships, sole proprietors and other business entities for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition and debt-consolidation. We do not target any particular industries or trade groups and, in fact, take precautions against concentration of loans in any one industry group. All business purpose loans generally are collateralized by a first or second mortgage lien on a principal residence of the borrower or a guarantor of the borrower or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. In addition, in most cases, these loans are further collateralized by personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets.

         Our business purpose loans generally ranged from $15,000 to $500,000 and had an average loan size of approximately $96,000 for the loans originated during the first nine months of fiscal 2002 and $91,000 in fiscal 2001. Generally, our business purpose loans are made at fixed interest rates and for terms ranging from five to fifteen years. We generally charge origination fees for these loans of 4.75% to 5.75% of the original principal balance. The weighted average interest rate charged on the business purpose loans originated by us was 15.72% for the nine months ended March 31, 2002 and 15.99% for fiscal 2001. Business purpose loans we originated during the first nine months of fiscal 2002 have a loan-to-value-ratio, based solely upon the real estate collateral securing the loans, of 62.6%. The business purpose loans we originated during fiscal 2001 had a weighted average loan-to-value ratio of 62.2%. We originated $99.0 million of business purpose loans during the nine months ended March 31, 2002 and $120.5 million during fiscal 2001.

         Generally, we compute interest due on our outstanding loans using the simple interest method. We generally impose a prepayment fee. Although prepayment fees imposed vary based upon applicable state law, the prepayment fees on our business purpose loan documents can be a significant portion of the outstanding loan balance. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between the individual borrower and American Business Credit prior to closing of the loan.

         Home Equity Loans. We originate home equity loans through our Consumer Mortgage Group, which includes Upland Mortgage and American Business Mortgage Services, Inc. We also purchase loans through the Bank Alliance Program. We originate home equity loans primarily to credit impaired borrowers through various channels of retail marketing which include direct mail and our subsidiaries' interactive web sites, and have included radio and television advertisements. We entered the home equity loan market in 1991. Currently, we are licensed or otherwise qualified to originate home equity loans in 42 states throughout the United States. Home equity loans originated and funded by our subsidiaries are generally securitized. In addition, we may sell home equity loans to one of several third parties, at a premium and with servicing released.

         Home equity loan applications are obtained from potential borrowers over the phone, in writing or in person. The loan request is then processed and closed. The loan processing staff generally provides its home equity applicants who qualify for loans with a loan approval within 24 hours and closes its home equity loans within approximately ten to fifteen days of obtaining a loan approval.

         Home equity loans generally range from $10,000 to $250,000 and had an average loan size of approximately $90,000 for the loans originated during the first nine months of fiscal 2002 and $82,000 for fiscal 2001. During the nine months ended March 31, 2002, we originated $0.9 billion of home equity loans and $1.1 billion in fiscal 2001. Home equity loans are made at fixed rates of interest and for terms ranging from five to thirty years, generally, with average origination fees of less than 1.5% of the aggregate loan amount. For the first nine months of fiscal 2002, the weighted average interest rate received on such loans was 10.89% and 11.46% in fiscal 2001. The average loan-to-value ratio was 77.8% for the loans originated by us during the nine months ended March 31, 2002 and 78.4% in fiscal 2001. We attempt to maintain our interest and other charges on home equity loans to be competitive with the lending rates of other finance companies and banks. To the extent permitted by law, a prepayment fee may be negotiated with the borrower and is generally charged to the borrower on the prepayment of a home equity loan except in the event the borrower refinances a home equity loan with us.

         Beginning in fiscal 1996, we entered into exclusive business arrangements with several financial institutions which provide for our purchase of home equity loans that meet our underwriting criteria, but do not meet the guidelines of the selling institution for loans to be held in its portfolio. This program is called the Bank Alliance Program. The Bank Alliance Program is designed to provide an additional source of home equity loans. This program targets traditional financial institutions, such as banks, which because of their strict underwriting and credit guidelines have generally provided mortgage financing only to the most credit-worthy borrowers. This program allows these financial institutions to originate loans to credit impaired borrowers in order to achieve community reinvestment goals and to generate fee income and subsequently sell such loans to one of our subsidiaries. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization.

         Under this program, a borrower who fails to meet a financial institution's underwriting guidelines for portfolio loans will be referred to one of our subsidiaries which will process the loan application and underwrite the loan pursuant to our underwriting guidelines. If the borrower qualifies under our underwriting standards, the loan will be originated by the financial institution and subsequently sold to one of our subsidiaries.

         Since the introduction of this program, we have entered into agreements with approximately 30 financial institutions to provide us with the opportunity to underwrite, process and purchase loans generated by the branch networks of such institutions which consist of over 1,500 branches located in various states throughout the country. During the first nine months of fiscal 2002, our subsidiaries purchased approximately $110.8 million of loans pursuant to this program and $97.6 million in fiscal 2001. We intend to continue to expand the Bank Alliance Program with financial institutions across the United States.

         During fiscal 1999, we launched an Internet loan distribution channel through Upland Mortgage's web site. Through this interactive web site, borrowers can examine available loan options and calculate interest payments. The Upland Mortgage Internet platform provides borrowers with convenient access to the mortgage loan information 7 days a week, 24 hours a day. Throughout the loan processing period, borrowers who submit applications are supported by our staff of highly trained loan officers. Currently, in addition to the ability to utilize an automated rapid credit approval process, which we believe reduces time and manual effort required for loan approval, the site features our proprietary software, Easy Loan Advisor, which provides personalized services and solutions to retail customers through interactive web dialog. We have applied to the U.S. Patent and Trademark Office to patent this product.

         Conventional First Mortgage Loans. Prior to January 1, 2001, we originated conventional first mortgage loans and sold them in the secondary market with servicing released. Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans, as a result of our strategy of focusing on our most profitable lines of business. We may, from time to time, consider the origination of conventional first mortgage loans on a limited basis in the future.

         Equipment Leases. Effective December 31, 1999, we de-emphasized and subsequent to that date, we discontinued the equipment leasing origination business as a result of our strategy of focusing on our most profitable lines of business.

         Prepayment Fees. We currently charge prepayment fees on approximately 90-95% of our business purpose loans and approximately 85-90% of home equity loans originated. Home equity loans comprise approximately 90% of all loans we originate and the remaining 10% are business purpose loans. The type of prepayment fee we obtain on a home equity loan is generally a certain percentage of the outstanding principal balance of the loan. One typical prepayment fee on a home equity loan provides for a fee of 5% of the outstanding principal loan balance if paid within the first three years after the loan's origination, 2% of the outstanding principal loan balance if prepaid between three and five years after the loan's origination and no prepayment fee if the loan is prepaid after five years from the loan's origination. Beginning in April 2002, our typical prepayment fee structure was revised to provide for a fee of 5% of the outstanding principal loan balance within the first three years after a loan's origination and no prepayment fee if the loan is prepaid after three years. In the case of newly originated business purpose loans, the prepayment fee generally amounts to 8% to 12% of the outstanding principal balance, provided that no prepayment option is available until after the 24th scheduled payment is made and no prepayment fee is due after the 60th scheduled payment is made

         Our ability to charge a prepayment fee is sometimes impacted by state law, with respect to both home equity loans and business purpose loans. In the case of home equity loans which have a "balloon" payment feature, whenever possible, we use the Federal Alternative Mortgage Transactions Parity Act of 1982, referred to as the "Parity Act," to preempt state laws which limit or restrict prepayment fees. However, the Office of Thrift Supervision has recently proposed a rule which, if promulgate as proposed, would preclude us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws and regulations. We can not assure you whether or in what form this proposed rule will be adopted. We are currently evaluating the impact of the adoption of this rule on our lending activities and results of operations.

         In states which have overridden the Parity Act and in the case of some fully amortizing home equity loans, state laws may restrict prepayment fees either by the amount of the prepayment fee or the time period during which it can be imposed. Federal law restrictions in connection with certain high interest rate and fee loans may also preclude the imposition of prepayment fees on these loans. Similarly, in the case of business purpose loans, some states prohibit or limit prepayment fees when the loan is below a specific dollar threshold or is secured by residential property.

Marketing Strategy

         We concentrate our marketing efforts primarily on two potential customer groups. One group, based on historical profiles, has a tendency to select our loan products because of our personalized service and timely response to loan requests. The other group is comprised of credit impaired borrowers who satisfy our underwriting guidelines. See "Risk Factors -- Lending to credit impaired borrowers may result in higher delinquencies in our managed portfolio which could result in a reduction in profits and impair our ability to repay the debt securities."

         Our marketing efforts for business purpose loans focus on our niche market of selected small businesses located in our market area, which generally includes the eastern half of the United States. We target businesses, which we believe would qualify for loans from traditional lending sources, but would elect to use our products and services. Our experience has indicated that these borrowers are attracted to us as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan applications. Historically, such customers have been willing to pay our origination fees and interest rates, which are generally higher than those charged by traditional lending sources.

         We market business purpose loans through various forms of advertising, including large direct mail campaigns, our business loan web site and a direct sales force, and have in the past used newspaper and radio advertising. Our commissioned sales staff, which consists of full-time highly trained salespersons, is responsible for converting advertising leads into loan applications. We use a proprietary training program involving extensive and on-going training of our lending officers. Our sales staff uses significant person-to-person contact to convert advertising leads into loan applications and maintains contact with the borrower throughout the application process. See "-- Lending Activities - Business Purpose Loans."

         We market home equity loans through direct mail campaigns and our interactive web sites, and have in the past used telemarketing, radio and television advertising. During fiscal 2000, the Consumer Mortgage Group redirected its marketing mix to focus on targeted direct mail, which we believe delivers more leads at a lower cost than broadcast marketing channels. Our integrated approach to media advertising that utilizes a combination of direct mail and Internet advertising is intended to maximize the effect of our advertising campaigns. We also use a network of loan brokers, the Bank Alliance Program and our web site as additional sources of loans.

         Our marketing efforts for home equity loans are focused on the eastern region of the United States. We currently utilize branch offices in various eastern states to market our loans. Loan processing, underwriting, servicing and collection procedures are performed at our centralized operating offices located in Bala Cynwyd, Pennsylvania and Roseland, New Jersey. See "--Lending Activities -- Home Equity Loans."

Loan Servicing

         We service the loans we hold as available for sale or that we securitize, in accordance with our established servicing procedures. Our servicing procedures include practices regarding processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned and performance of investor accounting and reporting processes, which in general conform to the mortgage servicing practices of prudent mortgage lending institutions. At March 31, 2002, our total managed portfolio included approximately 41,000 loans and leases with an aggregate outstanding balance of $2.9 billion. We generally receive contractual servicing fees for our servicing responsibilities for securitized loans. In addition, we receive other ancillary fees related to the loans serviced. Our servicing and collections activities are centralized at the processing center located at our operating office in Bala Cynwyd, Pennsylvania.

         In servicing loans, we typically send an invoice to obligors on a monthly basis advising them of the required payment and its due date. We begin the collection process immediately after a borrower fails to make a monthly payment. When a loan becomes 45 to 60 days delinquent, it is transferred to a workout specialist in the collections department. The workout specialist tries to reinstate a delinquent loan, seek a payoff, or occasionally enter into a modification agreement with the borrower to avoid foreclosure. All proposed workout arrangements are evaluated on a case-by-case basis, based on, among other things, the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If the loan becomes delinquent 61 days or more and a satisfactory workout arrangement with the borrower is not achieved or the borrower declares bankruptcy, the matter is immediately referred to our in-house attorneys for collection. Legal action may be initiated prior to a loan becoming more than 60 days delinquent if management determines that the circumstances warrant such action.

         Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired or expected to be acquired by foreclosure or deed in lieu of foreclosure, we record it at the lower of cost or estimated fair value, less estimated cost of disposition. After acquisition, all costs incurred in maintaining the property are accounted for as expenses.

         Our ability to foreclose on some properties may be affected by state and federal environmental laws. The costs of investigation, remediation or removal of hazardous substances may be substantial and can easily exceed the value of the property. The presence of hazardous substances, or the failure to properly eliminate the substances from the property, can hurt the owner's ability to sell or rent the property and prevent the owner from using the property as collateral for a loan. Even people who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of removal or remediation of the substances at the disposal or treatment facility, whether or not the facility is owned or operated by the person who arranged for the disposal or treatment. See "Risk Factors - Environmental laws and regulations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our profitability and the funds available to repay the notes." The technical nature of certain regulatory schemes, such as the Truth in Lending Act, can also contribute to difficulties in foreclosing against defaulting borrowers, as even immaterial errors can trigger foreclosure delays or other difficulties.

         As the servicer of securitized loans and leases, we are obligated to advance funds for scheduled interest payments that have not been received from the borrower unless we determine that our advances will not be recoverable from subsequent collections in respect to the related loans or leases. See "--Securitizations."

Underwriting Procedures and Practices

         Summarized below are some of the policies and practices which are followed in connection with the origination of business purpose loans and home equity loans. These policies and practices may be altered, amended and supplemented, from time to time, as conditions warrant. We reserve the right to make changes in our day-to-day practices and policies.

         Our loan underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability as well as the value and adequacy of the mortgaged property as collateral. Initially, the prospective borrower is required to fill out a detailed application providing pertinent credit information. As part of the description of the prospective borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the prospective borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel generally obtain and review an independent credit bureau report on the credit history of the borrower and verification of the borrower's income. Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the prospective borrower's monthly obligations.

         The following table outlines the key parameters of the major credit grades of our current underwriting guidelines.

--------------------------------------------------------------------------------------------------------------------------
                                "A" Credit Grade                "B" Credit Grade                  "C" Credit Grade
--------------------------------------------------------------------------------------------------------------------------
General Repayment        Has good credit but might       Pays the majority of accounts    Marginal credit history which
                         have some minor delinquency.    on time but has some 30-         is offset by other positive
                                                         and/or 60-day delinquency.       attributes.


--------------------------------------------------------------------------------------------------------------------------
Existing Mortgage Loans  Current at application time     Current at application time      Cannot exceed four 30-day
                         and a maximum of two 30-day     and a maximum of four 30-day     delinquencies or two 60-day
                         delinquencies in the past 12    delinquencies in the past 12     delinquencies in the past 12
                         months.                         months.                          months.
--------------------------------------------------------------------------------------------------------------------------
Non-Mortgage Credit      Major credit and installment    Major credit and installment     Major credit and installment
                         debt should be current but      debt can exhibit some minor      debt can exhibit some minor 30-
                         may exhibit some minor 30-day   30- and/or 60-day                and/or 90-day delinquency.
                         delinquency.  Minor credit      delinquency.  Minor credit may   Minor credit may exhibit more
                         may exhibit some minor          exhibit up to 90-day             serious delinquency.
                         delinquency.                    delinquency.
--------------------------------------------------------------------------------------------------------------------------
Bankruptcy Filings       Discharged more than 2 years    Discharged more than 2 years     Discharged more than 2 years
                         with reestablished credit.      with reestablished credit.       with reestablished credit.
--------------------------------------------------------------------------------------------------------------------------
Debt Service-to-Income   Generally not to exceed 50%.    Generally not to exceed 50%.     Generally not to exceed 55%.
--------------------------------------------------------------------------------------------------------------------------
Owner Occupied:          Generally 80% (or 90%) for a    Generally 80% (or 85%) for a 1   Generally 70% (or 85%) for a 1
Loan-to-value ratio      1 to 4 family dwelling          to 4 family dwelling             to 4 family dwelling residence;
                         residence;  80% for a           residence; 75% for a             65% for a condominium.
                         condominium.                    condominium.
--------------------------------------------------------------------------------------------------------------------------
Non-Owner Occupied:      Generally 80% for a 1 to 2      Generally 70% for a 1 to 2       Generally 60% for a 1 to 2
Loan-to-value ratio      family dwelling or              family dwelling or               family dwelling or condominium;
                         condominium; 90% for a 3 to 4   condominium; 70% for a 3 to 4    60% for a 3 to 4 family.
                         family.                         family.
--------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------
                               "D" Credit Grade
-------------------------------------------------------
General Repayment        Designed to provide a borrower
                         with poor credit history an
                         opportunity to correct past
                         credit problems through lower
                         monthly payments.
-------------------------------------------------------
Existing Mortgage Loans  Must be paid in full from loan
                         proceeds and no more than 120
                         days delinquent.

-------------------------------------------------------
Non-Mortgage Credit      Major and minor credit
                         delinquency is acceptable, but
                         must demonstrate some payment
                         regularity.


-------------------------------------------------------
Bankruptcy Filings       Discharged prior to closing.

-------------------------------------------------------
Debt Service-to-Income   Generally not to exceed 55%.
-------------------------------------------------------
Owner Occupied:          Generally 60% (or 70%) for a 1
Loan-to-value ratio      to 4 family dwelling residence.


-------------------------------------------------------
Non-Owner Occupied:      N/A
Loan-to-value ratio


-------------------------------------------------------

         Generally, business purpose loans collateralized by residential real estate must have an overall loan-to-value ratio (based solely on the independent appraised fair market value of the real estate collateral securing the loan) on the properties collateralizing the loans of no greater than 75%. Business purpose loans collateralized by commercial real estate must generally have an overall loan-to-value ratio (based solely on the independent appraised fair market value of the real estate collateral securing the loan) of no greater than 60%. In addition, in substantially all instances, we also receive additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, assignments of life insurance and lease payments and liens on business equipment and other business assets, as available. The business purpose loans we originated during the first nine months of fiscal 2002 had an average loan-to-value ratio of 62.6% and 62.2% for fiscal 2001 based solely on the real estate collateral securing the loan.

         The maximum acceptable loan-to-value ratio for home equity loans to be securitized is generally 90%. The home equity loans we originated during the first nine months of fiscal 2002 had an average loan-to-value ratio of 77.8% and 78.4% for fiscal 2001. Occasionally, exceptions to these maximum loan-to-value ratios are made if other collateral is available or if there are other compensating factors. From time to time, we make loans with loan-to-value ratios in excess of 90% which may be sold with servicing released. Title insurance is generally obtained in connection with all real estate secured loans.

         We believe that the consistent application of the criteria described above may mitigate some of the risks associated with lending to non-conforming borrowers.

         In determining whether the mortgaged property is adequate as collateral, we have an appraisal performed for each property considered for financing. The appraisal is completed by an independent qualified appraiser on a Fannie Mae form and generally includes pictures of comparable properties and pictures of the property securing the loan.

         Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. As a result, we cannot assure that the market value of the real estate underlying the loans will at any time be equal to or in excess of the outstanding principal amount of those loans. Although we have expanded the geographic area in which we originate loans, a downturn in the economy generally or in a specific region of the country may have an effect on our originations. See "Risk Factors - A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure which could reduce our profitability and limit our ability to repay the debt securities."

Loan Administration Procedures

         We employ a large staff of experienced collectors and supervisors working in shifts to manage non-performing loans. In addition, several in-house attorneys and paralegals work closely with these collectors and their managers to optimize collection efforts. The goal of our labor-intensive collections program is to emphasize delinquency prevention.

         In servicing business purpose loans and home equity loans, we typically send an invoice to borrowers on a monthly basis advising them of the required payment and its due date. We begin the collection process immediately after a borrower fails to make a monthly payment. We believe we begin the collection process earlier than lenders who provide financing to creditworthy borrowers. When a loan becomes 45 to 60 days delinquent, it is transferred to a workout specialist in the collections department. The workout specialist tries to reinstate a delinquent loan, seek a payoff, or occasionally enter into a modification agreement with the borrower to avoid foreclosure. All proposed workout arrangements are evaluated on a case-by-case basis, based on, among other things, the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If the loan becomes delinquent 61 days or more and a satisfactory workout arrangement with the borrower is not achieved or the borrower declares bankruptcy, the matter is immediately referred to our in-house attorneys for collection. Due to this timing, the foreclosure process on most delinquent loans is commenced before the loan is 100 days past due.

         To our knowledge, we are one of very few lenders that has an in-house legal staff dedicated to the collection of delinquent loans and the handling of bankruptcy cases. As a result, we believe our delinquent loans are reviewed from a legal perspective earlier in the collection process than is the case with loans made by traditional lenders so that troublesome legal issues can be noted and, if possible, resolved earlier. Our in-house legal staff also attempts to find solutions for delinquent loans, other than foreclosure. Every loan is analyzed to compare the property value against the loan balance and solutions are presented to the borrower based on the results of that analysis.

         In those situations where foreclosures are handled by outside counsel, the in-house legal staff manages outside counsel to ensure that the time period for handling foreclosures meets or exceeds established industry standards. Frequent contact between in-house and outside counsel insures that the process moves quickly and efficiently in an attempt to achieve a timely and economical resolution to contested matters.

Securitizations

         During the first nine months of fiscal 2002, we securitized $93.7 million of business purpose loans and $879.4 million of home equity loans. During fiscal 2001 we securitized $109.9 million of business purpose loans and $992.2 million of home equity loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" for additional information regarding our securitizations.

         Securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the sale of a pool of financial assets, in our case loans, to a trust in exchange for cash and a retained interest in the securitized loans which is called an interest-only strip. The trust issues multi-class securities which derive their cash flows from a pool of securitized loans. These securities, which are senior to our retained interest-only strips in the trust, are sold to public or private investors. We also retain servicing on securitized loans. See "--Loan Servicing."

         As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to the investors in the trust, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors. These cash flows also include cash flows from overcollateralization. Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.

         We may be required either to repurchase or to replace loans which do not conform to the representations and warranties we made in the agreements entered into when the loans are sold through a securitization. As of March 31, 2002, we have been required to repurchase or replace only one such loan from our securitization trusts.

         When borrowers are delinquent in making scheduled payments on loans included in a securitization trust, we are obligated to advance interest payments with respect to such delinquent loans if we deem that advances will ultimately be recoverable. These advances can first be made out of funds available in the respective trust's collection accounts, then from our operating cash if there are insufficient funds in the trust's collection accounts. These advances, including those made from the trust's collection accounts, which require reimbursement from us, may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on balance sheet. However, these advances have priority of repayment from the succeeding month's mortgage loan payments.

         At times we elect to repurchase some delinquent loans from the securitization trusts, some of which may be in foreclosure. Under the terms of the securitization agreements, repurchases are permitted only for delinquent loans and the purchase prices are at the loan's outstanding contractual balance plus accrued and unpaid interest and unreimbursed servicing advances. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flows from securitization trusts. See "Risk Factors -- Our securitization agreements require us to retain some risk on loans that do not meet the requirements in these agreements which could result in a reduction in profitability which would reduce the funds available to prepay the notes."

         Our securitizations can include a prefunding option where a portion of the cash received from investors is withheld until additional loans are transferred to the trust. The loans to be transferred to the trust to satisfy the prefund option must be substantially similar in terms of collateral, size, term, interest rate, geographic distribution and loan-to-value ratio as the loans initially transferred to the trust. To the extent we fail to originate a sufficient number of qualifying loans for the prefund account within the specified time period, our earnings during the quarter in which the funding was to occur would be reduced. We had no prefund obligations at March 31, 2002.

         The securitization of loans generated gains on sale of loans during the first nine months of fiscal 2002 of $129.1 million. Subject to market conditions, we anticipate that we will continue to securitize business purpose loans and home equity loans. We believe that a securitization program provides a number of benefits by allowing us to diversify our funding base, provide liquidity and lower our cost of funds.

Competition

         We compete for business purpose loans against many other finance companies and financial institutions. Although many other entities originate business purpose loans, we have focused our lending efforts on our niche market of businesses which may qualify for loans from traditional lending sources but who we believe are attracted to our products as a result of our marketing efforts, responsive customer service and rapid processing and closing periods.

         We have significant competition for home equity loans. Through Upland Mortgage and American Business Mortgage Services, Inc., we compete with banks, thrift institutions, mortgage bankers and other finance companies, which may have greater resources and name recognition. We attempt to mitigate these factors through a highly trained staff of professionals, rapid response to prospective borrowers' requests and by maintaining a relatively short average loan processing time. In addition, we implemented our Bank Alliance Program in order to generate additional loan volume. See "Risk Factors -- Competition from other lenders could adversely affect our profitability and our ability to repay the notes."

Regulation

         General. Our business is regulated by federal, state and, in certain cases, local laws. All home equity loans must meet the requirements of, among other statutes and regulations, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act of 1974, and their associated Regulations Z, X and B, respectively.

         Truth in Lending. The Truth in Lending Act and Regulation Z contain disclosure requirements designed to provide consumers with uniform, understandable information about the terms and conditions of loans and credit transactions so that consumers may compare credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel certain transactions described in the act and imposes specific loan feature restrictions on some loans, including some of the same types of loans originated by us. If we were found not to be in compliance with the Truth in Lending Act, some aggrieved borrowers could, depending on the nature of the non-compliance, have the right to recover actual damages, statutory damages, penalties, rescind their loans and/or to demand, among other things, the return of finance charges and fees paid to us. Other fines and penalties can also be imposed under the Truth in Lending Act and Regulation Z.

         Equal Credit Opportunity and Other Laws. We are also required to comply with the Equal Credit Opportunity Act and Regulation B, which prohibit creditors from discriminating against applicants on the basis of race, color, religion, national origin, sex, age or marital status. Regulation B also restricts creditors from obtaining certain types of information from loan applicants. Among other things, it also requires lenders to advise applicants of the reasons for any credit denial. Equal Credit Opportunity Act violations can also result in fines, penalties and other remedies.

         In instances where the applicant is denied credit or the rate of interest for a loan increases as a result of information obtained from a consumer credit reporting agency, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency whose credit report was used in making such determinations. It also requires that lenders provide other information and disclosures about the loan application rejection. In addition, we are subject to the Fair Housing Act and regulations under the Fair Housing Act, which broadly prohibit discriminatory practices in connection with our home equity and other lending businesses.

         Pursuant to the Home Mortgage Disclosure Act and Regulation C, we are also required to report information on loan applicants and certain other borrowers to the Department of Housing and Urban Development, which is among several federal and state agencies which monitor compliance with fair lending laws.

         We are also subject to the Real Estate Settlement Procedures Act and Regulation X. This law and regulation, which is administered by the Department of Housing and Urban Development, imposes limits on the amount of funds a borrower can be required to deposit with us in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third parties; and imposes various disclosure and other requirements.

         We are subject to various other federal, state and local laws, rules and regulations governing the licensing of mortgage lenders and servicers, procedures that must be followed by mortgage lenders and servicers, and disclosures that must be made to consumer applicants and borrowers. Failure to comply with these laws, as well as with the laws described above, may result in civil and criminal liability.

         Several of our subsidiaries are licensed and regulated by the departments of banking or similar entities in the various states in which they are conducting business. The rules and regulations of the various states impose licensing and other restrictions on lending activities, such as prohibiting discrimination and regulating collection, foreclosure procedures and claims handling, disclosure obligations, payment feature restrictions and, in some cases, these laws fix maximum interest rates and fees. Failure to comply with these requirements can lead to termination or suspension of licenses, rights of rescission for mortgage loans, individual and class action lawsuits and/or administrative enforcement actions. Our in house compliance staff, which includes attorneys, and our outside counsel review and monitor the lending policies of our subsidiaries for compliance with the various federal and state laws.

         The previously described laws and regulations are subject to legislative, administrative and judicial interpretation. Some of these laws and regulations have recently been enacted. Some of these laws and regulations are rarely challenged in or interpreted by the courts. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can make it difficult for us to always know what is permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations. See "Risk Factors - Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay the debt securities."

         State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, sometimes referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on our profitability. The

Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although we believe that these fees were fair and in compliance with applicable federal and state laws, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. The reserve which we previously established was adequate to cover the resolution of this matter. See "Risk Factors - Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay the debt securities."

         The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. The various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act; however, compliance with the new regulations was voluntary until July 1, 2001. These restrictions fall into two basic categories. First, a financial institution must provide various notices to consumers about such institution's privacy policies and practices. Second, this act imposes restrictions on a financial institution and gives consumers the right to prevent a financial institution from disclosing non-public personal information about the consumer to non-affiliated third parties, with exceptions. As with any new regulations, we have prepared the appropriate disclosures and internal procedures to assure compliance with these new requirements.

         If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

Employees

         At March 31, 2002, we employed 965 people on a full-time basis and 3 employees on a part-time bases. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

Property

         Except for real estate acquired in foreclosure in the normal course of our business, we do not presently hold title to any real estate for operating purposes. The interests which we presently hold in real estate are in the form of mortgages against parcels of real estate owned by our borrowers or their affiliates and real estate acquired through foreclosure.

         We presently lease office space at 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania, just outside the city limits of Philadelphia. We are currently leasing this office space with an annual rental cost of approximately $2.6 million. The current lease term expires July 31, 2003. In addition, we lease office space at 1 Presidential Boulevard, Bala Cynwyd, Pennsylvania. We are currently leasing the 1 Presidential office space with an annual rental cost of approximately $650,000. The current lease term expires November 30, 2004. We also lease the Roseland, New Jersey office, which functions as the headquarters for American Business Mortgage Services, Inc. and its subsidiary. The principal Roseland office lease term expires July 31, 2003 and contains a renewal option for an additional term of five years. The Roseland office facility has a current annual rental cost of approximately $766,000. In addition, we lease branch offices on a short-term basis in various cities throughout the United States. We do not believe that the leases for the branch offices are material to our operations.

Legal Proceedings

         On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The plaintiff alleges that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. The plaintiff seeks restitution, compensatory and punitive damages and attorney's fees and costs, in unspecified amounts. We believe that our imposition of this fee is permissible under applicable law and we intend to vigorously defend the case.

         Our lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending activities from time to time, including the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, described above. Due to our current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on our consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of these proceedings are influenced by factors outside of our control, it is possible that our estimated liability under these proceedings may change or that actual results will differ from our estimates. We expect, that as a result of the publicity surrounding predatory lending practices, we may be subject to other class action suits in the future.

         In addition, from time to time, we are involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While we cannot predict the ultimate outcome of these various legal proceedings, it is management's opinion that the resolution of these legal actions should not have a material effect on our financial position, results of operations or liquidity.

                       WHERE YOU CAN FIND MORE INFORMATION

         We filed a Registration Statement on Form S-2 (which, together with all exhibits and schedules thereto, is referred to as the "registration statement") with the SEC, with respect to the registration of the notes offered by this prospectus, which contains additional information and documents. For further information pertaining to our business, the debt securities offered by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other required information to the SEC. We will furnish all holders of the notes with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. We will also furnish all holders of the notes with a copy of an updated prospectus related to the notes after the SEC declares it effective.

         The following documents that we filed with the SEC, as well as all other reports filed with the SEC (File No. 0-22474) since June 30, 2001, are incorporated by reference in this prospectus:

             SEC Filing                               Period or Date
--------------------------------                  ----------------------
Annual Report on Form 10-K                             June 30, 2001
Quarterly Report on Form 10-Q                        September 30, 2001
Quarterly Report on Form 10-Q                        December 31, 2001
Quarterly Report on Form 10-Q                          March 31, 2002
Current Report on Form 8-K                             July 30, 2001
Current Report on Form 8-K                             August 9, 2001
Current Report on Form 8-K                           September 26, 2001
Current Report on Form 8-K                            October 1, 2001
Current Report on Form 8-K                            October 4, 2001
Current Report on Form 8-K                             March 18, 2002

         You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet site (http://www.sec.gov). Except as indicated above, the information on this web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web address is, and is only intended to be, an inactive textual reference.

         Our common stock is traded on the NASDAQ National Market System under the symbol "ABFI." You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

         We will provide, at no cost, to each person to whom this prospectus is delivered, upon written or oral request, copies of any of the information incorporated by reference or included in the registration statement, which is not included in this prospectus. Requests should be directed to:

                           Stephen M. Giroux, Esquire
                   American Business Financial Services, Inc.
                            Bala Pointe Office Centre
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440

                                   MANAGEMENT

General

         All of our directors and executive officers hold office during the term for which they are elected and until their successors are elected and qualified.

         The following table sets forth information regarding our Board of Directors and executive officers:

                 Name                    Age (1)                        Position
------------------------------------     -------   ------------------------------------------------
Anthony J. Santilli.................        59     Chairman, President, Chief Executive Officer,
                                                   Chief Operating Officer and Director
Leonard Becker......................        78     Director
Michael DeLuca......................        70     Director
Richard Kaufman.....................        60     Director
Jerome H. Miller....................        69     Director
Harold E. Sussman...................        76     Director
Beverly Santilli....................        42     First Executive Vice President and Secretary of
                                                   ABFS and President of American Business Credit
Jeffrey M. Ruben....................        39     Executive Vice President
Albert W. Mandia....................        55     Executive Vice President and Chief Financial
                                                   Officer
Milt Riseman........................        65     Chairman of Consumer Mortgage Group

---------------------
(1)  As of June 10, 2002.

Directors

         Our Amended and Restated Certificate of Incorporation currently provides that the Board shall consist of not less than one nor more than fifteen directors and that within these limits the number of directors shall be as established by the Board. The Board has set the number of directors at six or until their successors are elected and qualified. Our Amended and Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes which have staggered terms of office, and which are as equal in number as possible. The members of each class of directors are to be elected for a term of three years. Our Amended and Restated Articles of Incorporation does not permit stockholders to cumulate their votes for the election of directors.

         The principal occupation of each of our directors is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

         Anthony J. Santilli is our Chairman, President, Chief Executive Officer and Chief Operating Officer and is an executive officer of its subsidiaries. He has held these positions since early 1993 when we became the parent company of American Business Credit. He has held the positions with the subsidiaries since the formation of American Business Credit in June 1988.

         Prior to the founding of American Business Credit in 1988, Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society ("PSFS"). As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the Secretary of PSFS' Asset/Liability Committee from May 1983 to June 1985 and as the Secretary of PSFS' Policy Committee from June 1986 to June 1987.

         Leonard Becker is a self-employed real estate investor, a position he has held since 1980. Mr. Becker was a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns from 1967 to 1980. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate, and has been involved in the ownership of numerous shopping centers, office buildings and apartments. Mr. Becker formerly served as a director of Eagle National Bank and Cabot Medical Corp. and was a founding director in each of these corporations. Mr. Becker is also a director of Universal Display Corporation.

         Michael DeLuca is Chief Executive Officer and a Director of Lux Products Corporation, a position he has held since 1991. Mr. DeLuca was President, Chairman of the Board, Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products from 1982 to the end of 1991. Presently, Mr. DeLuca serves as a Director of BWC-West, Inc., Bradford-White International.

         Richard Kaufman is a private investor. From 1982 until the present, he has been self-employed and involved in making and managing investments for his own benefit. From 1976 to 1982, Mr. Kaufman was President and Chief Operating Officer of Morlan International, Inc., a cemetery and financial services conglomerate. From 1970 to 1976, Mr. Kaufman served as a Director and Vice President-Real Estate and Human Services Division of Texas International, Inc., an oil and gas conglomerate.

         Jerome H. Miller, D.O., is currently the medical director of GE Financial Assurance Co., a position he has held since August of 2001. From February 1996 through July 2001, Dr. Miller was a physician in the FRD Health System. Prior to that time, Dr. Miller was a private practitioner.

         Harold E. Sussman is currently a partner in the real estate firm of Colliers, L & A, a major commercial and industrial real estate brokerage and management firm in the Delaware Valley, Fort Lauderdale and Miami, Florida, with which he has been associated since 1972.

Executive Officers who are not also Directors

         Beverly Santilli, age 42, is First Executive Vice President, a position she has held since September 1998 and Secretary, a position she has held since our inception. Mrs. Santilli has held a variety of positions including Executive Vice President and Vice President. Mrs. Santilli is also the President of American Business Credit. Mrs. Santilli is responsible for all sales, marketing and the day-to-day operation of American Business Credit. Mrs. Santilli is also responsible for human resources of American Business Financial Services, Inc. and its subsidiaries. Prior to joining American Business Credit and from September 1984 to November 1987, Mrs. Santilli was affiliated with PSFS initially as an Account Executive and later as a Commercial Lending Officer with that bank's Private Banking Group. Mrs. Santilli is the wife of Anthony J. Santilli.

         Jeffrey M. Ruben, age 39, is Executive Vice President, a position he has held since September 1998. Mr. Ruben was general counsel from April 1992 to April 2001. He is also Executive Vice President of some of our subsidiaries, positions he has held since April 1992. Mr. Ruben is responsible for the loan and the lease collections departments, the asset allocation unit and the legal department. Mr. Ruben served as Vice President from April 1992 to 1995 and Senior Vice President from 1995 to 1998. From June 1990 until he joined us in April 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December 1987 until June 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds a New Jersey Mortgage Banker License and a New Jersey Secondary Mortgage Banker License.

         Albert W. Mandia, age 55, is Executive Vice President and Chief Financial Officer of American Business Financial Services, Inc., positions he has held since June 1998 and October 1998, respectively. Mr. Mandia is responsible for all financial, treasury, information systems, facilities and investor relations functions. Mr. Mandia also has responsibility for American Business Mortgage Services Broker Division. From 1974 to 1998, Mr. Mandia was associated with CoreStates Financial Corp. where he last held the position of Chief Financial Officer from February 1997 to April 1998.

         Milt Riseman, age 65, is Chairman of the Consumer Mortgage Group, a position he has held since June 1999. Mr. Riseman is responsible for the sales, marketing and day-to-day operation of Upland Mortgage, including the Upland Mortgage retail operation at the Bala Cynwyd, Pennsylvania headquarters, and the Upland branch operation, which includes our offices throughout the United States. He is also responsible for the consumer mortgage web site. Mr. Riseman was President of Advanta Mortgage from February 1994 until 1999. He joined Advanta in 1992 as Senior Vice President, Administration. From 1986 until 1992, Mr. Riseman was President of Citicorp Acceptance Corp. He joined Citicorp in 1965, and in 1978, he moved into general management positions in the bank's New York region.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2002 by our directors and executive officers and each person known to be the beneficial owners of five percent or more of our common stock, and all directors and executive officers as a group. The business address of our officers is our address. Information in this table has been adjusted to give effect to a 10% stock dividend declared on October 1, 2001 and payable on November 5, 2001 to stockholders of record on October 22, 2001.

                Name, Position and Address                        Number of Shares            Percentage
                    of Beneficial Owner                        Beneficially Owned(1)           of Class
--------------------------------------------------------------------------------------------------------------
Anthony J. Santilli, Chairman, President,                          1,106,525(2)(3)                41.3%
Chief Executive Officer, Chief Operating
Officer and Director of ABFS,
and Beverly Santilli, President of American Business
Credit and First Executive Vice President and Secretary of
ABFS

Michael DeLuca, Director of ABFS                                     257,919(4)                    9.7
Lux Products
6001 Commerce Park
Mt. Laurel, NJ  08054

Harold E. Sussman, Director of ABFS                                  150,477(5)                    5.7
Colliers, L&A
399 Market Street, 3rd Floor
Philadelphia, PA  19106

Richard Kaufman, Director of ABFS                                    151,972(6)                    5.7
1126 Bryn Tyddyn Drive
Gladwyne, PA  19035

Leonard Becker, Director of ABFS                                     148,775(7)                    5.7
Becker Associates
111 Presidential Blvd., Suite 140
Bala Cynwyd, PA  19004

Jeffrey M. Ruben                                                      50,649(8)                    1.9
Executive Vice President of ABFS

Jerome H. Miller, Director of ABFS                                    27,881(9)                    1.1
216 Tower Lane
Penn Valley, PA 19072

Albert W. Mandia                                                      24,733(10)                     *
Executive Vice President - Finance and Chief Financial
Officer of ABFS

Milton Riseman                                                         8,800(11)                     *
Chairman of Consumer Mortgage Group of ABFS

All executive officers and directors as a group                    1,927,731(12)                  64.6
(10 persons)

-----------------------------------
 *    Less than one percent.
(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.
(2) The 1,001,697 shares of our common stock are held directly by Mr. and Mrs. Santilli as joint tenants with right of survivorship and 3,493 of common stock held through our 401(k) Plan and 8,714 held in trust by Mr. Santilli, Mrs. Santilli and Raymond Bucceroni for the benefit of Luc Armon Santilli, Mr. and Mrs. Santilli's child.
(3) Includes options to purchase 64,763 shares of common stock awarded to Mr. Santilli pursuant to our Stock Option Plans, all of which are currently exercisable. Includes options to purchase 27,858 shares of common stock awarded to Mrs. Santilli pursuant to our Stock Option Plans, which are currently exercisable. Excludes options to purchase 14,355 shares of common stock which are not currently exercisable.
(4) Includes 156,271 shares of common stock held by the DeLuca Family Partnership LP of which Mr. DeLuca is the managing partner, 36,885 shares of common stock held by the Michael R. DeLuca Trust over which Mr. DeLuca exercises voting and/or dispositive power, and options to purchase 64,763 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.
(5) Includes 85,714 shares of common stock held directly and options to purchase 64,763 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.
(6) Includes 87,209 shares of common stock held directly. Includes options to purchase 64,763 shares of common stock awarded pursuant to our Stock Option Plan for Non-Employee Directors, which are currently exercisable.
(7) Includes 110,000 shares of common stock held directly and options to purchase 38,775 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.
(8) Includes 9,240 shares of common stock held directly, 9,151 shares of common stock held through our 401(k) Plan, and options to purchase 32,258 shares of common stock awarded to Mr. Ruben pursuant to our Stock Option Plans, which are currently exercisable. Excludes options to purchase 31,955 shares of common stock which are not currently exercisable.
(9) Includes 17,881 shares of common stock held directly, and options to purchase 10,000 shares of our common stock which are currently exercisable.
(10) Includes 1,100 shares of common stock held directly, 1,770 shares of common stock held through our 401(k) Plan, and options to purchase 21,863 shares of our common stock awarded to Mr. Mandia pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 36,575 shares or our common stock which are not currently exercisable.
(11) Includes options to purchase 8,800 shares of common stock awarded to Mr. Riseman pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 13,200 shares of common stock which are not currently exercisable.
(12) Includes options to purchase 398,606 shares of common stock awarded to our directors and officers pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 96,085 shares of common stock awarded to our directors and officers pursuant to our Stock Option Plans which are not currently exercisable.

                           MARKET FOR COMMON STOCK AND
                           RELATED STOCKHOLDER MATTERS

         Our common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI." Our common stock began trading on the NASDAQ National Market System on February 14, 1997.

         The following table sets forth the high and low sales prices of our common stock for the periods indicated. The stock price information appearing in the table below as well as dividend information described below the table has been retroactively adjusted to reflect the effect of a 5% stock dividend declared subsequent to June 30, 1999 and a 10% stock dividend declared subsequent to June 30, 2001.

                      Quarter Ended                 High           Low
------------------------------------------------ ----------    -----------
June 30, 2000................................... $  16.71        $  8.98
September 30, 2000..............................    13.92           4.44
December 31, 2000...............................     7.16           4.55
March 31, 2001..................................    12.05           5.45
June 30, 2001...................................    14.40           8.64
September 30, 2001..............................    17.34          11.75
December 31, 2001...............................    24.18          16.11
March 31, 2002..................................    19.24           8.98
June 30, 2002 (through June 4, 2002)............    15.80          10.36

         On June 10, 2002, the closing price of the common stock on the NASDAQ National Market System was $12.00.

         As of March 31, 2002, there were 140 record holders and approximately 1,400 beneficial holders of our common stock.

         During the nine months ended March 31, 2002, we paid dividends of $0.23 per share on our common stock for an aggregate dividend payment of $0.6 million. During the year ended June 30, 2001, we paid dividends of $0.29 per share on our common stock for an aggregate dividend payment of $1.0 million. During the year ended June 30, 2000, we paid $0.27 per share in dividends on our common stock, for an aggregate dividend payment of $1.0 million. During the year ended June 30, 1999, we paid $0.15 per share in dividends on our common stock, for an aggregate dividend payment of $0.6 million.

         On October 1, 2001, the Board of Directors declared a 10% stock dividend to be paid on November 5, 2001 to shareholders of record on October 22, 2001. Dividends for the first quarter of fiscal 2002, the years ended June 30, 2001, 2000 and 1999 have been retroactively adjusted to reflect this effect as if the additional shares had been outstanding for each period presented.

         The payment of dividends in the future is in the sole discretion of our Board of Directors and will depend upon, among other things, earnings, capital requirements and financial condition, as well as other relevant factors.

         As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the excess of our net assets over paid-in-capital or, if there is no excess, our net profits for the current and/or immediately preceding fiscal year.

         On October 27, 1997, we issued 22,264 shares of common stock to Stanley
L. Furst and Joel E. Furst as partial consideration for their 100% interest in American Business Mortgage Services, Inc. On April 2, 2001, we issued 2,750 shares to our director, Richard Kaufman as a result of services rendered in connection with the stock buyback program. Both of the aforementioned transactions were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

         We do not currently use a broker-dealer or the agent to assist in the sales of the debt securities. We may employ the services of a National Association of Securities Dealers, Inc. member broker-dealer in the future for purposes of offering the debt securities on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we may pay the broker-dealer a commission, which we estimate will range from .5% to 10% of the sale price of any notes sold through the broker-dealer, depending on numerous factors. We may also agree to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act and to reimburse the broker-dealer for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of the securities sold. We will otherwise offer the debt securities through our employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934.

         We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within two business days after receipt. Once your order has been accepted, the applicable order funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. No minimum number of debt securities must be sold in the offering. You will not know at the time of order whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

         We may from time to time offer investment incentives to investors. These incentives could take the form of merchandise, travel, accommodations, or other goods or services which would be awarded to investors who satisfy total investment, length of investment or other criteria. There are no specific incentive programs in place on the date of this prospectus. Any specific incentive program would be disclosed in a prospectus supplement. Investors must consider that they will recognize income for income tax purposes based upon the value of any incentive received.

                                  LEGAL MATTERS

         Blank Rome Comisky & McCauley LLP, a Pennsylvania limited liability partnership, Philadelphia, Pennsylvania, delivered an opinion stating that the debt securities when issued as contemplated by this prospectus will be binding obligations.

                                     EXPERTS

         The financial statements included and incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this prospectus and incorporated in this prospectus by reference, and are included and incorporated in this prospectus in reliance upon that report given upon the authority of BDO Seidman, LLP as experts in auditing and accounting.

                              CHANGE IN ACCOUNTANTS

         On August 2, 2001, Ernst & Young LLP resigned as our independent accountants. Ernst & Young LLP had been engaged as our auditor on May 17, 2001, replacing BDO Seidman, LLP. During the period of engagement through August 2, 2001, Ernst & Young LLP did not issue any reports on our financial statements.

         During our most recent fiscal year and the subsequent interim period through August 2, 2001, we did not have any disagreements with Ernst & Young LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report. During our most recent fiscal year and the subsequent interim period through August 2, 2001, none of the events described in Regulation S-K Item 304
(a)(1)(v) occurred.

         Our Board of Directors approved the reengagement of BDO Seidman, LLP as the Company's independent accountants effective August 8, 2001. BDO Seidman, LLP acted as our independent accountants during the two-year period ended June 30, 2000 through May 17, 2001. During the two years ended June 30, 2000 and the subsequent interim period through May 17, 2001, we consulted with BDO Seidman, LLP regarding the application of accounting principles in the normal course of BDO Seidman, LLP's engagement as our independent auditors. BDO Seidman, LLP issued reports on our financial statements during the two-year period ended June 30, 2000. The reports of BDO Seidman, LLP on our financial statements during the two-year period ended June 30, 2000 did not contain an adverse opinion, or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

         During the two-year period ended June 30, 2000, and interim period from July 1, 2000 through May 17, 2001, we did not have any disagreements with BDO Seidman, LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Seidman, LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
Unaudited Quarterly Financial Information:
Consolidated Balance Sheets as of March 31, 2002 and June 30, 2001.......   F-2
Consolidated Statements of Income for the nine months ended
         March 31, 2002 and 2001.........................................   F-3
Consolidated Statements of Stockholders' Equity for the nine months
         ended March 31, 2002............................................   F-4
Consolidated Statements of Cash Flow for the nine months ended
         March 31, 2002 and 2001.........................................   F-5
Notes to Consolidated Financial Statements...............................   F-7

Audited Annual Financial Information:
Report of Independent Certified Public Accountants.......................  F-18
Consolidated Balance Sheets as of June 30, 2001 and 2000.................  F-19
Consolidated Statements of Income for the years ended
         June 30, 2001, 2000 and 1999....................................  F-20
Consolidated Statements of Stockholders' Equity for the years ended
         June 30, 2001, 2000 and 1999....................................  F-21
Consolidated Statements of Cash Flow for the years ended
         June 30, 2001, 2000 and 1999....................................  F-22
Notes to Consolidated Financial Statements...............................  F-24

           American Business Financial Services, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                             (dollars in thousands)

                                                                               March 31,                    June 30,
                                                                                  2002                        2001
                                                                              -----------                  ----------
                                                                              (Unaudited)                    (Note)
Assets
Cash and cash equivalents                                                       $ 131,560                  $   91,092
Loan and lease receivables, net
   Available for sale                                                              67,547                      83,241
   Interest, fees and other                                                        13,333                      16,549
Interest-only strips (includes the fair value of over-
    collateralization related cash flows of $223,054
    at March 31, 2002 and $183,087 at June 30, 2001)                              490,147                     398,519
Servicing rights                                                                  118,194                     102,437
Receivable for sold loans                                                           8,216                      14,157
Prepaid expenses                                                                    3,407                       3,457
Property and equipment, net                                                        18,757                      20,750
Other assets                                                                       34,185                      36,285
                                                                                ---------                  ----------
Total assets                                                                    $ 885,346                  $  766,487
                                                                                =========                  ==========
Liabilities and Stockholders' Equity
Liabilities
Subordinated debt                                                               $ 640,736                  $  537,950
Warehouse lines and other notes payable                                            41,123                      51,064
Accrued interest payable                                                           44,419                      32,699
Accounts payable and accrued expenses                                              10,447                       8,324
Deferred income taxes                                                              33,929                      30,954
Other liabilities                                                                  47,520                      38,634
                                                                                ---------                  ----------
Total liabilities                                                                 818,174                     699,625
                                                                                ---------                  ----------

Stockholders' Equity
Preferred stock, par value $.001, authorized, 1,000,000
   shares; issued and outstanding, none                                                --                          --
Common stock, par value $.001, authorized, 9,000,000 shares
   issued:  3,645,192 shares at March 31, 2002 and
   3,645,092 shares at June 30, 2001 (including treasury shares of 1,060,311 at March 31, 2002 and 676,507 at
   June 30, 2001)                                                                       4                           4
Additional paid-in capital                                                         23,985                      23,984
Accumulated other comprehensive income                                             11,353                      10,337
Retained earnings                                                                  45,888                      43,922
Treasury stock, at cost                                                           (13,458)                    (10,785)
                                                                                ---------                  ----------
                                                                                   67,772                      67,462
Note receivable                                                                      (600)                       (600)
                                                                                ---------                  ----------
Total stockholders' equity                                                         67,172                      66,862
                                                                                ---------                  ----------
Total liabilities and stockholders' equity                                      $ 885,346                  $  766,487
                                                                                =========                  ==========

Note: The balance sheet at June 30, 2001 has been derived from the audited financial statements at that date.

See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                        Consolidated Statements of Income
                  (amounts in thousands, except per share data)
                                   (unaudited)

                                                                             Nine Months Ended
                                                                                  March 31,
                                                                       ------------------------------
                                                                            2002              2001
                                                                       -------------      -----------
Revenues
Gain on sale of loans                                                  $     129,139      $    91,529
Interest and fees                                                             16,759           16,555
Interest accretion on interest-only strips                                    25,920           17,857
Servicing income                                                               4,216            4,278
Other income                                                                     107                6
                                                                       -------------      -----------
Total revenues                                                               176,141          130,225
                                                                       -------------      -----------

Expenses
Interest                                                                      51,467           41,020
Provision for credit losses                                                    4,434            2,625
Employee related costs                                                        25,953           21,277
Sales and marketing                                                           18,937           17,930
General and administrative                                                    52,589           36,314
Interest-only strips valuation adjustment                                     13,153               --
                                                                       -------------      -----------
Total expenses                                                               166,533          119,166
                                                                       -------------      -----------

Income before provision for income taxes                                       9,608           11,059

Provision for income taxes                                                     4,035            4,424
                                                                       -------------      -----------
Net Income                                                             $       5,573      $     6,635
                                                                       =============      ===========
Earnings per common share:
   Basic                                                               $        2.07      $      1.86
                                                                       =============      ===========
   Diluted                                                             $        1.91      $      1.83
                                                                       =============      ===========
Average common shares:
   Basic                                                                       2,694            3,565
                                                                       =============      ===========
   Diluted                                                                     2,911            3,628
                                                                       =============      ===========

See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries

                 Consolidated Statement of Stockholders' Equity
                    For the nine months ended March 31, 2002
                  (amounts in thousands, except per share data)
                                   (unaudited)

                                         Common Stock                                                       Treasury Stock
                                     ---------------------                                              ----------------------
                                                                            Accumulated
                                      Number of               Additional      Other
                                        Shares                 Paid-In     Comprehensive    Retained     Number of
                                     Outstanding    Amount     Capital        Income        Earnings      Shares       Amount
                                     -----------    ------    ----------   -------------    --------     ---------    --------
Balance June 30, 2001                   2,969      $    4     $ 23,984       $ 10,337       $43,922         676      $ (10,785)
Comprehensive income:
  Net income                               --          --           --             --         5,573          --             --
  Net unrealized gain on
    interest-only strips                   --          --           --          1,016            --          --             --
                                        -----      ------     --------       --------       -------       -----      ---------
Total comprehensive income                 --          --           --          1,016         5,573          --             --
Issuance of new shares                     --          --            1             --            --          --             --
Stock dividend (10% of outstanding
    shares)                                --          --           --             --        (2,979)         --          2,979
Repurchase of treasury shares            (384)         --           --             --            --         384         (5,652)
Cash dividends ($0.23 per share)           --          --           --             --          (628)         --             --
                                        -----      ------     --------       --------       -------       -----      ---------
Balance March 31, 2002                  2,585      $    4     $ 23,985       $ 11,353       $45,888       1,060      $ (13,458)
                                        =====      ======     ========       ========       =======       =====      =========

                                                                Total
                                               Note          Stockholders'
                                             Receivable         Equity
                                             ----------      ------------


Balance June 30, 2001                        $  (600)          $ 66,862
Comprehensive income:
  Net income                                      --              5,573
  Net unrealized gain on
    interest-only strips                          --              1,016
                                             -------           --------
Total comprehensive income                        --              6,589
Issuance of new shares                            --                  1
Stock dividend (10% of outstanding
    shares)                                       --                 --
Repurchase of treasury shares                     --             (5,652)
Cash dividends ($0.23 per share)                  --               (628)
                                             -------           --------
Balance March 31, 2002                       $  (600)          $ 67,172
                                             =======           ========

See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flow
                             (dollars in thousands)
                                   (unaudited)

                                                                                          Nine Months Ended
                                                                                              March 31,
                                                                                  --------------------------------
                                                                                      2002                 2001
                                                                                  -----------           ----------
Cash Flow from Operating Activities:
Net income                                                                        $     5,573           $    6,635
Adjustments to reconcile net income to net cash
   used in operating activities:
         Gain on sale of loans                                                       (129,139)             (91,529)
         Depreciation and amortization                                                 29,806               20,913
         Interest accretion on interest-only strips                                   (25,920)             (17,857)
         Interest-only strips fair value adjustment                                    13,153                   --
         Provision for credit losses                                                    4,434                2,625
         Accounts written off, net                                                     (3,618)              (2,141)
Loans originated for sale                                                          (1,048,706)            (902,808)
Proceeds from sale of loans                                                         1,049,999              886,153
Principal payments on loans and leases                                                  8,098                5,109
Decrease (increase) in accrued interest and fees on loan and
   lease receivables                                                                    3,216               (3,627)
Purchase of initial overcollateralization on securitized
   loans                                                                                   --                 (341)
Required purchase of additional overcollateralization on
   securitized loans                                                                  (35,468)             (31,726)
Cash flow from interest-only strips                                                    70,729               57,039
Decrease (increase) in prepaid expenses                                                    50               (1,033)
Increase in accounts payable and accrued expenses                                      13,843                2,224
Accrued interest payable reinvested in subordinated debt                               20,545               13,049
Increase in deferred income taxes                                                       2,738                4,896
Increase (decrease) in loans in process                                                   762               (3,508)
Other, net                                                                             (1,079)              (4,251)
                                                                                  -----------           ----------

Net cash used in operating activities                                                 (20,984)             (60,178)
                                                                                  -----------           ----------
Cash Flows from Investing Activities:
   Purchase of property and equipment, net                                             (3,090)              (7,248)
   Principal receipts and maturities of investments                                        19                  740
                                                                                  -----------           ----------
Net cash used in investing activities                                             $    (3,071)          $   (6,508)
                                                                                  -----------           ----------

           American Business Financial Services, Inc. and Subsidiaries
                Consolidated Statements of Cash Flow (Continued)
                             (dollars in thousands)
                                   (unaudited)

                                                                                          Nine Months Ended
                                                                                              March 31,
                                                                                  --------------------------------
                                                                                      2002                  2001
                                                                                  -----------           ----------
Cash Flow from Financing Activities:
   Proceeds from issuance of subordinated debt                                    $   177,820           $  143,680
   Redemptions of subordinated debt                                                   (95,579)             (65,142)
   Net repayments of revolving lines of credit                                         (7,311)              (4,954)
   Principal payments on lease financing facility                                      (2,474)              (2,963)
   Repayments of repurchase agreement                                                      --               (3,606)
   Repayments of other notes payable                                                     (156)                (333)
   Financing costs incurred                                                            (1,497)              (2,516)
   Cash dividends paid                                                                   (628)                (775)
   Repurchase of treasury stock                                                        (5,652)              (3,835)
                                                                                  -----------           ----------

Net cash provided by financing activities                                              64,523               59,556
                                                                                  -----------           ----------

   Net increase (decrease) in cash and cash equivalents                                40,468               (7,130)
   Cash and cash equivalents, beginning of period                                      91,092               69,751
                                                                                  -----------           ----------

   Cash and cash equivalents, end of period                                       $   131,560           $   62,621
                                                                                  ===========           ==========

Supplemental disclosure of cash flow information
   Cash paid during the period for:
      Interest                                                                    $    19,324           $   17,162
                                                                                  ===========           ==========
      Income taxes                                                                $     1,086           $      572
                                                                                  ===========           ==========

See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                                 March 31, 2002

1.       Basis of Financial Statement Presentation

         American Business Financial Services, Inc., together with its subsidiaries (the "Company"), is a diversified financial services organization operating throughout the United States. The Company originates loans through a combination of channels including a national processing center located in the Company's centralized operating office in Bala Cynwyd, Pennsylvania, and a retail branch network of offices. The Company, through its principal direct and indirect subsidiaries, originates, sells and services loans to businesses secured by real estate and other business assets and home equity loans, typically to credit impaired borrowers secured by first and second mortgages. In addition, the Company offers subordinated debt securities to the public, the proceeds of which are used to repay existing debt, to fund loan originations and the Company's operations and for general corporate purposes including, but not limited to, repurchases of our outstanding common stock.

         Prior to January 1, 2001, the Company originated conventional first mortgage loans, which were sold in the secondary mortgage market. Effective January 1, 2001 we de-emphasized this business, however, we may, from time to time, consider originating conventional first mortgage loans on a limited basis in the future.

         The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended March 31, 2002 are not necessarily indicative of financial results that may be expected for the full year ended June 30, 2002. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included herein.

         On October 1, 2001, the Company's Board of Directors declared a 10% stock dividend which was paid on November 5, 2001 to shareholders of record on October 22, 2001. In conjunction with the Board's resolution, all outstanding stock options and the related exercise prices were adjusted. Accordingly, all outstanding shares, earnings per common share, dividends per share, average common share and stock option amounts for all periods presented have been retroactively adjusted to reflect the effect of the stock dividend.

         Certain prior period financial statement balances have been reclassified to conform to current period presentation.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002

1.       Basis of Financial Statement Presentation (Continued)

         Recent Accounting Pronouncements

         In July 2000, the Emerging Issues Task Force ("EITF"), a standard-setting group under the Financial Accounting Standards Board (the "FASB"), reached a consensus in EITF 99-20, "Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the recognition of interest income and the measurement of impairment of beneficial interests retained in securitization transactions. If upon evaluation, the retained interest holder determines there is a change in the estimated cash flows from the retained interests, the amount of accretable yield should be recalculated and in certain circumstances, if that change in estimated cash flows is an adverse change, an other than temporary impairment should be considered to have occurred. This accounting guidance was effective for fiscal quarters beginning after March 15, 2001. The new standard did not and is not expected to have a material effect on the Company's financial condition or results of operations.

         During the first nine months of fiscal 2002, due to increases in prepayment experience, a write down of $13.2 million was recorded on the Company's interest-only strips. This adjustment reflects the impact of higher prepayment experience on home equity loans than anticipated during the nine-month period. The impact of increased prepayments were considered to be other than temporary and were therefore recorded as an adjustment to earnings in the current period in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and EITF 99-20. This is consistent with the accounting treatment that would have been used prior to the adoption of EITF 99-20. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitizations" for further detail of this write down.

         In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125, also titled "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration.

         SFAS No. 140's standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

         SFAS No. 140 was effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002


1.       Basis of Financial Statement Presentation (Continued)

         standard in the fourth quarter of the fiscal year ended June 30, 2001 did not have a material effect on the Company's financial condition or results of operations and is not expected to have a material effect on the Company's financial condition or results of operations in future periods. However, the new standard requires that the Company record the obligation to repurchase loans from securitization trusts at the time the Company has the contractual right to repurchase loans whether or not the Company actually repurchases the loans.

         In July 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 provides specific guidance on how to identify the accounting acquirer in a business combination, provides specific criteria for recognizing intangible assets apart from goodwill and requires additional financial statement disclosure regarding business combinations. Although SFAS No. 141 may impact the accounting for business combinations we may enter into in the future, the adoption of the statement did not have an impact on our present financial condition or results of operations.

         In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 establishes standards for how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition, and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In addition, SFAS No. 142 requires additional financial statement disclosure for goodwill and other intangibles. Under the new standard, amortization of goodwill and intangible assets with an indefinite useful life will be discontinued. After a transitional impairment test, goodwill and intangible assets will be tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized. The provisions of SFAS No. 142 were required to be applied starting with fiscal years beginning after December 15, 2001. Early application was permitted for entities with fiscal years beginning after March 15, 2001. The Company adopted the new standard on July 1, 2001.

         Because the Company's goodwill is no longer being amortized, the reported amounts of goodwill will not decrease at the same time and in the same manner as under previous standards. There may be more volatility in reported income than under previous standards because impairment losses, if any, are likely to occur irregularly and in varying amounts. As of July 1, 2001, the Company performed a transitional impairment test, which did not indicate impairment of goodwill under the provisions of the new standard.

         For the nine months ended March 31, 2001, the Company recorded amortization of goodwill in the amount of $1.0 million. Adjusted to exclude amortization of goodwill, net income and diluted net income per share for the nine months ended March 31, 2001 were $7.2 million and $2.00, respectively.

         In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002


1.       Basis of Financial Statement Presentation (Continued)

         obligation in the period in which it is incurred. The statement is effective for fiscal years beginning after June 15, 2002. The adoption of the statement is not expected to have an impact on the Company's present financial condition or results of operations.

         In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 provides guidance on the accounting and reporting for the impairment and disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," and certain provisions of the Accounting Principles Board Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events or Transactions." The adoption of the statement is not expected to have an impact on the Company's present financial condition or results of operations.

2.       Loan and Lease Receivables - Available for Sale

         Loan and lease receivables available for sale which are held by the Company were as follows (in thousands):

                                                            March 31,      June 30,
                                                              2002           2001
                                                            --------      ----------
Real estate secured loans.................................  $ 54,757      $  68,838
Leases, net of unearned income of $787 and $1,324.........     9,560         14,455
                                                            --------      ---------
                                                              64,317         83,293
Less: Allowance for credit losses on loans and leases
   available for sale.....................................     3,297          2,480
                                                            --------      ---------
                                                              61,020         80,813
Receivable for securitized loans..........................     6,527          2,428
                                                            --------      ---------
                                                            $ 67,547      $  83,241
                                                            ========      =========

         In accordance with our securitization trust servicing agreements, the Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. In accordance with the provisions of SFAS No. 140, the Company has recorded a liability for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. A corresponding asset for the loans, at the lower of their cost basis or fair value, has also been recorded.

         At March 31, 2002 and June 30, 2001, the accrual of interest was suspended on real estate secured loans of $8.8 million and $4.5 million, respectively.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002


3.       Interest-Only Strips

         Activity for interest-only strips for the nine-month periods ended March 31, 2002 and 2001 were as follows (in thousands):

                                                                           March 31,
                                                                 ---------------------------
                                                                    2002              2001
                                                                 ---------         ---------
 Balance at beginning of period................................  $ 398,519         $ 277,872
 Initial recognition of interest-only strips, including
   initial overcollateralization of  $0 and $341...............    112,869            95,875
 Interest accretion............................................     25,920            17,857
 Required purchases of additional overcollateralization........     35,468            31,726
 Cash flow from interest-only strips...........................    (70,729)          (57,039)
 Net adjustments to fair value.................................      1,253            10,899
 Other than temporary fair value adjustment....................    (13,153)               --
                                                                 ---------         ---------
 Balance at end of period......................................  $ 490,147         $ 377,190
                                                                 =========         =========

         Interest-only strips include overcollateralization balances that represent undivided interests in securitization trusts maintained to provide credit enhancement to investors in securitization trusts. In order to meet the required overcollateralization levels, the trust initially retains cash flows until overcollateralization requirements, which are specific to each securitization, are met. At March 31, 2002, the fair value of overcollateralization related cash flows were $223.1 million.

4.       Servicing Rights

         Activity for servicing rights for the nine-month periods ended March 31, 2002 and 2001 were as follows (in thousands):

                                                                           March 31,
                                                                 ---------------------------
                                                                    2002              2001
                                                                 ---------         ---------
Balance at beginning of period.................................  $ 102,437         $  74,919
Initial recognition of servicing rights........................     37,371            35,128
Amortization...................................................    (21,614)          (13,406)
                                                                 ---------         ---------
Balance at end of period.......................................  $ 118,194         $  96,641
                                                                 =========         =========

         Servicing rights are periodically valued by the Company based on the current estimated fair value of the mortgage servicing asset. A review for impairment is performed by stratifying the serviced loans based on loan type, which is considered to be the predominant risk characteristic due to their different prepayment characteristics and fee structures. Key assumptions used in the periodic valuation of the servicing rights are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitizations." Impairments, if they occur, would be recognized in a valuation allowance for each impaired stratum in the period of adjustment. As of March 31, 2002, no valuation allowance for impairment was required.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002

5.       Other Assets and Other Liabilities

         Other assets were comprised of the following (in thousands):

                                                                  March 31,         June 30,
                                                                   2002               2001
                                                                 ---------         ---------
Goodwill..................................................       $  15,121         $  15,121
Financing costs, debt offering ...........................           6,401             7,707
Real estate owned.........................................           4,289             2,322
Due from securitization trusts for servicing related
    activities............................................           1,841             5,430
Investments held to maturity..............................             926               945
Trading assets, at fair value ............................             529                --
Other ....................................................           5,078             4,760
                                                                 ---------         ---------
                                                                 $  34,185         $  36,285
                                                                 =========         =========

         Other liabilities were comprised of the following (in thousands):

                                                                  March 31,         June 30,
                                                                   2002               2001
                                                                 ---------         ---------
Commitments to fund closed loans...............................  $  29,892         $  29,130
Escrow deposits held...........................................      8,608             6,425
Obligation for repurchase of securitized loans.................      7,679             2,478
Other..........................................................      1,341               601
                                                                 ---------         ---------
                                                                 $  47,520         $  38,634
                                                                 =========         =========

         See Note 2 for an explanation of the obligation for securitized loans subject to removal of accounts provisions.

6.       Subordinated Debt, Warehouse Lines and Other Notes Payable

         Subordinated debt was comprised of the following (in thousands):

                                                                  March 31,         June 30,
                                                                   2002               2001
                                                                 ---------         ---------
Subordinated debt (a).....................................       $ 624,677         $ 524,003
Subordinated debt - money market notes (b)................          16,059            13,947
                                                                 ---------         ---------
Total subordinated debt...................................       $ 640,736         $ 537,950
                                                                 =========         =========

         Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                                  March 31,         June 30,
                                                                   2002               2001
                                                                 ---------         ---------
Warehouse and operating revolving line of credit (c) .....       $  34,612         $  34,199
Warehouse revolving line of credit (d)....................           2,439            11,235
Lease funding facility (e)................................           2,999             5,474
Operating line of credit (f)..............................           1,073                --
Other debt................................................              --               156
                                                                 ---------         ---------
Total warehouse lines and other notes payable.............       $  41,123         $  51,064
                                                                 =========         =========

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002


6.       Subordinated Debt, Warehouse Lines and Other Notes Payable (Continued)

         (a) Subordinated debt due April 2002 through March 2012, interest rates ranging from 5.25% to 13.5%; subordinated to all of the Company's senior indebtedness.
         (b) Subordinated debt-money market notes due upon demand, interest rate at 4.88%; subordinated to all of the Company's senior indebtedness.
         (c) $50 million warehouse and operating revolving line of credit expiring December 2002, collateralized by certain loan receivables, advances to securitization trusts, real estate owned and certain interest-only strips.
         (d) $25 million warehouse revolving line of credit expiring May 2002, collateralized by certain loan receivables. The Company is currently renegotiating this credit facility. No assurances can be given that this credit facility will be extended, or if extended, will be on the same terms as described above.
         (e) Lease funding facility matures through December 2004, collateralized by certain lease receivables.
         (f) $1.2 million operating line of credit expiring January 2003, collateralized by our investment in the 99-A lease securitization trust.

         Warehouse lines and other notes payable were collateralized by $28.4 million of loan and lease receivables, $5.0 million of receivables from securitization trusts, $3.0 million of real estate owned and $28.8 million of interest-only strips at March 31, 2002.

         In addition to the above, the Company had available to it the following credit facilities:

         o $100 million revolving line of credit expiring March 2003, fundings to be collateralized by certain loan receivables. This line was unused at March 31, 2002.
         o $200 million revolving line of credit expiring November 2002, collateralized by certain loan receivables. This line was unused at March 31, 2002.
         o $300 million facility, expiring July 2002, which provides for the sale of mortgage loans into an off-balance sheet facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Application of Critical Accounting Policies -- Special Purpose Entities and Off-Balance Sheet Facilities" for further discussion of the off-balance sheet features of this facility.

        Interest rates on our revolving credit facilities range from one-month London Inter-Bank Offered Rate ("LIBOR") plus 1.25% to one-month LIBOR plus 2.5%. The weighted average interest rate paid on our revolving credit facilities was 3.69% for the nine-month period ended March 31, 2002.

        Under a registration statement declared effective by the Securities and Exchange Commission on October 16, 2001, we registered $325.0 million of subordinated debt. As of March 31, 2002, $174.4 million of this debt was available for future issuance. The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. Under the terms of the

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002

6.       Subordinated Debt, Warehouse Lines and Other Notes Payable (Continued)

         subordinated debt agreements there are no limits on the amount of senior debt the Company or its subsidiaries may incur. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

7.       Contingencies

         There has been an increased focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as "predatory lending" practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. As a result of these initiatives, the Company is unable to predict whether state, local or federal authorities will require changes in the Company's lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on our profitability. The Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although the Company believes that these fees were fair and in compliance with applicable federal and state laws, the Company agreed to reimburse borrowers approximately $221,000 with respect to a particular fee and to reimburse the Commonwealth of Pennsylvania $50,000 for their costs of investigation and for future public protection purposes. The reserve which the Company previously established was adequate to cover the resolution of this matter.

8.       Legal Proceedings

         On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The plaintiff alleges that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. The plaintiff seeks restitution, compensatory and punitive damages and attorney's fees and costs, in unspecified amounts. The Company believes that its imposition of this fee is permissible under applicable law and intends to vigorously defend the case.

         The Company's lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation,

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002

8.       Legal Proceedings (Continued)

         claims, investigations by governmental authorities, and legal proceedings arising out of their lending activities from time to time including the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, described above. Due to the Company's current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on the Company's consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of these proceedings are influenced by factors outside of the Company's control, it is possible that the Company's estimated liability under these proceedings may change or that actual results will differ from its estimates.

9.       Derivative Financial Instruments

         A primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed interest rate loans are originated and the date of securitization. The Company may, from time to time, utilize hedging strategies to mitigate the effect of changes in interest between the date loans are originated and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days.

         The Company recorded cash losses on the fair value of derivative financial instruments of $4.9 million during the nine months ended March 31, 2002, and $4.3 million during the nine months ended March 31, 2001, which were offset by securitization gains during the periods. There were no open derivative contracts designated as hedges or unrealized gains or losses from derivative contracts designated as hedges at March 31, 2002.

         An additional interest rate risk exposure is changes in the fair value of certain interest-only strips due to changes in one-month LIBOR rates. The structure of certain securitization trusts include a floating rate certificate tranche where trust certificates pay interest based on one-month LIBOR plus an interest rate spread. Floating rate tranches in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders. In order to manage this exposure, we have entered into an interest rate swap agreement to lock in a fixed interest rate on our third quarter fiscal 2002 securitization's fixed interest rate tranche. This derivative financial instrument is not designated as a hedge, and therefore, all gains or losses on this contract have been recorded through current income. For the three months ended March 31, 2002, the Company recognized a gain of $0.5 million in the fair value of this interest rate swap. The fair value is recorded on the balance sheet in trading assets, which are reported in other assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management" for further discussion of the Company's strategy for use of derivative financial instruments.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002

10.      Earnings Per Share

         Following is a reconciliation of the Company's basic and diluted earnings per share calculations (in thousands, except per share data):

                                                               Nine Months Ended
                                                                   March 31,
                                                           ---------------------------
                                                               2002           2001
                                                           -------------    ----------
         Earnings
         (a) Net Income                                    $       5,573    $    6,635
                                                           =============    ==========
         Average Common Shares
         (b) Average common shares outstanding                     2,694         3,565
             Average potentially dilutive shares                     217            63
                                                           -------------    ----------
         (c) Average common and potentially
             dilutive shares                                       2,911         3,628
                                                           =============    ==========
         Earnings Per Common Share
         Basic (a/b)                                       $        2.07    $     1.86
         Diluted (a/c)                                     $        1.91    $     1.83

11.      Segment Information

         The Company has three operating segments: Loan Origination, Treasury and Funding, and Servicing.

         The Loan Origination segment originates business purpose loans secured by real estate and other business assets and home equity loans including loans to credit impaired borrowers.

         The Treasury and Funding segment administers the issuance of the Company's subordinated debt securities and its related interest payments and obtains other sources of funding for the Company's general operating and lending activities.

         The Servicing segment services the loans the Company originates both while held by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

         The All Other segment mainly represents activities that do not meet the thresholds for determining reportable segments as defined by SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This segment includes financial assets not related to operating segments, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified. Transactions between reportable segments are reported at cost. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Reconciling items represent elimination of inter-segment income and expense items.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2002


11.      Segment Information (Continued)

                                                        Treasury
Nine months ended March 31, 2002            Loan          and                                    Reconciling
(in thousands):                          Origination    Funding       Servicing     All Other       Items         Consolidated
                                         -----------    --------      ---------     ---------    -----------      ------------
External revenues:
   Gain on sale of loans...........      $  129,139    $       -      $       -     $       -    $         -       $   129,139
   Interest income.................           5,705          738          1,041        25,920              -            33,404
   Non-interest income.............           9,222            1         25,762           102        (21,489)           13,598
Inter-segment revenues                            -       56,028              -        53,754       (109,782)                -
Operating expenses:
   Interest expense................          14,485       50,417             99        42,494        (56,028)           51,467
   Non-interest expense............          30,005        8,297         22,883        35,537              -            96,722
   Depreciation and amortization...           2,518          105            823         1,745              -             5,191
   Interest-only strips valuation
      adjustment...................               -            -              -        13,153              -            13,153
   Inter-segment expense...........          75,243            -              -             -        (75,243)                -
Income tax expense.................           9,162         (862)         1,259        (5,524)             -             4,035
                                         ----------    ---------      ---------     ---------    -----------       -----------
Net income (loss)..................      $   12,653    $  (1,190)     $   1,739     $  (7,629)   $         -       $     5,573
                                         ==========    =========      =========     =========    ===========       ===========
Segment assets.....................      $   87,211    $ 204,993      $ 119,069     $ 474,073    $         -       $   885,346
                                         ==========    =========      =========     =========    ===========       ===========

                                                        Treasury
Nine months ended March 31, 2001            Loan          and                                    Reconciling
(in thousands):                          Origination    Funding       Servicing     All Other       Items         Consolidated
                                         -----------    --------      ---------     ---------    -----------      ------------
External revenues:
   Gain on sale of loans...........      $   91,529    $       -      $       -     $       -    $         -       $    91,529
   Interest income.................           5,641          828          1,345        17,857              -            25,671
   Non-interest income.............           8,639            -         17,571             -        (13,185)           13,025
Inter-segment revenues                            -       47,032              -        40,354        (87,386)                -
Operating expenses:
   Interest expense................          16,894       36,807            380        33,971        (47,032)           41,020
   Non-interest expense............          26,062        9,171         15,143        22,082              -            72,458
   Depreciation and amortization...           2,801           96            633         2,158              -             5,688
   Inter-segment expense...........          53,539            -              -             -        (53,539)                -
Income tax expense.................           2,606          714          1,104             -              -             4,424
                                         ----------    ---------      ---------     ---------    -----------       -----------
Net income ........................      $    3,907    $   1,072      $   1,656     $       -    $         -       $     6,635
                                         ==========    =========      =========     =========    ===========       ===========
Segment assets.....................      $   92,425    $ 121,917      $ 100,104     $ 378,748    $         -       $   693,194
                                         ==========    =========      =========     =========    ===========       ===========

               Report of Independent Certified Public Accountants



American Business Financial Services, Inc.
Bala Cynwyd, Pennsylvania

         We have audited the accompanying consolidated balance sheets of American Business Financial Services, Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income and stockholders' equity, and cash flow for each of the years in the three-year period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 2001 and 2000, and the consolidated results of their operations and their cash flow for each of the years in the three-year period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.



/s/ BDO Seidman, LLP
BDO Seidman, LLP

Philadelphia, Pennsylvania
September 21, 2001

           American Business Financial Services, Inc. and Subsidiaries

                           Consolidated Balance Sheets

                                                                                     June 30,
                                                                              2001               2000
                                                                          ------------------------------
                                                                          (dollar amounts in thousands)
Assets
Cash and cash equivalents                                                 $    91,092         $   69,751
Loan and lease receivables, net
    Available for sale                                                         83,241             45,746
    Interest, fees and other                                                   16,549             13,002
Interest - only strips (includes the fair value
    of overcollateralization related
    cash flows of $183,087 and
    $133,755 at June 30, 2001 and 2000)                                       398,519            277,872
Servicing rights                                                              102,437             74,919
Receivable for sold loans and leases                                           14,157             51,283
Prepaid expenses                                                                3,457              2,209
Property and equipment, net                                                    20,750             17,756
Other assets                                                                   36,285             41,744
                                                                          ------------------------------
Total assets                                                              $   766,487         $  594,282
                                                                          ==============================
Liabilities
Subordinated debt                                                         $   537,950         $  390,676
Warehouse lines and other notes payable                                        51,064             50,842
Accounts payable and accrued expenses                                          41,023             31,496
Deferred income taxes                                                          30,954             22,773
Other liabilities                                                              38,634             36,380
                                                                          ------------------------------
Total liabilities                                                             699,625            532,167
                                                                          ------------------------------

Stockholders' equity
Preferred stock, par value $.001, authorized, 1,000,000 shares;
    Issued and outstanding, none                                                    -                  -
Common stock, par value $.001, authorized, 9,000,000 shares, issued: 3,645,092 shares in 2001 and 3,642,592 shares in 2000
    (including Treasury shares of 676,507 in 2001 and 49,047 in
    2000)                                                                           4                  4
Additional paid-in capital                                                     23,984             24,291
Accumulated other comprehensive income                                         10,337              5,458
Retained earnings                                                              43,922             36,850
Treasury stock at cost                                                        (10,785)            (3,888)
                                                                          ------------------------------
                                                                               67,462             62,715
Note receivable                                                                  (600)              (600)
                                                                          ------------------------------
Total stockholders' equity                                                     66,862             62,115
                                                                          ------------------------------
Total liabilities and stockholders' equity                                $   766,487         $  594,282
                                                                          ==============================

See accompanying notes to financial statements.

           American Business Financial Services, Inc. and Subsidiaries

                        Consolidated Statements of Income

                                                                       Year ended June 30,
                                                              2001             2000             1999
                                                         ------------------------------------------------
                                                                   (dollar amounts in thousands
                                                                      except per share data)
Revenues
Gain on sale of loans and leases                         $     128,978     $      90,380    $      64,490
Interest and fees                                               22,582            19,400           16,553
Interest accretion on interest-only strips                      26,069            16,616            2,021
Servicing income                                                 5,700             4,239            3,321
Other income                                                         7                11               39
                                                         ------------------------------------------------
Total revenues                                                 183,336           130,646           86,424
                                                         ------------------------------------------------

Expenses
Interest                                                        56,547            38,122           22,427
Provision for credit losses                                      5,190             2,045              928
Employee related costs                                          28,897            12,847            5,318
Sales and marketing                                             24,947            25,336           21,859
General and administrative                                      54,570            29,331           14,041
Interest-only strips fair value adjustment                           -            12,603                -
                                                         ------------------------------------------------
Total expenses                                                 170,151           120,284           64,573
                                                         ------------------------------------------------
Income before provision for income taxes                        13,185            10,362           21,851
Provision for income taxes                                       5,274             3,938            7,763
                                                         ------------------------------------------------
Income before cumulative effect of a change in
    accounting principle                                         7,911             6,424           14,088
Cumulative effect of a change in accounting principle              174                 -                -
                                                         ------------------------------------------------
Net income                                               $       8,085     $       6,424    $      14,088
                                                         ================================================
Earnings per common share
Income before cumulative effect of a change in
  accounting principle:
        Basic                                            $       2.29      $       1.71     $       3.48
        Diluted                                          $       2.24      $       1.66     $       3.38
Net income:
    Basic                                                $       2.34      $       1.71     $       3.48
    Diluted                                              $       2.29      $       1.66     $       3.38
Average common shares (in thousands)
    Basic                                                       3,452             3,766            4,050
    Diluted                                                     3,532             3,860            4,170

See accompanying notes to financial statements.

           American Business Financial Services, Inc. and Subsidiaries

                 Consolidated Statements of Stockholders' Equity

                                         Common Stock
                                     ---------------------
                                                                            Accumulated
                                      Number of               Additional      Other
                                        Shares                 Paid-In     Comprehensive    Retained     Treasury        Note
                                     Outstanding    Amount     Capital        Income        Earnings       Stock       Receivable
                                     -----------    ------    ----------   -------------    --------     ---------     ----------
Balance, June 30, 1998                    4,070    $     3     $  23,256    $      -        $  20,083    $       -      $  (600)
Comprehensive income:
    Net income                                -          -             -           -           14,088            -            -
    Unrealized gains on
      interest-only strips                    -          -             -       3,354                -            -            -
                                        ---------------------------------------------------------------------------------------
Total comprehensive income                    -          -             -       3,354           14,088            -            -
Issuance of non-employee stock
  options                                     -          -            73           -                -            -            -
Exercise of stock options                     4          -            10           -                -            -            -
Cash dividends ($0.165 per share)             -          -             -           -             (575)           -            -
Repurchase of treasury shares              (129)         -             -           -                -       (1,446)           -
                                        ---------------------------------------------------------------------------------------
Balance, June 30, 1999                    3,945          3        23,339       3,354           33,596       (1,446)        (600)
Comprehensive income:
    Net income                                -          -             -           -            6,424            -            -
    Unrealized gains on
      interest-only strips                    -          -             -       2,104                -            -            -
                                        ---------------------------------------------------------------------------------------
Total comprehensive income                    -          -             -       2,104            6,424            -            -
Issuance of non-employee stock
  options                                     -          -           130           -                -            -            -
Exercise of stock options                    70          1           218           -                -            -            -
Cash dividends ($0.30 per share)              -          -             -           -           (1,014)           -            -
Repurchase of treasury shares              (359)         -             -           -                -       (3,994)           -
Stock dividend (5% of outstanding
  shares)
     Issuance of treasury shares              -          -             -           -                -        1,552            -
     Issuance of new shares                   -          -           604           -           (2,156)           -            -
                                        ---------------------------------------------------------------------------------------
Balance, June 30, 2000                    3,656          4        24,291       5,458           36,850       (3,888)        (600)
Comprehensive income:
    Net income                                -          -             -           -            8,085            -            -
    Unrealized gains on
      interest-only strips                    -          -             -       4,879                -            -            -
                                        ---------------------------------------------------------------------------------------
Total comprehensive income                    -          -             -       4,879            8,085            -            -
                                        ---------------------------------------------------------------------------------------
Issuance of non-employee stock
  options                                     -          -          (333)          -                -            -            -
Cash dividends ($0.32 per share)              -          -             -           -           (1,013)           -            -
Repurchase of treasury shares              (690)         -             -           -                -       (6,897)           -
Issuance of new shares                        3          -            26           -                -            -            -
                                        ---------------------------------------------------------------------------------------
Balance, June 30, 2001                    2,969    $     4     $  23,984    $ 10,337        $  43,922    $ (10,785)     $  (600)
                                        =======================================================================================

                                                Total
                                             Stockholders'
                                                Equity
                                             -----------
Balance, June 30, 1998                       $    42,742
Comprehensive income:
    Net income                                    14,088
    Unrealized gains on
      interest-only strips                         3,354
                                             -----------
Total comprehensive income                        17,442
Issuance of non-employee stock
  options                                             73
Exercise of stock options                             10
Cash dividends ($0.165 per share)                   (575)
Repurchase of treasury shares                     (1,446)
                                             -----------
Balance, June 30, 1999                            58,246
Comprehensive income:
    Net income                                     6,424
    Unrealized gains on
      interest-only strips                         2,104
                                             -----------
Total comprehensive income                         8,528
Issuance of non-employee stock
  options                                            130
Exercise of stock options                            219
Cash dividends ($0.30 per share)                  (1,014)
Repurchase of treasury shares                     (3,994)
Stock dividend (5% of outstanding
  shares)
     Issuance of treasury shares                   1,552
     Issuance of new shares                       (1,552)
                                             -----------
Balance, June 30, 2000                            62,115
Comprehensive income:
    Net income                                     8,085
    Unrealized gains on
      interest-only strips                         4,879
                                             -----------
Total comprehensive income                        12,964
                                             -----------
Issuance of non-employee stock
  options                                           (333)
Cash dividends ($0.32 per share)                  (1,013)
Repurchase of treasury shares                     (6,897)
Issuance of new shares                                26
                                             -----------
Balance, June 30, 2001                       $    66,862
                                             ===========

See accompanying notes to financial statements.

           American Business Financial Services, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flow

                                                                       Year ended June 30,
                                                             2001              2000             1999
                                                         ------------------------------------------------
                                                                  (dollar amounts in thousands)
Cash flows from operating activities
Net income                                               $       8,085     $       6,424    $      14,088
Adjustments to reconcile net income to net cash used
    in operating activities:
       Gain on sales of loans and leases                      (128,978)          (90,380)         (64,490)
       Depreciation and amortization                            30,434            21,452           10,826
       Interest accretion on interest-only strips              (26,069)          (16,616)          (2,021)
       Interest-only strips fair value adjustment                    -            12,603                -
       Provision for credit losses                               5,190             2,045              928
       Net charge-offs                                          (3,999)           (1,458)          (1,107)
Loans and leases originated for sale                        (1,256,090)       (1,174,518)        (918,477)
Proceeds from sale of loans and leases                       1,218,370         1,112,686          812,454
Principal payments on loans and leases                           7,658             9,686            9,200
Increase in accrued interest and fees on loan and
    lease receivables                                           (3,547)           (6,139)          (2,767)
Required purchases of initial overcollateralization
    on securitized loans and leases                                  -           (11,232)          (4,825)
Required purchase of additional overcollateralization
    for securitized loans and leases                           (43,945)          (29,925)         (16,682)
Cash flow from interest-only strips                             82,905            49,508           32,927
(Increase) decrease in prepaid expenses                         (1,248)             (538)             901
Increase in accounts payable and accrued expenses                9,527             4,670           11,465
Increase in deferred income taxes                                4,930             6,169            5,539
(Decrease) increase in loans in process                         (4,012)           10,484           11,484
Other, net                                                      11,184             4,565            5,729
                                                         ------------------------------------------------
Net cash used in operating activities                          (89,605)          (90,514)         (94,828)
                                                         ------------------------------------------------

Cash flows from investing activities
Purchase of property and equipment                              (9,210)          (11,523)          (5,819)
Proceeds from sale of property and equipment                         -                 -              684
Purchase of investments                                              -              (713)               -
Principal receipts and maturity of investments                     751                32            3,428
                                                         ------------------------------------------------
Net cash used in investing activities                           (8,459)          (12,204)          (1,707)
                                                         ------------------------------------------------

           American Business Financial Services, Inc. and Subsidiaries

                                                                       Year ended June 30,
                                                             2001              2000             1999
                                                         ------------------------------------------------
                                                                  (dollar amounts in thousands)
Cash flows from financing activities
Proceeds from issuance of subordinated debentures        $     217,694     $     254,281    $     161,725
Principal payments on subordinated debentures                  (86,446)          (86,567)         (70,636)
Net proceeds from (borrowings on) revolving lines of
    credit                                                       8,095           (14,153)          25,241
Borrowings, lease funding facility                                   -            12,294                -
Principal payments, lease funding facility                      (3,866)           (2,955)               -
(Principal payments on) proceeds from repurchase
    agreement                                                   (3,605)           (1,072)           4,677
Principal payments on notes payable, other                        (402)           (1,963)          (1,566)
Financing costs incurred                                        (4,155)           (5,002)          (2,986)
Exercise of employee stock options                                   -               219               10
Cash dividends paid                                             (1,013)           (1,014)            (575)
Purchase of treasury stock                                      (6,897)           (3,994)          (1,446)
                                                         ------------------------------------------------
Net cash provided by financing activities                      119,405           150,074          114,444
                                                         ------------------------------------------------

Net increase in cash and cash equivalents                       21,341            47,356           17,909
Cash and cash equivalents at beginning of year                  69,751            22,395            4,486
                                                         ------------------------------------------------
Cash and cash equivalents at end of year                 $      91,092     $      69,751    $      22,395
                                                         ================================================

Supplemental disclosures of cash flow information:
Cash paid (net refunds received) during
    the year for:
       Interest                                          $      25,620     $      17,767    $      12,268
       Income taxes                                      $         662     $        (469)   $       3,750

Supplemental disclosure of noncash financing activity:
Noncash transaction recorded in connection with
    acquisition of subsidiary
Decrease in acquisition debt                             $           -     $        (457)   $      (1,001)
Decrease in loan and lease receivables                   $           -     $         457    $       1,001

See accompanying notes to financial statements.

           American Business Financial Services, Inc. and Subsidiaries

                          Notes to Financial Statements

                                  June 30, 2001


1.       Summary of Significant Accounting Policies

Business

American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a diversified financial service organization operating throughout the United States. The Company originates loans through a combination of channels including a national processing center located in the Company's centralized operating office in Bala Cynwyd, Pennsylvania, and a retail branch network of offices. The Company, through its principal direct and indirect subsidiaries, originates, sells and services loans to businesses secured by real estate and other business assets, mortgage and home equity loans, typically to credit impaired borrowers secured by first and second mortgages. In addition, the Company offers subordinated debt securities to the public, the proceeds of which are used to fund loan originations and the Company's operations.

Prior to January 1, 2001, the Company originated conventional first mortgage loans, which were sold in the secondary market. Effective January 1, 2001 the Company de-emphasized this business as a result of its strategy of focusing on its most profitable lines of business, however, the Company may from time to time consider originating conventional first mortgage loans on a limited basis in the future.

Effective December 31, 1999 the Company de-emphasized and subsequent to this date, discontinued the equipment leasing origination business as a result of its strategy of focusing on its most profitable lines of business.

Business Conditions

For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debt securities and borrowings under warehouse credit facilities or lines of credit. If it is unable to renew or obtain adequate funding through its sale of subordinated debt securities or under a warehouse credit facility, or other borrowings, the lack of adequate funds would reduce profitability. To the extent that the Company is not successful in maintaining or replacing existing subordinated debt securities upon maturity, it may have to limit loan originations or sell loans earlier than intended and restructure its operations. Limiting originations or earlier sales of loans could reduce profitability.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

The Company has historically experienced negative cash flow from operations since 1996 primarily because its business strategy of selling loans through securitization does not generate cash flow immediately. The Company expects this negative cash flow from operations to continue in the foreseeable future. If the Company continues to experience negative cash flows from operations, its ability to make principal and interest payments due under the terms of the subordinated debentures could be impaired. At June 30, 2001, there were approximately $292.7 million of subordinated debentures which will mature through June 30, 2002.

The Company obtains the funds to repay the subordinated debentures at their maturities by securitizing loans, selling whole loans and selling additional subordinated debentures. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations. If the Company is unable in the future to securitize loans, to sell whole loans, or to realize cash flows from interest-only strips and servicing rights generated in past securitizations, its ability to repay the subordinated debentures could be impaired.

In the event the Company was for any reason prohibited from offering additional subordinated debentures, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated maturities and vendor payments.

The contingent financial restructuring plan is based on actions that the Company would take to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, transitioning from securitizing the majority of loans originated to selling those loans on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back the development of new business distribution channels and less profitable businesses.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Account Policies (continued)

the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on interest-only strips and servicing rights, estimated servicing revenues and costs, valuation of real estate owned, the net recoverable value of interest and fee receivables and determination of the allowance for credit losses.

Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding shares, average common shares, earnings per common share and stock option amounts reported as of June 30, 2001, 2000 and 1999 have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001. All outstanding share, average common share, earnings per common share and stock option amounts reported as of June 30, 1999 have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999. See Note 10 for further description.

Cash and Cash Equivalents

Cash equivalents consist of short-term investments with an initial maturity of three months or less.

Loan and Lease Receivables

Loan and lease receivables - available for sale are loans and leases the Company plans to sell or securitize and are carried at the lower of aggregate cost (principal balance, including unamortized origination costs and fees) or market value. Market value is determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, and other relevant factors.

Loan and lease receivables - other is comprised mainly of accrued interest and fees on loans and leases and lease equipment residuals receivable from a third party. These amounts are carried at their net recoverable value.

Allowance for Credit Losses

The Company's allowance for credit losses on available for sale loans and leases is maintained to account for loans and leases that are delinquent and are expected to be ineligible for sale into a securitization as well as to account for estimates for credit losses on loans and leases that are current. The allowance is calculated based upon management's

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

estimate of the expected collectibility of loans and leases outstanding based upon a variety of factors, including but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral considerations.

Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance.

Loan and Lease Origination Costs and Fees

Direct loan and lease origination costs and loan fees such as points and other closing fees are recorded as an adjustment to the cost basis of the related loan and lease receivable. This asset is recognized in the Consolidated Statement of Income, in the case of loans, as an adjustment to the gain on sale recorded at the time the loans are securitized, or in the case of leases, are recognized as amortization expense over the term of the leases.

Interest-Only Strips

The Company sells a majority of its originated loans and has in the past sold leases through securitizations. In connection with these securitizations, the Company receives cash and an interest-only strip which represents our retained interest in the securitized loans and leases. As a holder of the interest-only strips, the Company is entitled to receive certain excess (or residual) cash flows and overcollateralization cash flows, which are derived from payments made to the trust from the securitized loans and leases after deducting payments to investors in the securitization trust and other miscellaneous fees. These cash flows are projected over the life of the loans and leases using certain prepayment and default assumptions. Excess cash flows are retained by the trust until certain overcollateralization levels are established. The overcollateralization is the excess of the aggregate principal balances of loans and leases in a securitized pool over investor interests. The overcollateralization serves as credit enhancement for the investors. The securitization trusts and its investors have no recourse to other assets of the Company for failure of the securitized loans and leases to pay when due.

The fair values of the excess and overcollateralization cash flows are estimated based on a discounted cash flow analysis, and are recorded by the Company at the time loans and leases are securitized. Cash flows are discounted from the date the cash is expected to be available to the Company (the "cash-out method"). Cash flows are discounted at rates

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

management believes are commensurate with the risks involved in the Company's securitization assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" for further discussion of how the discount rates are determined.

Interest-only strips are periodically revalued by the Company based on a discounted cash flow analysis of loans and leases remaining in the trusts. The assumptions for prepayment and default rates are monitored against actual experience and adjusted if warranted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitizations" for further discussion of how these assumptions are determined.

Servicing Rights

When loans or leases are sold through a securitization, the servicing on the loans or leases is retained and we capitalize the benefit associated with the rights to service securitized loans and leases. The amount of servicing rights to be capitalized is calculated by allocating their relative fair value to other consideration received in the securitization. We receive annual contractual servicing fees of 50 to 70 basis points which are paid out of accumulated mortgage loan payments before payments of principal and interest are made to trust certificate holders. Prepayment fees, late charges, nonsufficient fund fees and other fees are retained directly by us as servicer as payments are collected from the borrowers.

Fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation for servicing. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. These projections incorporate assumptions, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. Periodically, capitalized servicing rights are evaluated for impairment, which is measured as the excess of unamortized cost over fair value. The servicing rights are stratified by loan type (business, home equity loan or lease) which is the predominant risk characteristic of the underlying financial asset. Impairment, if any, is measured by strata. The assumptions for prepayment and default rates used in updating the projection of the fair value of servicing rights are monitored against actual experience and adjusted if warranted.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

Prepaid Assets

Prepaid assets are comprised mainly of amounts paid for insurance coverage and printed marketing materials and customer lists, which have not yet been utilized. Costs for printed materials and customer lists are expensed as they are utilized. Other marketing and advertising costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets ranging from 3 to 15 years.

Financing Costs and Amortization

Financing costs incurred in connection with public offerings of subordinated debt securities are recorded in other assets and are amortized over the term of the related debt.

Investments Held to Maturity

Investments classified as held to maturity recorded in other assets consist of asset-backed securities that the Company has the positive intent and ability to hold to maturity. These investments are stated at amortized cost.

Real Estate Owned

Property acquired by foreclosure or in settlement of loan and lease receivables is recorded in other assets, and is carried at the lower of the cost basis in the loan or fair value of the property less estimated costs to sell.

Goodwill

Goodwill is recorded in other assets and represents the excess of cost over the fair value of the net assets acquired from the Company's 1997 acquisition of New Jersey Mortgage and Investment Corp. (now known as American Business Mortgage Services, Inc.) Goodwill is amortized on a straight-line basis over the expected period of benefit, which approximates 15 years. Periodically the Company performs a review for events or

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

changes in circumstances that may indicate that the carrying amount of goodwill might exceed the fair value, which would require an adjustment, for impairment, to the goodwill balance. The Company utilizes estimated future cash flows of purchased subsidiary compared to the carrying value of the subsidiary including goodwill to determine if impairment exists. At June 30, 2001 no goodwill impairment existed.

Revenue Recognition

The Company derives its revenue principally from gain on sale of loans and leases, interest accretion on interest-only strips, interest and fee income on loans and leases, and servicing income.

Gains on sales of loans and leases through securitizations represent the difference between the net proceeds to the Company, including retained interests in the securitization, and the allocated cost of loans or leases securitized. The allocated cost of loans or leases securitized is determined by allocating their net carrying value between the loans or leases, the interest-only strips and the servicing rights retained by the Company based upon their relative fair values.

Interest accretion on interest-only strips represents the yield component of cash flows received on interest-only strips. The basis for recognizing interest accretion on interest-only strips is the prospective approach. Periodically, the Company updates estimates of residual cash flow from its securitizations. When it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, the Company prospectively adjusts the estimated interest accretion earned by the securitization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year Ended June 30, 2001 Compared to Year Ended June 30, 2000" for additional discussion of interest accretion.

Interest and fee income consists of interest earned on loans and leases while held in the Company's portfolio, premiums earned on loans sold with servicing released and other ancillary fees collected in connection with loan and lease origination. Interest income is recognized based on the simple interest or scheduled interest method depending on the original structure of the loan. Accrual of interest income is suspended when the receivable is contractually delinquent for 90 days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review will cause earlier suspension if collection is

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

doubtful. Premiums earned on loans sold with servicing released, referred to as whole loan sales, are the difference between the net proceeds from the sale and the loans net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees.

Servicing income is recognized as contractual fees and other fees for servicing loans and leases are collected, net of amortization of servicing rights assets.

Derivative Financial Instruments

The primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed interest rate loans are originated and the date of securitization. The Company utilizes hedging strategies to mitigate the effect of changes in interest between the date rate commitments on loans are made and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days.

These strategies include the utilization of derivative financial instruments such as futures and forward pricing on securitizations. The nature and quality of hedging transactions are determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. At the time the contract is executed, derivative contracts are specifically designated as hedges of mortgage loans, loan commitments or of residual interests in mortgage loans in the Company's conduit facilities, which we would expect to be included in a permanent securitization at a future date. The mortgage loans, loan commitments and mortgage loans underlying the residual interests in the conduit facilities consist of essentially similar pools of fixed interest rate loans and loan commitments, collateralized by real estate (primarily residential real estate) with similar maturities and credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above Eurodollar or interest rate swap yield curves with a three-year maturity. The Company hedges potential rate changes in the Eurodollar or interest rate swap yield curves with futures contracts or forward sales contracts on a similar underlying security. This practice has provided strong correlation between our hedge contracts and the ultimate pricing we have received on the subsequent securitizations. The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. Fair value of derivative

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

financial instruments is based on quoted market prices. Fair value of the items hedged is based on current pricing of these assets in a securitization. Cash flow related to hedging activities is reported as it occurs. Gains and losses on terminated contracts are recognized when the termination occurs. The effectiveness of our hedges are continuously monitored. If correlation did not exist, the related gain or loss on the contract would be recognized as an adjustment to income in the period incurred. See Footnote 17 for further discussion of the Company's use of derivative financial instruments.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Under the asset and liability method used by the Company to provide for income taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of existing assets and liabilities.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, which had the same title. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140's standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

SFAS No. 140 is effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this standard in the fourth quarter of fiscal 2001 did not have a material effect on the Company's financial condition or results of operations and is not expected to have a material effect on the Company's financial condition or results of operations in future periods. However, the new standard requires that we record the obligation to repurchase loans from securitization trusts at the time we have the contractual right to repurchase the loans whether or not we actually repurchase the loan.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

In July 2000, the Emerging Issues Task Force ("EITF"), a standard-setting group under the Financial Accounting Standards Board, reached a consensus in EITF 99-20, "Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the recognition of interest income and the measurement of impairment on beneficial interests retained in securitization transactions. If upon evaluation, the retained interest holder determines there is a change in the estimated cash flows from the retained interests, the amount of accretable yield should be recalculated and in certain circumstances, if that change in estimated cash flows is an adverse change, an other than temporary impairment should be considered to have occurred. This accounting guidance is effective for fiscal quarters beginning after March 15, 2001. The new standard is not expected to have a material effect on the Company's financial condition or results of operations.

In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 establishes standards for how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition, and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In addition, SFAS No. 142 requires additional disclosure for goodwill and other intangibles. Under the new standard, amortization of goodwill and intangible assets with an indefinite useful life will be discontinued. After a transitional impairment test, goodwill and intangible assets will be tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized.

Because the Company's goodwill will no longer be amortized after the adoption of the new standard, the reported amounts of goodwill will not decrease at the same time and in the same manner as under previous standards. There may be more volatility in reported income than under previous standards because impairment losses, if any, are likely to occur irregularly and in varying amounts. As of June 30, 2001, the Company performed a transitional impairment test which did not indicate impairment of goodwill under the provisions of the new standard. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001. The Company plans to adopt the new standard beginning July 1, 2001.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

1.       Summary of Significant Accounting Policies (continued)

In April 2000, the FASB released interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." The guidance, among other things, changed the accounting for stock options issued to non-employee directors. Previously, accounting rules required that options issued to non-employees including directors be expensed, based on the fair value of the options, at the time the options were granted. The new interpretation allows options granted to directors to be accounted for consistently with those granted to employees if certain conditions are met, and therefore, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. In accordance with the guidance, in fiscal 2001, the Company recorded $174 thousand as a cumulative effect of a change in accounting principle, which represents the cumulative amount of expense recognized in prior years for stock options issued to non-employee directors.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

2. Loan and Lease Receivables

Loan and lease receivables - available for sale were comprised of the following (in thousands):

                                                             June 30,
                                                       2001           2000
                                                     -----------------------

Real estate secured loans                            $71,266         $28,203
Leases (net of unearned income of
    $1,324 and $2,503)                                14,455          18,832
                                                     -----------------------

                                                      85,721          47,035

Less: allowance for credit losses on loan
    and lease receivables available for sale           2,480           1,289
                                                     -----------------------
                                                     $83,241         $45,746
                                                     =======================

Real estate secured loans have contractual maturities of up to 30 years.

At June 30, 2001 and 2000, the accrual of interest income was suspended on real estate secured loans of $4.5 million and $4.3 million, respectively. The allowance for loan losses includes reserves established for expected losses on these loans.

Substantially all leases are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

3. Allowance for Credit Losses

The activity for the allowance of credit losses is summarized as follows (in thousands):

                                                  Year ended June 30,
                                           2001          2000          1999
                                        ----------------------------------------

Balance at beginning of year            $   1,289      $    702      $    881
Provision for credit losses:
     Business purpose loans                 1,503           660           278
     Home equity loans                      2,600           350           296
     Equipment leases                       1,087         1,035           354
                                        ----------------------------------------
Total provision                             5,190         2,045           928
                                        ----------------------------------------
Charge-offs, net of recoveries:
     Business purpose loans                (1,374)         (225)         (301)
     Home equity loans                     (1,634)          (85)         (486)
     Equipment leases                        (991)       (1,148)         (320)
                                        ----------------------------------------
Total charge-offs, net                     (3,999)       (1,458)       (1,107)
                                        ----------------------------------------

Balance at end of year                  $   2,480      $  1,289      $    702
                                        ========================================

Ratio of losses in the portfolio
    during the period to the average
    managed portfolio (a)                   0.53%         0.31%         0.12%
Ratio of allowance to gross
    receivables                             2.89%         2.84%         2.04%

(a) The average managed portfolio includes loans and leases we hold as available for sale and securitized loans and leases we service for others. See Note 6 for detail of the total managed portfolio.

Recoveries of loans and leases previously charged-off were $434 thousand, $53 thousand and $3 thousand during the years ended June 30, 2001, 2000 and 1999, respectively.

While we are under no obligation to do so, at times we elect to repurchase some foreclosed and delinquent loans from the securitization trusts. Under the terms of the

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

3. Allowance for Credit Losses (continued)

securitization agreements, repurchases are permitted only for foreclosed and delinquent loans and the purchase prices are at the loans' outstanding contractual balance. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flows from securitization trusts. The related charge-offs on these repurchased loans are included in our provision for credit losses in the period of charge-off.

The following table summarizes the principal balances of loans repurchased from securitization trusts (in thousands):

                                                Year ended June 30,
                                        2001          2000           1999
                                   --------------------------------------------

Business loans                       $   4,501      $  4,118       $     74
Home equity loans                       10,549         4,710          1,272
                                   --------------------------------------------
Total                                $  15,050      $  8,828       $  1,346
                                   ============================================

Number of loans repurchased                154            81             19
                                   ============================================

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

4. Securitizations

The following schedule details loan and lease securitizations (dollars in millions):

                                                  Year ended June 30,
                                           2001           2000           1999
                                       -----------------------------------------

Loans and leases securitized:
    Business loans                      $    109.9     $    104.5     $    71.9
    Home equity loans                        992.2          887.9         613.0
    Equipment leases                            --            9.3          92.6
                                       -----------------------------------------
                                        $  1,102.1     $  1,001.7     $   777.5
                                       =========================================

Number of term securitizations:
    Business and home equity loans               4              4             4
    Equipment leases                            --              1             2

Cash proceeds:
    Business and home equity loans      $  1,113.8     $    993.0     $   685.0
    Equipment leases                            --           10.0          91.1

Gains:
    Business and home equity loans      $    129.0     $     90.2     $    61.9
    Equipment leases                            --            0.2           2.6
                                       -----------------------------------------
                                        $    129.0     $     90.4     $    64.5
                                       =========================================

The table below summarizes certain cash flows received from and paid to securitization trusts for the year ended June 30, 2001 ($ in millions):

        Proceeds from new securitizations                            $1,113.8
        Contractual servicing fees received                              25.6
        Other cash flows received on retained interests (a)              36.2
        Purchases of delinquent or foreclosed assets                    (15.1)
        Servicing advances                                               (5.2)
        Repayments of servicing advances                                  2.8

        (a) Amount is net of required purchases of additional overcollateralization.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

4. Securitizations (continued)

The Company's securitizations involve a two-step transfer that qualified for sale accounting under SFAS No. 125 and also qualify under SFAS No. 140. First, the Company sells the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans and leases. Next, the special purpose entity then sells the loans and leases to a qualified special purpose entity ("the Trust"), transferring title of the loans and isolating those assets from the Company. Finally, the Trust issues certificates to investors to raise the cash purchase price, collects proceeds on behalf of the certificate holders, distributes proceeds and has a distinct legal standing from the Company.

In July 2000, the Company established a $200.0 million facility, which provides for the sale of mortgage loans into an off-balance sheet funding facility with UBS Warburg. This facility was increased to $300 million in June 2001. Sales into the off-balance sheet conduit facility involves a two-step transfer that qualified for sale accounting under Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and with the June 2001 amendment, qualifies under SFAS No. 140, also titled "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." First, the Company sells the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans. Next, the special purpose entity sells the loans to a qualified special purpose entity (the "facility") for cash proceeds generated by its sale of notes to a third party purchaser. The Company has no obligation to repurchase the loans except under certain conditions where loans do not conform to representations and warranties made by us at the time of sale, and neither the third party note purchaser nor the sponsor has a right to require such repurchase. The facility can be directed by the sponsor to dispose of the loans, typically this has been accomplished by re-securitizing them in a term securitization. The third party note purchaser also has the right to sell the loans. Under this arrangement, the loans have been isolated from the Company; and, as a result, transfers to the conduit facility are treated as sales for financial reporting purposes. As of June 30, 2001, there were $28.1 million in principal amount of loans in the Warburg conduit facility.

Prior to March 2001, we had an arrangement with a warehouse lender, which included an off-balance sheet facility. The sale into this off-balance sheet conduit facility involved a

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

4. Securitizations (continued)

two step transfer that also qualified for sale accounting under SFAS No. 125. The Company terminated this facility in March 2001.

In fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value the residual portion of our interest-only strips. This change in the discount rate was considered an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that led to this other than temporary decline in fair value include:

o    Sustained increase in market interest rates;

o Increases in the all-in cost of the Company's mortgage loan trust investor certificates;

o Increases in the Company's cost of funding its interest-only strips, particularly the interest rate paid on subordinated debt; and

o Events and conditions in the mortgage lending industry and the actions by others in that industry.

The write down also included a charge of $1.9 million for the impact of changes in one-month LIBOR deemed to be other than temporary. A portion of the certificates issued to investors by securitization trusts have floating interest rates based on one-month LIBOR plus an interest rate spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in interest rates paid on the floating rate certificates. The write down included a credit of $0.5 million for the net impact of adjustments made to the prepayment assumptions on mortgage loan securitizations at June 30, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitizations" for a discussion of the discount rate and prepayment assumptions. The write down reduced net income by $7.8 million and reduced diluted earnings per share by $2.03.

The following table provides information regarding the initial and current assumptions applied in determining the fair values of our interest-only strips and servicing rights.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

4. Securitizations (continued)

                Summary of Material Mortgage Loan Securitization
          Valuation Assumptions and Actual Experience at June 30, 2001

                                                     2001-2   2001-1   2000-4   2000-3   2000-2   2000-1   1999-4   1999-3  1999-2
                                                     ------   ------   ------   ------   ------   ------   ------   ------  ------
Interest-only strip residual discount rate (a):
   Initial valuation..............................     13%      13%      13%      13%      13%      11%      11%      11%     11%
   Current valuation..............................     13%      13%      13%      13%      13%      13%      13%      13%     13%
Servicing rights discounts rate:
   Initial valuation .............................     11%      11%      11%      11%      11%      11%      11%      11%     11%
   Current valuation .............................     11%      11%      11%      11%      11%      11%      11%      11%     11%

Prepayment rates:
   Initial assumption:
   Expected Constant Prepayment Rate (CPR):
     Business loans (c) ..........................     11%      11%      10%      10%      10%      10%      10%      10%     10%
     Home equity loans ...........................     22%      22%      24%      24%      24%      24%      24%      24%     24%
   Ramp period (months) (b):
     Business loans ..............................      24       24       24       24       24       24       24       24      24
     Home equity loans ...........................      30       30       24       24       24       18       18       18      18
   Current assumptions:
   Expected Constant Prepayment Rate (CPR):
     Business loans (c) ..........................     11%      11%      11%      11%      12%      12%      11%      11%     11%
     Home equity loans ...........................     22%      22%      22%      22%      22%      22%      22%      22%     22%
   Ramp period (months) (b):
     Business loans ..............................      24       24       24       24       24       24       24       24      Na
     Home equity loans ...........................      30       30       30       30       30       30       30       30      30
   CPR adjusted to reflect ramp:
     Business loans ..............................      3%       3%       4%       5%       9%      14%      19%      23%     26%
     Home equity loans ...........................      2%       4%       7%      11%      14%      16%      17%      17%     17%
   Current prepayment experience (d):
     Business loans ..............................      --       --       --       7%       5%       6%       9%      12%     14%
     Home equity loans ...........................      --       --       --      12%      13%      19%      21%      20%     16%

Annual credit loss rates:
     Initial assumption ..........................   0.40%    0.40%    0.40%    0.40%    0.40%    0.40%    0.30%    0.25%   0.25%
     Current assumption ..........................   0.40%    0.40%    0.40%    0.40%    0.40%    0.40%    0.30%    0.25%   0.25%
     Actual experience ...........................      --       --       --    0.04%       --    0.14%    0.11%    0.13%   0.17%

Servicing fees:
   Contractual fees ..............................   0.50%    0.50%    0.70%    0.50%    0.50%    0.50%    0.50%    0.50%   0.50%
   Ancillary fees ................................   1.25%    1.25%    1.25%    1.25%    1.25%    1.25%    1.25%    1.25%   1.25%

------------------
(a) Projected cash flows from overcollateralization are discounted at the highest trust certificate pass-through interest rate for each securitization averaging 7% at June 30, 2001. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Summary of Selected Mortgage Loan Securitization Trust Information table for rates specific to each securitization.
(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.
(c) Rate is the estimated expected weighted average prepayment rate over the securitization's estimated remaining life. Business CPR ramps to an expected peak rate over 24 months then declines to the final expected CPR by month 40.
(d)  Rate is a six-month historical average.
Na = not applicable

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

4. Securitizations (continued)

                Summary of Material Mortgage Loan Securitization
    Valuation Assumptions and Actual Experience at June 30, 2001 (Continued)

                                                    1999-1   1998-4   1998-3   1998-2   1998-1   1997-2   1997-1   1996-2   1996-1
                                                    ------   ------   ------   ------   ------   ------   ------   ------   ------
Interest-only strip residual discount rate (a):
   Initial valuation.........................         11%      11%      11%      11%      11%      11%      11%      11%      11%
   Current valuation.........................         13%      13%      13%      13%      13%      13%      13%      13%      13%
Servicing rights discount rate:
   Initial valuation.........................         11%      11%      11%      11%      11%      11%      11%      11%      11%
   Current valuation.........................         11%      11%      11%      11%      11%      11%      11%      11%      11%

Prepayment rates:
   Initial assumption:
   Expected Constant Prepayment Rate (CPR):
     Business loans (c)......................         10%      13%      13%      13%      13%      13%      13%      13%      13%
     Home equity loans.......................         24%      24%      24%      24%      24%      24%      24%      24%      24%
   Ramp period (months) (b):
     Business loans..........................          24       24       24       24       24       24       24       24       24
     Home equity loans.......................          18       12       12       12       12       12       12       12       12
   Current assumptions:
   Expected Constant Prepayment Rate (CPR):
     Business loans (c)......................         10%      10%      10%      10%      10%      15%      10%      10%      10%
     Home equity loans.......................         22%      22%      22%      15%      16%      20%      17%      20%      14%
   Ramp period (months) (b):
     Business loans..........................          Na       Na       Na       Na       Na       Na       Na       Na       Na
     Home equity loans.......................          30       30       Na       Na       Na       Na       Na       Na       Na
   CPR adjusted to reflect ramp:
     Business loans..........................         23%      20%      17%      14%      11%      15%      10%      10%      10%
     Home equity loans.......................         20%      22%      22%      15%      16%      20%      17%      20%      14%
   Current prepayment experience (d):
     Business loans..........................         18%      19%      20%      17%      21%      15%       8%       4%       3%
     Home equity loans.......................         22%      19%      22%      15%      16%      20%      17%      20%      14%

Annual credit loss rates:
     Initial assumption......................       0.25%    0.25%    0.25%    0.25%    0.25%    0.25%    0.25%    0.25%    0.25%
     Current assumption......................       0.25%    0.35%    0.40%    0.55%    0.45%    0.25%    0.25%    0.25%    0.25%
     Actual experience.......................       0.26%    0.36%    0.39%    0.56%    0.45%    0.26%    0.28%    0.28%    0.26%

Servicing fees:
   Contractual fees..........................       0.50%    0.50%    0.50%    0.50%    0.50%    0.50%    0.50%    0.50%    0.50%
   Ancillary fees............................       1.25%    1.25%    1.25%    0.75%    0.75%    0.75%    0.75%    0.75%    0.75%

------------------
(a) Projected cash flows from overcollateralization are discounted at the highest trust certificate pass-through interest rate for each securitization averaging 7% at June 30, 2001. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Summary of Selected Mortgage Loan Securitization Trust Information table for rates specific to each securitization.
(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.
(c) Rate is the estimated expected weighted average prepayment rate over the securitization's estimated remaining life. Business CPR ramps to an expected peak rate over 24 months then declines to the final expected CPR by month 40.
(d)  Rate is a six-month historical average.
Na = not applicable

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

4. Securitizations (continued)

The table below outlines the sensitivity of the June 30, 2001 fair value of our interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. (dollars in millions):

Securitized collateral balance                                     $2,494.6
Balance sheet carrying value of retained interests                   $501.0
Weighted-average collateral life (in years)                             4.2

Prepay Speed Assumption Sensitivity:
Impact on fair value for 10% adverse change                           $18.0
Impact on fair value for 20% adverse change                           $34.3

Loss Rate Assumption Sensitivity:
Impact on fair value for 10% adverse change                            $2.6
Impact on fair value for 20% adverse change                            $5.1

Floating Rate Debt Assumption Sensitivity (a):
Impact on fair value for 10% adverse change                            $2.0
Impact on fair value for 20% adverse change                            $4.1

Discount Rate Assumption Sensitivity:
Impact on fair value for 10% adverse change                           $17.0
Impact on fair value for 20% adverse change                           $35.0

------------------
(a) The floating rate bonds are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR rate assumption used in this sensitivity analysis was derived from a forward yield curve.

The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in others, which might magnify or counteract the impact of the intended change.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

4. Securitizations (continued)

The residual assets of lease securitizations represent an immaterial portion of the total residual assets and are therefore aggregated with mortgage loans in the above sensitivity analysis.

5. Interest-Only Strips

Interest-only strips were comprised of the following (in thousands)

                                            June 30,
                                      2001            2000
                                  ---------------------------

Interest-only strips
    Available for sale             $  395,520     $  273,629
    Trading assets                      2,999          4,243
                                  ---------------------------
                                   $  398,519     $  277,872
                                  ===========================

Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At June 30, 2001 and 2000, the fair value of overcollateralization related cash flows were $183.1 million and $133.8 million, respectively.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

5. Interest-Only Strips (continued)

The activity for interest-only strip receivables is summarized as follows (in thousands):

                                                              Year ended June 30,
                                                             2001            2000
                                                        ------------------------------
Balance at beginning of year                             $   277,872     $   178,218
Initial recognition of interest-only strips,
    including initial overcollateralization of
    $611 and $11,232, respectively                           125,408         111,714
Required purchases of additional
    overcollateralization                                     43,945          29,925
Interest accretion                                            26,069          16,616
Cash flow from interest-only strips                          (82,905)        (49,508)
Net adjustments to fair value                                  8,130           3,510
Other than temporary fair value adjustment                        --         (12,603)
                                                        ------------------------------
Balance at end of year                                   $   398,519     $   277,872
                                                        ==============================

In Fiscal 2000, a write down of $12.6 million was recorded on the Company's interest-only strips. See Note 4 - "Securitizations" for further description of the write down.

SFAS No. 134, "Accounting for Mortgage Backed Securities Retained After Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," which became effective January 1, 1999, requires that after the securitization of a mortgage loan held for sale, the resulting mortgage-backed security or other retained interests be classified based on the Company's ability and intent to hold or sell the investments. As a result, retained interests previously classified as trading assets, as required by prior accounting principles, have been reclassified to available for sale. The effect of SFAS No. 134 on net income and net income per share in fiscal 1999 was $3.3 million and $0.80, respectively.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

6. Servicing Rights

The total managed loan and lease portfolio, which includes loans and leases held by the Company as available for sale, and securitized loans and leases we service for others, is as follows (in thousands):

                                                          June 30,
                                                  2001                2000
                                             ----------------------------------

Home equity loans                             $  2,223,429        $  1,578,038
Business purpose loans                             300,192             221,546
Equipment leases                                    65,774             118,956
                                             ----------------------------------
                                              $  2,589,395        $  1,918,540
                                             ==================================

The activity for the loan and lease servicing rights asset is summarized as follows (in thousands):

                                                    Year ended June 30,
                                                  2001               2000
                                             --------------------------------

Balance at beginning of year                  $   74,919         $   43,210
Initial recognition of servicing rights           47,469             44,574
Amortization                                     (19,951)           (12,181)
Write down                                            --               (684)
                                             --------------------------------
Balance at end of year                        $  102,437         $   74,919
                                             ================================

Servicing rights are periodically valued by the Company based on the current estimated fair value of the servicing asset. A review for impairment is performed by stratifying the serviced loans and leases based on loan type, which is considered to be the predominant risk characteristic due to their different prepayment characteristics and fee structures. Key assumptions used in the periodic valuation of the servicing rights are described in Note 4. Impairments, if they occurred, would be recognized in a valuation allowance for each impaired stratum in the period of impairment. To date, our valuation analysis has not indicated any impairment other than the $0.7 million write down recorded in fiscal 2000 and no valuation allowance has been required. At June 30, 2001 and 2000, the periodic valuations supported the carrying value of servicing rights.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

7. Property and Equipment

Property and equipment is comprised of the following (in thousands):

                                                             June 30,
                                                      2001              2000
                                                 ------------------------------

Computer equipment and software                   $   24,771        $   16,809
Office furniture and equipment                        10,849            10,119
Leasehold improvements                                 2,985             2,481
                                                 ------------------------------
                                                      38,605            29,409
Less accumulated depreciation and
    amortization                                      17,855            11,653
                                                 ------------------------------
                                                  $   20,750        $   17,756
                                                 ==============================

Depreciation and amortization expense was $6.2 million, $4.4 million and $2.9 million for the years ended June 30, 2001, 2000 and 1999, respectively.

8. Other Assets and Other Liabilities

Other assets are comprised of the following (in thousands):

                                                               June 30,
                                                          2001           2000
                                                      --------------------------

Goodwill, net of accumulated amortization
    of $4,477 and $3,132                               $  15,121      $  16,465
Due from securitization trusts for servicing
    related activities                                     5,430         10,075
Financing costs, debt offerings                            7,707          6,244
Other                                                      4,760          5,605
Real estate owned                                          2,322          1,659
Investments held to maturity                                 945            983
Investments available for sale (U.S.
    Treasury Securities)                                      --            713
                                                      --------------------------
                                                       $  36,285      $  41,744
                                                      ==========================

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

8. Other Assets and Other Liabilities (continued)

Other liabilities are comprised of the following (in thousands):

                                                   June 30,
                                             2001           2000
                                          --------------------------

Commitments to fund closed loans           $  29,130      $  33,142
Escrow deposits held                           6,425          3,238
Other                                          3,079             --
                                          --------------------------
                                           $  38,634      $  36,380
                                          ==========================

9. Subordinated Debt and Warehouse Lines and Other Notes Payable

Subordinated debt was comprised of the following (in thousands):

                                                         June 30,
                                                   2001            2000
                                               ----------------------------

Subordinated debentures (a)                     $  524,003      $  379,836
Subordinated debentures - money market
    notes (b)                                       13,947          10,840
                                               ----------------------------
Total subordinated debentures                   $  537,950      $  390,676
                                               ============================

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

9. Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                                                June 30,
                                                                         2001             2000
                                                                     ----------------------------
Warehouse and operating revolving line of credit (c)                  $  34,199        $      --
Warehouse revolving line of credit (d)                                   11,235            3,861
Warehouse revolving line of credit (e)                                       --              250
Warehouse revolving line of credit (f)                                       --           28,229
Revolving line of credit (g)                                                 --            5,000
Repurchase agreement (h)                                                     --            3,606
Lease funding facility (i)                                                5,474            9,339
Other debt                                                                  156              557
                                                                     ----------------------------
Total warehouse lines and other notes payable                         $  51,064        $  50,842
                                                                     ============================

------------------
(a) Subordinated debentures due July 2001 through June 2011, interest rates ranging from 6.85% to 13.50%; subordinated to all of the Company's senior indebtedness.
(b) Subordinated debentures-money market notes due upon demand, interest rate at 6.15%; subordinated to all of the Company's senior indebtedness.
(c) $50 million warehouse and operating revolving line of credit expiring December 2001, interest rates ranging from LIBOR plus 1.5% to LIBOR plus 2.0%, collateralized by certain loan receivables and certain interest-only strips from securitization trusts. At any time the amount drawn for operating purposes is limited to $5 million.
(d) $25 million warehouse revolving line of credit expiring February 2002, interest rate of LIBOR plus 1.75%, collateralized by certain loan receivables.
(e) $250 million warehouse line of credit terminated March 2001, interest rate of LIBOR plus 1.0%, collateralized by certain loan receivables. The credit facility also provided for the sale of loans into an off-balance sheet facility. See "Management's Discussion and Analysis - Securitizations" for further discussion of the off-balance sheet features of this facility.
(f) $150 million warehouse revolving line of credit expired October 2000, interest rates ranged from LIBOR plus 1.375% to 2.0%, collateralized by certain loan receivables.
(g) $5 million revolving line of credit expired December 2000, interest rate of LIBOR plus 2.0%, collateralized by certain interests in securitization trusts.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

9. Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

(h) Repurchase agreement repaid January 2001, interest rate of LIBOR plus 0.5%, collateralized by certain lease backed securities.
(i) Lease funding facility matures through December 2004, interest rate of LIBOR plus 1.77% collateralized by certain lease receivables.

Warehouse lines and other notes payable were collateralized by $47.5 million of loan and lease receivables and $20.0 million of interest-only strips at June 30, 2001.

In addition to the above the Company had available to it the following credit facilities:

     o $200 million revolving line of credit expiring January 2002, interest rate ranges from LIBOR plus 0.95% to 1.15%, fundings to be collateralized by certain loan receivables. This line was unused at June 30, 2001.

     o $200 million revolving line of credit expiring March 2002, interest rate of commercial paper rates plus 0.99%, fundings to be collateralized by certain loan receivables. This line was unused at June 30, 2001.

     o $300.0 million facility, which provides for the sale of mortgage loans into an off-balance sheet funding facility expiring June 2002. See
          Note 4 for further discussion of the off-balance sheet features of this facility.

Under a registration statement declared effective by the Securities and Exchange Commission on October 30, 2000, we registered $350 million of subordinated debt. As of June 30, 2001, $117.9 million of debt was available for future issuance. The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. There is no limit on the amount of senior debt the Company may incur. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

10. Stockholders' Equity

In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of the Company's common stock, which was at the time, and has continued to, trade at below book value. In addition, the Company's consistent earnings growth over the past several years did not result in a corresponding increase in the market value of its common stock. In November 2000, the Board of Directors extended this program through fiscal 2001, and authorized the purchase of up to 20% of our outstanding shares of common stock. In fiscal 2001, the Company repurchased 627,460 shares of common stock, representing 19% of the November 2000 outstanding shares. The cumulative effect of the stock repurchase program was an increase in diluted earnings per share of $0.35 for the year ended June 30, 2001, and $0.06 for the year ended June 30, 2000.

Subsequent to June 30, 2001, the stock repurchase program was completed, and in July 2001 the board of directors extended the program through fiscal 2002 and authorized the purchase of up to 10% of the then outstanding shares which was approximately 2,661,000 shares at that date.

On October 1, 2001, the Company's Board of Directors declared a 10% stock dividend to be paid on November 5, 2001 to shareholders of record on October 22, 2001. In addition, the Board resolved that all outstanding stock options would be adjusted for the dividend. Accordingly, all outstanding shares, earnings per common share, average common share and stock option amounts for fiscals 2001, 2000 and 1999 have been retroactively adjusted to reflect the effect of the stock dividend.

On August 18, 1999, the Company's Board of Directors declared a 5% stock dividend to be paid on September 27, 1999 to shareholders of record on September 3, 1999. In addition the Board resolved that all outstanding stock options would be adjusted for the dividend. Accordingly, all outstanding shares, earnings per common share, average common share and stock option amounts for fiscal 1999 have been retroactively adjusted to reflect the effect of the stock dividend.

The Company increased its quarterly dividend to $0.07 per share in fiscal 2000. Dividends of $0.29, $0.27 and $0.15 were paid in the years ended June 30, 2001, 2000 and 1999, respectively.

The Company has a loan receivable from an officer of the Company for $600 thousand, which was an advance for the exercise of stock options to purchase 225,012 shares of the Company's common stock. The loan is due in September 2005 (earlier if the stock is

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

10. Stockholders' Equity (continued)

disposed of). Interest at 6.46% is payable annually. The loan is secured by 225,012 shares of the Company's stock, and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

11. Employee Benefit Plan

The Company has a 401(k) defined contribution plan, which was established in 1995, available to all employees who have been with the Company for one year and have reached the age of 21. Employees may generally contribute up to 15% of their salary each year, subject to IRS imposed limitations. The Company, at its discretion, may match up to 25% of the first 5% of salary contributed by the employee, and may match an additional 25% of the first 5% of salary contributed by the employee in Company stock. The Company's contribution was $307 thousand, $304 thousand and $263 thousand for the years ended June 30, 2001, 2000 and 1999, respectively.

12. Stock Option Plans

The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. Options are generally granted to key employees at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years. At June 30, 2001, 168,850 shares were available for future grant under the Company's stock option plans.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

12. Stock Option Plans (continued)

A summary of key employee stock option activity for the years ended June 30, 2001, 2000 and 1999 follows. Stock option activity for the years ended June 30, 1999 and 1998 have been retroactively adjusted for the effect of the 10% and 5% stock dividends described in Note 10.

                                                                      Weighted-Average
                                                Number of Shares       Exercise Price
                                               ----------------------------------------
Options outstanding, June 30, 1998                  369,600              $  16.45
Options granted                                      15,593                 16.24
Options exercised                                    (4,331)                 2.31
Options canceled                                    (45,623)                18.62
                                               ----------------------------------------
Options outstanding, June 30, 1999                  335,239                 15.22
Options granted                                     248,215                 11.82
Options exercised                                   (45,912)                 2.35
Options canceled                                    (24,832)                18.90
                                               ----------------------------------------
Options outstanding, June 30, 2000                  512,710                 14.55
Options granted                                      74,250                  5.85
Options canceled                                    (82,775)                17.40
                                               ----------------------------------------
Options outstanding, June 30, 2001                  504,185              $  12.80
                                               ========================================

The Company also issues stock options to non-employee directors. Options generally are granted to non-employee directors at or above the market price of the stock on the date of grant, fully vest when granted and expire three to ten years after the date of grant.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

12. Stock Option Plans (continued)

A summary of non-employee director stock option activity for the three years ended June 30, 2001, 2000 and 1999 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in
Note 10.

                                                                      Weighted-Average
                                                Number of Shares       Exercise Price
                                               ----------------------------------------
Options outstanding, June 30, 1998                   150,150             $   8.45
Options granted                                       23,100                12.99
                                               ---------------------------------------
Options outstanding, June 30, 1999                   173,250                 9.06
Options granted                                       44,000                11.82
Options exercised                                    (24,750)                4.55
                                               ---------------------------------------
Options outstanding, June 30, 2000                   192,500                10.39
Options granted                                       44,000                 5.80
Options canceled                                     (23,100)               20.13
                                               ---------------------------------------
Options outstanding, June 30, 2001                   213,400             $   8.39
                                               =======================================

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

12. Stock Option Plans (continued)

The Company accounts for stock options issued under these plans using the intrinsic value method, and, accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. Had the Company accounted for stock options granted under these plans using the fair value method, pro forma net income and earnings per share would have been as follows (in thousands except per share amounts):

                                                    June 30,
                                         2001         2000          1999
                                      -------------------------------------
Net income
    As reported                        $  8,085     $  6,424     $  14,088
    Pro forma                             8,168        6,161        13,811

Earnings per share - basic
    As reported                        $   2.34     $   1.71     $    3.48
    Pro forma                              2.36         1.64          3.41

Earnings per share - diluted
    As reported                        $   2.29     $   1.66     $    3.38
    Pro forma                              2.31         1.59          3.31

The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                         June 30,
                                      2001                 2000                 1999
                                 ---------------------------------------------------------
Expected volatility                    40%                  30%                  30%
Expected life                         8 yrs.               8 yrs.             5-10 yrs.
Risk-free interest rate           4.99% - 5.89%        6.12% - 6.70%        4.50% - 5.68%

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

12. Stock Option Plans (continued)

The following tables summarize information about stock options outstanding under these plans at June 30, 2001:

                                   Options Outstanding
------------------------------------------------------------------------------------------
                                                     Weighted
                                                    Remaining                 Weighted
   Range of Exercise            Number of          Contractual                 Average
   Prices of Options              Shares          Life in Years            Exercise Price
------------------------------------------------------------------------------------------
  $   4.33 to 6.19                220,688               5.8                 $     5.12
      11.82                       275,715               7.3                      11.82
      12.99 to 17.32              159,968               4.7                      16.18
      18.94 to 22.51               61,214               6.5                      20.70
                           ---------------------------------------------------------------
                                  717,585               6.2                 $    11.49
                           ===============================================================

                                   Options Exercisable
------------------------------------------------------------------------------------------
                                                     Weighted
                                                    Remaining                 Weighted
   Range of Exercise            Number of          Contractual                 Average
   Prices of Options              Shares          Life in Years            Exercise Price
------------------------------------------------------------------------------------------
  $   4.33 to 6.19                146,988               4.4                 $     4.86
      11.82                        98,593               5.2                      11.82
      12.99 to 17.32              139,524               4.5                      16.02
      18.94 to 22.51               39,039               6.5                      20.72
                           ---------------------------------------------------------------
                                  424,144               4.8                 $    11.61
                           ===============================================================

In April 2000, the FASB released interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." The guidance, among other things, changed the accounting for stock options issued to non-employee directors. Previously, accounting rules required that options issued to non-employees including directors be expensed, based on the fair value of the options, at the time the options were granted. The new interpretation allows options granted to directors to be accounted for consistently with those granted to employees if certain conditions are met, and therefore, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. In accordance with the guidance, in fiscal 2001, the Company recorded $174 thousand as a cumulative effect of a change in accounting principle, which

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

12. Stock Option Plans (continued)

represents the cumulative amount of expense recognized in prior years for stock options issued to non-employee directors.

13. Income Taxes

The provision for income taxes consists of the following (in thousands):

                                                  Year ended June 30,
                                          2001           2000            1999
                                       -----------------------------------------

Current
   Federal                              $    383       $    935        $  1,268
   State                                      76             --              --
                                       -----------------------------------------
                                             459            935           1,268
                                       -----------------------------------------
Deferred
   Federal                                 4,641          3,003           6,495
   State                                     174             --              --
                                       -----------------------------------------
                                           4,815          3,003           6,495
                                       -----------------------------------------
Total provision for income taxes        $  5,274       $  3,938        $  7,763
                                       =========================================

Tax benefits from the utilization of net operating loss carryforwards were $3.6 million for the year ended June 30, 2001. There were no tax benefits from the utilization of net operating loss carryforwards in the years ended June 30, 2000 or 1999.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

13. Income Taxes (continued)

The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of the following (in thousands):

                                                   Year ended June 30,
                                                   2001          2000
                                               --------------------------

Deferred income tax assets:
Allowance for credit losses                     $     867      $   1,575
Net operating loss carryforwards                   39,633         33,657
Other                                               2,353            125
                                               --------------------------
                                                   42,853         35,357

Less valuation allowance                           20,156         12,121
                                               --------------------------
                                                $  22,697      $  23,236
                                               --------------------------

Deferred income tax liabilities:
Loan and lease origination
   costs/fees, net                              $   1,799      $   1,301
Interest-only strips and other
   receivables                                     49,371         41,585
Servicing rights                                    2,481          3,123
                                               --------------------------
                                                   53,651         46,009
                                               --------------------------
Net deferred income tax liability               $  30,954      $  22,773
                                               ==========================

The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

13. Income Taxes (continued)

A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows (in thousands):

                                                         Year ended June 30,
                                                  2001          2000          1999
                                               --------------------------------------
Federal income tax at statutory rates           $  4,615      $  3,627     $  7,429
Nondeductible items                                  534           623          528
Other, net                                           125          (312)        (194)
                                               --------------------------------------
                                                $  5,274      $  3,938     $  7,763
                                               ======================================

For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $251.9 million available to reduce future state income taxes for various states as of June 30, 2001. If not used, substantially all of the carryforwards will expire at various dates from June 30, 2002 to June 30, 2004.


14. Commitments and Contingencies

Operating Leases

As of June 30, 2001, the Company leases property under noncancelable operating leases requiring minimum annual rentals as follows (in thousands):

            Year ending June 30,                    Amount
                                                 -----------
            2002                                  $   4,600
            2003                                      4,366
            2004                                        938
            2005                                        253
            2006                                         --
                                                 -----------
                                                  $  10,157
                                                 ===========

Rent expense for leased property was $5.2 million, $3.6 million, $2.9 million, respectively, for the years ended June 30, 2001, 2000, and 1999.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

14. Commitments and Contingencies (continued)

Employment Agreements

In January 1997, the Company entered into employment agreements, as amended, with three executives under which they are entitled to an initial annual base compensation of $625 thousand, collectively, automatically adjusted for increases in the Consumer Price Index and may be adjusted for merit increases. The agreements also provide for bonus payments up to 225% of the executive's annual salary under a cash bonus plan established by the Company's Board of Directors. The agreements terminate upon the earlier of: (a) the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; (b) the later of three to five years from any anniversary date of the agreements; or (c) three to five years from the date of notice to the executive of the Company's intention to terminate the agreement. In addition, two of the executives are entitled to a cash payment equal to 299% of the last five years average annual compensation in the event of a "change in control," as defined in the agreement. The remaining executive is entitled to a similar payment but only if he is terminated in connection with a change in control.

The Company has also entered into an employment agreement with another executive under which the executive is entitled to receive an initial annual base compensation of $335 thousand which shall be reviewed annually and may be adjusted for merit increases. The executive is also entitled to participate in the Company's cash bonus plan based upon performance and achievement of specific goals. This agreement terminates upon: (a) the earlier of the executive's death, permanent disability, termination of employment for cause, voluntary resignation (except that no voluntary resignation may occur prior to June 2001) or 70th birthday; or (b) upon notice to the executive of the Company's intention to terminate the agreement without cause in which case the executive will receive a cash payment equal to his annual base salary. This agreement is binding upon any successor of the Company by merger, consolidation, purchase or otherwise. In the event of a change in control, this executive will receive his highest annual salary for the twelve-month period preceding the termination of his employment and his highest annual bonus paid in any of the three fiscal years preceding termination. In addition, this executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation at the time of award based upon the executive achieving specific goals and objectives.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

14. Commitments and Contingencies (continued)

The Company has also entered into an employment arrangement with another executive under which the executive is entitled to receive an initial annual base compensation of $275 thousand. In addition, this executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation based upon the executive achieving specific goals and objectives.

Other

Federal, state and local governments have recently begun to consider, and in some instances have adopted, legislation to restrict lenders' ability to charge interest rates and fees in connection with certain subprime residential mortgage loans and certain loans to borrowers with problem credit. Such legislation also imposes various restrictions, e.g., limits on balloon loan features, offering of insurance products, and restrictions on imposing prepayment fees. Frequently referred to generally as "predatory lending" legislation, such legislation may limit our ability to impose fees, charge interest rates on consumer loans to those borrowers with problem credit and may impose additional regulatory restrictions on our business. The Pennsylvania Attorney General has required the Company to provide information in connection with designated loans made to Pennsylvania customers by our subsidiary, Upland Mortgage. Based on our discussions with representatives of the Attorney General, the Attorney General is examining specific fees charged to Pennsylvania customers of Upland Mortgage. Upland Mortgage has provided the required additional information to the Attorney General's Office regarding these fees charged during the loan origination process. It is uncertain at this time how or when this matter will be resolved.


15. Legal Proceedings

From time to time, the Company is involved as plaintiff or defendant in various legal proceedings arising in the normal course of our business. While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management's opinion that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

16. Fair Value of Financial Instruments

No active market exists for certain of the Company's assets and liabilities. Therefore, fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the carrying amounts and fair value estimates of financial instruments recorded on the Company's financial statements at June 30, 2001 and 2000 (in thousands):

                                                      June 30, 2001                June 30, 2000
                                                  Carrying       Fair          Carrying         Fair
                                                    Value        Value           Value          Value
                                                -------------------------    ---------------------------
Assets
Cash and cash equivalents                        $   91,092   $   91,092      $   69,751     $   69,751
Loans and leases available for sale                  83,241       83,565          45,746         46,944
Interest-only strips                                398,519      398,519         277,872        277,872
Servicing rights                                    102,437      104,747          74,919         75,400
Investments available for sale                           --           --             713            713
Investments held to maturity                            945          983             983            859
Liabilities
Subordinated debt and warehouse lines
   and notes payable                             $  589,014   $  587,986      $  441,518     $  438,433

The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

     Cash and cash equivalents - For these short-term instruments, the carrying amount approximates fair value.

     Loans and leases available for sale - Fair value is determined by recent sales and securitizations.

     Interest-only strips - Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

16. Fair Value of Financial Instruments (continued)

     Servicing rights - Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

     Investments available for sale (U.S. Treasury Securities) - Fair value is determined using current market rates.

     Investments held to maturity - Represent mortgage loan backed securities retained in securitizations. Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and pass through investment certificate interest rates of current securitizations.

     Subordinated debt and notes payable - The fair value of fixed debt is estimated using the rates currently available to the Company for debt of similar terms.

The carrying value of investment securities at June 30, 2001 was as follows (in thousands):


                                                     Gross        Gross
                                      Amortized   Unrealized   Unrealized
                                         Cost        Gains       Losses    Fair Value
                                      ------------------------------------------------
Held-to-Maturity:
Mortgage backed securities retained
    in securitizations                $    945    $     38      $    --     $    983
Available for sale:
U.S. Treasury securities                    --          --           --           --
                                     ------------------------------------------------
Total                                 $    945    $     38      $    --     $    983
                                     ================================================

Mortgage backed securities mature through April 2010.

In fiscal 2001 $713 thousand of available for sale securities were sold at cost. There were no gains or losses associated with the sale of these securities.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

16. Fair Value of Financial Instruments (continued)

The carrying value of investment securities at June 30, 2000 was as follows (in thousands):


                                                     Gross        Gross
                                      Amortized   Unrealized   Unrealized
                                         Cost        Gains       Losses    Fair Value
                                      ------------------------------------------------
Held-to-Maturity:
Mortgage backed securities retained
    in securitizations                $     983    $      --   $    (124)   $     859
Available for sale:
U.S. Treasury securities                    713           --          --          713
                                     -------------------------------------------------
Total                                 $   1,696    $      --   $    (124)   $   1,572
                                     =================================================

17. Derivative Financial Instruments

SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

For fiscal 2001 the Company recorded cash losses on the fair value of derivative financial instruments of $4.3 million, which were offset by gains in the fair value of loans, which were realized from the securitization of the hedged loans during the period. There were no derivative contracts or unrealized gains or losses from derivative contracts at June 30, 2001.

During fiscal year 2000 and 1999, net cash losses of $2.1 million and $2.0 million, respectively, were incurred on hedging transactions, and were recognized as a component of gains on sale recorded on securitizations during the periods as was required prior to the adoption of SFAS No. 133.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

17. Derivative Financial Instruments (continued)

Outstanding derivative contracts by items hedged and associated unrealized losses as of June 30, 2000 were as follows. There were no outstanding derivative contracts at June 30, 2001 or 1999 (in thousands):

                                       Eurodollar        Forward
                                        Futures         Treasury
                                       Contracts          Sales          Total
                                     ----------------------------------------------
 Loans available for sale:
    Notional amount                   $    20,000     $        --     $    20,000
    Unrealized losses                         (54)             --             (54)
 Mortgage conduit facility Assets:
    Notional amount                        25,000          35,000          60,000
    Unrealized losses                         (19)           (114)           (133)
 Loan commitments:
    Notional amount                        20,000          10,000          30,000
    Unrealized losses                         (25)            (23)            (48)
                                     ----------------------------------------------
 Total:
    Notional amount                   $    65,000     $    45,000     $   110,000
    Unrealized losses                         (98)           (137)           (235)
                                     ==============================================

In addition to the above derivative contracts, at June 30, 2000 the Company had an obligation to satisfy a mortgage securitization prefund requirement of $67.9 million which was satisfied in July 2000. There were no such obligations at June 30, 2001 or 1999.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

18. Reconciliation of Basic and Diluted Earnings Per Common Share

                                                         Year ended June 30,
                                                  2001          2000         1999
                                               --------------------------------------
                                                (in thousands except per share data)
(Numerator)
Income before cumulative effect of a
   change in accounting principle               $  7,911      $  6,424     $  14,088
Cumulative effect of a change in
   accounting principle                              174            --            --
                                               --------------------------------------
Net income                                      $  8,085      $  6,424     $  14,088
                                               ======================================
(Denominator)
Average Common Shares:
   Average common shares
      outstanding                                  3,452         3,766         4,050
   Average potentially dilutive shares                80            94           120
                                               --------------------------------------
   Average common and potentially
      dilutive shares                              3,532         3,860         4,170
                                               ======================================

Earnings per common share:
   Basic:
Income before cumulative effect of a
   change in accounting principle               $   2.29      $   1.71     $    3.48
   Cumulative effect of a change
      in accounting principle                       0.05            --            --
                                               --------------------------------------
   Net income                                   $   2.34      $   1.71     $    3.48
                                               ======================================

   Diluted:
Income before cumulative effect of a
   change in accounting principle               $   2.24      $   1.66     $    3.38
   Cumulative effect of a change
      in accounting principle                       0.05            --            --
                                               --------------------------------------
   Net income                                   $   2.29      $   1.66     $    3.38
                                               ======================================

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

19. Segment Information

The Company has three operating segments: Loan Origination, Servicing, and Treasury and Funding.

The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home equity loans typically to credit impaired borrowers, loans secured by one to four family residential real estate, prior to January 1, 2001, conventional first mortgage loans and prior to December 31, 1999, small ticket and middle market business equipment leases.

The Servicing segment services the loans and leases the Company originates both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

The Treasury and Funding segment offers the Company's subordinated debt securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

All Other mainly represents segments that do not meet the SFAS No. 131 defined thresholds for determining reportable segments, financial assets not related to operating segments, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001



19. Segment Information (continued)

                                                          Year ended June 30, 2001
                                           ------------------------------------------------------
                                                 Loan           Treasury and
                                             Origination          Funding           Servicing
                                           ------------------------------------------------------
                                            (in thousands)
External revenues:
    Gain on sale of loans and leases         $    128,978       $         --        $         --
    Interest income                                 7,298              1,033               1,898
    Non-interest income                            12,279                 --              25,456
Inter-segment revenues                                 --             66,358                  --
Operating expenses:
    Interest expense                               22,965             51,715                 526
    Non-interest expense                           37,488             12,312              24,340
    Depreciation and amortization                   3,713                124                 895
    Inter-segment expense                          76,037                 --                  --
Income tax expense                                  3,342              1,295                 637
                                           ------------------------------------------------------
Income before the cumulative effect of a
    change in accounting principle           $      5,010       $      1,945        $        956
                                           ======================================================
Segment assets                               $    109,716       $    150,754        $    106,107
                                           ======================================================

[RESTUBBED]

                                                          Year ended June 30, 2001
                                           ----------------------------------------------------
                                                                  Items
                                             All Other         Reconciling        Consolidated
                                           ----------------------------------------------------

External revenues:
    Gain on sale of loans and leases       $         --       $         --        $    128,978
    Interest income                              26,069                 --              36,298
    Non-interest income                              --            (19,675)             18,060
Inter-segment revenues                           56,362           (122,720)                 --
Operating expenses:
    Interest expense                             47,699            (66,358)             56,547
    Non-interest expense                         31,763                 --             105,903
    Depreciation and amortization                 2,969                 --               7,701
    Inter-segment expense                            --            (76,037)                 --
Income tax expense                                   --                 --               5,274
                                           ----------------------------------------------------
Income before the cumulative effect of a
    change in accounting principle         $         --       $         --        $      7,911
                                           ====================================================
Segment assets                             $    399,910       $         --        $    766,487
                                           ====================================================

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

19. Segment Information (continued)

                                                                      Year ended June 30, 2000
                                                       ------------------------------------------------------
                                                             Loan           Treasury and
                                                         Origination          Funding           Servicing
                                                       ------------------------------------------------------
                                                        (in thousands)
External revenues:
    Gain on sale of loans and leases                      $     90,380       $         --        $         --
    Interest income                                              5,179                848               1,218
    Non-interest income                                         12,414                 --              14,938
Inter-segment revenues                                              --             43,909                  --
Operating expenses:
    Interest expense                                            22,892             29,471                 385
    Non-interest expense                                        32,309             10,918              11,238
    Depreciation and amortization                                4,646                 42                 260
    Interest-only strips fair value adjustment                      --                 --                  --
    Inter-segment expense                                       32,016                 --                  --
Income tax expense                                               6,122              1,644               1,624
                                                       -------------------------------------------------------
Net income                                                $      9,988       $      2,682        $      2,649
                                                       =======================================================
Segment assets                                            $    120,563       $    128,402        $     77,499
                                                       =======================================================

[RESTUBBED]

                                                                        Year ended June 30, 2000
                                                         ----------------------------------------------------
                                                                                Items
                                                           All Other         Reconciling        Consolidated
                                                         ----------------------------------------------------

External revenues:
    Gain on sale of loans and leases                     $         --       $         --        $     90,380
    Interest income                                            16,615                 --              23,860
    Non-interest income                                            --            (10,946)             16,406
Inter-segment revenues                                         21,070            (64,979)                  -
Operating expenses:
    Interest expense                                           29,283            (43,909)             38,122
    Non-interest expense                                        9,296                 --              63,761
    Depreciation and amortization                                 850                 --               5,798
    Interest-only strips fair value adjustment                 12,603                 --              12,603
    Inter-segment expense                                          --            (32,016)                 --
Income tax expense                                             (5,452)                --               3,938
                                                       ---------------------------------------------------------
Net income                                               $     (8,895)      $         --        $      6,424
                                                       =========================================================
Segment assets                                           $    267,818       $         --        $    594,282
                                                       =========================================================

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

20. Quarterly Data Statement (unaudited)

The following tables summarize financial data by quarters (in thousands):

                                                         Fiscal 2001 Quarters Ended
                                   -------------------------------------------------------------------------
                                        June 30,           March 31,       December 31,      September 30,
                                   -------------------------------------------------------------------------
Revenues

Gain on sale of loans and leases     $      37,449     $        34,430     $      31,009    $       26,090
Interest and fees                            6,027               5,300             6,017             5,238
Interest accretion on
    interest-only strips                     8,212               6,438             5,821             5,598
Servicing income                             1,422               1,117             1,666             1,495
Other income                                     1                   2                 2                 2
                                   -------------------------------------------------------------------------
Total revenues                              53,111              47,287            44,515            38,423

Total expenses                              50,985              42,487            40,512            36,167
                                   -------------------------------------------------------------------------

Income before provision for
    income taxes                             2,126               4,800             4,003             2,256
Provision for income taxes                     850               1,920             1,602               902
                                   -------------------------------------------------------------------------
Income before cumulative effect              1,276               2,880             2,401             1,354
    of a change in accounting
    principle
Cumulative effect of a change in
    accounting principle                       174                  --                --                --
                                   -------------------------------------------------------------------------

Net income                           $       1,450     $         2,880     $       2,401    $        1,354
                                   =========================================================================

Earnings per common share:
Income before cumulative effect
    of a change in accounting
    principle:
        Basic                        $        0.43     $          0.83     $        0.66    $         0.37
        Diluted                      $        0.41     $          0.82     $        0.65    $         0.36
Net income:
    Basic                            $        0.48     $          0.83     $        0.66    $         0.37
    Diluted                          $        0.46     $          0.82     $        0.65    $         0.36

           American Business Financial Services, Inc. and Subsidiaries

                                  June 30, 2001

20. Quarterly Data Statement (unaudited) (continued)

                                                       Fiscal 2000 Quarters Ended
                                   -----------------------------------------------------------------------
                                        June 30,         March 31,        December 31,      September 30,
                                   -----------------------------------------------------------------------
Revenues

Gain on sale of loans and leases     $      27,355     $      23,412     $      20,492     $      19,121
Interest and fees                            5,181             4,723             4,737             4,759
Interest accretion on
    interest-only strips                     4,714             4,836             4,316             2,750
Servicing income                               827             1,173             1,050             1,189
Other income                                     6                 2                 2                 1
                                   -----------------------------------------------------------------------
Total revenues                              38,083            34,146            30,597            27,820

Total expenses                              46,826  (a)       27,621            24,334            21,503
                                   -----------------------------------------------------------------------

Income (loss) before provision
    for income taxes                        (8,743)            6,525             6,263             6,317
Provision for income taxes                  (3,704)            2,610             2,505             2,527
                                   -----------------------------------------------------------------------
Net income (loss)                    $      (5,039)    $       3,915     $       3,758     $       3,790
                                   =======================================================================

Earnings per common share:
Basic                                $       (1.31)    $        1.05     $        1.01     $        0.96
Diluted                              $       (1.31)    $        1.03     $        0.99     $        0.93

------------------
(a)  Includes an interest-only strips fair value adjustment of $12.6 million.

================================================================================

You should rely only on the information contained or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus, including information incorporated by reference, is accurate as of any date other than the date on the front of the prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities in any jurisdiction where that offer or sale is not permitted. The information in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of securities.





                                AMERICAN BUSINESS
                            FINANCIAL SERVICES, INC.

                                     [LOGO]

                                  $315,000,000

                                       of

                          Subordinated Investment Notes
                        and Adjustable Rate Subordinated
                               Money Market Notes





                               ------------------

                                   PROSPECTUS

                               ------------------








================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses to be incurred in connection with the offering of the Debt Securities, other than underwriting discounts and commissions, which ABFS does not anticipate paying:

         SEC Registration Fee*................................  $   28,980
         NASD Filing Fee......................................           0
         Printing, Engraving and Mailing......................     250,000
         Legal Fees and Expenses..............................     150,000
         Accounting Fees and Expenses.........................      50,000
         Blue Sky Fees and Expenses...........................      25,000
         Miscellaneous........................................   4,120,000
                                                                ----------
               TOTAL..........................................  $4,623,980

---------------
* Exact; all other fees and expenses are estimates.

Item 15. Indemnification of Directors and Officers.

         The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Bylaws (the "Bylaws") of ABFS provide for indemnification of its directors and officers to the full extent permitted by Delaware law. In the event that the Delaware General Corporation Law (the "Corporation Law") is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Certificate of Incorporation and Bylaws provide that the personal liability of the directors and officers of ABFS shall be so eliminated or limited.

         Section 145 of the Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

         Section 145 of the Corporation Law provides that a corporation may pay the expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Certificate of Incorporation and Bylaws of ABFS provide that ABFS shall pay such expenses.

         The Company maintains insurance to cover the Company's directors and executive officers for liabilities which may be incurred by the Company's directors and executive officers in the performance of their duties.

Item 16. Exhibits


    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
      4.1           Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.1 of Amendment
                    No. 1 to the Registration Statement on Form SB-2 filed April 29, 1994, Registration Number
                    33-76390).

      4.2           Form of Unsecured Investment Note issued pursuant to Indenture with First Trust,
                    National Association, a national banking association (Incorporated by reference from
                    Exhibit 4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on
                    December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2")).

      4.3           Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

      4.4           Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

      4.5           Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the 1997 Form
                    SB-2).

      4.6           Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

      4.7           Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the
                    Registration Statement on Form SB-2 filed May 23, 1997, Registration Number
                    333-24115).

      4.8           Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.8 of
                    Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21,
                    1998).

      4.9           Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.9 of Registrant's
                    Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
      4.10          Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated
                    by reference from Exhibit 4.10 of Registrant's Registration Statement on Form S-2, No.
                    333-87333, filed September 17, 1999).

      4.11          Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated
                    by reference from Exhibit 4.11 of Registrant's Registration Statement on Form S-2, No.
                    333-40248, filed June 27, 2000.)

      4.12          Form of Investment Note. (Incorporated by reference from Exhibit 4.12 of Registrant's
                    Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

      4.13          Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated
                    by reference from Exhibit 4.13 of Registrant's Registration Statement on Form S-2, No.
                    333-63014, filed on June 14, 2001.)

      4.14          Form of Investment Note.  (Incorporated by reference from Exhibit 4.14 of Registrant's
                    Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001).

      4.15          Form of Indenture by and between ABFS and U.S. Bank National Association.

      4.16          Form of Investment Note.

      5.1           Opinion of Blank Rome Comisky & McCauley LLP.

     10.1           Amended and Restated Stock Option Plan (Incorporated by reference from Exhibit 10.2 of ABFS' Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997,
                    File No. 0-22474).**

     10.2           Stock Option Award Agreement (Incorporated by reference from Exhibit 10.1 of the Registration
                    Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form
                    S-11")).**

     10.3           1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.6 of the Amendment No. 1 to the 1996 Form SB-2 filed on February 4, 1996 Registration No.
                    333-18919 (the "Amendment No. 1 to the 1996 Form SB-2")).**

     10.4           Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards
                    (Incorporated by reference from Exhibit 10.13 of the 1996 Form 10-KSB).**



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.5           1997 Non-Employee Director Stock Option Plan (including form of Option Agreement)
                    (Incorporated by reference from Exhibit 10.1 of the September 30, 1997 Form 10-QSB).**

     10.6           Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS
                    (Incorporated by reference from Exhibit 10.9 of the Registration Statement on Form SB-2 filed
                    March 15, 1994, File No. 33-76390).

     10.7           First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and
                    ABFS dated October 24, 1994. (Incorporated by reference from Exhibit 10.9 of ABFS' Annual
                    Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

     10.8           Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from Exhibit 10.10 of the 1995
                    Form 10-KSB).

     10.9           Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25,
                    1995 (Incorporated by reference from Exhibit 10.11 of the 1995 Form 10-KSB).

     10.10          Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995
                    (Incorporated by reference from Exhibit 10.14 of the 1995 Form SB-2).

     10.11          Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben
                    (Incorporated by reference from Exhibit 10.15 of the Amendment No. 1 to the 1996 Form SB-2).**

     10.12          Amendment One to Anthony J. Santilli's Employment Agreement (Incorporated by reference from
                    Exhibit 10.3 of the September 30, 1997 Form 10-QSB).**

     10.13          Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.4 of the September 30, 1997 Form 10-QSB).**

     10.14          Management Incentive Plan (Incorporated by reference from Exhibit 10.16 of the 1996 Form
                    SB-2).**

     10.15          Form of Option Award Agreement for Non-Employee Directors Plan for Non-Formula Awards
                    (Incorporated by reference from Exhibit 10.18 of the Amendment No. 1 to the 1996 Form SB-2).**



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.16          Form of Pooling and Servicing Agreement related to the Company's loan securitizations dated May 1, 1996, August 31, 1996, February 28, 1997, September 1, 1997, February 1,
                    1998, June 1, 1998, and September 1, 1998 (Incorporated by reference from Exhibit 4.1 of ABFS' Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 (the
                    "March 31, 1995 Form 10-QSB")).

     10.17          Form of Sales and Contribution Agreement related to the Company's loan securitizations dated
                    May 1, 1996 and September 27, 1996 (Incorporated by reference from Exhibit 4.1 of the
                    March 31, 1995 Form 10-QSB).

     10.18          Form of Indenture related to the Company's loan securitizations dated December 1,
                    1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999, March 1,
                    2000, June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and
                    December 1, 2001. (Incorporated by reference from Exhibit 10.18 to the Registration
                    Statement on Form S-2 filed June 14, 2001, Registration No. 333-63014 (the "2001 Form
                    S-2")).

     10.19          Form of Unaffiliated Seller's Agreement related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1,
                    1999, March 1, 2000, June 1, 2000, September 1, 2000, December 1, 2000, September 1,
                    2001 and December 1, 2001. (Incorporated by reference from Exhibit 10.19 to the 2001
                    Form S-2).

     10.20          Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April
                    9, 1996  (Incorporated by reference from Exhibit 10.22 to the Amendment No. 1 to the 1997
                    SB-2).

     10.21          Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated
                    October 8, 1996 (Incorporated by reference from Exhibit 10.23 to the Amendment No. 1 to the 1997 SB-2).

     10.22          Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated
                    March 31, 1997 (Incorporated by reference from Exhibit 10.24 to the Amendment No. 1 to the
                    1997 SB-2).

     10.23          Agreement for Purchase and Sale of Stock between Stanley L. Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference from ABFS' Current Report on  Form 8-K dated
                    October 27, 1997, File No. 0-22747).

     10.24          Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5
                    Becker Farm Associates and NJMIC (Incorporated by reference from Exhibit 10.29 of
                    Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on
                    January 22, 1998, Registration No. 333-2445).



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.25          First Amendment of Lease by and between 5 Becker Farm Associates and NJMIC dated July
                    27, 1994 (Incorporated by reference from Exhibit 10.30 of Post-Effective Amendment
                    No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998,
                    Registration No. 333-2445).

     10.26          Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference from
                    Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2
                    filed on January 22, 1998, Registration No. 333-2445).

     10.27          Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from
                    Exhibit 10.33 of Post-Effective Amendment No. 1 to the Registration Statement on Form
                    SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.28          Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference from Exhibit
                    10.34 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on
                    January 22, 1998, Registration No. 333-2445).

     10.29          Amended and Restated Specific Terms and Conditions of Servicing Agreement related to
                    NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from
                    Exhibit 10.35 of Post-Effective Amendment No. 1 to the Registration Statement on Form
                    SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.30          Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement
                    related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit 10.36 of Post-Effective Amendment No. 1 to the Registration Statement on
                    Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.31          Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.37 of Post-Effective Amendment
                    No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No.
                    333-2445).

     10.32          Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.38 of
                    Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22,
                    1998, Registration No. 333-2445).



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.33          Form of Indenture related to the lease-backed securitizations among ABFS Equipment Contract
                    Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 and among ABFS Equipment Contract Trust 1999-A, American Business Leasing, Inc. and The Chase
                    Manhattan Bank dated June 1, 1999. (Incorporated by reference from Exhibit 10.39 of
                    Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     10.34          Form of Receivables Sale Agreement related to the lease-backed securitizations ABFS
                    Equipment Contract Trust 1998-A, dated June 1, 1998, and ABFS Equipment Contract
                    Trust 1999-A, dated June 1, 1999. (Incorporated by reference from Exhibit 10.34 of the 2001 Form S-2).

     10.35          Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, June 1,
                    1998, and September 1, 1998 (Incorporated by reference from Exhibit 10.40 of
                    Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21,
                    1998).

     10.36          $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among
                    American Business Lease Funding Corporation, American Business Leasing, Inc. and a
                    syndicate of financial institutions led by First Union Capital Markets and First
                    Union National Bank, as liquidity agent. (Incorporated by reference from Exhibit 10.1 of the Registrant's September 30, 1998 Form 10-Q).

     10.37          Lease Agreement dated August 30, 1999 related to One Presidential Boulevard, Bala Cynwyd,
                    Pennsylvania (Incorporated by reference to Exhibit 10.1 of the Registrant's September 30, 1999
                    Form 10-Q).

     10.38          Employment Agreement between American Business Financial Services, Inc. and Albert Mandia
                    (Incorporated by reference to Exhibit 10.2 of the Registrant's September 30, 1999 Form 10-Q).**

     10.39          Change in Control Agreement between American Business Financial Services, Inc. and Albert
                    Mandia (Incorporated by reference to Exhibit 10.3 of the Registrant's September 30, 1999 Form
                    10-Q).**

     10.40          American Business Financial Services, Inc. Amended and Restated 1999 Stock Option Plan
                    (Incorporated by reference from Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q
                    from the quarter ended September 30, 2001 filed on November 14, 2001).**



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.41          Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American
                    Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by
                    reference from Exhibit 10.3 of the Registrant's December 31, 1999 Form 10-Q).

     10.42          Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business
                    Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as
                    Deal Agent (Incorporated by reference from Exhibit 10.4 of the Registrant's December 31, 1999
                    Form 10-Q).

     10.43          Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business
                    Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as
                    Deal Agent (Incorporated by reference from Exhibit 10.5 of the Registrant's December 31, 1999
                    Form 10-Q).

     10.44          Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business
                    Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as
                    Deal Agent (Incorporated by reference from Exhibit 10.6 of the Registrant's December 31, 1999
                    Form 10-Q).

     10.45          Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement,
                    dated as of September 30, 1998, among American Business Lease Funding Corporation,
                    American Business Leasing, Inc. and a syndicate of financial institutions led by First
                    Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.7 of the
                    Registrant's December 31, 1999 Form 10-Q).

     10.46          Eight Amendment, dated as of January 10, 2000, to the Receivables Purchase Agreement,
                    dated as of September 30, 1998, among American Business Lease Funding Corporation,
                    American Business Leasing, Inc. and a syndicate of financial institutions led by First
                    Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.8 of the
                    Registrant's December 31, 1999 Form 10-Q).

     10.47          Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential
                    Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of
                    Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and
                    American Business Credit, Inc., as Servicer (Incorporated by reference from Exhibit 10.1 of the Registrant's March 31, 2000 Form 10-Q).



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.48          Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland
                    Mortgage and Residential Funding Corporation. (Incorporated by reference from Exhibit 10.63 of
                    Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

     10.49          Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as
                    Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and
                    Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2,
                    as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business
                    Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and
                    Collateral Agent (Incorporated by reference from Exhibit 10.64 of the Registrant's Annual
                    Report on Form 10-K for the fiscal year ended June 30, 2000 (the "2000 Form 10-K")).

     10.50          Indenture dated as of July 6, 2000 between ABFS Mortgage Loan Warehouse Trust 2000-2 and
                    The Chase Manhattan Bank. (Incorporated by reference from Exhibit 10.65 of the 2000 Form
                    10-K).

     10.51          Employment Agreement by and between American Business Financial Services, Inc. and Milton
                    Riseman (Incorporated by reference from Exhibit 10.66 of the 2000 Form 10-K).**

     10.52          Letter Employment Agreement by and between American Business Financial Services, Inc. and
                    Ralph Hall (Incorporated by reference from Exhibit 10.67 of the 2000 Form 10-K).**

     10.53          Master Loan and Security Agreement, dated as of January 22, 2001, between American Business
                    Credit, Inc., HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and American Business Mortgage
                    Services, Inc., f/k/a New Jersey Mortgage and Investment Corp., as Borrowers, American
                    Business Financial Services, Inc., as Guarantor, and Morgan Stanley Dean Witter Mortgage
                    Capital Inc., as Lender (Incorporated by reference from Exhibit 10.1 of Registrant's December
                    31, 2000 Form 10-Q).



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.54          Senior Secured Credit Agreement, among:  American Business Credit, Inc. ("ABC"), a
                    Pennsylvania corporation, HomeAmerican Credit, Inc. ("HAC"), a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and New Jersey Mortgage and
                    Investment Corp., a New Jersey corporation whose name will be changed in January 2001 to
                    American Business Mortgage, American Business Financial Services, Inc. (the "Parent"), and The
                    Chase Manhattan Bank (Incorporated by reference from Exhibit 10.2 of Registrant's December 31,
                    2000 Form 10-Q).

     10.55          Sale and Servicing Agreement, dated as of March 1, 2001, by and among ABFS OSO, Inc., a
                    Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania
                    corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and
                    American Business Mortgage Services, Inc., a New Jersey corporation, as the Originators,
                    American Business Financial Services Inc., a Delaware corporation, as the Guarantor, ABFS
                    Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American
                    Business Credit, Inc., a Pennsylvania corporation, as the Servicer, EMC Mortgage Corporation, a Delaware corporation, as the Back-up Servicer, and The Chase Manhattan Bank, a New York
                    banking corporation, as the Indenture Trustee and the Collateral Agent. (Incorporated by
                    reference from Exhibit 10.72 of Registrant's Post-Effective Amendment No. One to the
                    Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

     10.56          Indenture, dated as of March 1, 2001, by and among Triple-A One Funding Corporation, a
                    Delaware corporation, as the Initial Purchaser, ABFS Mortgage Loan Warehouse Trust 2001-1,
                    a Delaware statutory business trust, and its successors and assigns, as the Trust or the
                    Issuer, The Chase Manhattan Bank, a New York banking corporation, and its successors, as the Indenture Trustee, and American Business Financial Services, Inc., as the Guarantor.
                    (Incorporated by reference from Exhibit 10.73 of Registrant's Post-Effective Amendment No.
                    One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)




    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.57          Insurance and Reimbursement Agreement, dated as of March 28, 2001, among MBIA Insurance
                    Corporation, a New York stock insurance company, ABFS Mortgage Loan Warehouse Trust 2001-1, a
                    Delaware business trust, as the Trust, ABFS OSO, Inc., a Delaware corporation, as the
                    Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Originator and the Servicer, HomeAmerican Credit, Inc., a Pennsylvania corporation, d/b/a Upland Mortgage, as the Originator, American Business Mortgage Services, Inc., a New Jersey corporation, as the
                    Originator, American Business Financial Services, Inc., a Delaware corporation, as the
                    Guarantor, The Chase Manhattan Bank, as the Indenture Trustee, and Triple-A One Funding
                    Corporation, a Delaware corporation, as the Initial Purchaser. (Incorporated by reference from Exhibit 10.74 of Registrant's Post-Effective Amendment No. One to the Registration
                    Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

     10.58          Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-1, dated as of
                    March 1, 2001, by and among Morgan Stanley ABS Capital I Inc., a Delaware corporation, as the
                    Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, and
                    The Chase Manhattan Bank, a New York banking corporation, as the Trustee. (Incorporated by reference from Exhibit 10.75 of Registrant's Post-Effective Amendment No. One to the
                    Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

     10.59          Unaffiliated Seller's Agreement, dated as of March 1, 2001, by and among Morgan Stanley ABS
                    Capital I, Inc., a Delaware corporation, and its successors and assigns, as the Depositor,
                    ABFS 2001-1, Inc., a Delaware corporation, and its successors, as the Unaffiliated Seller,
                    American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a
                    Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services Inc., a
                    New Jersey corporation, as the Originators. (Incorporated by reference from Exhibit 10.76 of
                    Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No.
                    333-40248, filed April 5, 2001.)

     10.60          Amended and Restated Sale and Servicing Agreement dated as of June 28, 2001 by and among ABFS
                    Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American
                    Business Mortgage Services, Inc. f/k/a New Jersey Mortgage and Investment Corp., as
                    Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American
                    Business Credit, Inc., as an Originator and Servicer, American Business Financial Services,
                    Inc., as Sponsor and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent.
                    (Incorporated by reference from Exhibit 10.60 to the Form 10-K for the fiscal year ended June
                    30, 2001 filed on September 28, 2001.)




    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.61          Letter Agreement dated July 1, 2000 between ABFS and Albert W. Mandia. (Incorporated by reference to Exhibit 10.61 of Amendment No. 1 to the 2001 Form S-2 filed on October 5,
                    2001.)**

     10.62          American Business Financial Services, Inc. 2001 Stock Incentive Plan. (Incorporated by
                    reference from Exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2001 filed on
                    November 14, 2001 (the "September 2001 Form 10-Q")).**

     10.63          American Business Financial Services, Inc. 2001 Incentive Plan Restricted Stock Agreement.
                    (Incorporated by reference from Exhibit 10.2 of the September 2001 Form 10-Q).**

     10.64          American Business Financial Services, Inc. 2001 Executive Management Incentive Plan.
                    (Incorporated by reference from Exhibit 10.3 of the September 2001 Form 10-Q).**

     10.65          December 2001 Amendment to Senior Secured Credit Agreement dated December 2001, among
                    American Business Financial Services, Inc., a Pennsylvania corporation, HomeAmerican
                    Credit, Inc., a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and American Business Mortgage Services, Inc. and JPMorgan Chase
                    Bank. (Incorporated by reference from Exhibit 10.1 to Registrant's Quarterly Report on
                    Form 10-Q for the quarter ended December 31, 2001 filed on February 14, 2002 (the
                    "December 2001 Form 10-Q")).

     10.66          Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and
                    ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.2 from the December 2001
                    Form 10-Q.)

     10.67          Master Contribution Agreement, dated as of November 16, 2001 by and between American Business
                    Financial Services, Inc. and ABFS Repo 2001, Inc. (Incorporated by reference from Exhibit 10.3 to the December 2001 Form 10-Q.)

     10.68          Custodial Agreement dated as of November 16, 2001, by and among ABFS Repo 2001, Inc., a
                    Delaware corporation; American Business Credit, Inc., a Pennsylvania corporation; JPMorgan
                    Chase Bank, a New York banking corporation; and Credit Suisse First Boston Mortgage Capital
                    LLC. (Incorporated by reference from Exhibit 10.4 to the December 2001 Form 10-Q).



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.69          Guaranty, dated as of November 16, 2001, by and among American Business Financial Services,
                    Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage,
                    American Business Mortgage Services, Inc. and Credit Suisse First Boston Mortgage Capital
                    LLC. (Incorporated by reference from Exhibit 10.5 to the December 2001 Form 10-Q.)

     10.70          Amendment No. 1 to the Indenture dated March 1, 2001 among Triple-A One Funding
                    Corporation, ABFS Mortgage Loan Warehouse Trust 2001-1 and JPMorgan Chase Bank.
                    (Incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form
                    10-Q for the quarter ended March 31, 2002 filed on May 15, 2002 (the "March 2002 Form
                    10-Q").

     10.71          Amendment No. 2 to the Sale and Servicing Agreement dated as of March 1, 2001 by and among
                    ABFS OSO Inc., a Delaware corporation, as Depositor, ABFS Mortgage Loan Warehouse Trust
                    2001-1, a Delaware business trust, as the Trust, American Business Financial Services, Inc., a
                    Delaware corporation, as Guarantor, American Business Credit, Inc., a Pennsylvania
                    corporation, as Servicer, JPMorgan Chase Bank f/k/a The Chase Manhattan Bank, a New York
                    banking corporation, as Indenture Trustee and as Collateral Agent and MBIA Insurance
                    Corporation, a New York stock insurance company, as Note Insurer. (Incorporated by reference from Exhibit 10.2 to the March 2002 Form 10-Q.)

     10.72          3/02 Amended and Restated Senior Secured Credit Agreement dated as of March 15, 2002 among:
                    American Business Credit, Inc. and certain affiliates and JPMorgan Chase Bank, as Agent and as a Lender. (Incorporated by reference from Exhibit 10.3 to the March 2002 Form 10-Q.)

     10.73          $1.2 million Committed Line of Credit Note between American Business Financial Services, Inc.
                    and Firstrust Savings Bank dated January 18, 2002. (Incorporated by reference from Exhibit
                    10.4 to the March 2002 Form 10-Q.)

     10.74          American Business Financial Services, Inc. Dividend Reinvestment and Stock Purchase Plan.
                    (Incorporated by reference from Exhibit 10.1 of Registrant's Registration Statement on Form
                    S-3, No. 333-87574, filed on May 3, 2002.)

     10.75          Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-2, dated as of
                    June 1, 2001, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation,
                    American Business Credit, Inc., a Pennsylvania corporation, and The Chase Manhattan Bank, a
                    New York banking corporation.



    Exhibit
    Number                                                Description
   --------         -----------------------------------------------------------------------------------------------
     10.76          Unaffiliated Seller's Agreement, dated June 1, 2001 by and among Bear Stearns Asset Backed
                    Securities, Inc., a Delaware corporation, ABFS 2001-2, Inc., a Delaware corporation, American
                    Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland
                    Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New
                    Jersey corporation.

     10.77          Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2002-1, dated as of
                    March 1, 2002, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation and JPMorgan Chase
                    Bank, a New York banking corporation.

     10.78          Unaffiliated Seller's Agreement, dated as of March 1, 2002 by and among Bear Stearns Asset
                    Backed Securities, Inc., a Delaware corporation, ABFS 2002-1, Inc., a Delaware corporation,
                    American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a
                    Upland Mortgage, a Pennsylvania corporation and American Business Mortgage Services, Inc., a
                    New Jersey corporation.

     11.1           Statement of Computation of Per Share Earnings (Included in Note 18 of the Notes to June
                    30, 2001 and Note 10 of the March 31, 2002 Consolidated Financial Statements).

     12.1           Computation of Ratio of Earnings to Fixed Charges.

     16.1           Letter regarding change in certifying accountants. (Incorporated by reference from Exhibit
                    16.1 of the Registrant's Current Report on Form 8-K dated May 17, 2001.)

     16.2           Letter regarding change in certifying accountants. (Incorporated by reference from Exhibit
                    16.2 of the Registrant's Current Report on Form 8-K dated August 2, 2001.)

     23.1           Consent of Blank Rome Comisky & McCauley LLP (Included in Exhibit 5.1).

     23.2           Consent of BDO Seidman, LLP.

     24.1           Power of Attorney (Included on Signature Page).

     25.1           Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

     99.1           Form of Prospectus Supplement, Form of Order Forms and Other Materials.


---------------------
**Indicates management contract or compensatory plan or arrangement.

Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K for a Registration Statement on Form S-2.


Item 17. Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (d)      The undersigned registrant hereby undertakes that:

                  (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, Commonwealth of Pennsylvania, on June 10, 2002.

                             AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                             By:  /s/ Anthony J. Santilli
                                  ------------------------------------------
                                  Anthony J. Santilli, Chairman, President,
                                  Chief Executive Officer, Chief Operating
                                  Officer and Director (Duly Authorized Officer)

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony J. Santilli his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


             SIGNATURE                                       CAPACITY                                       DATE
-------------------------------------       --------------------------------------------------      --------------------
/s/ Anthony J. Santilli                     Chairman, President, Chief Executive Officer,               June 10, 2002
-------------------------------------       Chief Operating Officer and Director (Principal
Anthony J. Santilli                         Executive and Operating Officer)

/s/ Albert W. Mandia                        Executive Vice President and Chief Financial                June 10, 2002
-------------------------------------       Officer (Principal Financial and Accounting
Albert W. Mandia                            Officer)

/s/ Leonard Becker                          Director                                                    June 10, 2002
-------------------------------------
Leonard Becker

/s/ Richard Kaufman                         Director                                                    June 10, 2002
-------------------------------------
Richard Kaufman

/s/ Michael DeLuca                          Director                                                    June 10, 2002
-------------------------------------
Michael DeLuca

/s/ Harold Sussman                          Director                                                    June 10, 2002
-------------------------------------
Harold Sussman

/s/ Jerome Miller                           Director                                                    June 10, 2002
-------------------------------------
Jerome Miller


                                  EXHIBIT INDEX



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
      4.1           Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.1 of Amendment
                    No. 1 to the Registration Statement on Form SB-2 filed April 29, 1994, Registration Number
                    33-76390).

      4.2           Form of Unsecured Investment Note issued pursuant to Indenture with First Trust, National
                    Association, a national banking association (Incorporated by reference from Exhibit 4.5 of
                    Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995,
                    Registration Number 33-98636 (the "1995 Form SB-2")).

      4.3           Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

      4.4           Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

      4.5           Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the 1997 Form
                    SB-2).

      4.6           Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

      4.7           Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the
                    Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

      4.8           Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.8 of Registrant's
                    Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

      4.9           Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.9 of Registrant's
                    Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

      4.10          Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated
                    by reference from Exhibit 4.10 of Registrant's Registration Statement on Form S-2, No.
                    333-87333, filed September 17, 1999).



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
      4.11          Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated
                    by reference from Exhibit 4.11 of Registrant's Registration Statement on Form S-2, No.
                    333-40248, filed June 27, 2000.)

      4.12          Form of Investment Note. (Incorporated by reference from Exhibit 4.12 of Registrant's
                    Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

      4.13          Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated
                    by reference from Exhibit 4.13 of Registrant's Registration Statement on Form S-2, No.
                    333-63014, filed on June 14, 2001.)

      4.14          Form of Investment Note. (Incorporated by reference from Exhibit 4.14 of Registrant's
                    Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001).

      4.15          Form of Indenture by and between ABFS and U.S. Bank National Association.

      4.16          Form of Investment Note.

      5.1           Opinion of Blank Rome Comisky & McCauley LLP.

     10.1           Amended and Restated Stock Option Plan (Incorporated by reference from Exhibit 10.2 of
                    ABFS' Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, File No.
                    0-22474).**

     10.2           Stock Option Award Agreement (Incorporated by reference from Exhibit 10.1 of the Registration
                    Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form
                    S-11")).**

     10.3           1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.6 of the Amendment No. 1 to the 1996 Form SB-2 filed on February 4, 1996 Registration No.
                    333-18919 (the "Amendment No. 1 to the 1996 Form SB-2")).**

     10.4           Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards
                    (Incorporated by reference from Exhibit 10.13 of the 1996 Form 10-KSB).**

     10.5           1997 Non-Employee Director Stock Option Plan (including form of Option Agreement)
                    (Incorporated by reference from Exhibit 10.1 of the September 30, 1997 Form 10-QSB).**



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.6           Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS
                    (Incorporated by reference from Exhibit 10.9 of the Registration Statement on Form SB-2 filed
                    March 15, 1994, File No. 33-76390).

     10.7           First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and
                    ABFS dated October 24, 1994. (Incorporated by reference from Exhibit 10.9 of ABFS' Annual
                    Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

     10.8           Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from Exhibit 10.10 of the 1995
                    Form 10-KSB).

     10.9           Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25,
                    1995 (Incorporated by reference from Exhibit 10.11 of the 1995 Form 10-KSB).

     10.10          Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995
                    (Incorporated by reference from Exhibit 10.14 of the 1995 Form SB-2).

     10.11          Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben
                    (Incorporated by reference from Exhibit 10.15 of the Amendment No. 1 to the 1996 Form SB-2).**

     10.12          Amendment One to Anthony J. Santilli's Employment Agreement (Incorporated by reference from
                    Exhibit 10.3 of the September 30, 1997 Form 10-QSB).**

     10.13          Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference from
                    Exhibit 10.4 of the September 30, 1997 Form 10-QSB).**

     10.14          Management Incentive Plan (Incorporated by reference from Exhibit 10.16 of the 1996 Form
                    SB-2).**

     10.15          Form of Option Award Agreement for Non-Employee Directors Plan for Non-Formula Awards
                    (Incorporated by reference from Exhibit 10.18 of the Amendment No. 1 to the 1996 Form SB-2).**

     10.16          Form of Pooling and Servicing Agreement related to the Company's loan securitizations dated May 1, 1996, August 31, 1996, February 28, 1997, September 1, 1997, February 1,
                    1998, June 1, 1998, and September 1, 1998 (Incorporated by reference from Exhibit 4.1 of
                    ABFS' Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 (the "March 31,
                    1995 Form 10-QSB")).



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.17          Form of Sales and Contribution Agreement related to the Company's loan securitizations dated
                    May 1, 1996 and September 27, 1996 (Incorporated by reference from Exhibit 4.1 of the
                    March 31, 1995 Form 10-QSB).

     10.18          Form of Indenture related to the Company's loan securitizations dated December 1, 1998,
                    March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999, March 1, 2000, June 1,
                    2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001.
                    (Incorporated by reference from Exhibit 10.18 to the Registration Statement on Form S-2 filed June 14, 2001, Registration No. 333-63014 (the "2001 Form S-2")).

     10.19          Form of Unaffiliated Seller's Agreement related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999,
                    March 1, 2000, June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and
                    December 1, 2001. (Incorporated by reference from Exhibit 10.19 to the 2001 Form S-2).

     10.20          Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April
                    9, 1996 (Incorporated by reference from Exhibit 10.22 to the Amendment No. 1 to the 1997
                    SB-2).

     10.21          Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated
                    October 8, 1996 (Incorporated by reference from Exhibit 10.23 to the Amendment No. 1 to the 1997 SB-2).

     10.22          Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated
                    March 31, 1997 (Incorporated by reference from Exhibit 10.24 to the Amendment No. 1 to the
                    1997 SB-2).

     10.23          Agreement for Purchase and Sale of Stock between Stanley L. Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference from ABFS' Current Report on  Form 8-K dated
                    October 27, 1997, File No. 0-22747).

     10.24          Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5
                    Becker Farm Associates and NJMIC (Incorporated by reference from Exhibit 10.29 of
                    Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January
                    22, 1998, Registration No. 333-2445).

     10.25          First Amendment of Lease by and between 5 Becker Farm Associates and NJMIC dated July 27,
                    1994 (Incorporated by reference from Exhibit 10.30 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No.
                    333-2445).



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.26          Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference from
                    Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2
                    filed on January 22, 1998, Registration No. 333-2445).

     10.27          Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from
                    Exhibit 10.33 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2
                    filed on January 22, 1998, Registration No. 333-2445).

     10.28          Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference from Exhibit
                    10.34 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on
                    January 22, 1998, Registration No. 333-2445).

     10.29          Amended and Restated Specific Terms and Conditions of Servicing Agreement related to
                    NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit
                    10.35 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.30          Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit
                    10.36 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.31          Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.37 of Post-Effective Amendment
                    No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No.
                    333-2445).

     10.32          Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.38 of
                    Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22,
                    1998, Registration No. 333-2445).

     10.33          Form of Indenture related to the lease-backed securitizations among ABFS Equipment Contract
                    Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 and among ABFS Equipment Contract Trust 1999-A, American Business Leasing, Inc. and The Chase
                    Manhattan Bank dated June 1, 1999. (Incorporated by reference from Exhibit 10.39 of
                    Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.34          Form of Receivables Sale Agreement related to the lease-backed securitizations ABFS
                    Equipment Contract Trust 1998-A, dated June 1, 1998, and ABFS Equipment Contract Trust
                    1999-A, dated June 1, 1999. (Incorporated by reference from Exhibit 10.34 of the 2001 Form
                    S-2).

     10.35          Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, June 1, 1998,
                    and September 1, 1998 (Incorporated by reference from Exhibit 10.40 of Registrant's
                    Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     10.36          $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among American
                    Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Capital Markets and First Union National Bank,
                    as liquidity agent. (Incorporated by reference from Exhibit 10.1 of the Registrant's
                    September 30, 1998 Form 10-Q).

     10.37          Lease Agreement dated August 30, 1999 related to One Presidential Boulevard, Bala Cynwyd,
                    Pennsylvania (Incorporated by reference to Exhibit 10.1 of the Registrant's September 30, 1999
                    Form 10-Q).

     10.38          Employment Agreement between American Business Financial Services, Inc. and Albert Mandia
                    (Incorporated by reference to Exhibit 10.2 of the Registrant's September 30, 1999 Form 10-Q).**

     10.39          Change in Control Agreement between American Business Financial Services, Inc. and Albert
                    Mandia (Incorporated by reference to Exhibit 10.3 of the Registrant's September 30, 1999 Form
                    10-Q).**

     10.40          American Business Financial Services, Inc. Amended and Restated 1999 Stock Option Plan
                    (Incorporated by reference from Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q
                    from the quarter ended September 30, 2001 filed on November 14, 2001).**

     10.41          Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American
                    Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by
                    reference from Exhibit 10.3 of the Registrant's December 31, 1999 Form 10-Q).

     10.42          Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business
                    Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as
                    Deal Agent (Incorporated by reference from Exhibit 10.4 of the Registrant's December 31, 1999
                    Form 10-Q).



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.43          Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business
                    Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as
                    Deal Agent (Incorporated by reference from Exhibit 10.5 of the Registrant's December 31, 1999
                    Form 10-Q).

     10.44          Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business
                    Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as
                    Deal Agent (Incorporated by reference from Exhibit 10.6 of the Registrant's December 31, 1999
                    Form 10-Q).

     10.45          Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement,
                    dated as of September 30, 1998, among American Business Lease Funding Corporation,
                    American Business Leasing, Inc. and a syndicate of financial institutions led by First
                    Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.7 of the
                    Registrant's December 31, 1999 Form 10-Q).

     10.46          Eight Amendment, dated as of January 10, 2000, to the Receivables Purchase Agreement,
                    dated as of September 30, 1998, among American Business Lease Funding Corporation,
                    American Business Leasing, Inc. and a syndicate of financial institutions led by First
                    Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.8 of the
                    Registrant's December 31, 1999 Form 10-Q).

     10.47          Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential
                    Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of
                    Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and
                    American Business Credit, Inc., as Servicer (Incorporated by reference from Exhibit 10.1 of the Registrant's March 31, 2000 Form 10-Q).

     10.48          Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland
                    Mortgage and Residential Funding Corporation. (Incorporated by reference from Exhibit 10.63 of
                    Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

     10.49          Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as
                    Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and
                    Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2,
                    as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business
                    Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and
                    Collateral Agent (Incorporated by reference from Exhibit 10.64 of the Registrant's Annual
                    Report on Form 10-K for the fiscal year ended June 30, 2000 (the "2000 Form 10-K")).



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.50          Indenture dated as of July 6, 2000 between ABFS Mortgage Loan Warehouse Trust 2000-2 and
                    The Chase Manhattan Bank. (Incorporated by reference from Exhibit 10.65 of the 2000 Form
                    10-K).

     10.51          Employment Agreement by and between American Business Financial Services, Inc. and Milton
                    Riseman (Incorporated by reference from Exhibit 10.66 of the 2000 Form 10-K).**

     10.52          Letter Employment Agreement by and between American Business Financial Services, Inc. and
                    Ralph Hall (Incorporated by reference from Exhibit 10.67 of the 2000 Form 10-K).**

     10.53          Master Loan and Security Agreement, dated as of January 22, 2001, between American Business
                    Credit, Inc., HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and American Business Mortgage
                    Services, Inc., f/k/a New Jersey Mortgage and Investment Corp., as Borrowers, American
                    Business Financial Services, Inc., as Guarantor, and Morgan Stanley Dean Witter Mortgage
                    Capital Inc., as Lender (Incorporated by reference from Exhibit 10.1 of Registrant's December
                    31, 2000 Form 10-Q).

     10.54          Senior Secured Credit Agreement, among:  American Business Credit, Inc. ("ABC"), a
                    Pennsylvania corporation, HomeAmerican Credit, Inc. ("HAC"), a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and New Jersey Mortgage and
                    Investment Corp., a New Jersey corporation whose name will be changed in January 2001 to
                    American Business Mortgage, American Business Financial Services, Inc. (the "Parent"), and The
                    Chase Manhattan Bank (Incorporated by reference from Exhibit 10.2 of Registrant's December 31,
                    2000 Form 10-Q).

     10.55          Sale and Servicing Agreement, dated as of March 1, 2001, by and among ABFS OSO, Inc., a
                    Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania
                    corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and
                    American Business Mortgage Services, Inc., a New Jersey corporation, as the Originators,
                    American Business Financial Services Inc., a Delaware corporation, as the Guarantor, ABFS
                    Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American
                    Business Credit, Inc., a Pennsylvania corporation, as the Servicer, EMC Mortgage Corporation, a Delaware corporation, as the Back-up Servicer, and The Chase Manhattan Bank, a New York
                    banking corporation, as the Indenture Trustee and the Collateral Agent. (Incorporated by
                    reference from Exhibit 10.72 of Registrant's Post-Effective Amendment No. One to the
                    Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.56          Indenture, dated as of March 1, 2001, by and among Triple-A One Funding Corporation, a
                    Delaware corporation, as the Initial Purchaser, ABFS Mortgage Loan Warehouse Trust 2001-1,
                    a Delaware statutory business trust, and its successors and assigns, as the Trust or the
                    Issuer, The Chase Manhattan Bank, a New York banking corporation, and its successors, as the Indenture Trustee, and American Business Financial Services, Inc., as the Guarantor.
                    (Incorporated by reference from Exhibit 10.73 of Registrant's Post-Effective Amendment No.
                    One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

     10.57          Insurance and Reimbursement Agreement, dated as of March 28, 2001, among MBIA Insurance
                    Corporation, a New York stock insurance company, ABFS Mortgage Loan Warehouse Trust 2001-1, a
                    Delaware business trust, as the Trust, ABFS OSO, Inc., a Delaware corporation, as the
                    Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Originator and the Servicer, HomeAmerican Credit, Inc., a Pennsylvania corporation, d/b/a Upland Mortgage, as the Originator, American Business Mortgage Services, Inc., a New Jersey corporation, as the
                    Originator, American Business Financial Services, Inc., a Delaware corporation, as the
                    Guarantor, The Chase Manhattan Bank, as the Indenture Trustee, and Triple-A One Funding
                    Corporation, a Delaware corporation, as the Initial Purchaser. (Incorporated by reference from Exhibit 10.74 of Registrant's Post-Effective Amendment No. One to the Registration
                    Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

     10.58          Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-1, dated as of
                    March 1, 2001, by and among Morgan Stanley ABS Capital I Inc., a Delaware corporation, as the
                    Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, and
                    The Chase Manhattan Bank, a New York banking corporation, as the Trustee. (Incorporated by reference from Exhibit 10.75 of Registrant's Post-Effective Amendment No. One to the
                    Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

     10.59          Unaffiliated Seller's Agreement, dated as of March 1, 2001, by and among Morgan Stanley ABS
                    Capital I, Inc., a Delaware corporation, and its successors and assigns, as the Depositor,
                    ABFS 2001-1, Inc., a Delaware corporation, and its successors, as the Unaffiliated Seller,
                    American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a
                    Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services Inc., a
                    New Jersey corporation, as the Originators. (Incorporated by reference from Exhibit 10.76 of
                    Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No.
                    333-40248, filed April 5, 2001.)



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.60          Amended and Restated Sale and Servicing Agreement dated as of June 28, 2001 by and among ABFS
                    Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American
                    Business Mortgage Services, Inc. f/k/a New Jersey Mortgage and Investment Corp., as
                    Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American
                    Business Credit, Inc., as an Originator and Servicer, American Business Financial Services,
                    Inc., as Sponsor and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent.
                    (Incorporated by reference from Exhibit 10.60 to the Form 10-K for the fiscal year ended June
                    30, 2001 filed on September 28, 2001.)

     10.61          Letter Agreement dated July 1, 2000 between ABFS and Albert W. Mandia. (Incorporated by reference to Exhibit 10.61 of Amendment No. 1 to the 2001 Form S-2 filed on October 5,
                    2001.)**

     10.62          American Business Financial Services, Inc. 2001 Incentive Plan. (Incorporated by reference from Exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2001 filed on
                    November 14, 2001 (the "September 2001 Form 10-Q")).**

     10.63          American Business Financial Services, Inc. 2001 Stock Incentive Plan Restricted Stock
                    Agreement. (Incorporated by reference from Exhibit 10.2 of the September 2001 Form 10-Q).**

     10.64          American Business Financial Services, Inc. 2001 Executive Management Incentive Plan.
                    (Incorporated by reference from Exhibit 10.3 of the September 2001 Form 10-Q).**

     10.65          December 2001 Amendment to Senior Secured Credit Agreement dated December 2001, among
                    American Business Financial Services, Inc., a Pennsylvania corporation, HomeAmerican
                    Credit, Inc., a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and American Business Mortgage Services, Inc. and JPMorgan Chase
                    Bank. (Incorporated by reference from Exhibit 10.1 to Registrant's Quarterly Report on
                    Form 10-Q for the quarter ended December 31, 2001 filed on February 14, 2002 (the
                    "December 2001 Form 10-Q")).

     10.66          Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and
                    ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.2 from the December 2001
                    Form 10-Q.)

     10.67          Master Contribution Agreement, dated as of November 16, 2001 by and between American Business
                    Financial Services, Inc. and ABFS Repo 2001, Inc. (Incorporated by reference from Exhibit 10.3 to the December 2001 Form 10-Q.)



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.68          Custodial Agreement dated as of November 16, 2001, by and among ABFS Repo 2001, Inc., a
                    Delaware corporation; American Business Credit, Inc., a Pennsylvania corporation; JPMorgan
                    Chase Bank, a New York banking corporation; and Credit Suisse First Boston Mortgage Capital
                    LLC. (Incorporated by reference from Exhibit 10.4 to the December 2001 Form 10-Q).

     10.69          Guaranty, dated as of November 16, 2001, by and among American Business Financial Services,
                    Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage,
                    American Business Mortgage Services, Inc. and Credit Suisse First Boston Mortgage Capital
                    LLC. (Incorporated by reference from Exhibit 10.5 to the December 2001 Form 10-Q.)

     10.70          Amendment No. 1 to the Indenture dated March 1, 2001 among Triple-A One Funding
                    Corporation, ABFS Mortgage Loan Warehouse Trust 2001-1 and JPMorgan Chase Bank.
                    (Incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form
                    10-Q for the quarter ended March 31, 2002 filed on May 15, 2002 (the "March 2002 Form
                    10-Q".)

     10.71          Amendment No. 2 to the Sale and Servicing Agreement dated as of March 1, 2001 by and among
                    ABFS OSO Inc., a Delaware corporation, as Depositor, ABFS Mortgage Loan Warehouse Trust
                    2001-1, a Delaware business trust, as the Trust, American Business Financial Services, Inc., a
                    Delaware corporation, as Guarantor, American Business Credit, Inc., a Pennsylvania
                    corporation, as Servicer, JPMorgan Chase Bank f/k/a The Chase Manhattan Bank, a New York
                    banking corporation, as Indenture Trustee and as Collateral Agent and MBIA Insurance
                    Corporation, a New York stock insurance company, as Note Insurer. (Incorporated by reference from Exhibit 10.2 to the March 2002 Form 10-Q.)

     10.72          3/02 Amended and Restated Senior Secured Credit Agreement dated as of March 15, 2002 among:
                    American Business Credit, Inc. and certain affiliates and JPMorgan Chase Bank, as Agent and as a Lender. (Incorporated by reference from Exhibit 10.3 to the March 2002 Form 10-Q.)

     10.73          $1.2 million Committed Line of Credit Note between American Business Financial Services, Inc.
                    and Firstrust Savings Bank dated January 18, 2002. (Incorporated by reference from Exhibit
                    10.4 to the March 2002 Form 10-Q.)

     10.74          American Business Financial Services, Inc. Dividend Reinvestment and Stock Purchase Plan.
                    (Incorporated by reference from Exhibit 10. 1 of the Registrant's Registration Statement on
                    Form S-3, No. 333-87574, filed on May  3, 2002.)

     10.75          Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-2, dated as of
                    June 1, 2001, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation,
                    American Business Credit, Inc., a Pennsylvania corporation, and The Chase Manhattan Bank, a
                    New York banking corporation.



    Exhibit
    Number                                                    Description
 -------------      -----------------------------------------------------------------------------------------------
     10.76          Unaffiliated Seller's Agreement, dated June 1, 2001 by and among Bear Stearns Asset Backed
                    Securities, Inc., a Delaware corporation, ABFS 2001-2, Inc., a Delaware corporation, American
                    Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland
                    Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New
                    Jersey corporation.

     10.77          Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2002-1, dated as of
                    March 1, 2002, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation and JPMorgan Chase
                    Bank, a New York banking corporation.

     10.78          Unaffiliated Seller's Agreement, dated as of March 1, 2002 by and among Bear Stearns Asset
                    Backed Securities, Inc., a Delaware corporation, ABFS 2002-1, Inc., a Delaware corporation,
                    American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a
                    Upland Mortgage, a Pennsylvania corporation and American Business Mortgage Services, Inc., a
                    New Jersey corporation.

     11.1           Statement of Computation of Per Share Earnings (Included in Note 18 of the Notes to June
                    30, 2001 and Note 10 of the March 31, 2002 Consolidated Financial Statements).

     12.1           Computation of Ratio of Earnings to Fixed Charges.

     16.1           Letter regarding change in certifying accountants. (Incorporated by reference from Exhibit
                    16.1 of the Registrant's Current Report on Form 8-K dated May 17, 2001.)

     16.2           Letter regarding change in certifying accountants. (Incorporated by reference from Exhibit
                    16.2 of the Registrant's Current Report on Form 8-K dated August 2, 2001.)

     23.1           Consent of Blank Rome Comisky & McCauley LLP (Included in Exhibit 5.1).

     23.2           Consent of BDO Seidman, LLP.

     24.1           Power of Attorney (Included on Signature Page).

     25.1           Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

     99.1           Form of Prospectus Supplement, Form of Order Forms and Other Materials.


--------------------
** Indicates management contract or compensatory plan or arrangement.